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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 2, 2009
Commission File Number: 001-10306

THE ROYAL BANK OF SCOTLAND GROUP PLC

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was made available on The Royal Bank of Scotland Group plc's website and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek immediately your own personal financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 (the "FSMA") if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Ordinary Shares please send this document, together with any accompanying form of proxy, as soon as possible, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred, or otherwise disposed of, only part of your holding of Ordinary Shares you should retain this circular and accompanying form of proxy and consult the stockbroker, bank or other agent through whom you made the sale, transfer or disposal.

The Royal Bank of Scotland Group plc
(incorporated under the Companies Acts 1948 to 1967 and registered with Registered No. SC045551)

Proposed accession to the Asset Protection Scheme and B Share and Dividend Access Share issues

Circular and Notice of General Meeting

Your attention is drawn to the letter from your Chairman which is set out in Part I of this document and which recommends you vote in favour of the Resolutions to be proposed at the General Meeting referred to below. Please read the whole of this document. You should not rely solely on any key or summarised information set out in this document.

Notice of a General Meeting of RBS, to be held on 15 December 2009 at 10.30 a.m. at RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ, is set out at the end of this document. A form of proxy for use at the General Meeting is enclosed. To be valid, forms of proxy should be completed, signed and returned in accordance with the notes to the Notice of General Meeting (at the end of this document) and the form of proxy itself.

Morgan Stanley and UBS are acting exclusively for RBS and no one else in connection with the Transaction and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than RBS for providing the protections afforded to their respective clients or for providing advice in relation to the Transaction or any matters referred to in this document. In particular, the advice of Morgan Stanley and UBS referred to in Part I of this document has been delivered to the RBS Directors for the purposes of their obligations under the Listing Rules. It has not been delivered for the benefit of anyone else, including RBS Shareholders, and it is not to be relied on by anyone other than the RBS Directors for any purpose whatsoever.

Apart from the responsibilities and liabilities, if any, which may be imposed on Morgan Stanley and UBS by the Listing Rules, Morgan Stanley and UBS accept no responsibility whatsoever and make no representation or warranty, express or implied, for the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by RBS, or on RBS's behalf, or by them, or on their behalf, in connection with RBS or the Transaction, and nothing in this document is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Morgan Stanley and UBS accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document and any such statement.

None of The Commissioners of Her Majesty's Treasury, the Solicitor for the Affairs of Her Majesty's Treasury, UK Financial Investments Limited, the Asset Protection Agency, or any person controlled by or controlling any such person, or any director, officer, official or employee of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of, any information in this document. Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of this document (or any supplement or amendment to this document).

The B Shares and the Dividend Access Share referred to herein are not being offered in any jurisdiction and accordingly this document does not constitute an offer to sell, or the solicitation of an offer to buy, the B Shares or the Dividend Access Share in any jurisdiction, including, without limitation, the United States. The B Shares and the Dividend Access Share have not been, and will not be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States or of any other jurisdiction and may not be offered or sold in the United States. There will be no public offer of the B Shares or the Dividend Access Share in the United Kingdom, the United States or elsewhere. No application has been, or is currently expected to be, made to list the B Shares, and no application has been or will be made to list the Dividend Access Share, on any exchange or in any share dealing facility.

FORWARD LOOKING STATEMENTS

This document contains or incorporates by reference "forward looking statements", within the meaning of Section 27A of the US Securities Act and Section 21E of the US Exchange Act, regarding the belief or current expectations of RBS, RBS's Directors and other members of its senior management about RBS's businesses and the transactions described in this document, including statements relating to any future write-downs or impairments. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward looking statements.

These forward looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of RBS and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward looking statements include, among other factors:

•
the ability of RBS to access sufficient funding to meet its liquidity needs;

•
developments in the current crisis in the global financial markets, and their impact on the financial industry in general and on RBS in particular;

•
the full nationalisation of RBS or other resolution procedures under the Banking Act;

•
general economic conditions in the United Kingdom, countries in Europe and Asia in which RBS has business activities, and the United States;

•
the financial stability of other financial institutions, and RBS's counterparties and borrowers;

•
the value and effectiveness of any credit protection purchased by RBS;

•
the extent of future write-downs and impairment charges caused by depressed asset valuations;

•
RBS's ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO's businesses and assets;

•
the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk, and commodity and equity price risk;

•
changes in RBS's credit ratings;

•
RBS's participation in the APS and the effect of such Scheme on RBS's financial and capital position;

•
the issuance by RBS of the B Shares and the Dividend Access Share, and the conversion of the B Shares in accordance with their terms;

•
the ability of RBS to access the contingent capital arrangements;

•
a change of UK Government or changes to UK Government policy;

•
the monetary and interest rate policies of central banks, in particular the Bank of England, the European Central Bank, the Dutch Central Bank, the Board of Governors of the US Federal Reserve System and other G-7 central banks;

•
limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS;

•
changes in the pricing environment;

•
the effects of competition and consolidation in the markets in which RBS operates;

•
changes in applicable laws, regulations and taxes in jurisdictions in which RBS operates;

•
the inability of RBS to hedge certain risks economically;

•
the final impact of the State aid approval;

•
the ability of RBS to complete its restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the State aid approval; and

•
the success of RBS in managing the risks involved in the foregoing.

These statements are further qualified by the risk factors disclosed in this document that could cause actual results to differ materially from those in the forward looking statements. See Part I, Appendix 1 of this document.

These forward looking statements speak only as at the date of this document. Except as required by the FSA, the London Stock Exchange, the Listing Rules, the Disclosure and Transparency Rules or applicable law, RBS does not have any obligation to update or revise publicly any forward looking statement, whether as a result of new information, further events or otherwise. Except as required by the FSA, the London Stock Exchange, the Listing Rules, the Disclosure and Transparency Rules or applicable law, RBS expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in RBS's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Capitalised terms have the meanings ascribed to them in Part VI of this document.

 FINANCIAL INFORMATION

Unless otherwise stated, the financial information relating to the Group contained herein has been extracted without material adjustment from the Interim Management Statement.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Each of the times and dates in the table below is indicative only and may be subject to change.

2009
Latest time and date for receipt of General Meeting forms of proxy	10.30 a.m. on 11 December

General Meeting	10.30 a.m. on 15 December

Implementation of APS and issue of Initial B Shares and the Dividend Access Share to HM Treasury	22 December

General notes:

(a)
The times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by RBS, in which event details of the new times and dates will be notified, where appropriate, to Shareholders.

(b)
References to times in this document are to London times unless otherwise stated.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors
Philip Hampton	Chairman
Stephen Hester	Group Chief Executive
Gordon Pell	Deputy Chief Executive
Bruce Van Saun	Group Finance Director
Colin Buchan(1)	Non-Executive Director
Sir Sandy Crombie(1)	Non-Executive Director
Archie Hunter(1)	Non-Executive Director
Joe MacHale(1)	Non-Executive Director
John McFarlane(1)	Non-Executive Director
Arthur "Art" Ryan(1)	Non-Executive Director
Philip Scott(1)	Non-Executive Director

Note:

(1)
Denotes Independent Non-Executive Director.

Penny Hughes has been appointed, subject to regulatory approval, as an Independent Non-Executive Director with effect from 1 January 2010.

Each of the Directors' business address is the Company's registered address at 36 St Andrew Square, Edinburgh EH2 2YB.

Group General Counsel and Group Secretary
Miller McLean

Registered office

36 St Andrew Square
Edinburgh EH2 2YB

Telephone: 0131 556 8555, or, when dialling from outside the United Kingdom, +44 131 556 8555

Registered in Scotland No. SC045551

Joint Sponsor UBS Limited 1 Finsbury Avenue London EC2M 2PP	Joint Sponsor Morgan Stanley & Co. International plc 25 Cabot Square London E14 4QA
Auditors Deloitte LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2DB	Reporting Accountants Deloitte LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2DB
Legal Advisers to RBS as to English, US and Dutch law Linklaters LLP One Silk Street London EC2Y 8HQ	Legal Advisers to the Joint Sponsors as to English and US law Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS
Linklaters LLP World Trade Centre Amsterdam Tower H, 22nd Floor Zuidplein 180 1077 XV Amsterdam
Legal Advisers to RBS as to Scottish law Dundas & Wilson C.S. LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2EN	Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ

PART I

LETTER FROM THE CHAIRMAN OF RBS

Gogarburn PO Box 1000 Edinburgh EH12 1HQ
27 November 2009

Dear Shareholder,

On 3 November 2009 we announced the key terms of our participation in the Asset Protection Scheme (the "APS") set up by HM Treasury as one of a series of measures aimed at helping to restore confidence in the UK banking system and, in conjunction with that proposed participation, our agreement to issue new capital to HM Treasury. At the same time, we announced that we had reached an agreement in principle with the EC Competition Commissioner (the "Commissioner") on a series of restructuring measures to comply with EC State aid requirements. These announcements marked a crucial milestone in RBS's recovery. While the terms agreed do not represent everything we might have hoped for, they provide us with the tools to get on with the job of restoring RBS to standalone strength and rebuilding attractive, sustainable shareholder value.

Since February 2009, when we first announced our intention to take part in the APS, the financial and economic environment has become less harsh. We still see real risks in the global economy but the probability of the downturn continuing much longer now appears less likely than it seemed nine months ago. That changed environment has made it possible to redesign the APS and proposed capital issuance, and the Transaction we have now agreed with HM Treasury is narrower in scope, more affordable and more flexible than the original plan. The proposed capital issuance and redesigned APS have the Board's full support, and I am writing to you today to provide you with further information on their terms and to seek your support for the Board's decision to proceed with the capital issuance and to participate in the APS.

Our revised plans comprise three main elements:

•
B Share Issuance

While we now believe credit impairments may be plateauing at around the levels we experienced in the first half of 2009, we have already made it clear that we expect our overall results in 2010 and 2011 to continue to be affected by high credit losses as we manage down the exposures in our Non-Core Division and continue to experience high levels of impairments in the Core Bank. At the same time, as the effects of the severe downturn experienced in 2008 and 2009 work through the economy, the risk weightings applied to our assets, and so the capital required to support them, may continue to rise. We know, too, that a number of regulatory pressures may further raise the levels of capital we, along with other banks, will be required to hold. We still need, therefore, to strengthen our capital base materially and have accordingly agreed to issue £25.5 billion of new capital to HM Treasury. This new capital will take the form of B Shares, which will not generally carry voting rights at meetings of Ordinary Shareholders but which are convertible into Ordinary Shares and will count as Core Tier 1 Capital. While the B Shares themselves will be entitled to the same dividends as Ordinary Shares, a Dividend Access Share will be issued in conjunction with them. The combined effect will be that HM Treasury will enjoy preferential but non-transferable dividend rights on the new capital it provides.

•
Contingent Subscription

Although the proposed capital issuance of £25.5 billion is expected to be sufficient to provide RBS with robust capital ratios according to the Group's current base case forecasts, the FSA also requires banks to have enough capital to maintain a minimum Core Tier 1 Ratio of at least 4 per cent. even in a severely stressed scenario in which economic conditions deteriorate well beyond consensus forecasts. To enable RBS to meet this test, HM Treasury will subscribe for up to an additional £8 billion of capital (in the form of additional B Shares) if RBS's Core Tier 1 Ratio falls below 5 per cent. (the "Contingent

Subscription"). This Contingent Subscription will enable us to maintain our capital resilience even if such a severely stressed scenario were to occur.

•
APS

There have been signs of improvement in the economic environment in some of RBS's key markets and many observers now believe that the worst of the crisis that has afflicted financial markets over the last two years has passed. Nevertheless, the range of forecasts for the major economies in which RBS operates remains wide. We have therefore agreed to take part in a redesigned APS in which, once losses on a £282 billion pool of specified assets exceed £60 billion, HM Treasury would bear 90 per cent. of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on RBS's portfolio, the APS provides additional protection to our capital ratios and financial position.

Either a failure to meet the FSA's capital assessment framework or a failure to withstand any further deterioration in the economy could lead to the full nationalisation or other resolution procedures under the Banking Act in respect of RBS. Bluntly, the combination of the £25.5 billion B Share issuance, the Contingent Subscription and the APS which the proposed arrangements entail is the only protection currently available to our Group to avoid the risk of full nationalisation or other resolution procedures under the Banking Act. In the event of full nationalisation or other resolution procedures under the Banking Act in respect of RBS, the likelihood is that Shareholders would lose most or all of the value in their Shares. HM Treasury is required to put in place certain compensation arrangements under the Banking Act, but there can be no assurance that holders of Ordinary Shares would recover compensation promptly and/or equal to any loss incurred. In view of this, the Board, having full regard to the Directors' duty to promote the success of RBS to the benefit of Shareholders as a whole, believes that acceding to the APS is the only prudent option open to our Group.

RBS's agreement to issue the B Shares and the associated Dividend Access Share and to participate in the APS (together, "the Transaction") is classified under the Listing Rules as a related party transaction because HM Treasury, with which the Accession Agreement and the Acquisition and Contingent Capital Agreement have been reached, is also our largest shareholder, controlling approximately 70 per cent. of our Ordinary Shares. The Transaction, therefore, cannot take effect without the approval of Independent Shareholders.

In addition, we are seeking Shareholder approval to adopt a new deferral plan, which will enable RBS to defer incentive awards into Shares and/or subordinated debt.

1.     Issuance of B Shares and the Dividend Access Share

1.1  Initial capital issuance

On implementation of the APS (the "Issue Date") and subject to certain terms and conditions, HM Treasury has agreed to acquire 51,000,000,000 B Shares (the "Initial B Shares") and the Dividend Access Share for an aggregate amount of £25.5 billion. This capital injection will be satisfied partly in cash and partly through the issue of bills issued by HM Treasury on which interest will accrue. The B Shares will constitute Core Tier 1 Capital.

We will pay a fee for the B Share issuance and the Contingent Subscription, payable annually over a five year period.

1.2  The Contingent Subscription

RBS has received a commitment from HM Treasury that, for a period of five years from the Issue Date or, if earlier, until the occurrence of a Termination Event or until RBS (with FSA consent) decides to terminate the Contingent Subscription, it will subscribe for up to an additional £8 billion in aggregate amount of B Shares. The Contingent Subscription will take effect if RBS's Core Tier 1 Ratio falls below 5 per cent. and certain other conditions are met.

1.3  Fee

The annual fee for the Initial B Shares and the Contingent Subscription will be £320 million less 4 per cent. of the value of any B Shares subscribed for under the Contingent Subscription. This annual fee will be paid over a five year period and will be payable in cash or, subject to the consent of HM Treasury, either by the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax

Loss Waiver) or through the issuance of additional B Shares to HM Treasury (on the same terms as the Initial B Shares). The annual fee ceases to be payable on termination of the Contingent Subscription and if RBS terminates the Contingent Subscription in part, the fee will reduce proportionately.

1.4  Key terms of the B Shares and the Dividend Access Share

The B Shares are convertible into Ordinary Shares at HM Treasury's option at an initial conversion price of £0.50 per share, subject to adjustment. The initial agreement reached with HM Treasury in February 2009 envisaged that the B Shares would be mandatorily converted if the price of RBS's Ordinary Shares exceeded £0.65 for a specified period but this mandatory conversion right no longer applies to the B Shares. HM Treasury has maintained its agreement not to convert its B Shares into Ordinary Shares to the extent that its holding of Ordinary Shares following conversion would represent more than 75 per cent. of RBS's issued Ordinary Share capital.

The B Shares will rank pari passu with the Ordinary Shares on a winding up or liquidation and carry the same cash dividend rights (and, in certain circumstances, the same dividend rights generally) as Ordinary Shares. However, a Dividend Access Share carrying enhanced dividend rights will also be issued to HM Treasury on the Issue Date. The Dividend Access Share will rank equally with RBS's Ordinary Shares in the event of a winding-up or liquidation of the Company and the enhanced dividend rights embedded in the Dividend Access Share will be linked to the total number of B Shares issued to HM Treasury from time to time. In combination, the Dividend Access Share and the B Shares will entitle HM Treasury to dividends calculated, broadly, as the greater of 7 per cent. of the B Share issue amount and 250 per cent. of dividends paid on one Ordinary Share multiplied by the number of B Shares issued to HM Treasury.

These enhanced dividend rights are described more fully in Appendix 3 to this letter and will fall away in respect of B Shares in issue at the relevant time when the RBS share price equals or exceeds £0.65 per Ordinary Share, subject to adjustment, for 20 or more complete dealing days in any period of 30 consecutive dealing days. Dividends on the B Shares and the Dividend Access Share will be covered by the two-year prohibition on the payment of dividends agreed in principle with the Commissioner. For as long as no dividend is paid on the Dividend Access Share, no dividend may be paid on the Ordinary Shares or B Shares and no Ordinary Shares may be bought back by RBS.

The voting rights attached to the B Shares and the Dividend Access Share are limited, as described more fully in Appendix 3 to this letter.

The Dividend Access Share will only be transferable to an entity which is wholly-owned, directly or indirectly, by HM Treasury. The B Shares will be freely transferable.

Please refer to Appendix 3 to this letter for a more detailed description of the terms of the B Shares and the Dividend Access Share.

2.     The Asset Protection Scheme

As originally conceived in February 2009, the APS offered, in our view, strong but costly cover against losses including those within our base case forecasts. We have now agreed with HM Treasury that the APS should be restructured. The restructuring is designed so that losses within our base case forecasts no longer result in a payout under the APS.

The pool of assets covered by the new Scheme has been reduced from the £325 billion announced in February 2009 to £282 billion, both amounts as at 31 December 2008, while the First Loss amount to be absorbed by RBS, originally £42.2 billion, will be much higher at £60 billion. Historic accounting impairments and write-downs on the revised pool of assets now amount to £21.3 billion compared with £22.7 billion when originally announced.

The £282 billion pool of assets included in the Scheme includes £3 billion of derivatives and structured finance assets which for technical reasons do not currently, or which it is anticipated will not in the future, satisfy the eligibility requirements of the Scheme. HM Treasury and RBS have agreed to enter into good faith negotiations to establish as soon as possible whether (and if so, to what extent) APS coverage should extend to these assets. In addition, RBS has agreed that on or prior to its accession to the APS it will issue a withdrawal notice in respect of £1.2 billion of Covered Assets across a broad range of asset classes.

As originally envisaged in February 2009, RBS would have paid a single fee to HM Treasury for the APS of £6.5 billion, payable in B Shares, and would have agreed to give up the benefit of certain current and future tax losses. These losses were valued at £9 billion to £11 billion at 30 June 2009.

Under the terms now agreed with HM Treasury, RBS will instead pay an annual fee at a rate of £700 million per annum for three years (2009-2011) and £500 million per annum thereafter until the earlier of (i) termination of the APS and (ii) 31 December 2099. The fee is payable in cash or, subject to HM Treasury consent, either by the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver) or, through the issuance of additional B Shares to HM Treasury (on the same terms as the Initial B Shares).

In the event that the First Loss is not exceeded, RBS will have the option to exit the APS, subject to FSA approval and subject to an exit fee equal to the shortfall (if any) between (i) aggregate annual fees paid to the date of exit and (ii) the higher of (a) £2.5 billion and (b) 10 per cent. of the aggregate annual reduction in Pillar 1 capital requirements in respect of the assets covered by the APS up to the time of exit (see Appendix 2 to this letter for more details). Except in a scenario where losses are significantly higher than in the base case, we would not expect the exit fee to exceed the £2.5 billion minimum. These commercial terms relating to exit agreed with HM Treasury are an important and, in the base case, a beneficial change to the APS and we will be working resolutely to bring forward the point at which exit becomes possible.

The exit fee is payable in cash or, subject to HM Treasury consent, by the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver).

If the First Loss is exceeded, subject to FSA approval, RBS may exit the APS by repaying any net payments made by HM Treasury under the terms of the APS (or as otherwise agreed with HM Treasury) together with the exit fee referred to above. Given these exit terms, in a severe stressed scenario in which the First Loss may have been exceeded, the advantage of the protection afforded by the APS may outweigh the £700 million (or £500 million as the case may be) annual cost and other disadvantages of continuing to participate in the APS and the Group may choose not to exit and continue in the APS indefinitely. Self evidently this would be a serious consequence for the Group. The manner in which the APS protection will be treated for accounting purposes and the value attributed to such protection is set out more fully on page 66.

Many of the Scheme rules, including the extensive reporting requirements, remain onerous. For example, in certain circumstances HM Treasury may appoint a step-in manager who would have certain oversight, investigation, approval and other rights over the management of assets covered by the APS. Moreover, although we do not currently expect to have to make any claim under the APS, in the severe scenario in which we had to do so, the Scheme's provisions mean that there would be a time lag of at least two years for payments made by HM Treasury. I would direct your attention to Appendix 2 to this letter, in which you will find a more detailed discussion of these rules.

In addition to the reporting requirements, the terms of accession to the APS are in several respects very restrictive. HM Treasury has required that, as a condition of accessing the APS, RBS grants to HM Treasury the right to consent to the quantum and shape of the 2009 bonus pool, such right to be exercised by UK Financial Investments Limited ("UKFI"). The Board has agreed to this requirement solely on the basis that it is an essential part of the overall agreements for the refinancing of the Group and accession to the APS, which the Board believes are in the interests of all shareholders. Depending on UKFI's approach to recommendations made by the Board in respect of that bonus pool, this requirement may adversely impact RBS's ability to attract and retain senior managers and other key employees and thereby place RBS at a significant competitive disadvantage against its competitors as well as increasing the risks facing RBS and weakening management's ability to deal with them.

On our base case forecasts, the substantial First Loss amount borne by RBS will not be exceeded and HM Treasury will make no payment under the APS. On this base case analysis, we expect HM Treasury, therefore, to make a sizeable profit from RBS under the APS through the fees we will pay.

However, the Board considers this to be a reasonable price for RBS to pay for the cover received from HM Treasury for the very stressed scenarios in which claims might be made on HM Treasury under the APS. To be clear, RBS must meet the capital assessment requirements for both base case and stressed case scenarios laid down by the FSA in order to ensure that each of its licensed entities is permitted to carry on as a licensed bank. The Board believes that acceding to the APS, which together with the B Share issuance and Contingent Subscription form part of an overall transaction with HM Treasury, remains an essential safeguard in the event of an economic outcome more severe than we currently anticipate. Additionally, the APS provides capital relief to RBS which reduces the amount of new capital that would otherwise be required to be issued.

3.     State aid measures

HM Treasury had detailed negotiations with the Commissioner in order to reach agreement in principle on the State aid and the restructuring package announced on 3 November 2009 on which negotiations have continued. The ultimate decision to approve these proposals still rests with the EC's College of Commissioners (the "College"). RBS believes that these proposed measures are consistent with well-publicised State aid guidelines. State aid received by RBS and covered by the State aid approval and restructuring package includes the recapitalisation of RBS announced in October 2008 and RBS's planned accession to, and participation in, the APS, together with the B Share capital issuance, including the Contingent Subscription.

3.1  Business Divestments

Based on discussions with the Commissioner, RBS believes that, the State aid and State aid restructuring package, as submitted to the European Commission (the "Commission"), demonstrates a viable plan for RBS to return to long-term standalone strength without the support of the UK Government. The approval will be subject to RBS taking a number of measures in the shape of business divestments in accordance with the State aid process.

The Commissioner and HM Treasury have agreed in principle that RBS will be required to reduce its presence in the UK banking sector. The divestment associated with this will encompass the disposal of the RBS branch-based business in England and Wales, the NatWest branches in Scotland, along with direct SME customers across the UK. This will result in the disposal of 318 branches UK-wide (14 per cent. of the Group's UK retail network) and the appropriate infrastructure to support this business.

RBS has committed that the SME and mid-corporate customers that form part of the UK banking divestment will amount to 5 per cent. of all SME and mid-corporate customers in the UK respectively. This divestment is expected to reduce RBS's UK market share by approximately 2 percentage points in Retail banking.

This network, combining RBS branches in England and Wales (for the most part, originally Williams & Glyn's) and NatWest in Scotland, is expected to constitute a viable, standalone, nationwide business.

In addition, between now and the end of 2013, and subject to potentially retaining a minority interest until the end of 2014, RBS will divest RBS Insurance, which has a market-leading position in the UK. RBS will also divest by the end of 2013 Global Merchant Services, its card payment acquiring business which has a top five global market share, (subject to RBS retaining up to 20 per cent. of each business within Global Merchant Services if required by the purchaser). RBS's interest in RBS Sempra Commodities, a leading global commodities trader, will also be divested.

The Board will seek to time these disposals to maximise value and they may be effected through an initial public offering, sales or a combination of these. RBS will now develop a process and timetable for carrying out these disposals by the end of 2013. One of our principal areas of focus as part of this process will be to minimise disruption and uncertainty for our customers and staff.

In the event that the Group is unable to achieve these disposals or to implement other restructuring measures in the agreed timescales, the conditions of the State aid approvals will not be met and the Group may be compelled to take further action in a manner that could materially reduce the value achieved by the Group for disposals, if any, or otherwise negatively affect the Group's business, operations and financial conditions.

In the event that the RBS Core Tier 1 Ratio (calculated by reference to the regulatory rules in force as at 31 December 2009) declines to below 5 per cent. at any time before 31 December 2014, or should RBS fail to implement its funded balance sheet target level (after certain adjustments) by 31 December 2013 by £30 billion or more, RBS has further agreed in principle with the Commissioner that it will reduce RWAs by £60 billion through further disposals of identifiable businesses and associated assets.

3.2  Behavioural Measures

RBS has also agreed to a number of behavioural commitments, including the requirement for the ranking of our Global Banking & Markets division to be no higher than fifth in the combined global all debt league table for three years. This includes all bonds globally and all syndicated loans globally measured in US dollars. It excludes self-led, self-funded, money market, short term deals and certain other debt. RBS is currently ranked sixth globally for all debt and at the same time last year held the fifth ranking.

RBS will enter into a commitment that, from 1 January 2010 until 31 December 2013, it will be at the leading edge of implementing the G-20 principles, the FSA Remuneration Code and any remuneration proposals from the Walker Review that are implemented in regulations.

RBS has undertaken that, unless otherwise agreed with the Commission, neither RBS nor any of its direct or indirect subsidiaries (excluding any companies in the ABN AMRO Group) will pay investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from a date starting not later than 30 April 2010 and for a period of two years thereafter (the "Deferral Period") or exercise any call rights in relation to the same between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Unless the Commission agrees otherwise, the hybrid capital instruments existing on 24 November 2009 which are retained in the ABN AMRO Group after Separation is complete will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after Separation) and following the expiry of any "pusher" periods following Separation and such capital restructuring.

Further details on the restructuring and behavioural commitments can be found in Appendix 4 to this letter.

3.3  Other agreements with HM Treasury and its degree of influence over the Group

In addition to the substantial fees associated with the APS, HM Treasury has required RBS, as a pre-condition to its participation in the APS, to enter into a number of additional commitments. The principal elements of these additional commitments are:

•
RBS has agreed to a revised approach to pay and reward for its staff for 2009, including a comprehensive plan to defer a large part of any bonuses paid, with the potential for clawback if part of the profits to which any bonus originally related turns out in later years to result in a loss for the Group.

•
RBS has also agreed with HM Treasury that it will continue to meet its lending commitments, which include lending an additional £25 billion to creditworthy customers on commercial terms subject to market demand. A similar lending commitment will be agreed for next year, which will reflect the economic circumstances at the time.

•
At HM Treasury's request, RBS has agreed to contribute up to £100 million as a cornerstone investor to funds managed by a national investment corporation established by the UK Government. This new fund is intended to improve the availability of growth capital for small and medium-sized enterprises.

•
RBS has agreed to implement its plans to introduce a customer charter for its small and medium-sized clients by 27 November 2009, and to play a constructive role in discussions between the banking industry and the Office of Fair Trading in relation to current account fees and charges.

Furthermore, HM Treasury has stated that it intends to respect the commercial decisions of the Group and the Group will continue to have its own independent Board of Directors and management team determining its own strategy. Should its current intentions change, HM Treasury's position as majority shareholder means that it may be able to exercise a significant degree of influence over (among other things) the election of directors, the appointment of senior management, remuneration policy and governance. Notwithstanding this, the Board has a duty to promote the success of RBS for the benefit of its members as a whole and, in discharging this duty, will have to take into account the implications of such influence as may be exerted on RBS from time to time.

4.     Financial effects of the Transaction

The £25.5 billion capital issue and the APS will materially strengthen RBS's capital ratios, augmenting the impact of our own restructuring measures. The subscription for £25.5 billion of B Shares will qualify as Core Tier 1 Capital. Whilst the APS has at accession no impact on the Pillar I regulatory capital requirement in respect of the assets in the pool, it will improve the reported overall capital, and the Core Tier 1, ratios of the Group, and is expected to assist RBS in meeting the forward looking stress testing framework applied by the FSA.

At 30 September 2009 the Group's Core Tier 1 Ratio stood at 5.5 per cent. and its Tier 1 Capital ratio at 8.0 per cent. Taken together, but without taking account of the £8 billion Contingent Subscription, the Transaction would have strengthened these capital ratios to 11.7 per cent. and 15.1 per cent. respectively, on a pro-forma basis.(1)

The payment of annual fees under the APS and in respect of the Initial B Shares and the Contingent Subscription will negatively affect RBS's retained earnings while it continues to participate in the APS. As discussed above, in the event that the First Loss is not exceeded, RBS will have the option to exit the APS, subject to FSA approval and subject to an exit fee equal to the higher of £2.5 billion or 10 per cent. of the aggregate annual reduction in Pillar 1 capital requirements in respect of the assets covered by the APS up to the time of exit (see Appendix 2 to this letter for more details), less, in each case, the aggregate annual fees already paid. The dividends payable on the B Shares and Dividend Access Share will also, if paid, negatively affect retained earnings attributable to RBS's Ordinary Shareholders.

While the Board has increased its 2013 target for the Group's Core Tier 1 Ratio to over 8 per cent., reflecting the expectation of both regulators and investors that banks should in future hold significantly more capital than was the norm in recent years, the capital ratios resulting from the £25.5 billion capital issuance will, on our base case forecasts, exceed this target. Consequently, HM Treasury's economic interest in RBS will increase by more than would otherwise be the case, and earnings per share for other Shareholders will be further diluted.

However, the extent of prospective regulatory change that may impact this ratio adversely is not yet known. Additionally, in a significantly worse economic environment than envisaged in those base case forecasts, such as the severe and prolonged recessionary scenarios used by the FSA for its capital assessment, then this additional £25.5 billion capital cushion, together with the Contingent Subscription and the APS, would be essential in order to maintain the Group's Core Tier 1 Ratio above the FSA stressed minimum of 4 per cent.

While the costs of the B Share issuance, the Dividend Access Share and the APS will adversely affect RBS's profitability over the next few years, the strengthening of our capital ratios will provide our Group with increased confidence that it can withstand the credit losses that could conceivably occur in a severe or prolonged economic downturn.

Following the issuance of B Shares and the Dividend Access Share, the HM Treasury holding of Ordinary Shares in RBS will remain at 70.3 per cent., though this holding could rise to 75 per cent. if B Shares are converted to Ordinary Shares. As a result of the issuance of the £25.5 billion of B Shares and the Dividend Access Share, HM Treasury's economic interest will rise to 84.4 per cent.

5.     Trading performance and outlook

RBS's Interim Management Statement on results for the three months ended 30 September 2009 were published on 6 November 2009. The data set out below have been extracted without material adjustment from the Interim Management Statement.

5.1  Current trading

The Group reported an operating loss of £1,525 million in the third quarter, compared with £3,533 million in the second quarter. Adjusting for movements in the fair value of own debt, pre-impairment operating profit improved to £2,237 million, compared with £2,090 million in the previous quarter. Global

(1)
These figures have been extracted without material adjustment from the unaudited pro forma financial information set out in Part III of this document.

Banking & Markets revenues, as we signalled in August, have returned to more normalised levels from the exceptionally strong conditions seen in the first and, to a lesser extent, second quarters. UK Corporate and GTS results are solid, but profitability in the UK, Ireland and US retail divisions remains subdued. The Non-Core Division is now operational and is thus far meeting its run-off forecasts. The Non-Core operating loss decreased to £2,718 million from £4,975 million in the second quarter.

Group net interest margin ("NIM") beat our forecasts in the quarter at 1.75 per cent., compared with 1.70 per cent. in the second quarter and 2.05 per cent. in the third quarter of 2008. All divisions have made good progress in improving asset margins to reflect the increased cost of funding, risk and additional capital requirements, and there has been some improvement in wholesale funding markets. Deposit margins remain under pressure, however.

Funding and liquidity positions have continued to improve, and the loan:deposit ratio, gross of provisions, declined to 142.3 per cent., compared with 144.5 per cent. at the end of the second quarter. Our liquidity pool, at £140 billion, is now close to our 2013 target of £150 billion, though its make-up will become more costly as government bonds are required to increase sharply as part of the total. Reliance on central bank funding is now down 69 per cent. from its peak, reflecting the marked improvement in short term money markets.

Net tangible equity per share increased to £0.594p at 30 September 2009, from £0.580p at 30 June 2009, with positive movements in available for sale reserves and currency translation outweighing the attributable loss of £1.8 billion.

5.2  Efficiency

RBS's cost:income ratio improved to 59.1 per cent. in the third quarter from 66.4 per cent. in the second quarter. Adjusted for insurance claims, the cost:income ratio improved from 78.3 per cent. to 70.5 per cent. Our efficiency programme is progressing well though this will, regrettably but inevitably, mean further job losses as we continue our restructuring to meet the changed market realities.

We are actively re-tooling our businesses for future success as part of our five year strategic plan. These actions will require some reinvestment of cost savings into increased information technology and marketing spending, but they also involve making each of our businesses better and more efficient at serving their customers.

5.3  Impairments

Although impairments remained high at £3,279 million in the quarter, third quarter trends are encouraging, notwithstanding a modest increase in default rates. Impairments and credit market write-downs remain concentrated in the Non-Core Division, though Ulster Bank particularly and Citizens are still experiencing increased impairment losses, reflecting the difficult economic environments they operate in.

5.4  Capital

Our Core Tier 1 Capital Ratio declined to 5.5 per cent. at 30 September 2009, reflecting in part the loss recorded in the third quarter, which reduces our capital base, but just as importantly an increase of £47.4 billion in risk-weighted assets to £594.7 billion. This increase in RWAs was driven primarily by the fall in credit ratings for monolines, the effect of procyclicality in Basel II models and by foreign exchange movements. The majority of these effects occurred in the Non-Core Division, which in time will be run down. Nominal assets were broadly stable at constant exchange rates.

As indicated above, the proposed issuance of B Shares and the APS, taken together, would have increased the Group's pro forma Core Tier 1 Ratio at 30 September 2009 to 11.7 per cent. The significant strengthening of our capital base will enable the Group to maintain robust capital ratios in the face of continuing high impairment levels, rising RWAs from the impact of procyclicality and increasing regulatory capital demands.

5.5  Serving our customers

Our core customer franchises have demonstrated remarkable resilience in the face of very difficult economic conditions. Except for those activities earmarked for run-off or exit, RBS has sustained its market positions and customer service measures. Customer numbers are growing or stable in all major businesses. UK Retail added 139,000 current account customers and 25,000 mortgage customers during the third quarter, while Ulster Bank and Citizens have held their customer bases steady. The stability of our retail franchises helped RBS to increase customer deposits by £8.5 billion during the quarter.

In business markets, RBS lent £15.2 billion to UK SMEs and corporates in the third quarter, taking total lending to £45.5 billion in the first nine months of the year. Lending to SMEs increased to £9.7 billion in the third quarter, up 5 per cent. from the previous quarter. Demand for lending remains muted, and overdraft utilisation rates across the SME and mid-corporate segments have remained low at 44 per cent. SME and mid-corporate customers still have access to undrawn committed facilities of more than £27 billion. The average interest rate on new lending to SMEs fell to 3.4 per cent., compared with 7.0 per cent. in the third quarter of 2008.

5.6  Outlook

While the third quarter has shown a number of encouraging trends, we remain cautious about economic prospects as the recovery seems likely to be slow and unemployment continues to rise. NIM is stabilising, but we expect competition for retail deposits to remain intense and overall NIM is expected to remain broadly stable in the next few quarters. Impairments appear to be plateauing in line with first half levels, although there may be volatility around that trend in coming quarters.

While the APS and capital issuance plans we have agreed with the Government will take our Core Tier 1 Capital Ratio to well above our target of 8 per cent., it is clear that the next two years will bring a number of further pressures, including the impact of procyclicality and increasing regulatory demands. Core business profits will take time to recover and build, especially as GBM results normalise.

Shareholders are urged to read the whole of this document and not to rely solely on the summarised financial information set out in this section of the document.

6.     Importance of the Resolutions

As mentioned earlier, RBS's agreement to participate in the APS and to issue the B Shares and the Dividend Access Share (including pursuant to the Contingent Subscription) is classified as a related party transaction because HM Treasury, with which the Accession Agreement and the Acquisition and Contingent Capital Agreement have been concluded, is also our largest shareholder, controlling approximately 70 per cent. of our Ordinary Shares. It is, therefore, important that Independent Shareholders should be given the opportunity to review this large and complex transaction and to satisfy themselves of its merits. RBS's participation in the APS, the B Share issuance and the Dividend Access Share issue cannot take effect without Independent Shareholder approval and you will, therefore, be invited to vote on the Transaction at a General Meeting to be held at RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ on 15 December 2009. Notice of this meeting and the Resolutions to be proposed are included at the end of this document.

Resolution 1 is an ordinary resolution to approve the accession to and participation in the APS and the issue of B Shares and the Dividend Access Share to HM Treasury as a related party transaction, as required under the Listing Rules; HM Treasury will not vote on this resolution. The issue of B Shares to HM Treasury includes the issue of £25.5 billion of B Shares, the Contingent Subscription and the possible issue of B Shares in connection with (a) the fees for the APS and the B Share Issue, (b) the payment in B Shares of certain dividends in respect of the Dividend Access Share and the B Shares and (c) any Bonus Issue made in connection with the conversion of the B Shares to Ordinary Shares.

Resolution 2 is an ordinary resolution granting the Directors authority to allot B Shares, the Dividend Access Share and Ordinary Shares in certain circumstances, in each case as required under the Companies Act.

Resolution 3 is an ordinary resolution, as required under the Companies Act and the Articles of Association, to grant the Directors authority to capitalise certain amounts of the Company's reserves and to apply these amounts in paying up B Shares and to consolidate and sub-divide share capital and/or sub-divide shares, in each case in connection with any conversion of B Shares into Ordinary Shares or the payment in B Shares of certain dividends on the Dividend Access Share and the B Shares.

Resolution 4 is an ordinary resolution, as required under Listing Rules, to adopt the RBS 2010 Deferral Plan. Under the new plan, incentives will be deferred into awards that will be settled in shares and/or subordinated debt. In order to ensure that performance-related pay awards take future risk from current business into account, thereby aligning employee, customer and shareholder interest more fully, the RBS Remuneration Committee can determine that awards should be reduced and/or forfeited, after reviewing (amongst other things) the performance of the employing company, any member of the Group, any business area or team or the relevant individual. Further plans may be adopted based on the RBS 2010 Deferral Plan to allow it to be operated in other countries or for relevant employees in the ABN AMRO Group or it may be modified to take account of local tax, exchange control or securities laws in such countries and, where feasible, to mitigate any unfavourable tax treatment.

Resolution 5 is a special resolution, as required under the Companies Act, to approve (a) the deletion of the references in the Articles of Association to the Company's authorised share capital now that the 2006 Act has abolished the requirement for a company to have an authorised share capital and (b) other amendments to the Articles of Association required in connection with the B Share Issue, the issue of the Dividend Access Share, the Non-Voting Deferred Shares Series B and the conversion of RBS's convertible preference shares.

Resolution 6 is a special resolution which will authorise the Directors to disapply pre-emption rights, to the extent applicable under the Companies Act, in respect of the allotment of the B Shares, the Dividend Access Share and the Ordinary Shares referred to in Resolution 2. This power will expire simultaneously with the authority to allot given pursuant to Resolution 2. All Ordinary Shareholders (including HM Treasury) have statutory pre-emption rights and are entitled to vote on resolutions to disapply such rights. Therefore pre-emption rights cannot be disapplied, to the extent applicable, unless a resolution to disapply such rights has been put to the vote of all Ordinary Shareholders (including HM Treasury) and passed by the requisite majority.

Resolutions 2, 3, 5 and 6 must be passed by Shareholders and Resolution 1 must be passed by Independent Shareholders at the General Meeting in order for the Transaction to proceed. If any of Resolutions 2, 3, 5 and 6 is not approved by Shareholders or Resolution 1 is not approved by Independent Shareholders, then the Group will not participate in the APS or issue the B Shares or the Dividend Access Share. If this were to be the case, the Directors do not believe that any alternative methods of obtaining protection for stressed losses through the economic cycle and improving capital ratios are available to the Group, with the result that the Group could face increased risk of full nationalisation or other resolution procedures under the Banking Act in respect of RBS and Shareholders could lose most or all of the value of their Shares (which risk remains despite the compensation arrangements HM Treasury is required to put in place in accordance with that Act) (for further information, see Appendix 1 to this letter).

As the accession to and participation in the APS, the B Share Issue and the issue of the Dividend Access Share is a related party transaction for the purposes of the Listing Rules, in accordance with the Listing Rules, HM Treasury will not vote on Resolution 1 (being the resolution to approve the accession to and participation in the APS, the B Share Issue and the issue of the Dividend Access Share as a related party transaction), and HM Treasury has undertaken to take all reasonable steps to ensure that its associates, if any, will not vote on Resolution 1. This reflects HM Treasury's role as provider of credit risk protection under the APS, as well as its potentially conflicting role as our major shareholder and the collector of taxes in the United Kingdom.

7.     Directors' assessment

Since we first announced our intention to participate in the APS in February 2009, the apparent improvement in the economic environment has contributed to a strong rally in the financial markets and we, for our part, have set out a strong and coherent restructuring plan that we believe can rebuild RBS to standalone strength. We have taken the first steps towards that goal by embarking on the implementation of our strategic plan and through the creation of our Non-Core Division. In the light of all that has changed in the economic environment since February, the B Shares and related Dividend Access Share may appear to be a relatively expensive form of capital, and besides the financial cost of the APS, there is a very significant management and reporting burden that will result from our accession to and participation in the APS. There will be some who may argue that, given the improvement in market conditions since we first announced our plans, the price is, in aggregate, too high for the protection our

Group will receive. The Board's view is, nevertheless, that the rationale for the Transaction remains valid for the reasons set out below:

•
RBS must meet the capital assessment requirements for both normal and stressed case scenarios laid down by the FSA in order to ensure that each of its licensed entities is permitted to carry on as a licensed bank. Without the £25.5 billion capital issuance, the additional £8 billion of Contingent Subscription and the APS we would not satisfy this framework.

•
We do not believe that any alternative source of additional capital or protection is currently available to the Group that would provide us with the resilience we need and that would avoid the risk of Independent Shareholders losing most or all of the value in their Shares if RBS were to be nationalised or be subject to other resolution procedures under the Banking Act.

•
The range of forecasts for the major economies in which RBS operates remains wide. In the event of a severe or prolonged economic downturn, which could result in more extreme credit losses on RBS's portfolio, the Contingent Subscription and the APS will provide important protection to its capital position beyond that provided by the initial B Share issuance.

•
It is possible that we may look back in years to come and, if the severe outcomes against which we have obtained protection have not come to pass, feel that the price was too great. Today, however, it is the Board's view that the costs of the Transaction are commensurate with the substantial risk protection provided to our Group.

Since our original announcement in February 2009, material changes have been made during negotiations with HM Treasury to certain of the terms of the Transaction. Although we have had to accept terms which are, in a number of respects, not as we would have wished, the redesigned APS is more affordable and flexible and has our support. Likewise, the agreement in principle reached with the Commissioner is clearly more material to the structure of the Group than we had hoped, and this will require us to revise our strategic plan and so will increase the risks in its execution. However, the Group's inherent strengths remain intact and the divestment proceeds will help our capital position, bringing forward the prospect of exit from the APS. The Directors believe that they have negotiated the most favourable terms available to RBS in all the circumstances and, given the risk of nationalisation and other resolution procedures under the Banking Act in respect of RBS for Independent Shareholders if the Transaction is not implemented, have recommended they vote in favour of the Transaction as described below.

8.     Recommendation

The Board, which has been so advised by Morgan Stanley and UBS, considers that the Transaction is fair and reasonable so far as Independent Shareholders are concerned. In providing their advice, Morgan Stanley and UBS have taken into account the Board's commercial assessments of the Transaction.

Further, the Board considers that the Transaction and the Resolutions are in the best interests of Shareholders taken as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolutions to be put to the General Meeting as they intend to do, or procure, in respect of their own beneficial shareholdings held at the time of the General Meeting. Please note that HM Treasury will not vote on Resolution 1, and HM Treasury has undertaken to take all reasonable steps to ensure that its associates, if any, will not vote on Resolution 1.

Yours sincerely,

Philip Hampton
Chairman

APPENDIX 1 TO THE LETTER FROM THE CHAIRMAN OF RBS—RISK FACTORS

The following risks should be considered carefully by Shareholders before making any decision whether or not to vote in favour of the Resolutions.

This section addresses the existing and future material risks to RBS's business. The risks below are not the only ones that RBS will face. Some risks are not yet known and some that are not currently deemed material could later turn out to be material. All of these risks could materially affect RBS, its income, operating profits, earnings, net assets, liquidity and capital resources. In such a case, the market price of Ordinary Shares may decline and Shareholders could lose all or part of their investment.

RISKS RELATING TO RBS

RBS and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act.

Under the provisions of the Banking Act, substantial powers have been granted to the Authorities as part of the Special Resolution Regime to stabilise banks that are in financial difficulties (the "SRR"). The SRR confers powers on the Bank of England: (i) to transfer to the private sector all or part of the business of a UK incorporated institution with permission to accept deposits pursuant to Part IV of the FSMA (a "relevant entity"); (ii) to transfer all or part of the business of the relevant entity to a "bridge bank" established by the Bank of England; and also confers a power on HM Treasury to transfer into temporary public ownership (nationalisation) the relevant entity or its UK-incorporated holding company. The Banking Act also provides for two new insolvency and administration procedures for relevant entities.

The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if the FSA is satisfied that (i) a relevant entity such as RBS's UK banking subsidiaries, including RBS plc and NatWest, is failing, or is likely to fail, to satisfy the threshold conditions set out in Schedule 6 to the FSMA, and (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation options) action will be taken that will enable the relevant entity to satisfy those threshold conditions. The threshold conditions are conditions which an FSA-authorised institution must satisfy in order to retain its FSA authorisation. They are relatively wide-ranging and deal with most aspects of a relevant entity's business, including, but not limited to, minimum capital resource requirements. It is therefore possible that the FSA may trigger one of the stabilisation options before an application for an insolvency or administration order could be made.

The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as RBS) into temporary public ownership provided that certain conditions set out in Section 82 of the Banking Act are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

If HM Treasury makes the decision to take RBS into temporary public ownership, it may take various actions in relation to Ordinary Shares without the consent of holders of the Ordinary Shares, including (among other things):

(i)
transferring the Ordinary Shares free from any contractual or legislative restrictions on transfer;

(ii)
transferring the Ordinary Shares free from any trust, liability or encumbrance;

(iii)
extinguishing any rights to acquire Ordinary Shares;

(iv)
delisting the Ordinary Shares;

(v)
converting the Ordinary Shares into another form or class of securities; or

(vi)
disapplying any termination or acceleration rights or events of default under the terms of the Ordinary Shares which would be triggered by the transfer.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

Accordingly, there can be no assurance that the taking of any such actions would not adversely affect the rights of holders of Ordinary Shares and/or adversely affect the price or value of their investment or that the ability of RBS to satisfy its obligations under contracts related to Ordinary Shares would be unaffected. In such circumstances, such holders may have a claim for compensation under one of the compensation schemes currently existing under, or contemplated by, the Banking Act if any action is taken in respect of Ordinary Shares (for the purposes of determining an amount of compensation, an independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). There can be no assurance that holders of Ordinary Shares would thereby recover compensation promptly and/or equal to any loss actually incurred.

If RBS was taken into temporary public ownership and a partial transfer of its or any relevant entity's business was effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the transfer may directly affect RBS and/or its Group companies by creating, modifying or cancelling their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (amongst other things) (i) require RBS or Group companies to support and cooperate with the bridge bank or private sector purchaser, (ii) cancel or modify contracts or arrangements between RBS or the transferred business and a Group company, or (iii) impose additional obligations on RBS under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of RBS to satisfy its obligations under related contracts.

If RBS was taken into temporary public ownership and a partial transfer of its or any relevant entity's business was effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the nature and mix of the assets and liabilities not transferred may adversely affect RBS's financial condition and increase the risk that RBS may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act.

While it was in force, the UK Government took action under the Banking (Special Provisions) Act 2008 in respect of a number of UK financial institutions, including, in extreme circumstances, full and part nationalisation. There have been concerns in the market in the past year regarding the risks of such nationalisation in relation to RBS and other UK banks. If economic conditions in the United Kingdom or globally continue to deteriorate, or the events described in the following risk factors occur to such an extent that they have a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the Group, the UK Government may decide to take similar action in relation to RBS under the Banking Act. Given the extent of the Authorities' powers under the Banking Act, it is difficult to predict what effect such actions might have on the Group and any Securities issued by RBS or Group companies. However, potential impacts may include full nationalisation of RBS and the total loss of value in the Shares.

If a partial transfer of RBS's business were effected under the Banking Act by the Bank of England, under the terms of which the liabilities under Ordinary Shares were not transferred, HM Treasury is required to make a compensation scheme order or a resolution fund order (depending on the stabilisation power adopted) and must make a third party compensation scheme order including pursuant to the Banking Act (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of Ordinary Shares would recover any compensation promptly and/or equal to any loss actually incurred.

The Group's businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.

The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. In addition, the global financial system has yet fully to overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world's largest corporate institutions operating across a wide range of industry sectors, many of whom are the Group's customers and counterparties in the ordinary course of its business. In response to this economic instability and illiquidity in the market, a number of governments, including the UK Government, the governments of the other EU member states and the US Government, have intervened in order to inject liquidity and capital into the financial system, and, in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, and global economic conditions are expected to remain challenging in the near to medium term, with many forecasts predicting negative GDP growth in the United Kingdom for the remainder of 2009, and only modest levels of GDP growth over the course of 2010. Similar conditions are likely to exist in a number of the Group's key markets, including those in the United States and Europe, particularly Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability and cost of credit for financial institutions, including RBS, and will continue to impact the credit quality of the Group's customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group currently experiences certain business sector and country concentration risk, primarily focused in the United Kingdom and the rest of Europe and relating to personal and banking and financial institution exposures. The Group's performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

The aid given to the Group by HM Treasury is subject to State aid review by the Commission. The outcome of this review is uncertain and may involve the imposition of conditions on the Group that may be materially adverse to its interests, the prohibition of some elements of the aid or the requirement for the Group to repay the aid. It is expected that there will be a prohibition on the making of discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B Shares) for a two-year period, which may impair the Group's ability to raise new Tier 1 Capital through the issuance of Ordinary Shares and other Securities.

The aid given to the Group by HM Treasury as part of the First Placing and Open Offer, the issuance of up to £25.5 billion of B Shares to HM Treasury, a commitment by HM Treasury to acquire up to an additional £8 billion of B Shares if certain conditions are met and the Group's participation in the APS (the "State aid"), is subject to clearance under the European State aid rules.

As a result of the First Placing and Open Offer, the Group was required to cooperate with HM Treasury to submit a forward plan to the Commission. This plan was submitted and there have been detailed discussions between HM Treasury, the Group and the Commission. The plan submitted not only had regard to the First Placing and Open Offer, but also the B Share Issue (including the Contingent Subscription) and the Group's participation in the APS. As part of its review, the Commission is required to assess the State aid and to consider whether the Group's long-term viability will be assured, that the Group makes a sufficient contribution to the costs of its restructuring and that measures are taken to limit distortions of competition arising from the aid provided to the Group by the UK Government. In advance of the announcement of the restructuring package on 3 November 2009, the Group, together with HM Treasury, agreed in principle with the Commissioner the terms of the State aid and the terms of a restructuring plan (the "State aid restructuring plan"). Since 3 November 2009, discussions have continued with regard to the State aid and the State aid restructuring plan. Based on these negotiations, the Group anticipates that the final State aid restructuring plan will consist of the principal elements set out in Part I, Appendix 4 of this document (although it remains possible that further measures will be required), which the Group is confident will address any competition distortions from the State aid that the Group has received. The expected prohibition on the making of discretionary dividend (including preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period will prevent RBS from paying dividends on its Ordinary Shares and preference shares and coupons on other Tier 1 Capital securities for the same duration, and it may impair the Group's ability to raise new Tier 1 Capital through the issuance of Ordinary Shares and other Securities.

As the ultimate State aid decision, including the terms of the State aid and the State aid restructuring plan, will be taken by the College, at this stage there can be no certainty as to the outcome of the State aid proceedings and the content of the final State aid restructuring plan.

If the College does not approve the State aid and the State aid restructuring plan in substantially the form described in Part I, Appendix 4 of this document, then the Commission would be likely instead to open a formal investigation into State aid given to the Group. At the conclusion of this investigation, the Commission could prohibit some or all, or require amendments to the terms, of the B Share Issue, the Contingent Subscription or the APS, including the pricing of the APS, but still require some or all elements of the proposed State aid restructuring plan, the result of which could be more disadvantageous to the Group. The Commission could also impose conditions that are more disadvantageous, potentially materially so, to the Group than those in the proposed State aid restructuring plan. In particular, the Group could be required to dispose of a significantly larger proportion of its assets and/or agree to a more stringent divestment timetable or more onerous behavioural restrictions than those contemplated in the State aid restructuring plan. Any more extensive remedies could have a materially more negative impact on the Group than would be the case if the Group implemented the proposed State aid restructuring plan. In addition, such divestments could be complicated by relevant assets and/or exposures that are covered by the APS ceasing to be covered, upon divestment.

In addition, the Commission may, instead of imposing more disadvantageous conditions as described above, refuse to permit the B Share Issue (including access by the Group to the Contingent Subscription) or the Group's participation in the APS or require HM Treasury to recover the State aid from the Group, all of which could have a materially adverse impact on the Group. For further detail, please read the risk factor entitled If the Group is unable to participate in the APS and/or the Company is unable to issue £25.5 billion of B Shares, the Dividend Access Share and, if required, the £8 billion Contingent B Shares (including as a result of the Resolutions not being approved), the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act below.

It is possible that, even if the College does approve the State aid and the State aid restructuring plan in substantially the form described in Part I, Appendix 4 of this document, there could be changes to either or both which are, in each case, disadvantageous to the Group.

Further, it is possible that, even if the College does approve the State aid and the State aid restructuring plan in substantially the form described in Part I, Appendix 4 of this document, a third party could challenge that decision in the European Courts. The Group does not believe that any such challenge would be likely to succeed but, if it were to succeed, the Commission would need to reconsider its decision, which may result in any of the adverse outcomes described above.

The Group will also be subject to a variety of risks as a result of implementing the State aid restructuring plan in the form submitted by HM Treasury. There is no assurance that the price that the Group receives for any assets sold pursuant to the State aid restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State aid restructuring plan or if such sale were not subject to the restrictions (including in relation to potential purchasers of the UK branch divestment) contained in the terms thereof. Further, should the Group fail to complete any of the required disposals within the agreed timeframes for such disposals, under the proposed terms of the State aid clearance a divestiture trustee can be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State aid approval it could constitute a misuse of aid. In circumstances where the Commission doubts that the Group is complying with the terms of the State aid approval, it may open a formal investigation. At the conclusion of this investigation, if the Commission decides that there has been misuse of aid, it can issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the Group.

In implementing the State aid restructuring plan, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group's business arising from implementing the State aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and giving rise to separation costs which could be substantial.

The implementation of the State aid restructuring plan agreed in principle with the Commissioner may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally. If any or all of the risks described above, or any other currently unforeseen risks, materialise, there could be a materially negative impact on the Group's business, operations, financial condition, capital position and competitive position.

For further details on the State aid restructuring plan, including a description of the Group's undertakings and the restrictions imposed, see Part I, Appendix 4 of this document.

Lack of liquidity is a risk to the Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Since the second half of 2008, credit markets worldwide have experienced a severe reduction in liquidity and term-funding. During this time, perception of counterparty risk between banks also increased significantly. This increase in perceived counterparty risk also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group's access to traditional sources of liquidity has been, and may continue to be, restricted.

The Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group's ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While in the first half of 2009 money market conditions have improved, with the Group seeing a material reduction of funding from central banks and the issuance of £9 billion of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on the Group.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group's control, such as a loss of confidence, increasing competitive pressures or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on the Group's ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. In particular, the liquidity position of the Group may be negatively impacted if it is unable to achieve the run-off and sale of non-core and other assets as expected. Any significant delay in those plans may require the Group to consider disposal of other assets not previously identified for disposal to achieve its funded balance sheet target level.

The governments of some of the countries in which the Group operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of the Group are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case. This may place the Group's subsidiaries operating in those countries, such as Ulster Bank Ireland Ltd, which did not participate in such government guarantee schemes, at a competitive disadvantage to the other local banks and therefore may require the Group to provide additional funding and liquidity support to these operations.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group's overall cost of funding, which could have an adverse impact on the Group's financial condition and results of operations or result in a loss of value in the Shares.

Governmental support schemes may be subject to cancellation, change or withdrawal or may fail to be renewed, which may have a negative impact on the availability of funding in the markets in which the Group operates.

Governmental support schemes may be subject to cancellation, change or withdrawal (on a general or individual basis, subject to relevant contracts) or may fail to be renewed, based on changing economic and political conditions in the jurisdiction of the relevant scheme. Furthermore, certain schemes which have been announced, may not yet have been fully implemented, or their terms have not yet been finalised. To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets in which such schemes operate, the Group, in common with other banking groups, may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse impact on the Group's business, financial condition, results of operations and prospects or result in a loss of value in the Shares.

The financial performance of the Group has been and will be affected by borrower credit quality.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Whilst some economies have stabilised over the course of 2009, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and banking and financial institution sectors) and in a number of geographies (such as the United Kingdom, the United States, the Middle East and the rest of Europe, particularly Ireland). This trend has led and may lead to further and accelerated impairment charges, higher costs, additional write-downs and losses for the Group or result in a loss of value in the Shares.

The actual or perceived failure or worsening credit of the Group's counterparties has adversely affected and could continue to adversely affect the Group.

The Group's ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial services institutions or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses or defaults by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default of the Group's counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and markets). In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those recently experienced. Any such losses could have a material adverse effect on the Group's results of operations and financial condition or result in a loss of value in the Shares.

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in 2007, 2008 and during the first nine months of 2009. Any further deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs or realise increased impairment charges, any of which may adversely affect its capital position, its financial condition and its results of operations or result in a loss of value in the Shares.

Further information about the write-downs which the Group has incurred and the assets it has reclassified (a) during the year ended 31 December 2008 is set out on pages 122 to 143 of the Annual Report and Accounts of RBS, (b) during the six months ended 30 June 2009 is set out in the Interim Results and (c) during the nine months ended 30 September 2009 is set out in the Interim Management Statement.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps ("CDSs"), which are carried at fair value. The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness has deteriorated rapidly, which may continue. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded and such adjustments may have a material adverse impact on the Group's financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices and other market factors have significantly affected and will continue to affect the Group's business.

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in the past year.

Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of RBS's non-UK subsidiaries (principally Citizens and RBS Securities Inc.) and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group's investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant reductions in the value of such portfolios. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's borrowing costs and its access to the debt capital markets depend significantly on its and the UK Government's credit ratings.

RBS and other Group members have been subject to a number of downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBS or one of its principal subsidiaries (particularly RBS plc) would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of UK Government ownership and support provided to the Group through the Credit Guarantee Scheme, any downgrade in the UK Government's credit ratings could adversely affect the Group's own credit ratings and may have the effects noted above. All credit rating agencies have reaffirmed the UK Government's AAA rating, although S&P changed its outlook to "negative" on 21 May 2009. Fitch reaffirmed the UK Government's stable outlook on 31 July 2009 and Moody's reiterated the UK Government's stable outlook on 26 October 2009. Credit ratings of RBS, RBS plc, ABN AMRO, Ulster Bank and Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBS's long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group's access to liquidity and competitive position, increase its funding costs and have a negative impact on the Group's earnings and financial condition or result in a loss of value in the Shares.

The Group's business performance could be adversely affected if its capital is not managed effectively.

Effective management of the Group's capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the B Share Issue and the previous placing and open offers was to allow RBS to strengthen its capital position. Recently, the FSA has indicated that it is considering raising capital adequacy standards generally and may require banks operating in the United Kingdom to increase the proportion of their capital held in the form of government securities, to ensure that these institutions have adequate liquidity in times of financial stress.

These and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates may require the Group to raise additional Tier 1 Capital and Core Tier 1 Capital by way of further issuances of securities, including in the form of Ordinary Shares or B Shares. The requirement to raise additional Core Tier 1 Capital could have a number of negative consequences for RBS and its Shareholders, including impairing RBS's ability to pay dividends on or make other distributions in respect of the Ordinary Shares and diluting the ownership of existing Shareholders. If the Group is unable to raise the requisite capital, it may be required to further reduce the amount of its risk weighted assets and engage in the disposition of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the agreement in principle reached with the Commissioner, should the Group's Core Tier 1 Capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the

Group will be required to reduce its risk weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets.

As at 31 December 2008, the Group's Tier 1 Capital and Core Tier 1 Capital ratios were 9.9 per cent. and 5.9 per cent.(2), respectively (and 8.0 per cent. and 5.5 per cent., respectively, as at 30 September 2009), calculated in accordance with FSA definitions. Any change that limits the Group's ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Shares.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

Under IFRS, the Group recognises at fair value (i) financial instruments classified as "held-for-trading" or "designated as at fair value through profit or loss", (ii) financial assets classified as "available-for-sale", and (iii) derivatives, each as further described in "Accounting Policies" on page 182 of the Annual Report and Accounts of RBS. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the current financial crisis. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on the Group's results of operations and financial condition or result in a loss of value in the Shares.

The Group's ability to implement its strategic plan depends on the success of the Group's refocus on its core strengths and the balance sheet reduction programme arising out of its previously announced non-core restructuring plan and the State aid restructuring plan.

In light of the changed global economic outlook, the Group has embarked on a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme to run down and sell the Group's non-core assets announced in February 2009, which targets a gross reduction in funded assets of £251 billion, and the continued review of the Group's portfolio to identify further disposals of certain non-core assets. This balance sheet reduction programme will continue alongside the disposals proposed under the State aid restructuring plan agreed in principle with the Commissioner (but still subject to final approval by the College).

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the Group will be able to sell or run down (as applicable) those businesses it is seeking to exit either on favourable economic terms to the Group or at all. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent,

(2)
These figures have been extracted without material adjustment from the Annual Report and Accounts.

including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date. Furthermore, in the context of implementing any agreed State aid restructuring plan, the Group is expected to be subject to certain timing and other restrictions which may result in the sale of assets at prices below those which the Group would have otherwise agreed had the Group not been required to sell such assets as part of the State aid restructuring plan or if such sale were not subject to the restrictions contained in the terms of the State aid conditions. For further details of the State aid restrictions and conditions, see Part I, Appendix 4 of this document.

In addition, the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the Group's assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as a result of the disposals, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group's business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors, either in the context of State aid-related or non-core or other asset disposals, could affect the Group's ability to implement its strategic plan and have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios, liquidity and Share price.

The extensive organisational restructuring may adversely affect the Group's business, results of operations and financial condition.

As part of its refocus on core strengths and its disposal programme, RBS has undertaken and continues to undertake extensive organisational restructuring involving the allocation of assets identified as non-core assets to a separate Non-Core Division, and the run-down and sale of those assets over a period of time. In addition, to comply with State aid clearance, RBS has agreed in principle to undertake a series of measures to be implemented over a four-year period, which include disposing of RBS Insurance (subject to potentially maintaining a minority interest until the end of 2014). RBS will also divest by the end of 2013 Global Merchant Services, subject to RBS retaining up to 20 per cent. of each business within Global Merchant Services if required by the purchaser, and its interest in RBS Sempra Commodities, as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers across the United Kingdom. In order to implement these restructurings, various businesses and divisions within the Group will be re-organised, transferred or sold, or potentially merged with other businesses and divisions within the Group. As part of this process, personnel may be reallocated, where permissible, across the Group, new technology may be implemented, and new policies and procedures may be established in order to accommodate the new shape of the Group. As a result, the Group may experience a high degree of business interruption, significant restructuring charges, delays in implementation, and significant strain on management, employee, operational and financial resources. Any of the above factors could affect the Group's ability to achieve its strategic objectives and have a material adverse effect on its business, results of operations and financial condition or could result in a loss of value in the Shares.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.

Recent consolidation among banking institutions in the United Kingdom, the United States and throughout Europe is changing the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and be able to offer retail deposits on more favourable terms than the Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the Group's competitors may be better able to attract and retain clients and talent, which may have a negative impact on the Group's relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. Although, at present, it is difficult to predict what the effects of this increased government ownership and involvement will be or how they will differ from jurisdiction to jurisdiction, such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability and financial condition or result in a loss of value in the Shares.

As a condition to HM Treasury support, RBS has agreed (or in certain cases, agreed in principle) to certain undertakings which may serve to limit the Group's operations and it may be required to agree to further restrictions in the future.

Under the terms of the First Placing and Open Offer, RBS provided certain undertakings aimed at ensuring that the subscription by HM Treasury of the relevant RBS Ordinary Shares and preference shares and the Group's participation in the Credit Guarantee Scheme offered by HM Treasury as part of its support for the UK banking industry are compatible with the common market under EU law. These undertakings include (i) supporting certain initiatives in relation to mortgage lending and lending to SMEs until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group's balance sheet. Under the terms of the Second Placing and Open Offer, the Group's undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the United Kingdom. These undertakings may serve to limit the Group's operations. In addition, pursuant to certain arrangements entered into between RBS and certain UK Government departments, RBS is subject to further undertakings, which supersede the lending commitments made to HM Treasury in October 2008 and January 2009 by agreeing to lend to creditworthy borrowers on commercial terms, £16 billion above the amount RBS had budgeted to lend to UK businesses and £9 billion above the amount RBS had budgeted to lend to UK homeowners in the year commencing 1 March 2009. There is also a commitment to lend at similar levels in the year commencing 1 March 2010, although this is subject to adjustment of the commitments by agreement with the UK Government to reflect circumstances at the start of the 2010 commitment period. Notwithstanding the Group's willingness to lend to creditworthy customers and its clarity that the requisite funds are available, thereby fulfilling its commitments, indications remain that it is unlikely that RBS's net business lending will increase by the £16 billion that it is making available, in the light of the subdued demand that the Group is currently experiencing. Failure to comply with these lending commitments may result in the withdrawal or restriction of the Group's eligibility to extend its participation in the Credit Guarantee Scheme from three to five years, which could have a material adverse impact on the Group's business, financial condition, results of operations and prospects. For a description of these undertakings, see paragraph 9 of Part IV of this document.

The Group has also agreed in principle to certain other commitments, which are material for the structure of the Group and its operations, under the State aid restructuring plan agreed in principle with the Commissioner in relation to State aid, as set out in Part I, Appendix 4 of this document.

In addition, the Group, together with HM Treasury, has now agreed in principle with the Commissioner a prohibition on the making of discretionary dividends (including on preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period. It is possible that the Group may, in future, be subject to further restrictions on payments on such hybrid capital instruments, whether as a result of undertakings given to regulatory bodies or otherwise.

The Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement, as described in Part I, Appendix 3 of this document.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

The Group's ability to implement its strategy depends on the ability and experience of its senior management, which may include Directors, and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a negative impact on the Group's business. The Group's future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of government funding (such as RBS). The Group has made a commitment to comply with the FSA Remuneration Code. These rules come into force on 1 January 2010 and are in line with the agreement reached by the G-20, setting global standards for the implementation of the Financial Stability Board's remuneration principles. The Group agreed that it will be at the leading edge of implementing the G-20 principles and has granted UKFI consent rights over the shape and size of its aggregate bonus pool for the 2009 performance year. Depending on UKFI's approach to the recommendations made by the Board regarding the bonus pool, this may impair the ability of the Group to attract and retain suitably qualified personnel in various parts of the Group's businesses.

The Group is also consulting on proposals to alter certain of the pension benefits it offers to staff. In addition to the effects of such measures on the Group's ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition and results of operations or result in a loss of value in the Shares.

In addition, certain of the Group's employees in the United Kingdom, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its expected restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have a material adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group's businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United Kingdom, the United States and other European countries. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in the APS and any other government or regulator-led initiatives), the Group expects to face greater regulation in the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe. Compliance with such regulations may increase the Group's capital requirements and costs and have an adverse impact on how the Group conducts its business, on the products and services it offers, on the value of its assets and on its results of operations and financial condition or result in a loss of value in the Shares.

Other areas where governmental policies and regulatory changes could have an adverse impact include, but are not limited to:

•
the monetary, interest rate, capital adequacy, liquidity, balance sheet leverage and other policies of central banks and regulatory authorities;

•
general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Group operates or may increase the costs of doing business in those markets;

•
changes to financial reporting standards;

•
changes in regulatory requirements relating to capital, such as limitations on the use of deferred tax assets in calculating Core Tier 1 and/or Tier 1 Capital, or prudential rules relating to the capital adequacy framework;

•
other general changes in the regulatory requirements, such as the imposition of onerous compliance obligations, restrictions on business growth or pricing and requirements to operate in a way that prioritises objectives other than Shareholder value creation;

•
changes in competition and pricing environments;

•
further developments in financial reporting, corporate governance, conduct of business and employee compensation;

•
differentiation amongst financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the entire Group to accept exposure to the risk of any individual member of the Group, or even third party participants in guarantee schemes, failing;

•
implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes;

•
transferability and convertibility of currency risk;

•
expropriation, nationalisation and confiscation of assets;

•
changes in legislation relating to foreign ownership; and

•
other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group's products and services.

The Group's results have been and could be further adversely affected in the event of goodwill impairment.

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position. For the year ended 31 December 2008, the Group recorded a £32.6 billion(3) accounting write down of goodwill and other intangibles relating to prior year acquisitions (see page 71 of the Annual Report and Accounts) and for the nine months ended 30 September 2009, the Group recorded a £311 million accounting write down of goodwill and other intangible assets (see page 102 of the Interim Management Statement).

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the liabilities of the Group's various defined benefit pension schemes which are long term in nature will exceed the schemes' assets, as a result of which the Group is required or chooses to make additional contributions to the schemes. The schemes' assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios and returns from them may be less than

(3)
This figure has been extracted without material adjustment from the Annual Report and Accounts.

expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions. Given the current economic and financial market difficulties and the prospects that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have a negative impact on the Group's capital position, results of operations or financial condition or result in a loss of value in the Shares. The next funding valuation of the Group's major defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund, will take place with an effective date of 31 March 2010.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.

The Group's operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the EU, the United States and other jurisdictions, including class action litigation and review by the European Commission under State aid rules. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny over the last year and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group's operations or result in a material adverse effect on the Group's reputation or results of operations or result in a loss of value in the Shares. For details about certain litigation and regulatory investigations in which the Group is involved, see paragraphs 7 and 8 of Part IV of this document.

Operational risks are inherent in the Group's operations.

The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of applicable laws or regulations, could have a materially negative impact on the Group's business, reputation and results of operations and share price. Notwithstanding anything contained in this risk factor, it should not be taken as implying that RBS will be unable to comply with its obligations as a company with securities admitted to the Official List of the UKLA or as a supervised firm regulated by the FSA.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group's profitability. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group.

UKFI manages HM Treasury's shareholder relationship with RBS. Although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group's remuneration policy and practice, including the right (through UKFI) to consent to the shape and quantum of the bank's aggregate variable bonus pool for the 2009 performance year. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of RBS for the benefit of its members as a whole.

The Group's insurance businesses are subject to inherent risks involving claims.

Future claims in the Group's general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group's control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group's operations have inherent reputational risk.

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme (the "Compensation Scheme") was established under the FSMA and is the United Kingdom's statutory fund of last resort for customers of authorised financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorised by the FSA, including the Group. In the event that the Compensation Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material impact on its results of operations and financial condition. During the financial year ended 31 December 2008, the Group made a provision of £150 million(4) related to a levy by the Compensation Scheme for the 2008/09 and 2009/10 Compensation Scheme years. An additional accrual of £113 million in respect of the Compensation Scheme levy was made in the nine months ended 30 September 2009.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur

(4)
This figure has been extracted without material adjustment from the Annual Report and Accounts.

additional costs and liabilities, which may negatively impact its financial condition and results of operations or result in a loss of value in the Shares.

The Group's business and earnings may be affected by geopolitical conditions.

The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the United Kingdom, the United States and other countries in Europe and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the Group.

The restructuring plan in place for the integration and separation of ABN AMRO into and among the businesses and operations of the Consortium Members is complex, involving substantial reorganisation of ABN AMRO's operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group's businesses continues. The Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. The occurrence of any of these events, including as a result of staff losses or performance issues, or as a result of further disposals or restructurings by the Group, may have a negative impact on the Group's financial condition and results of operations. It is not expected that the Dutch State's acquisition of Fortis Bank Nederland's shares in RFS Holdings, will materially affect the integration benefits envisaged by the Group.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio.

RISKS RELATING TO THE TRANSACTION

If the Group is unable to participate in the APS and/or the Company is unable to issue £25.5 billion of B Shares, the Dividend Access Share and, if required, the £8 billion Contingent B Shares (including as a result of the Resolutions not being approved), the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act.

The Group expects its participation in the APS, together with the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares, to protect a proportion of the Group's stressed losses against severe or prolonged recessionary periods in the economic cycle and improve its capital ratios. The Group's ability to participate in the APS and issue £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares is subject to the satisfaction of a number of conditions, including Independent Shareholder approval, State aid approval and certain regulatory approvals. The Group's ability to issue the Initial B Shares is also subject to a number of conditions within the discretion of

HM Treasury, including that HM Treasury is satisfied that the issue of the Initial B Shares and the Dividend Access Share continues to be proportionate and appropriate for the maintenance of the financial stability of the Group. If Resolution 1 is not approved by the Independent Shareholders and/or the Group is unable to participate in the APS and the Company is unable to issue the £25.5 billion of B Shares and the Dividend Access Share and, if required, the £8 billion Contingent B Shares, the Group will need to assess its strategic and operational position and will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 Capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group's capital ratios to the desired or requisite levels. If the Group is unable to participate in the APS and to obtain protection for stressed losses and the Company is unable to issue the £25.5 billion of B Shares and the Dividend Access Share and, if required, the £8 billion Contingent B Shares, the Group's business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause RBS's share price to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which RBS and its subsidiaries operate, which could include full nationalisation, other resolution procedures under the Banking Act or revocation of permits and licences necessary to conduct the Group's businesses. Any compensation payable to Shareholders would be subject to the provisions of the Banking Act, and Shareholders may receive no value for their Shares (see the risk factor entitled RBS and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act above).

Owing to the complexity, scale and unique nature of the APS and the uncertainty surrounding the duration and severity of the current economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group's participation in the APS and in the impact of the APS on the Group's business, operations and financial condition. In addition, the assets or exposures to be covered by the APS may not be those with the greatest future losses or with the greatest need for protection.

Since the APS is a unique form of credit protection over a complex range of diversified Covered Assets in a number of jurisdictions and there is significant uncertainty about the duration and severity of the current economic recession, there may be unforeseen issues and risks that may arise as a result of the Group's participation in the APS and the impact of the APS on the Group's business, operations and financial condition cannot be predicted with certainty. Such issues or risks may have a material adverse effect on the Group. Moreover, the Group's choice of assets or exposures to be covered by the APS is based on current predictions regarding the performance of counterparties and assumptions about market dynamics and asset and liability pricing, all or some of which may prove to be inaccurate. There is, therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and, as a result, the Group's financial condition, income from operations and Share price may still suffer due to further impairments and credit write-downs.

There is no assurance that the Group's participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares will achieve the Group's goals of improving and maintaining the Group's capital ratios in the event of further losses. Accordingly, the Group's participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may not improve market confidence in the Group and the Group may still face the risk of full nationalisation or other resolution procedures under the Banking Act.

The Group expects that its participation in the APS, together with the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares, will improve its consolidated capital ratios. However, even if the Group is able to participate in the APS and the proposed £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are issued, the Group remains exposed to a substantial first loss amount of £60 billion in respect of the Covered Assets and for 10 per cent. of Covered Assets losses after the first loss amount (see First loss and the 90 per cent./10 per cent. split in Part I, Appendix 2 of this document). In addition, as mentioned in the previous risk factor, the assets or exposures to be covered by the APS may not be those with the greatest future losses or with the greatest need for protection. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 Capital will be sufficient to maintain the Group's capital ratios at the requisite levels in the event of further losses (even with the £8 billion Contingent B Shares). If the Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause RBS's share price to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to Shareholders would be subject to the provisions of the Banking Act, and Shareholders may receive no value for their Shares.

The Group may have included Covered Assets that are ineligible (or that later become ineligible) for protection under the APS. Protection under the APS may be limited or may cease to be available where Covered Assets are not correctly or sufficiently logged or described, where a Covered Asset is disposed of (in whole or in part) prior to a Trigger, where the terms of the APS do not apply or are uncertain in their application, where the terms of the protection itself potentially give rise to legal uncertainty, where certain criminal conduct has or may have occurred or where a breach of bank secrecy, confidentiality, data protection or similar laws may occur. In addition, certain assets included in the APS do not satisfy the eligibility requirements of the Scheme Documents. In each case this would reduce the anticipated benefits to the Group of the APS.

The Covered Assets comprise a wide variety and a very large number of complex assets and exposures. As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the Scheme Documents, there is a risk that the Group may have included assets or exposures within the Covered Assets that are not eligible for protection under the APS, with the result that such assets or exposures may not be protected by the APS. Furthermore, if Covered Assets are not correctly or sufficiently logged or described for the purposes of the APS, protection under the APS may, in certain circumstances and subject to certain conditions, not be available or may be limited, including by potentially being limited to the terms of the assets "as logged". If a Covered Asset is disposed of prior to the occurrence of a Trigger in respect of that Covered Asset, the Group will also lose protection under the APS in respect of that disposed asset or, if the Covered Asset is disposed of in part, in respect of that disposed part of the Covered Asset or in some circumstances all of the Covered Asset, in each case with no rebate of the fee payable to HM Treasury, unless an agreement otherwise is reached with HM Treasury at the relevant time. Moreover, since the terms of the credit protection available under the APS are broad and general (given the scale and purpose of the APS and the wide variety and very large number of complex assets and exposures intended to be included as Covered Assets) and also very complex and in some instances operationally restrictive, certain Scheme Conditions may not apply to particular assets, exposures or operational scenarios or their applicability may be uncertain (for example, in respect of overdrafts). In addition, many of these provisions apply from 31 December 2008 and therefore may not have been complied with between this date and the date of RBS's accession to the APS. In each case this may result in a loss or reduction of protection. There are certain limited terms and conditions of the Scheme Conditions which are framed in such a way that may give rise to lack of legal certainty. Furthermore, if a member of the Group becomes aware after due and reasonable enquiry that there has been any material or systemic criminal conduct on the part of the Group (including its directors, officers and employees) relating to or affecting any of the Covered Assets, some or all of those assets may cease to be protected by the APS. HM Treasury may also require the withdrawal or RBS may itself consider it necessary to withdraw Covered Assets held in certain jurisdictions where disclosure of certain information to HM Treasury may result in a breach of banking secrecy, confidentiality, data protection or similar laws. In addition, £3 billion of derivative and structured finance assets have been included in the APS which, for technical reasons, do not currently, or are anticipated at some stage not to, satisfy the eligibility requirements specified in the Scheme Documents. HM Treasury and RBS plc have agreed to negotiate in good faith to establish as soon as practicable whether (and if so, to what extent) coverage should extend to these assets. In addition, RBS has agreed that, on or prior to its accession to the APS, it will issue a withdrawal notice in respect of £1.2 billion of Covered Assets across a broad range of asset classes in order to take them out of the APS. The effect of (i) failures to be eligible and/or to log or correctly describe Covered Assets, (ii) disposals of Covered Assets prior to a Trigger, (iii) the uncertainty of certain Scheme Conditions and the exclusion of certain assets and exposures from the APS and potential lack of legal certainty, (iv) the occurrence of material or systemic criminal conduct on the part of RBS or its representatives relating to or affecting Covered Assets or breach of banking secrecy, confidentiality, data protection or similar laws and (v) failure or potential failure of HM Treasury and RBS plc to reach agreement in respect of whether (and if so, to what extent) cover should extend to certain ineligible assets, may (or, in respect of assets which HM Treasury and RBS have agreed are ineligible, will) impact the enforceability and/or level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses. Further, there is no ability to nominate additional or alternative assets or exposures in place of those which turn out not to be covered under the APS. If the Group is then unable to find alternative methods for improving and maintaining its capital ratios, its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the Company's share price to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to Shareholders would be subject to the provisions of the Banking Act, and Shareholders may receive no value for their Ordinary Shares.

During the life of the APS, certain or all of the Covered Assets may cease to be protected due to a failure to comply with continuing obligations under the APS, reducing the benefit of the APS to the Group.

If the Group participates in the APS, the Group will be subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive continuing obligations under the Scheme Conditions relating to governance, asset management, audit and reporting. The Group's compliance with the Scheme Conditions will be dependent on its ability to (i) implement efficiently and accurately new approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations, and operational risk in the context of the APS may result from errors by employees or third-parties, failure to document transactions or procedures properly or to obtain proper authorisations in accordance with the Scheme Conditions, equipment failures or the inadequacy or failure of systems and controls. Although the Group has devoted substantial financial and operational resources, and intends to devote further substantial resources, to developing efficient procedures to deal with the requirements of the APS and to training staff, it is not possible to be certain that such actions will be effective to control each of the operational risks faced by the Group or to provide the necessary information in the necessary time periods in the context of the APS. Since the Group's operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. This risk is particularly acute in the period immediately following the APS becoming effective. Certain of the reporting requirements, in particular, are broad in their required scope and challenging in their required timing. There is, as a result, a real possibility that RBS, at least initially, will not be able to achieve full compliance. Where the Group is in breach of its continuing obligations under the Scheme Conditions in respect of any of the Covered Assets, related assets or other obligations, or otherwise unable to provide or verify information required under the APS within the requisite time periods, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require RBS to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights including the right to modify certain of the Group's strategies, policies or systems. Therefore, there is a risk that Covered Assets in relation to which the Group has failed to comply with its continuing obligations under the Scheme Conditions, will not be protected or fully protected by the APS. As there is no ability to nominate additional or alternative assets or exposures for cover under the APS, the effect of such failures will impact the level of protection available to the Group and may reduce or eliminate in its entirety the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the Company's share price to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to Shareholders would be subject to the provisions of the Banking Act, and Shareholders may receive no value for their Shares.

The Scheme Conditions may be modified by HM Treasury in certain prescribed circumstances, which could result in a loss or reduction in the protection provided under the APS in relation to certain Covered Assets, increased costs to the Group in respect of the APS or limitations on the Group's operations.

HM Treasury may, following consultation with the Company, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) to:

•
remove or reduce (or remedy the effects of) any conflict between: (i) the operation, interpretation or application of certain Scheme Conditions (see Modifications to the Scheme Conditions in Part I, Appendix 2 of this document); and (ii) any of the overarching principles governing the APS as set out in Annex 3 of this document (the "Scheme Principles");

•
correct any manifest error contained in certain Scheme Conditions; or

•
take account of any change in law.

HM Treasury can only effect a modification or replacement of a Scheme Condition if (i) it is consistent with each of the Scheme Principles, (ii) there has been no formal notification from the FSA that such modification would result in any protection provided to RBS plc under the APS ceasing to satisfy certain requirements for eligible credit risk mitigation and (iii) HM Treasury has considered in good faith and had regard to any submissions, communications or representations of or made by RBS plc regarding the anticipated impact of the proposed modification under any non-UK capital adequacy regime which is binding on RBS plc or a Covered Entity.

Such modifications or replacements may be retrospective and may result in a loss of or reduction in the protection expected by the Group under the APS in relation to certain Covered Assets, an increase in the risk weightings of the Covered Assets (either in the UK or overseas), a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions or a material increase in the expenses incurred or costs payable by RBS plc under the APS. Modifications by HM Treasury of the Scheme Conditions could result in restrictions or limitations on the Group's operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group's financial condition and results of operations.

Owing to the complexity of the APS and possible regulatory capital developments, the operation of the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may fail to achieve the desired effect on the Group's regulatory capital position. This may mean the Group's participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares does not improve market confidence in the Group sufficiently or at all. This may result in the Group facing the risk of full nationalisation or other resolution procedures under the Banking Act.

One of the key objectives of the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares is to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. RBS plc will or may in the future enter into certain back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. As the APS and certain of the associated back-to-back arrangements are a unique form of credit protection over a complex range of diversified Covered Assets in a number of jurisdictions, there is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group's capital ratios will not be fully achieved. There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, regulatory capital treatment that differs from that assumed by the Group in respect of the APS, the treatment of any B Share issuance or the back-to-back arrangement may also occur because of changes in law or regulation, regulatory bodies or interpretation of the regulatory capital regimes applicable to the Group and/or the APS and/or the B Shares and/or the back-to-back arrangements described above. If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group's capital ratios, this could cause the Group's business, results of operations and financial condition to suffer, its credit rating to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause RBS's share price to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to Shareholders would be subject to the provisions of the Banking Act and Shareholders may receive no value for their Shares.

The costs of the Group's participation in the APS may be greater than the amounts received thereunder.

The costs of participating in the APS incurred by the Group to HM Treasury include a fee of £700 million, payable in advance for the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. The fee may be paid in cash or, subject to HM Treasury consent, by the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver) or be funded by a further issue of B Shares to HM Treasury. On exit the fees described in the risk factor below entitled RBS may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS will apply. Furthermore, the Group may be subject to additional liabilities in connection with the associated intra group arrangements. Significant costs will also be incurred in (i) establishing the APS (including a portion of HM Treasury's costs attributed to RBS plc by HM Treasury), (ii) implementing the APS, including RBS's internal systems building and as a consequence of its on-going management and administration obligations under the Scheme Conditions, such as complying with (a) the extensive governance, reporting, auditing and other continuing obligations of the APS and (b) the asset management objective which is generally applied at all times to the Covered Assets and will require increased lending in certain circumstances and (iii) paying the five-year annual fee for the Initial B Shares and the Contingent Subscription of £320 million less 4 per cent. of: (a) the value of any B Shares subscribed for under the Contingent Subscription; and (b) the amount by which the Contingent Subscription has been reduced pursuant to any exercise by the Company of a partial termination of the Contingent Subscription (payable in cash or, with HM Treasury's consent, by waiving certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver), or funded by a further issue of B Shares to HM Treasury). In addition, there will be ongoing expenses associated with compliance with the Scheme Conditions, including RBS plc's and HM Treasury's professional advisers' costs and expenses. These expenses are expected to be significant due to the complexity of the APS, the need to enhance the Group's existing systems in order to comply with reporting obligations required by the APS and RBS plc's obligations under the Scheme Conditions to pay HM Treasury's and its advisers' costs in relation to the APS. In addition, the Group has certain other financial exposures in connection with the APS including (i) an obligation to indemnify HM Treasury, any governmental entity or their representatives and (ii) for the minimum two-year period from a Trigger until payment is made by HM Treasury under the APS, exposure to the funding costs of retaining assets and exposures on its balance sheet whilst receiving interest based on the "Sterling General Collateral Repo Rate" as displayed on the Bloomberg service, or such other rate as may be notified by HM Treasury from time to time as reflecting its costs of funds. The aggregate effect of the joining, establishment and operational costs of the APS and the on-going costs and expenses, including professional advisers' costs, may significantly reduce or even eliminate the anticipated amounts to be received by the Group under the APS.

The amounts received under the APS (which amounts are difficult to quantify precisely (see Principal terms and conditions of the APS in particular Recoveries and Calculation of payment from HM Treasury in Part I, Appendix 2 of this document)) may be less than the costs of participation, as described above. There are other, non-cash, anticipated benefits of the Group's participation, which include the regulatory capital benefits referred to above and the potential protection from future losses, which are themselves also difficult to quantify.

RBS may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS.

During its participation in the APS, RBS plc will pay an annual participation fee to HM Treasury. The annual fee, which is payable in advance, will be £700 million per annum for the first three years of RBS's participation in the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. Pursuant to the Accession Agreement and the Tax Loss Waiver, subject to HM Treasury consent, all or part of the exit fee (but not the refund of the net payments RBS plc has received from HM Treasury under the APS) may be paid by the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver). The Directors may, in the future, conclude that the cost of this annual fee, in combination with the other costs of the Group's participation in the APS, outweighs the benefits of the Group's continued participation and therefore that the Group's participation in the APS should be terminated. However, in order to terminate the Group's participation in the APS, the Group must have FSA approval and pay an exit fee which is an amount equal to (a) the larger of (i) the cumulative aggregate fee of £2.5 billion and (ii) 10 per cent. of the annual aggregate reduction in Pillar I capital requirements in respect of the assets covered by the APS up to the time of exit (see Part I, Appendix 2 of this document for further details) less (b) the aggregate of the annual fees paid up to the date of exit. In the event that the Group has received payments from HM Treasury under the APS in respect of losses on any Triggered Assets, it must either negotiate a satisfactory exit payment to exit the APS, or absent such agreement, refund to HM Treasury any net payments made by HM Treasury under the APS in respect of losses on the Triggered Assets.

The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the Group of its participation in the APS or if FSA approval for the proposed termination is not obtained and could have an adverse impact on the Group's financial condition and results of operation or result in a loss of value in the Shares. Alternatively, if the Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore, unable to terminate its participation in the APS, the Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until 31 December 2099, which could have an adverse impact on the Group's financial condition and results of operation or result in a loss of value in the Shares.

Under certain circumstances, RBS cannot be assured that assets of ABN AMRO (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations.

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by ABN AMRO or its wholly owned subsidiaries, ABN AMRO will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will fall no less than 10 Business Days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by RBS plc from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If RBS plc cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury. If RBS plc loses cover under the APS in respect of any Covered Asset held by ABN AMRO or its wholly owned subsidiaries, any losses incurred on such asset will continue to be borne fully by RBS and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

The extensive governance, asset management and information requirements under the Scheme Conditions and HM Treasury's step-in rights may serve to limit materially the Group's operations. In addition, the market's reaction to such controls and limitations may have an adverse impact on the price of the Ordinary Shares.

Under the Scheme Conditions, the Group has extensive governance, asset management, audit and information obligations aimed at ensuring (amongst other things) that (i) there is no prejudice to, discrimination against, or disproportionate adverse effect on the management and administration of Covered Assets when compared with the management and administration of other assets of the Group that are outside of the APS and (ii) HM Treasury is able to manage and assess its exposure under the APS, perform any other functions within HM Treasury's responsibilities or protect or enhance the stability of the UK financial system. Any information obtained by HM Treasury through its information rights under the APS may be further disclosed by HM Treasury to other government agencies, the UK Parliament, the European Commission, and more widely if HM Treasury determines that doing so is required, for example, to protect the stability of the UK financial system. For further information on these obligations, see Management and governance of Covered Assets in Part I, Appendix 2 of this document.

Moreover, HM Treasury has the right under the Scheme Conditions to appoint one or more step-in managers (identified or agreed to by HM Treasury) to exercise certain step-in rights upon the occurrence of certain specified events. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets. For further information on these rights, see Step-in rights and Additional Step-in Rights in Part I, Appendix 2 of this document. If RBS plc does not comply with the instructions of the step-in manager, once appointed, RBS plc may lose protection under the APS in respect of all or some of the Covered Assets. The step-in manager may be a person identified by HM Treasury and not by RBS.

The payment obligations of HM Treasury under the Scheme Documents are capable of being transferred to any third party (provided the transfer does not affect the risk weightings RBS is entitled to apply to its exposures to Covered Assets). The step-in rights, together with all other monitoring, administration and enforcement rights, powers and discretions of HM Treasury under the Scheme Documents, are capable of being transferred to any government entity (see HM Treasury transfer rights in Part I, Appendix 2 of this document).

The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group's operations with the result that the Group's business, results of operations and financial condition will suffer.

Any conversion of the B Shares, in combination with any future purchase by HM Treasury of Ordinary Shares, would increase HM Treasury's ownership interest in RBS, and could result in the delisting of RBS's Securities.

If Resolutions 2, 3, 5 and 6 are passed by Shareholders and Resolution 1 is passed by Independent Shareholders, RBS expects to issue to HM Treasury up to £25.5 billion of B Shares at the time of entering into the APS. The B Shares would be convertible, at the option of the holder at any time, into Ordinary Shares at an initial conversion price of £0.50 per Ordinary Share. Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75 per cent. of the Ordinary Shares, if HM Treasury were to acquire additional ordinary shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase HM Treasury's ownership interest in RBS to above 75 per cent. of RBS's ordinary issued share capital, which would put RBS in breach of the Listing Rules requirement that at least 25 per cent. of its issued ordinary share capital must be in public hands. Although RBS may apply to the UKLA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBS from the Official List and potentially other exchanges where its Securities are currently listed and traded. In addition, HM Treasury will not be entitled to vote in respect of the B Shares or in respect of the Dividend Access Share to the extent, but only to the extent, that votes cast on such B Shares and/or on such Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution presented at a general meeting of RBS.

Any purchase of B Shares by HM Treasury will, when taken together with its existing holding of Ordinary Shares, increase its economic interest in RBS and will have a corresponding dilutive effect on other RBS Shareholders in respect of a winding up and the payment of dividends.

If Resolutions 2, 3, 5 and 6 are passed by Shareholders and Resolution 1 is passed by Independent Shareholders, RBS expects to issue to HM Treasury up to £25.5 billion of B Shares at the time of entering into the APS. This issuance would increase HM Treasury's economic interest in RBS to 84.4 per cent. In addition, HM Treasury has committed to subscribe for up to an additional £8 billion in aggregate amount of Contingent B Shares for the Contingent Period, if certain conditions are met (see Part I, Appendix 3 for further details). Following such additional issuance, and assuming no other dilutive issuances, HM Treasury's economic interest in RBS would increase further to 86.4 per cent. In addition, HM Treasury's economic interest in RBS would also increase if RBS elects to issue B Shares to HM Treasury as a means of paying the annual fee due under the APS or the Contingent Subscription (both of which would require the consent of HM Treasury), or to fund dividend payments under the terms of the Dividend Access Share. As the B Shares, if issued, will rank pari passu with the Ordinary Shares on a winding-up and the Dividend Access Share entitles HM Treasury to an enhanced dividend calculated on the basis of the number of B Shares issued, any increase in HM Treasury's economic interest in RBS will have a corresponding dilutive effect on other Shareholders in the event of a winding-up and in respect of the payment of dividends.

A significant proportion of senior management's time and resources will have to be committed to the APS, which may have a material adverse effect on the rest of the Group's business.

The Group expects that significant senior management and key employee time and resources will have to be committed to the ongoing operation of the APS, including governance, asset management and reporting and generally to ensure compliance with the Scheme Conditions. The time and resources required to be committed to the APS by the Group's senior management and other key employees is likely to place significant additional demands on senior management in addition to the time and resources required to be dedicated to the rest of the Group's business. In addition, and separately from the Group's participation in the APS, significant headcount reductions are being introduced at all levels of management in the context of a restructuring of the Group. The Group's ability to implement its overall strategy depends on the availability of its senior management and other key employees. If the Group is unable to dedicate sufficient senior management resources to the Group's business outside the APS, its business, results of operations and financial condition will suffer.

The cost of the Tax Loss Waiver and related undertakings is uncertain and the Group may be subject to additional tax liabilities in connection with the APS.

It is difficult to value accurately the cost to the Group if RBS opts, subject to HM Treasury consent, to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any exit fee (payable to terminate the Group's participation in the APS) by waiving certain UK tax reliefs that are treated as deferred tax assets pursuant to the Tax Loss Waiver. The cost will depend on unascertainable factors including the extent of future losses, the extent to which the Group regains profitability and any changes in tax law. In addition to suffering greater tax liabilities in future years as a result of the Tax Loss Waiver, the Group may also be subject to further tax liabilities in the UK and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver will provide that the Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

In order to fulfil its disclosure obligations under the APS, the Group may incur the risk of civil suits, criminal liability or regulatory actions.

The Scheme Conditions require that certain information in relation to the Covered Assets be disclosed to HM Treasury to enable HM Treasury to quantify, manage and assess its exposure under the APS. The FSA has issued notices to RBS plc requiring the information that HM Treasury requires under the Scheme Documents prior to the Group's accession to and participation in the APS (and certain other information which HM Treasury requires under the Scheme Documents following the Group's accession), be provided to it through its powers under the FSMA and the Banking Act. To the extent regulated by the FSA, the Group has a legal obligation to comply with these disclosure requests from the FSA. However, in complying with these disclosure obligations and providing such information to the FSA, the Group may, in certain jurisdictions, incur the risk of civil suits or regulatory action (which could include fines) to the extent that disclosing information related to the Covered Assets results in the Group breaching common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy and other laws restricting disclosure. There can be no guarantee that future requests for information will be made by the FSA in the same manner. Requests made directly by HM Treasury pursuant to the terms of the APS are likely to expose the Group to a greater risk of such suits or regulatory action. Adverse regulatory action or adverse judgments in litigation could result in a material adverse effect on the Group's reputation or results of operations or result in a loss of value in the Shares. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the Group may choose to or (in the case of criminal liability) be required to remove Covered Assets from the APS so as not to be required to disclose to HM Treasury, such information, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Where the Group discloses information to HM Treasury as set out above, HM Treasury may disclose that information to a number of third parties for certain specified purposes (for further information, see Management and governance of Covered Assets in Part I, Appendix 2 of this document). Such disclosures by HM Treasury may put the Group in breach of common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy or other laws restricting disclosure.

APPENDIX 2 TO THE LETTER FROM THE CHAIRMAN OF RBS—PRINCIPAL TERMS AND CONDITIONS OF THE APS

PART A PRINCIPAL TERMS AND CONDITIONS OF THE APS

On 26 February 2009, RBS confirmed its intended participation in the APS through RBS plc. Following RBS plc's accession to and participation in the APS, HM Treasury will provide RBS plc with protection against certain credit losses in relation to certain assets of RBS plc and certain members of the Group in return for an annual fee (see Fees and costs below).

The global and UK economic conditions which first manifested themselves in August 2007 and which have brought volatility and disruption to the capital and credit markets, have led both to the UK Government taking unprecedented action to support the stability of the financial system and to a unique level of exposure experienced by the Group. It is against this background that HM Treasury offered protection under the APS to certain authorised deposit-taking institutions including RBS plc. Consequently, the terms and conditions of the APS, as well as its size and structure and the allocation of risks and burdens, are in many respects not comparable with other forms of protection customarily available in the wholesale credit markets.

Set out below is a summary of the principal terms and conditions of the Scheme Documents.

Legal and accounting structure of the APS

The Scheme Conditions set out the terms under which protection will be provided in respect of the Covered Assets. The protection provided by the APS does not fall into traditional legal classifications, but it has a number of material aspects akin to those under a guarantee. It is intended, however, to be accounted for as a credit derivative for all of the Covered Assets irrespective of the individual accounting treatment of those Covered Assets.

The Accession Agreement contains provisions specific to RBS plc and the Covered Assets.

APS amount

Protection under the APS will, subject to the various requirements specified below, be provided in respect of the Covered Assets on RBS's consolidated balance sheet as at 31 December 2008 with an aggregate covered amount of £282.0 billion comprising on balance sheet carrying value of £198.8 billion; provisions and write downs of £21.3 billion; and undrawn commitments and other adjustments of £61.9 billion (see Covered Assets as at 30 September 2009 and 31 December 2008).

This protection is subject to a "first loss" amount to be borne by RBS plc (see First loss and the 90 per cent./10 per cent. split below) and thereafter a further 10 per cent. of losses will also continue to be borne by RBS plc.

Covered Assets

The Covered Assets include assets which fall into the following asset classes (the "Covered Asset Classes"):

(i)
Residential Mortgage;

(ii)
Consumer Finance;

(iii)
Bond;

(iv)
Loan;

(v)
Lease Finance;

(vi)
Project Finance;

(vii)
Leveraged Finance;

(viii)
Commercial Real Estate Finance;

(ix)
Structured Finance; and

(x)
Derivative (including contracts documented under, or deemed to be subject to, ISDA or other master agreements or single or multiple derivative transaction agreements).

Overview of Scheme Rules

Scheme Principles

The Scheme Conditions contain a set of overriding general principles (the "Scheme Principles") which overlay the detailed terms and conditions of the Scheme Conditions. The Scheme Principles are set out in Annex 3 to this document.

Eligibility of Covered Assets

In order for the Covered Assets specified above to be covered and to continue to be covered by the APS, a Covered Asset must at all times satisfy, prior to any Trigger (see Triggers below), the following asset eligibility criteria:

(i)
the Covered Asset was and continues to be economically owned by one or more Covered Entities (see Scope—Covered Entities below) from and including 31 December 2008 until a Trigger occurs. "Economically owned" means that either (a) broadly, the Covered Entity legally and beneficially owns the Covered Asset; or (b) the Covered Asset is subject to certain permitted arrangements where the Covered Entity continues to retain all or substantially all of the economic exposure to that Covered Asset and, in each case, the Covered Entity is able to control, directly or indirectly, the management and administration of the Covered Asset save to the extent that rights, responsibilities, duties or obligations in connection with the management and administration of the Covered Asset are or have been (and continue to be) transferred in accordance with the Scheme Conditions. Permitted arrangements include certain security interests, repurchase agreements, stock loans, assets swaps and certain securitisations and conduit arrangements. Generally, where a Covered Asset is subject to a permitted arrangement, the Covered Asset must (at RBS plc's cost) be released and discharged from such arrangements and any security interest released within a specified time after the occurrence of a Trigger in respect of that Covered Asset (subject to certain limited exceptions). Failure to do so may result in a Covered Asset ceasing to be covered by the APS; and

(ii)
the Covered Asset was and continues to be included in RBS's audited consolidated balance sheet (including, in the case of contingent liabilities, where appearing as a note to RBS's financial statements) from and including 31 December 2008 until a Trigger occurs.

£3 billion of assets in the Derivative and Structured Assets Covered Asset Classes included in the APS do not, for technical reasons, currently satisfy, or are anticipated at some stage not to satisfy, the eligiblity requirements of the Scheme Documents. HM Treasury and RBS plc have agreed to negotiate in good faith to establish as soon as practicable whether (and if so to what extent) coverage should extend to these assets. If no agreement is reached these assets will not be covered by the APS. In addition, RBS has agreed that, on or prior to its accession to the APS, it will issue a withdrawal notice in respect of £1.2 billion of Covered Assets across a broad range of Covered Asset Classes.

In addition, it has been agreed between HM Treasury and RBS plc that the submission of some Covered Assets under the APS be changed no later than 31 March 2010, by the removal from the APS of certain credit derivative transactions and the inclusion in their place of bonds which are the subject of those credit derivative transactions. These changes may result in a technical change to the aggregate covered amount (see Loss below) of assets included in the APS.

Permitted amendments and refinancing

The APS generally permits any agreement or instrument relating to an asset or exposure comprising a Covered Asset to be amended, and (except in the case of Derivatives), novated or replaced. However, a Covered Asset will cease to be covered (and, therefore, no losses or recoveries will be recognised under the APS) where, on or after 31 December 2008 any amendment or replacement on or before a Trigger occurs or has occurred in respect of that Covered Asset which breaches certain asset continuity requirements designed to ensure that the original asset is not effectively substituted for another asset or changed so as effectively to become a new asset. These requirements include certain obligor continuity requirements (with limited exceptions in relation to, for example, obligors within the same group provided that there is no increase in the expected loss) and are also designed to ensure the preservation of potential recoveries under certain specified closely related hedges identified as such by RBS in the initial data which the Scheme Conditions provide should be hedging arrangements in respect of Covered Assets in existence as at 31 December 2008 which are recorded in the credit risk management, credit line, trading line or equivalent system of any member of the Group as a reduction in the credit risk or increase in the credit line to any obligor with respect to that Covered Asset ("Closely Related Hedges"). It should also be noted that:

(i)
the cover under the APS for a Covered Asset whose maturity has been extended is limited (see Rollovers below);

(ii)
(a) the disposal of part of a Covered Asset before a Trigger is subject to certain limitations breach of which may result in the whole of the Covered Asset ceasing to be covered by the APS (see Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS below) and (b) certain conduct, such as a partial or complete disposal of a Covered Asset following the occurrence of a Trigger is subject to certain approval requirements (see Asset management conditions below); and

(iii)
the protection provided by the APS is generally capped by the lower of (a) the amount specified for each Covered Asset in the agreed initial data and (b) the maximum exposure a Covered Entity has to that Covered Asset based on the terms and conditions of that Covered Asset as at 31 December 2008 (see Loss below).

In addition, the APS does not expressly provide for novations of transactions forming all or part of a Derivative Covered Asset Class and protection may therefore be lost or reduced where derivative transactions are novated from one Covered Entity to another or in connection with a restructuring (other than a restructuring which constitutes a Trigger).

Scope-Covered Entities

Protection under the APS will be provided to RBS plc directly, although it will extend to Covered Assets held by Covered Entities other than RBS plc. These Covered Entities include a number of wholly owned subsidiaries of RBS, the most significant of which are NatWest and the Ulster Bank group, as well as assets held by RBS Group plc's interests in ABN AMRO. RBS plc will, in respect of ABN AMRO, enter into an agreement (to which HM Treasury is not a party) to ensure that ABN AMRO receives the desired regulatory treatment and to obtain comfort from ABN AMRO that it will facilitate RBS plc complying with certain of its obligations to HM Treasury as regards the Covered Assets of approximately £48 billion at 31 December 2008 held by ABN AMRO and its wholly owned subsidiaries.

However, ABN AMRO has not obtained regulatory pre-approval from the Dutch Central Bank for ABN AMRO to permit HM Treasury to appoint one or more step-in managers (see Step-in rights below) in relation to the management and administration of Covered Assets held by ABN AMRO or its wholly owned subsidiaries. Accordingly, if HM Treasury seeks to exercise such step-in rights in respect of Covered Assets held by ABN AMRO or its wholly owned subsidiaries, ABN AMRO will in certain circumstances need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will fall no earlier than 10 Business Days after the notice from HM Treasury) on which the step-in rights must be effective, RBS plc will need to consider whether other options are open to it to effect compliance with the step-in notice. If this does not prove possible (at all, or because the costs involved prove prohibitive), the affected Covered Assets would need to be withdrawn from the APS where permissible under the Scheme Conditions (see Asset withdrawal rights and termination rights below) or otherwise with HM Treasury consent. If RBS plc cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS (see Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS below), and/or RBS plc may be liable under its indemnity to HM Treasury.

Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

Duration of the APS for each Covered Asset

The duration of the cover under the APS for each Covered Asset is generally expected to be for the remaining maturity of that Covered Asset.

Triggers

Under the Scheme Conditions, HM Treasury will be liable (subject to the terms and conditions of the Scheme Conditions and, in particular, as described further below with respect to Covered Assets in the

Derivatives, Consumer Finance and Residential Mortgages Covered Asset Classes) to make payments in respect of Covered Assets in respect of which a trigger occurs (which assets will, following a trigger, become "Triggered Assets"), such trigger being a failure to pay, a bankruptcy or a restructuring as described in the Scheme Conditions (a "Trigger"). The date of the first Trigger to occur will be the "Trigger Date".

(i)
A failure to pay Trigger:

(a)
is defined as a failure (or, in the case of certain structured Covered Assets, an implied failure) by an obligor to make payments when due under the terms of the relevant Covered Asset; and

(b)
will only occur at the end of an applicable grace period specified in the Scheme Conditions. The grace periods differ for each asset class: 30 days in the case of, for example, Bonds and 270 days in the case of, for example, Loans.

(ii)
A bankruptcy Trigger will occur:

(a)
where one of certain specified bankruptcy, insolvency or similar events or proceedings occurs in respect of all obligors who are liable for all of the payment obligations under a Covered Asset; or

(b)
upon a secured party in respect of an obligor taking possession of or legal process against any of the obligor's assets in connection with the enforcement of security relating to the relevant Covered Asset.

(iii)
A restructuring Trigger is defined as including a reduction in or deferral of principal or interest, a change in priority, ranking or a release or discharge of security, provided that an individual asset level accounting impairment has been or is, at the time or as a result of the applicable restructuring event, recorded against the value of the relevant Covered Asset in the consolidated accounting balance sheet of RBS (a "Specific Impairment"). Periodic individual impairment assessments and calculations are expressly required by the Scheme Documents in respect of all Covered Assets with a covered amount (see Loss below) of over £1 million (or its equivalent) other than (i) assets within the Consumer Finance Covered Asset Class which are managed on a "blind basis" (see Asset management conditions). For these assets periodic individual impairment assessments and calculations are required where the assets have a covered amount (see Loss below) of £10 million; and (ii) assets within the Residential mortgage Covered Asset Class.

Neither (i) a failure to pay or bankruptcy which was remedied or waived on or before 31 December 2008, nor (ii) a restructuring which occurred on or before 31 December 2008, will be Triggers under the APS.

The three Triggers set out above apply to all Covered Assets other than:

(i)
Derivatives. The only Triggers applicable to Derivatives under the Scheme Conditions are:

(a)
a failure to pay when due an amount payable to the Covered Entity in respect of an early termination date reflecting the value of the transaction(s) terminated and other unpaid amounts, subject to a grace period of 30 days; and

(b)
a restructuring Trigger, however, the applicable restructuring events for Derivatives include a reduction in the early termination amount, termination (in whole or in part) to one or more transactions where the amount payable in respect of such termination is less than the amount that would otherwise have been the early termination amount if the transactions had terminated on an early termination date, amendment to one or more transactions where scheduled payments are reduced and there is a related forgiveness of value, a postponement or deferral of any scheduled payment or the early termination amount or a change in the priority, ranking or a release or discharge of security, provided that in each case an individual asset level accounting impairment (as described in sub-paragraph (iii) above for a general restructuring Trigger) has been or is, at the time or as a result of the applicable restructuring event, recorded against the value of the relevant Covered Asset in the consolidated accounting balance sheet of RBS and provided that the amount of loss in respect of that Covered Asset which arises as a result of such a Trigger would not exceed £10 million. If it would exceed £10 million, a restructuring Trigger will only occur if HM Treasury in its sole discretion agrees to specify such Trigger.

(ii)
Consumer Finance and Residential Mortgages. The failure to pay Trigger will apply to these assets. However, (a) the restructuring Trigger only applies (as explained above) where specific asset impairments are made, and, in practice, this will generally not occur in respect of these assets and (b) subparagraph (a) of the bankruptcy Trigger is replaced for these Covered Assets with a bankruptcy Trigger which will occur when such Covered Asset is recorded as written off in the systems of the Covered Entity in accordance with its ordinary business practices and the accounts closed.

First loss and the 90 per cent./10 per cent. split

RBS plc will bear a "first loss" amount in respect of the Covered Assets. The first loss amount will be an aggregate amount of £60 billion.

When the aggregate of all losses (see Loss below) in respect of the pool of Covered Assets exceeds the aggregate of all recoveries (see Recoveries below) in respect of the Covered Assets, by an amount greater than the first loss amount, HM Treasury will bear 90 per cent. of that excess. The remaining 10 per cent. of that excess is for the account of RBS plc.

Where the first loss amount has been exceeded in this manner, this position may later be reversed (i.e. where at any time the first loss amount is greater than the excess of aggregate losses over aggregate recoveries) and at any time this occurs, RBS plc will bear all losses until such first loss amount has again been exceeded.

Loss

The losses in respect of a Covered Asset protected by the APS are capped at the lesser of the outstanding amount and the covered amount for that Covered Asset, each as determined either on the Trigger Date (see subparagraph (i) below—in respect of calculating the covered amount this may in some circumstances refer back to an earlier date, such as the first failure to pay under the agreement) or thereafter (see subparagraph (ii) below).

(i)
Trigger Date losses

The outstanding amount for each Covered Asset (except Derivatives) will be an amount equal to the aggregate outstanding principal amount (if any) of that Covered Asset on the Trigger Date (after taking into account any reduction on that date). It excludes interest, fees, premium or any other non-principal sum which has accrued or is payable in respect of that Covered Asset save to the extent it was capitalised on or before 31 December 2008 or, capitalised in respect of an overdraft. Where a Covered Asset is an exposure such as a committed undrawn facility, undrawn overdraft facility, letter of credit or guarantee (a "Covered Liability"), the outstanding amount will be broadly the amount paid or amounts drawn in respect of that liability by the relevant Covered Entity and not reimbursed at the time of the Trigger.

In respect of Derivatives, the outstanding amount is the lower of (i) the relevant amount (if any) payable to the relevant Covered Entity in respect of an early termination date reflecting the value of the transaction(s) which was terminated and other unpaid amounts and (ii) such amount recalculated disregarding any transactions entered into after 31 December 2008. The outstanding amount of a Derivative is reduced to take account of collateral, by subtracting an amount reflecting a proportion of the cash recoveries under the Derivative (see Recoveries below).

The covered amount for all Covered Assets other than Derivatives, Consumer Finance Assets, Extended Protection Assets (as defined in subparagraph (ii)(b) below) and certain assets which have become subject to a rollover (see Rollovers below) is the lesser of (i) the maximum exposure a Covered Entity is committed to have (i.e. including contingent exposures) on any day in respect of that Covered Asset based on its terms as at 31 December 2008 and subject to any actual reduction in that maximum exposure at any time up until a Trigger occurs (so that the covered amount will not go back up again should a reduced exposure be subsequently reinstated or increased); if, following the notification to HM Treasury of a loss in respect of a Covered Asset there is no reasonable evidence to establish this exposure, the covered amount will be zero; and (ii) the amount specified by RBS in the agreed initial data for that Covered Asset (see Monitoring and reporting conditions below).

In addition in respect of Derivatives, the covered amount is, subject to the Data Field Rules, based on the mark to market value of such Derivative as at 31 December 2008 plus, in respect of certain specified Derivatives only, an additional buffer amount.

(ii)
Post Trigger Date losses

  Further losses may arise after the Trigger Date in respect of:

  (a)
  amounts paid (and not reimbursed) by a Covered Entity in respect of Covered Liabilities. Such loss is also capped at the lesser of the relevant outstanding amount and the covered amount. The covered amount concept is adjusted for these assets or exposures for technical reasons but in particular to ensure any loss already claimed on the Trigger Date is taken into account and also to take account of principal amounts repaid which are capable of being redrawn; and

  (b)
  certain assets which HM Treasury have elected will be protected by the APS (which otherwise would not have been so protected) ("Extended Protection Assets").

For the position in respect of Consumer Finance Assets more generally, see Consumer Finance Assets below. For the position in respect of Covered Assets eligible for rollovers, see Rollovers below.

Recoveries

90 per cent. of the recoveries on a Triggered Asset are to be applied to reduce the loss payable by HM Treasury on all Triggered Assets. Recoveries are to be applied at a portfolio level rather than in respect of the loss for the specific Triggered Asset for which the relevant recovery has been received. This will have the effect that, amongst other things, if recoveries received in respect of a Triggered Asset exceed the loss payable by HM Treasury on that Triggered Asset, the excess recoveries will be applied to reduce the losses on other Triggered Assets. The remaining 10 per cent. of recoveries is for the account of RBS plc.

The concept of recoveries is different from the concept of losses covered by the APS. Whereas losses are effectively limited to principal, recoveries include any of the amounts set out in sub-paragraphs (i) to (vii) below. In addition, any such recoveries are not capped by losses covered by the APS in respect of a Covered Asset, they may also extend to recoveries on certain assets not covered by the APS, namely (a) any Closely Related Hedge, and (b) any share, equity security or equity interest or any asset or exposure that ranks junior to the relevant Triggered Asset in respect of which one or more of the counterparties (or its group members) is also an obligor in respect of that Triggered Asset (a "Related Junior Asset") (excluding any publicly traded securities managed and administered by a market-making desk of a RBS Group member which is unaware that the asset is related to a Covered Asset and where there is an information barrier (which is required by applicable law) in place between that desk and the personnel who manage and administer the Covered Asset or any Non-Cash Realisation in respect of that asset). Recoveries include:

(i)
any payment received whether in respect of interest, principal, dividends or other amounts;

(ii)
any reduction in or discharge of obligations as a result of set off, netting or other substantially similar arrangements;

(iii)
any non-cash asset received and all recoveries with respect to each non-cash asset;

(iv)
the proceeds of: any sale, assignment, transfer or other disposal of any interest in a Covered Asset, any Non-Cash Realisation, any Related Junior Asset; any undertaking which holds or economically owns a Triggered Asset, Non-Cash Realisation or Related Junior Asset (or has a right, interest or benefit, whether direct or indirect in or with respect thereto) ceasing to be a consolidated entity; any insurance claim; any recovery under a protection scheme; any claim against any person including for negligence or breach of warranty; an indemnity claim; in respect of an asset within the Consumer Finance or Residential Mortgage Covered Asset Classes any related loan or mortgage payment protection insurance policy or rebate which must be accounted for to any obligor in connection with any such insurance if all outstanding amounts had been repaid ("Relevant Protection Policy") or rebates in connection with any payment protection insurance policy; and any refunds or payments received in respect of tax credits or VAT, etc.;

(v)
any amount received following the enforcement of any security or other benefit arising from security;

(vi)
any reduction (including expected further reduction) in any amount that would otherwise have been payable by any applicable entity in respect of a Closely Related Hedge which is a credit-linked note; and

(vii)
any fee received acting as agent, security trustee, servicer, manager or administrator.

Non-cash recoveries will generally only be applied to reduce the loss payable by HM Treasury on Triggered Assets after they have been converted into cash receipts. However, there are exceptions to this such as the deemed cash recoveries in respect of sub-paragraph (vi) above. In addition, if RBS plc fails to deliver a conflicts certificate pursuant to the requirements of the Scheme Conditions with respect to a Covered Asset (see Monitoring and reporting conditions below), HM Treasury will be entitled to determine that a recovery has been made in respect of that Covered Asset with an amount corresponding to the excess benefits (as determined by HM Treasury) received by the RBS Group with respect to any arrangement not being commercially fair, reasonable and on arm's length terms. Recoveries include recoveries received by an "applicable entity" which includes a member of the Group and any entity with whom a Covered Entity has entered into a permitted arrangement and which owns the relevant Covered Asset. RBS takes the risk of such entity failing to pass on any such recoveries.

Certain limited third party recovery expenses paid by a member of the Group or another applicable entity in respect of recoveries will be deducted from the recoveries for which such expenses are incurred, if:

(i)
they are, amongst other requirements set out in the Scheme Conditions, proportionate, properly and reasonably incurred in good faith and directly associated with the corresponding recoveries and not a consequence of outsourcing arrangements which was or could otherwise have been performed by the RBS Group as at 31 December 2008; or

(ii)
approved by HM Treasury in writing.

As the concept of recoveries is linked to the Covered Assets and not the loss suffered on them, this may mean that the amounts included as recoveries have been received either in respect of a loss not covered by the APS or in respect of other obligations, for example, payments of fees to a member of the Group in its capacity as facility agent. This possibility is increased where the recoveries to be applied include recoveries received prior to the Trigger Date). This includes the following situations:

(i)
cash amounts recovered in respect of a restructuring Trigger whether before or after the restructuring, will be applied as recoveries;

(ii)
cash amounts received on or after a potential breach which leads to a Trigger in respect of any Related Junior Asset in respect of that Triggered Asset; and

(iii)
all cash amounts received (whether before or after a Trigger) in respect of: Closely Related Hedges; any assets transferred to a Covered Entity under any credit support annex or similar title transfer arrangement in respect of Derivatives; any insurance claim; any claim under another protection scheme; any claim against any person including a claim for negligence or breach of warranty; an indemnity claim; or any Relevant Protection Policy proceeds or rebates in connection with any payment protection insurance policy, etc.

In respect of Derivatives, only a specified proportion of receipts in respect of the relevant asset are treated as recoveries. The specified proportion is the lower of 100 per cent. and a fraction equal to the early termination amount under the relevant derivative agreement (calculated ignoring any transaction entered into after 31 December 2008) divided by the early termination amount (calculated taking into account any such transaction(s)). Where a cash recovery in respect of a Derivative arises before the Trigger Date, the specified proportion of the cash recovery is applied to reduce the outstanding amount (and therefore the loss) of the relevant Derivative. Where a cash recovery arises on or after the Trigger Date, the specified proportion of the cash recovery is applied in the usual way through the Pending Account as described below (see Recoveries and Calculation of payment from HM Treasury below). If the Trigger in respect of a Derivative was a restructuring Trigger which does not result in the termination of all transactions under the relevant derivative agreement, the mid-market value of any transaction which remains outstanding after the restructuring Trigger is deemed to be a cash recovery.

Calculation of payment from HM Treasury

The Scheme Conditions provide for the preparation of various accounts to determine amounts paid or payable under the APS.

At the end of each calendar quarter, a single net amount will be added to the balance of an account established by HM Treasury (the "Pending Account"). This net amount will broadly be equal to (i) 90 per cent. of cumulative losses in that quarter in excess of the first loss amount less (ii) 90 per cent. of cumulative recoveries received on the Triggered Assets in that quarter (such net amount being the "Quarterly Payable"). Interest will accrue on the balance of the Pending Account at the "Sterling General Collateral Repo Rate", as displayed on the Bloomberg service, or such rate as may be notified by HM Treasury from time to time. If the balance of the Pending Account as of the first day of a quarter is greater than zero (the "Positive Balance") and the balance of the Pending Account has been greater than zero throughout the immediately preceding eight quarters, HM Treasury shall pay to RBS plc an amount equal to the lesser of (i) any positive excess of the Positive Balance over the sum of the Quarterly Payables for the eight preceding quarters and (ii) the Positive Balance, plus accrued interest.

The rules for the operation of these accounts have the effect (amongst other things) that:

(i)
there is at least a two year delay between RBS suffering a loss in respect of a Covered Asset and RBS receiving a loss compensation payment from HM Treasury;

(ii)
the pending payment from HM Treasury will be subject to (a) reduction by an amount (if any) by which 90 per cent. of recoveries received on all Triggered Assets exceed 90 per cent. of losses in the intervening eight quarters from the occurrence of a loss under the APS and (b) a requirement that 90 per cent. of total applicable recoveries to date do not exceed 90 per cent. of total applicable losses to date; and

(iii)
if the Pending Account is negative at any time, RBS plc will be required to make an immediate payment to HM Treasury (subject to a cap equal to (a) the aggregate amounts paid or payable by HM Treasury from the date of RBS plc's accession to and participation in the APS until the relevant quarter minus (b) the amount payable by RBS plc in that quarter).

If a Quarterly Statement (as described in Monitoring and reporting conditions below) notifies (i) a correction or adjustment which increases the amount of the losses or reduces the amount of the recoveries for a quarter which ended more than one year before the date of that Quarterly Statement, or (ii) an adjustment relating to an amount which becomes repayable as a result of applicable law, and such adjustment relates to a quarter and the applicable repayment was made in a quarter which ended more than one year before the date of that Quarterly Statement, or (iii) in the case of an adjustment arising as a result of the retrospective effect of an Extended Protection Notice, and such adjustment relates to a quarter and the Extended Protection Notice became effective in a quarter which ended more than one year before the date of that Quarterly Statement, in each case, such correction or adjustment will be disregarded for the purpose of calculating any payment due from HM Treasury.

It is possible that, in particular where a Triggered Asset rehabilitates (that is, either all or substantially all of the amounts payable in respect of that Triggered Asset are paid to the relevant Covered Entity by the obligor), the relevant Covered Entity may have recovered a higher amount in respect of that Triggered Asset were it not included in the APS, because of (amongst other things) the requirement to account to HM Treasury for 90 per cent. of Recoveries after the occurrence of a Trigger. This outcome may be avoided, however: (i) in respect of a failure to pay Trigger, if the initial failure to pay is remedied within the applicable grace period; and (ii) in respect of a restructuring or bankruptcy Trigger, by the exercise of the withdrawal rights set out in Asset withdrawal rights and termination rights below.

Hedging

Subject to certain exceptions, RBS plc is able to hedge the exposure to the remaining 10 per cent. of risk provided that, once the first loss amount has been exceeded and following the occurrence of a Trigger, RBS plc will retain a fully unhedged exposure to its right to 10 per cent. of recoveries in respect of such risk.

Valuations of non-sterling losses and recoveries

Each Covered Asset is protected under the APS until the Trigger Date (or such other date on which the loss is calculated) in the currency specified by RBS plc in the initial data (see Monitoring and reporting conditions below), usually the base repayment currency under the terms of that Covered Asset in effect as at 31 December 2008.

Following a Trigger Date (or any subsequent date on which a loss amount may be claimed under the APS), the loss in respect of a Covered Asset is converted to sterling in accordance with the Scheme Conditions. Any recovery in respect of a loss is also converted into sterling on the date of its recovery under the Scheme Conditions.

These conversion mechanics give rise to the possibility of some currency mismatches in respect of the protection provided by the APS and RBS's exposure to the underlying asset. This may occur in particular as a consequence of errors in specifying the correct currency in the initial data, or where RBS has an exposures to any currencies other than the specified base currency at any time during the life of the underlying asset.

Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS

A Covered Asset will cease to be covered by the APS if:

(i)
a Covered Asset which satisfied the asset eligibility criteria (see Eligibility of Covered Assets above) at the outset of the APS subsequently fails to satisfy those criteria at any time prior to a Trigger;

(ii)
an amendment or replacement of any agreement or instrument relating to an asset or exposure comprising a Covered Asset breaches certain asset continuity requirements (see Permitted amendments and refinancing above);

(iii)
there are errors in the initial data and, as a result of corrections proposed by RBS plc to be made to such initial data, it is no longer possible to identify the asset or exposure RBS plc intended to be included in the APS;

(iv)
there is a notification in a Quarterly Statement (see Monitoring and reporting conditions below) of a Trigger Date, relating to a quarter which ended more than one year before the date of that Quarterly Statement;

(v)
there is a relevant event of default. An event of default may occur if RBS plc breaches any of a number of specified obligations under the Scheme Conditions. These obligations mostly relate to RBS plc's compliance with the asset management, information and reporting conditions, including: not to modify the asset management framework, the conflicts management policy or the credit aggregation policy (see Asset management conditions below) without HM Treasury's approval; not to transfer responsibilities, rights, duties or obligations, create security or undertake other specified prohibited conduct (see Asset management conditions below) in connection with any Covered Asset without certain internal or HM Treasury's approval; to comply with various aspects of the remuneration conditions; to produce and deliver Quarterly Statements in accordance with the Scheme Conditions; to notify, subject to certain conditions, HM Treasury of proposed corrections to information provided by RBS plc in any initial data in respect of a Covered Asset; to deliver to HM Treasury accurate data in respect of Covered Assets post-accession at pre agreed date(s); and to comply with the instructions of a step-in manager (see Step-in rights below). These obligations also include RBS plc's obligations to make the payment described in paragraph (iii) in Recoveries and Calculation of payment from HM Treasury above and to pay any indemnity amounts due to HM Treasury or any of its representatives (see Indemnities below). If RBS plc fails to comply with any specified obligation, HM Treasury has the right, subject to certain conditions, to suspend the payment of an amount due from HM Treasury (all payments still being due from RBS), in respect of relevant Covered Assets (or, if the specified obligation relates to all Covered Assets, all Covered Assets), provided that if the relevant breach is specified to be remediable, such suspension will cease if remedied within 60 Business Days (or 120 Business Days, in the case of data submitted in respect of Covered Assets post-accession in accordance with pre-agreed timing and frequency requirements (see Monitoring and reporting conditions below) but which were not accurate. If such breach has not been remedied by RBS plc or waived by HM Treasury within 60 Business Days (or 120 Business Days as applicable HM Treasury shall remove such Covered Assets from the APS (or if the specified obligation relates to all Covered Assets, all Covered Assets);

(vi)
any material or systematic criminal conduct on the part of RBS or any of its representatives occurs which affects or relates to a Covered Asset; or

(vii)
certain of the jurisdictions where Covered Assets are held impose criminal penalties for breach of banking secrecy or data protection laws. Various defences and exceptions are available under the relevant laws. In relation to up to approximately £5 billion of the Covered Assets held in certain of these jurisdictions if certain information is disclosed to HM Treasury or any of its representatives pursuant to the APS these laws may be breached and RBS has not yet agreed with HM Treasury satisfactory mechanisms for ensuring that it can make disclosure of information to HM Treasury and its representatives in all circumstances in which disclosure may be required under the APS. HM Treasury and RBS have agreed that they will work together in good faith in respect of any information requests HM Treasury or its representative considers necessary or desirable in respect of any such Covered Asset, to ensure that such information can be provided without any breach of such laws. However, if no such agreement can be reached, HM Treasury may require the withdrawal of any such Covered Asset or RBS itself may consider it necessary to withdraw any such Covered Asset. If this occurs, the Covered Asset would cease to be covered by the APS and retrospective adjustments may be made for the repayment of any losses reimbursed by HM Treasury or the repayment of any recoveries paid by RBS plc.

In addition, if a Covered Asset is disposed of in whole or in part prior to a Trigger, the disposed part of that Covered Asset (or where a partial disposal does not meet certain criteria, the whole of the Covered Asset including that part which has not been disposed) will cease to be covered by the APS and no protection will extend to any loss associated with that part of the Covered Asset.

If RBS has included Covered Assets comprising the same asset or exposure in the APS, the duplicated part of the Covered Assets shall be eliminated from the APS on terms to be agreed between RBS plc and HM Treasury. In the absence of agreement, HM Treasury shall determine the terms of changes which may have a retrospective effect and result in adjustments to the payments made as described in Calculation of payment from HM Treasury above.

If a Covered Asset (including a Triggered Asset) ceases to be covered by the APS as a result of the circumstances described above, HM Treasury is no longer obliged to reimburse RBS plc for any (past or future) losses in respect of that Covered Asset. In the case of a Triggered Asset ceasing to be covered by the APS, retrospective adjustments will be made for the repayment of any losses reimbursed by HM Treasury or the repayment of any recoveries paid by RBS plc.

Fees and costs

During the life of the APS, RBS plc will pay a non-refundable annual fee (payable in advance) of £700 million per annum for the first three years of the APS and £500 million per annum until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099 (see Asset withdrawal rights and termination rights below). The annual fee can, subject to HM Treasury consent, be paid wholly or partly by means of the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver) or funded by the issuance of additional B Shares to HM Treasury.

There will be no rebate of any part of any annual fee regardless of any withdrawal of Covered Assets or termination of the APS unless agreed by HM Treasury at the time of the withdrawal or termination. RBS will bear its own costs in connection with its accession to, and participation in, the APS. It will also bear HM Treasury's costs (including employment costs) in relation to the establishment and ongoing management and administration of the APS. This includes £45 million of costs which have been incurred or are expected to be incurred up to 31 December 2009. It also includes any costs associated with HM Treasury carrying out its duties and obligations or exercising its rights and powers in connection with the State Aid Commitment Deed.

Tax Loss Waiver

Under the Tax Loss Waiver, subject to HM Treasury consent, RBS has the option to pay the annual fee in respect of both the APS and the Contingent Subscription, and the exit fee payable in connection with any termination of the Group's participation in the APS (but not the refund of the net payments it has received from HM Treasury under the APS), in whole or in part, by waiving the entitlement of members of the RBS Group to certain UK tax reliefs. The tax reliefs in question are, broadly, those which are taken into account as deferred tax assets in the Annual Report and Accounts and future tax reliefs which would so qualify to be taken into account in future financial statements of the RBS Group before the relevant fee is payable. In addition to requiring HM Treasury consent, the use of tax reliefs to pay the above fees is subject to certain conditions including verification of the tax reliefs by HMRC.

The Tax Loss Waiver contains provisions designed approximately to value the tax reliefs which are being waived. In calculating the value of those tax reliefs, the Tax Loss Waiver requires the tax reliefs being waived to be subject to a discounting factor to reflect their present value (with a minimum rate of 20 per cent.) and takes into account any difference in the tax treatments of the waiver and the fee which would otherwise have been payable in cash.

The Tax Loss Waiver contains undertakings designed to prevent the RBS Group from engaging in arrangements which have a main purpose of reducing the net cost to the RBS Group of any waiver of tax reliefs pursuant to the Tax Loss Waiver.

Asset withdrawal rights and termination rights

RBS plc has the right to withdraw from the APS permanently all or a consistent proportion of all the constituent parts of a non-Triggered Asset (failure to dispose of such a consistent portion will result in the whole of the Covered Asset ceasing to be covered by the APS). In respect of a Triggered Asset where the relevant Trigger is a restructuring or bankruptcy Trigger, RBS plc also has the right to withdraw permanently all of that Triggered Asset within one year after the date of the occurrence of that Trigger. If RBS plc were to exercise this right (including where that leads to the withdrawal of all or the bulk of the Covered Assets from the APS), the remaining provisions of the Scheme Documents (including the information, audit and control rights (including those relating to remuneration) exercisable by HM Treasury) would nevertheless continue in full force and effect.

In addition, RBS plc contractually has a right to terminate the APS exercisable at any time provided that the FSA has confirmed in writing to HM Treasury that it has no objection to the proposed termination. On such termination, RBS plc must pay an exit fee which is an amount equal to the shortfall (if any) between (i) the aggregate annual fees paid by RBS plc and (ii) the greater of (a) £2.5 billion and (b) 10 per cent. of the annual aggregate reduction in Pillar I capital requirement in respect of the assets covered by the APS up to the time of exit. The exit fee is payable in cash or, subject to HM Treasury consent, by the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver). RBS plc would also potentially be required to refund (in the absence of agreement to the contrary) to HM Treasury any net payments made by it under the APS in respect of losses on all Triggered Assets, such refund only being payable in cash.

Rollovers

The APS provides limited rights for the protection provided in respect of some Covered Assets which fall within the "Loans" or "Commercial Real Estate Finance" Covered Asset Classes where the covered amount currency specified in the initial data (generally the base currency amount of a Covered Asset) is sterling and have a final maturity date (and a cover termination date as specified in the initial data) no later than 31 December 2010 to be extended where the maturity date of that Covered Asset is extended (whether such extension takes the form of an amendment or a refinancing). Where this is the case, the cover under the APS after the original final maturity date will be limited to 49.5 per cent. of the principal amount of such Covered Asset and will only be provided for the period to no later than 31 December 2013.

Consumer Finance Assets

The protection provided by the APS in respect of Consumer Finance Assets is slightly more flexible than for other Covered Assets in that:

(i)
amendments, novations and replacements can generally be made to these Covered Assets provided that, broadly, the obligor remains the same person or is a connected person;

(ii)
in respect of overdrafts (including Consumer Finance overdrafts), the covered amount will be the lesser of (a) the amount specified by RBS plc in the agreed initial data for that Covered Asset; and (b) an imputed amortisation profile which will broadly be the covered amount as at 31 December 2008 for two years and will then amortise down over the next two years on a monthly basis; and

(iii)
in respect of Consumer Finance Assets other than overdrafts, the covered amount will be the higher of (a) the amount set out in the fourth paragraph of Loss above and (b) the amount set out in sub-paragraph (ii) above.

Management and governance of Covered Assets

The management and administration of the Covered Assets, Non-Cash Realisations and Closely Related Hedges (collectively the "Protected Assets") must be carried out in accordance with:

(i)
the asset management conditions;

(ii)
the monitoring and reporting conditions; and

(iii)
the governance and oversight conditions,

each as described in Asset management conditions, Monitoring and reporting conditions and Governance and oversight conditions below.

Asset management conditions

Under the Scheme Conditions, RBS plc is obliged to ensure that the management and administration of the Protected Assets is undertaken, subject to certain exceptions, in a manner consistent with the following requirements (the "Asset Management Conditions"):

(i)
applicable law;

(ii)
the asset management objective (see below);

(iii)
so as to ensure that there is no prejudice to, discrimination against or disproportionate and adverse effect on the Protected Assets when compared with the Group's other assets and exposures (including the Related Party Assets);

(iv)
in accordance with any provisions of the asset management framework and the conflicts management policy (see below);

(v)
in a manner which will facilitate compliance with the monitoring and reporting conditions and the governance and oversight conditions (see below); and

(vi)
in accordance with the ordinary course business and banking policies, practices and procedures of the Group, to the extent consistent with (a) the business and banking policies, practices and procedures of a reasonable and prudent banking organisation and (b) good industry practice.

Asset management objective

The asset management objective, as set out in the Scheme Conditions, is to maximise the expected net present value of the Protected Assets (calculated, on a risk-adjusted basis, using a discount rate equal to the fixed loan rates of the Public Works Loan Board published on the website of the Debt Management Office of HM Government (or a similar government rate)), including by minimising losses and potential losses and maximising recoveries and potential recoveries. "Related Party Assets" (which broadly include assets or exposures in respect of which the credit limit, credit line or trading line of the obligor is or would be aggregated with the credit limit, credit line or trading line of an obligor in respect of a Protected Asset pursuant to the credit aggregation policy of the RBS Group and assets in respect of which a conflict under the APS has arisen (see Asset management framework conflicts management policy below)) must also be managed and administered in a manner consistent with the Asset Management Conditions.

RBS plc is not required to comply with the asset management objective (i) in respect of Protected Assets or Related Party Assets which are managed on a "blind" basis (i.e. certain specified classes of assets where the relevant bank personnel managing and administering the assets are unaware, and are not authorised to know, whether those assets are included in the APS), (ii) where doing so would terminate or reduce, or entitle HM Treasury to terminate or reduce, cover under the APS, (iii) where doing so would require, preclude or prohibit any withdrawal of a Covered Asset under specified APS terms, the full or partial termination of the APS or any sale or disposal of a Covered Asset which is not Triggered or (iv) where RBS plc would be required to make additional loans which are not protected under the APS.

Asset management framework and conflicts management policy

The Protected Assets must also be managed and administered in compliance with the asset management framework implemented by RBS plc, The asset management framework includes internal governance arrangements for the management and administration of Protected Assets and Related

Party Assets (including in particular a conduct approval hierarchy), procedures for regular review of such assets and remedial management steps where losses on the Covered Assets or the likelihood of any or further losses, increase.

The management and administration of the Protected Assets must also comply with the conflicts management policy. This is a written statement setting out the proposed policy for the avoidance (where possible), identification, monitoring, management and mitigation of conflicts between the interests of any member of the Group and HM Treasury or between Protected Assets and assets of the Group which do not comprise Protected Assets.

Any modification to the asset management framework, the conflicts management policy or the credit aggregation policy must be approved by HM Treasury.

Additional lending

In order to comply with the asset management conditions as outlined above, a member of the Group may be required to provide additional or to extend existing financing to an obligor in relation to a Covered Asset, a group member of the obligor or another relevant person, subject to any loss incurred by the relevant member of the Group in respect of such additional or extended financing being covered under the APS. Losses incurred by the Group in respect of such additional or extended financing may, at the option of HM Treasury form part of a Triggered Asset and be protected by the APS (see the Extended Protection Assets requirements set out in Loss above). However, even if such protection is extended, such additional or extended financing may, at the option of HM Treasury, cease to be covered by the APS if certain circumstances as described in Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS above occurs in respect of that Triggered Asset.

In addition, the Scheme Conditions include a list of actions which constitute "Prohibited Conduct" in relation to the Covered Assets, Closely Related Hedges or Related Party Assets. The Covered Entities are not permitted to carry out any Prohibited Conduct if it exceeds certain thresholds, unless approved in accordance with a specified "Conduct Approvals Hierarchy" included in RBS plc's asset management framework. Under the terms of the Conduct Approvals Hierarchy, decisions require, in increasing order, the approval of specified categories of Group APS personnel, a member of the Scheme Executive Team, the Scheme Head, the Senior Oversight Committee (each as defined in Governance and oversight conditions below) and, for the most significant decisions, HM Treasury (which consent may be assumed if not given within five business days). The following activities will constitute "Prohibited Conduct":

(i)
sales, transfers or other disposals of any Triggered Assets and/or Non-Cash Realisations (other than intra-Group sales, transfers or disposals);

(ii)
any release of security in respect of Covered Assets which are not "blind assets" (see above);

(iii)
any return of value on equity (whether by way of payments of dividends, distributions or otherwise) to any applicable entity by an obligor of a Covered Asset to the extent it does not give rise to a recovery under the APS; and

(iv)
amendments, replacements or termination of any Closely Related Hedge.

Monitoring and reporting conditions

The general principle underlying the monitoring and reporting conditions is to provide transparency in respect of the Covered Assets to enable HM Treasury to manage and assess its exposure under the APS, subject to certain contractual and legal limitations on disclosure. There are detailed requirements relating to the provision of information in relation to each Covered Asset which are intended to ensure that:

(i)
HM Treasury can verify that the assets or exposures forming part of a Covered Asset meet the asset eligibility criteria as set out in Eligibility of Covered Assets above and the asset continuity requirements as set out in Permitted amendments and refinancing above;

(ii)
the arrangements for calculation of payments to be made pursuant to the Scheme Documents can operate effectively and the quantum of such payments can be accurately verified;

(iii)
the performance and expected performance of the Covered Assets can be monitored and assessed;

(iv)
HM Treasury can monitor and assess compliance of each member of the Group with the Scheme Documents; and

(v)
HM Treasury can (a) comply with its responsibilities and obligations, and exercise its rights, powers and discretions in connection with the APS or the Scheme Documents, (b) provide or enable the provision of financial support to RBS plc or protect or enhance the stability of the financial system of the UK, (c) report on the establishment, performance or operation of, or compliance with the APS and (d) discharge its responsibilities and functions.

RBS plc will identify the Covered Assets by the completion of agreed data fields in relation to each Covered Asset in the Accession Agreement. There are a limited number of agreed initial data fields in relation to each Covered Asset to be completed prior to the Accession Agreement being signed. Information provided by RBS plc in respect of such data may be corrected in limited circumstances. The consequences of incorrect data potentially include a lower level of protection or, in some very limited cases, loss of protection in respect of the affected Covered Asset. Other consequences of data errors include, subject to certain conditions, HM Treasury's exercise of step-in rights (see Step-in rights below).

Post-accession, RBS plc is also obliged to provide further data in respect of the Covered Assets (for example, data regarding guarantees, collateral, rollovers, etc.), some of which will need to be updated on an ongoing basis at pre-agreed time intervals. The consequences of a failure to update or correct such further data, or the quarterly statement data, in respect of a Covered Asset include suspension of payments by HM Treasury or removal of cover in respect of that Covered Asset subject to lengthy grace periods (see Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS above).

Under the Scheme Documents, RBS plc has the obligation to provide the following statements, certificates and reports to HM Treasury:

(i)
"Quarterly Statements": these are statements to be provided on a quarterly basis which set out, for example, details of Triggers, losses and recoveries on the Triggered Assets during the relevant quarter, and include certain quarterly statement data fields which set out this information for each relevant Covered Asset;

(ii)
"Conflicts Certificates": these are certificates to be delivered to HM Treasury with each Quarterly Statement with respect to aggregate losses exceeding £10 million in respect of a Covered Asset, which confirm that (a) all agreements, transactions or arrangements which have been entered into either in connection with that Covered Asset or any Related Party Asset or which give rise to a conflict (as described in Asset management conditions above), in each case in the period from the initial breach to the Trigger Date, were commercially fair and reasonable and on arm's length terms, and (b) RBS plc has complied with the asset management objective and the other asset management requirements (see Asset management conditions above) at all times during the relevant period, and is signed and certified by the Scheme Head (see Governance and oversight conditions below).

(iii)
"Requested Reports": these are reports which may be requested by HM Treasury from time to time in relation to a variety of specified matters, for example, satisfaction of the asset eligibility criteria and the asset continuity requirements with respect to any Covered Asset, events or circumstances that have materially affected the level of losses and recoveries in respect of Triggered Assets or the impact of any material modifications that have been made to the asset management framework and/or the conflicts management policy (each as described in Asset management conditions above);

(iv)
"Notification Reports": these are reports which relate to adverse events in relation to the Group and its ability to comply with the APS requirements (such as the occurrence of an event of default in respect of RBS plc and its obligations under the APS or a proposed material reorganisation of the Group) and are to be notified to HM Treasury by RBS plc upon the occurrence of the relevant events; and

(v)
"Reconciliation Statements": these are statements to be delivered to HM Treasury, monthly listing the Covered Assets which have permanently ceased to be Covered Assets since the delivery of the previous monthly report.

RBS plc is under an obligation to prepare an assurance plan, which will set out the scope of an annual review of the systems architecture in place for compliance with the APS. The assurance plan will address the adequacy of controls, practices and processes for ensuring compliance with the APS, the accuracy of Quarterly Statements, the accuracy and completeness of data and a review of any failure to comply with the APS. The results of the review conducted in accordance with the assurance plan are to be set out in an annual assurance report to HM Treasury. In addition, the assurance plan shall provide a reconciliation between the aggregate outstanding amounts of all Covered Assets then included in the APS and the total assets of the Group, as soon as reasonably practicable following the finalisation of the audited consolidated balance sheet of the Group for any financial year.

HM Treasury has the right, at any time, to conduct an audit, investigation and review of the Group and certain other matters in connection with the APS. For example, an HM Treasury audit may focus on general compliance with the APS, specific reports provided to HM Treasury or reports on the performance of any Covered Assets. The scope and duration of any such audit is largely at the discretion of HM Treasury. HM Treasury may also appoint any Asset Protection Agency personnel or HM Treasury employee or officials to attend meetings of any credit or risk committee (or equivalent) of the Group, from time to time, for the purpose of monitoring RBS's compliance with the asset management conditions (see Asset management conditions above).

Governance and oversight conditions

The governance and oversight conditions involve the establishment of the following governance structure for the purposes of the APS:

(i)
the "Senior Oversight Committee" which consists of senior management personnel of the Group charged with, for example, developing strategy for, and providing oversight and supervision of, compliance with the APS and reviewing, approving and periodically reassessing the business strategies and governance arrangements of the Group in connection with the APS. The Senior Oversight Committee must include a least one non-executive director of RBS. HM Treasury is entitled to appoint one or more non-voting observers to this committee;

(ii)
the "Scheme Head" who reports to the Senior Oversight Committee and is the primary senior point of contact for HM Treasury with respect to the APS. The Scheme Head is one of RBS plc's executive directors or a member of its senior management team appointed to be dedicated to the APS and his/her appointment is subject to the prior approval of HM Treasury. The Scheme Head is responsible for leading, overseeing and ensuring the performance by the Scheme Executive Team of their respective functions under the APS; and

(iii)
the "Scheme Executive Team" which will include the deputy to the Scheme Head, and which is charged with the day-to-day oversight of compliance with the APS, for example, ensuring compliance with the monitoring and reporting conditions and the asset management conditions.

For the purpose of compliance with the Scheme Conditions, RBS plc's obligations under the governance and oversight conditions also include:

(i)
retaining or recruiting sufficient and appropriately trained staff and having available to them such resources as may be necessary and appropriate, and ensuring that, amongst other obligations, there is no prejudice to, discrimination against, or disproportionate adverse effect on the management and administration of the Covered Assets when compared with the other assets and exposures of the members of the Group;

(ii)
ensuring the provision of the same shared services in relation to the Covered Assets as are provided from time to time by the Group on a centralised basis in respect of assets and exposures which are not Covered Assets, and the other businesses, operations and activities of the members of the Group; and

(iii)
ensuring that each member of the Group shall maintain and operate and implement all systems, controls and processes that are necessary.

Remuneration

The Scheme Conditions and the Accession Agreement contain requirements for the development of a remuneration policy for both RBS plc and the wider Group. This policy must comply with the FSA Remuneration Code, as well as be on the leading edge of implementing the G-20 principles and proposals from the Walker Review that are implemented in regulations. RBS plc is required to provide a copy of this remuneration policy to HM Treasury.

Remuneration for members of the Scheme Oversight Committee, the Scheme Head and members of the Scheme Executive Team must be at least equivalent to that of non-APS personnel. In addition, (i) a substantial majority of the incentive and bonus components of the remuneration of APS personnel and (ii) an appropriate proportion of the incentive and bonus component of the remuneration of certain specified senior executives of the Group, must be linked to performance targets and measures of compliance with the APS. The "appropriate proportion" for such linkage for senior executives is, in the case of senior executives who have RBS plc-wide responsibilities, a proportion which is not less than the proportion of the total risk adjusted value of all risk weighted assets of the Group which is represented by the Covered Assets and, in the case of senior executives who have responsibility for certain business units or divisions of RBS plc, the proportion of the total risk adjusted value of all risk weighted assets in that division or business unit which is represented by the Covered Assets in that division or business unit (in each case, ignoring for the purposes of this calculation any impact of the APS and attributing an appropriate proportion and risk weighting to be agreed to defaulted assets). The compensation targets and measures referred to above and the level of the appropriate proportion must be approved by HM Treasury.

RBS plc is required to provide information with respect to remuneration of particular categories of personnel to HM Treasury on request. In addition, RBS plc has agreed with HM Treasury the structure and clawback principles applicable to the pool of bonuses for the 2009 performance year. RBS plc has further undertaken to provide to UK Financial Investments Limited ("UKFI") proposals regarding the total quantum of individual variable remuneration proposals for all main board directors, and aggregate discretionary bonus proposals for other employees, for the 2009 performance year. This is with a view to discussing such proposals with UKFI, and RBS plc is not to announce or implement such proposals for the 2009 performance year without having obtained UKFI's consent. UKFI has agreed to take into account RBS plc's pre-existing binding and irrevocable commitments regarding 2009 bonuses.

Asset purchase requests

HM Treasury has the right under the Scheme Conditions to deliver asset purchase requests from time to time in respect of one or more Covered Assets and/or Non-Cash Realisations stating that it wishes to acquire, or enter into total return swaps (or the economic equivalent) with respect to the relevant Covered Assets and/or Non-Cash Realisations specified in such request. Following the provision of an asset purchase request, RBS plc and HM Treasury are required to negotiate in good faith to attempt to agree the terms upon which HM Treasury may acquire the relevant Covered Assets and/or Non-Cash Realisations (including pricing (taking into account the value, of any credit protection provided by the APS which would be lost by RBS plc) and the date upon which such transaction is to occur).

Step-in rights

HM Treasury has the right under the Scheme Documents to appoint one or more step-in managers to exercise extensive step-in rights in relation to all or some of the Covered Assets upon the occurrence of the following specified trigger events: (i) the provision of incorrect or incomplete information, or the failure to manage the Protected Assets in accordance with APS requirements, in each case where HM Treasury determines that such information deficiency or failure is persistent or material or evidences a systemic problem which prejudices compliance with any asset management conditions monitoring and reporting conditions or governance and oversight conditions, (ii) where aggregate losses in respect of the Covered Assets net of recoveries (incurred or received, as the case may be, in the most recent quarter) exceed a specified threshold amount equal to 125 per cent. of the First Loss for Covered Assets in the aggregate (provided that this right may only be exercised two years after RBS's accession to the APS except in respect of Non-Performing Assets (as defined below) (the "Two Year Standstill Period")) or a (broadly proportionate) specified amount for each Covered Asset Class, or (iii) as a result of RBS plc's default under or breach of specified provisions of the Scheme Documents. In respect of the trigger event referred to in (ii) above, it should be noted that, as recoveries are generally not received in the same quarter as the loss (for example, recoveries from enforcement of security or a liquidator process will generally take some time to be received), this threshold may be reached even though ultimately it is anticipated that, when those recoveries are received, the net amount will be within the threshold.

Once appointed, a step-in manager would have certain oversight, investigation, approval and other step-in rights. For example, the step-in manager may determine that certain decisions may not be taken in relation to the Covered Assets without the step-in manager's approval. The step-in manager could also require the modification or replacement of any of the systems, controls, processes and practices of the Group. In addition, the step-in manager would have extensive rights in relation to the direct management and administration of the Covered Assets, which may be exercised without regard to whether or not an asset is a "blind asset". In other words, the step-in manager would have the ability to exercise all or any of the rights and decision-making powers of the Group in respect of the relevant Covered Assets, with the authority to sell Covered Assets (subject to RBS plc's consent not to be unreasonably withheld) or otherwise to effect investment transactions involving such Covered Assets.

Under the step-in provisions, step-in rights are to be carried out in good faith and with a view solely to the achievement of certain step-in objectives:

(i)
to gather information for reporting to HM Treasury in relation to the management and administration of the Covered Assets and Related Party Assets and compliance with the Scheme Documents;

(ii)
to remedy the effects of any default trigger where step-in has been exercised as a result of any default under or breach of the Scheme Documents;

(iii)
to meet the asset management objective and certain other asset management conditions; and

(iv)
to ensure compliance by RBS plc (and other members of the Group) with the Scheme Documents.

RBS plc will be required to appoint the step-in manager as its agent. The step-in manager will either be a representative appointed by HM Treasury or a person otherwise identified by, or agreed with, HM Treasury. Consequently, RBS plc has limited influence over the identity of the step-in manager.

The appointment of a step-in manager may be terminated under the following circumstances:

(i)
at HM Treasury's election; or

(ii)
where the relevant step-in trigger has been remedied, provided that HM Treasury is satisfied that the step-in objectives have been achieved; or

(iii)
where the relevant step-in trigger is a default based trigger, HM Treasury has exercised its right to terminate protection in relation to the particular Covered Asset(s) or the APS as a whole.

HM Treasury may, by notice to the Participant also require the appointment of a special adviser to the Senior Oversight Committee (the "SOC Special Adviser") to carry out all or any of oversight functions which a step-in manager would have in accordance with the Scheme Conditions, in relation to:

(i)
any Covered Assets which are subject to Specific Impairments and/or Triggered Assets ("Non-Performing Assets"); and/or

(ii)
any of the Covered Assets in the "Leveraged Finance", "Commercial Real Estate" or "Structured Finance" Covered Asset Classes and assets in the "Derivatives" Covered Asset Class which are managed by RBS plc's Strategic Asset Unit, in respect of which, in each case, the covered amount is £25,000,000 or more.

The SOC Special Adviser shall be a person identified by RBS plc and approved by HM Treasury or, if none of the persons identified by RBS plc has been approved by HM Treasury, a person identified by HM Treasury.

If HM Treasury exercises its rights to require the appointment of a SOC Special Adviser in respect of any Non-Performing Assets on the terms set out above, it shall not exercise any right to require RBS plc to appoint or procure the appointment of a step-in manager (on the terms set out above) to carry out any direct management functions in respect of such Non-Performing Assets within 6 months of the appointment of that SOC Special Adviser. At the expiry of that period, a step-in trigger shall be deemed to have occurred in respect of the relevant Covered Assets, whereupon HM Treasury will have the rights set out under Step-In rights above.

HM Treasury's rights in respect of the appointment of a SOC Special Adviser and the rights flowing from this as set out above, apply notwithstanding the Two Year Standstill Period.

As noted above (see Scope-Covered Entities), the step-in rights may conflict with certain regulatory obligations or company law requirements applicable to certain Covered Entities. However, other than in respect of ABN AMRO, RBS understands that these issues will be limited to jurisdictions in which the quantum of Covered Assets is small relative to the size of the Covered Asset pool.

Indemnities

The Scheme Conditions contain indemnity obligations from RBS plc in favour of HM Treasury, any other government entity, HM Treasury's solicitor, and any representatives of the same. Under the indemnities, RBS plc is obliged to indemnify HM Treasury (in its capacity as provider of credit risk under the APS) and the other indemnified parties against all losses or damages suffered by such persons in relation to either the Covered Assets (other than a loss covered by the APS) or any other assets, exposures, liabilities and obligations of any member of the Group (as well as any losses or damages in relation to other matters including any event of default), without the need for any default or culpable action by the Group. The indemnities also extend to certain tax liabilities (including UK tax liabilities) which may arise in connection with the APS. The indemnities do not contain an exclusion for loss arising from the negligence of the indemnified persons themselves. RBS plc has no right of control in respect of proceedings in which the indemnified persons may be involved, the costs of which (whether successful or otherwise) RBS plc is also required to indemnify.

HM Treasury transfer rights

HM Treasury has the right to transfer (i) any of its payment obligations under the Scheme Documents at any time to any person (including a Government entity) and (ii) any of its monitoring, administration or enforcement rights, powers or discretions under the Scheme Documents at any time to a government entity, in each case provided that the regulatory capital risk weightings in respect of the Covered Assets will (overall) be no worse following any such transfer. Any such transfer does not require RBS plc's consent and HM Treasury is not obliged to consult with RBS plc in relation to the transfer. Following notification of such a proposed transfer from HM Treasury, RBS plc is required to enter into any such further agreements as may be required to give effect to such a transfer, including consequential amendments and modifications to the Scheme Documents. RBS plc is also required to bear its own costs in respect of the transfer.

Modifications to the Scheme Conditions

Certain Scheme Conditions are subject to modification at any time with retrospective effect at the discretion of HM Treasury as described in the next paragraph. The exercise of such modification rights by HM Treasury does not require the consent of RBS plc, although HM Treasury will consult RBS plc by serving a notice on it. Such notice will specify the nature and details of the proposed modification, the date on which the modification is proposed to become effective and the reasons for such modification. HM Treasury will consult with RBS plc (and any other participants who may accede to the APS) in good faith in relation to the proposed modification with a view to agreeing the proposed modification, the modification effective date, and determining and identifying any consequential matters arising from the proposed modification. RBS plc is entitled to object to any part of the proposed modification and any consequential matters arising from the proposed modification, including to propose an alternative modification. HM Treasury is obliged to consider any such objection or alternative suggestions from RBS plc (or any other participants in the APS), although it is not obliged to take them into account.

The modification rights arise where (i) the operation, interpretation or application of such Scheme Conditions conflicts with any of the overriding Scheme Principles (as set out in Annex 3 of this document), (ii) the Scheme Conditions contain a manifest error or (iii) it is necessary to modify such Scheme Conditions to take account of any change in applicable law. HM Treasury's modification rights are not permitted to be exercised if (a) the proposed modification is inconsistent with any of the Scheme Principles, or (b) following HM Treasury's consultation with the FSA, the FSA has formally notified HM Treasury that the proposed modification would be expected to result in any protection provided to the Group under the APS ceasing to satisfy the BIPRU eligible risk mitigation techniques requirements, or (c) HM Treasury has not considered in good faith or had regard to any submissions, communications or representations of or made by RBS plc regarding the anticipated impact of the proposed modification under any non-UK capital adequacy regime, which is binding on RBS plc or a Covered Entity. The Scheme Conditions can therefore be modified where the modification results in the regulatory capital risk weightings in respect of the Covered Assets being greater post-modification.

The Scheme Conditions to which the modification rights apply in the context described in clause (i) above are limited to:

(i)
the asset eligibility criteria and the operative Trigger, loss, recovery and payment mechanics;

(ii)
the asset management conditions (except the asset management objective and the Restricted Conduct provisions); and

(iii)
the step-in conditions.

The Scheme Conditions to which the modification rights in clauses (ii) and (iii) apply include all provisions other than the overriding Scheme Principles themselves and HM Treasury's transfer rights (see HM Treasury transfer rights above).

Dispute resolution procedures

If a dispute arises, RBS plc or HM Treasury may instigate arbitration proceedings. The Scheme Conditions set out the requirements for notices, the composition of the arbitration panel (generally to be agreed between the parties) and the length of time for awards. A decision of the arbitration panel will be final and binding.

Announcements

There are material restrictions on the form and substance of announcements or public statements (including any required by law or the rules of any securities exchange) made by RBS plc and the Group in relation to the APS or to HM Treasury in connection with the APS ("APS Statements") without HM Treasury's consent.

Generally, prior to making any APS Statements which are required by law or regulation, RBS plc or the relevant Group member must notify HM Treasury and allow HM Treasury sufficient time to review and comment. RBS plc or the relevant Group member is then required to reflect any such comments except where to do so would not be permitted by law, would conflict with directors' fiduciary duties, would be inaccurate or misleading or the comments reflects a disagreement between the Participant and HM Treasury. As an exception to this regime, post-notification of such statements is permitted if the relevant statement must be made urgently such that prior notification to HM Treasury is not reasonably practicable.

Where APS Statements are not required by law or regulation, HM Treasury retains an absolute veto on such statements with the exception of unscripted oral statements (which are required to be consistent with other APS Statements).

RBS plc must also provide to HM Treasury an advanced draft of any material financial announcement in relation to the Group.

Confidentiality obligations

Under the Scheme Conditions, RBS plc and HM Treasury are obliged to keep confidential information which they or their representatives receive from the other under the Scheme Documents or in connection with the APS (or any information relating to negotiations, discussions or correspondence regarding the APS) confidential, subject to certain exceptions. The exceptions which apply to HM Treasury allow it to disclose such confidential information, to its representatives, the FSA, the Bank of England, the National Audit Office, the National Archive, the Cabinet Office, HMRC and any other government entity (or any of their successors), or to Parliament, any Parliamentary Committee, or otherwise, or any third party where it is necessary or HM Treasury considers it necessary to enable it to fulfil certain purposes as set out in sub-paragraph (v) of Monitoring and reporting conditions above. In the case of any disclosure to another government entity (or any of its successors), these may also be made for that entity's purposes rather than those of HM Treasury. In addition to such exceptions, HM Treasury may also disclose such confidential information (i) where required by applicable law, the rules of the Bank of England or any authority to which HM Treasury is subject, or (ii) to step-in managers (or proposed step-in managers) or the European Commission (where HM Treasury considers it necessary in connection with the application of the State aid rules or an EC decision relating to those rules for State aid purposes). Although HM Treasury has a duty to notify or consult with RBS plc in certain limited situations (i.e. disclosures to Parliament, a Parliamentary Committee or the European Commission) prior to disclosure, RBS plc has no powers to prevent such disclosure.

Any information received by HMRC from HM Treasury as set out above may be held, retained or disclosed by HMRC as if it had been obtained by HMRC in accordance with applicable law. Pursuant to the Tax Loss Waiver, RBS has consented to the disclosure of information concerning RBS or its subsidiaries held by or on behalf of HMRC to HM Treasury, which information is subject to the confidentiality obligations under the Scheme Conditions described above.

Under the Scheme Documents, RBS plc is obliged to provide certain information to foreign regulators outside of the UK. However, in some of these cases RBS plc's confidentiality obligations restrict the transfer of HM Treasury confidential information outside of the UK by RBS plc without HM Treasury's permission (except where required to comply with any opinions or other confirmations considered desirable by HM Treasury in relation to the regulatory capital treatment of the APS in respect of RBS plc or a Covered Entity).

HM Treasury may publish RBS plc confidential information pursuant to its publication scheme (which allows it to publish information on its website), whether or not it receives a request for that information under the Freedom of Information Act 2000, but in deciding whether to publish RBS plc confidential information in this way HM Treasury must have due regard, in its sole opinion, as to whether such information would be exempt from disclosures under that Act. Such publication would not be in breach of HM Treasury's duty of confidence.

The Scheme Conditions contain other additional provisions which seek to ensure the correct treatment of inside information pursuant to FSMA and the Criminal Justice Act 1993.

RBS plc is permitted to use and transfer HM Treasury confidential information to its representatives and other members of the Group for the purpose of complying with its responsibilities and obligations and exercising its rights, powers and discretions under the APS. RBS plc may also disclose such information where required to by applicable law, the rules of the Bank of England or any authority, clearing system or securities exchange to which RBS plc is subject. RBS plc is obliged to consult with HM Treasury prior to any such disclosure and to limit that disclosure to the portion of the HM Treasury confidential information required to be disclosed.

Confidentiality provisions under the Scheme Conditions remain in force even when RBS plc ceases to be a participant in the APS. Unless required by applicable law, RBS plc must ensure that none of its Group or representatives will allow an obligor or counterparty to discover whether its asset is part of the APS or not.

Behavioural Measures

In connection with its participation in the APS, RBS has agreed to a number of behavioural commitments under the Accession Agreement.

RBS has undertaken to implement and maintain compliance with (until the earlier of 31 March 2011 and agreement with HM Treasury) the customer charter for lending to businesses in the UK in the form agreed with HM Treasury.

In addition, RBS has undertaken in relation to personal current accounts provided by it or any member of the Group to (i) implement in full (a) any agreements that the OFT has made with RBS as detailed in the OFT's report—"Personal current accounts in the UK—A follow up report, October 2009", relating to the transparency of costs to consumers and the process of switching accounts to another bank and (b) any agreements that the OFT may make with the banking industry relating to fees and charges, and the terms and conditions of personal current accounts and (ii) play a constructive role in any discussions between the banking industry and the OFT about fees and charges, and the terms and conditions of personal current accounts.

In addition to the behavioural commitments set out in the Accession Agreement, RBS has also separately undertaken to HM Treasury, subject to market conditions, statutory duties of directors and requisite approvals, to develop and implement a capital optimisation exercise designed to increase the Group's Core Tier 1 Capital.

State Aid Commitment Deed

At the same time as RBS's entry into the Accession Agreement, RBS has also entered into a State Aid Commitment Deed with HM Treasury which provides that RBS will comply or procure compliance with the measures and behavioural commitments as described in Part I, Appendix 4 of this document and any other commitments to be given to HM Treasury for the purpose of obtaining State aid approval. Further details of State Aid Deed are set out in paragraph 9.16 of Part IV of this document.

Accounting

Once the Group becomes party to the contractual arrangements, it will recognise a credit derivative at fair value. It will be measured subsequently at fair value with changes in fair value being recorded in profit or loss.

The existence of the APS will not affect the accounting treatment of the Covered Assets. These comprise assets classified as loans and receivables, held-for-trading, designated as at fair value through profit or loss and available-for-sale. The Group's accounting policy for such financial assets is summarised below.

Financial assets classified as loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost, using the effective interest method, less any impairment losses. Assets held-for-trading or designated as at fair value through profit or loss are measured at fair value with changes in fair value reflected in profit or loss. Financial assets classified as available-for-sale are measured at fair value. Impairment losses and exchange differences resulting from retranslating the amortised cost of non-Sterling currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method. Other changes in the fair value of available-for-sale financial assets are reported in a separate component of Shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

PART B COVERED ASSETS

Basis of asset selection

The selection has been carried out primarily between February and April 2009 and was driven by three principal criteria:

(1)
Risk and degree of impairment in base case and stressed scenarios;

(2)
Liquidity of exposure; and

(3)
Capital intensity under procyclicality.

The approach for high volume commercial and retail exposures was on a portfolio basis. Selection for large corporates and GBM was at the counterparty/asset level. Set out below are the selection criteria for the affected divisions.

Global Banking and Markets*

•       Banking book: selection by individual asset pool (e.g., Corporate loans, Real estate finance, Leveraged finance), Global Restructuring Group (GRG) work-out unit counterparties/assets and high risk counterparties/assets. Additional counterparties/assets were selected through an individual risk review of the total portfolio.

•       Trading book: selection by individual assets (e.g., Monolines, Derivatives, Mortgage trading).

UK Corporate*

•       Commercial & Corporate real estate: all defaulted assets in the work-out/restructuring unit or in high risk bands.

•       Corporate: all defaulted assets in the work-out/restructuring unit. Corporate banking clients in high risk sectors or with high concentration risk.

•       Business Banking: portfolios in the work out/restructuring unit or in high risk bands.

UK Retail*

•       Mortgages: assets with higher Loan to Values ('LTV') and in higher risk segments (e.g. LTVs >97 per cent. on general book, LTVs >85 per cent. on buy-to-let book), and those assets in arrears (at 31 December 2008).

•       Loans and overdrafts: higher risk customers based on internal bandings, and those assets in arrears (as at 31 December 2008).

Ulster Bank* (Corporate & Retail)

•       Mortgages: assets with greater than 85 per cent. LTV, broker mortgages and interest only with a higher probability of default.

•       Retail: portfolios of accounts in default, >1 month arrears, <2 years old and a higher probability of default.

•       Corporate: counterparties/assets in work-out/restructuring groups or in high risk bands, and other assets identified as part of an individual review of cases.

*
including assets transferred to Non-Core Division

Covered Assets by division

The Covered Assets are allocated to the following Covered Asset Classes, as defined by Scheme Conditions, by division at 31 December 2008:

Asset Class	UK Retail	UK Corporate	Global Banking & Markets	Ulster Bank	Non-Core	Covered amount(1)
	(£m)	(£m)	(£m)	(£m)	(£m)	(£m)
Residential mortgage	10,280	—	128	2,837	2,182	15,427
Consumer finance	11,609	24,582	—	5,776	12,576	54,543
Bond	—	—	455	—	1,108	1,563
Loan	—	9,097	42,010	2,663	26,207	79,977
Lease finance	—	594	—	—	1,844	2,438
Project finance	—	—	425	—	1,818	2,243
Leveraged finance	—	4,978	—	329	22,427	27,734
Commercial real estate finance	—	12,436	—	1,268	26,146	39,850
Structured finance	—	—	10,497	—	8,694	19,191
Derivative	—	—	16,349	229	22,415	38,993

Total	21,889	51,687	69,864	13,102	125,417	281,959

Note:

(1)
The covered amount specified above includes £3 billion of assets in the Derivative and Structured Finance Covered Asset Classes which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements of the Scheme Documents. HM Treasury and RBS plc have agreed to negotiate in good faith to establish as soon as practicable whether (and, if so, to what extent) coverage should extend to these assets. In addition, RBS has agreed that, on or prior to its accession to the APS, it will issue a withdrawal notice in respect of £1.2 billion of Covered Assets across a broad range of Covered Asset Classes in order to take them out of the APS. (See note (1) to the table in 2(a)).

2.     Asset coverage

Basis of preparation

Disclosures in this section are unaudited and have been extracted without material adjustment from the Group's management information systems that support reporting on Covered Assets to HM Treasury (the "APS system").

(a)   Roll forward of Covered Assets to 30 September 2009

The table below provides an analysis of amount of covered assets at 31 December 2008 and the factors contributing to the decrease in covered amount at 30 September 2009.

£bn
Covered Assets at 31 December 2008—as announced on 26 February 2009	325.0
asset pool refinements	(9.2)

Covered Assets at 31 December 2008—as published on 7 August 2009	315.8
Refinements and exclusions
asset pool refinements	(1.1)
credit derivative product companies	(7.2)
derivatives buffer	(4.8)
conduits	(6.3)
reverse repurchase agreements	(5.2)
assets potentially eligible for other sovereign schemes	(6.9)
other asset removals	(2.3)

Covered Assets at 31 December 2008—as announced on 3 November 2009	282.0 (1)
Disposals, rollovers and repayments	(14.8)
Effect of foreign currency movements	(9.1)
Amortisations and other movements	(16.0)

Covered Assets at 30 September 2009	242.1 (1)

Note:

(1)
The covered amount specified above includes £3 billion (30 September 2009: £2.7 billion) of assets in the Derivative and Structured Finance Covered Asset Classes which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements of the Scheme Documents. HM Treasury and RBS plc have agreed to negotiate in good faith to establish as soon as practicable whether (and, if so, to what extent) coverage should extend to these assets. In addition, RBS has agreed that, on or prior to its accession to the APS, it will issue a withdrawal notice in respect of £1.2 billion (30 September 2009: £0.6 billion) of Covered Assets across a broad range of Covered Asset Classes in order to take them out of the APS.

Removals are a function of ineligibility in line with the Scheme rules, operational complexity, eligibility for other sovereign schemes and more economic forms of covering risk.

(b)   Covered Assets at 30 September 2009 and 31 December 2008

The tables below show balances by asset classes(1), as defined by the Scheme, with underlying product categories, at 30 September 2009 and 31 December 2008.

	30 September 2009
	Carrying value(2)	Provisions and adjustments to par value(3)	Par value(4)	Undrawn commitments and other adjustments(5)	Covered amount(6)
	(a)	(b)	(c)=(a)+(b)	(d)	(e)=(c)+(d)
	(£m)
Residential mortgages	14,478	233	14,711	—	14,711
Consumer finance	38,221	4,185	42,406	8,510	50,916

Personal loans	7,586	2,320	9,906	1,372	11,278
Business and commercial loans	30,635	1,865	32,500	7,138	39,638

Commercial real estate finance	30,070	1,272	31,342	1,095	32,437
Leveraged finance	16,821	4,045	20,866	3,214	24,080
Lease finance	1,831	253	2,084	220	2,304
Project finance	1,689	44	1,733	285	2,018
Structured finance	7,721	7,345	15,066	1,665	16,731

Structured loans	1,702	359	2,061	423	2,484
Residential mortgage-backed securities	928	1,590	2,518	167	2,685
Commercial mortgage-backed securities	1,315	259	1,574	253	1,827
Collateralised debt and loan obligations	1,666	4,608	6,274	495	6,769
Other asset-backed securities	2,110	529	2,639	327	2,966

Loans	40,083	2,536	42,619	21,342	63,961
Bonds(7)	649	102	751	8	759
Derivatives	13,349	6,633	19,982	14,156	34,138

Monoline insurers	3,457	6,300	9,757	10,323	20,080
Other counterparties	9,892	333	10,225	3,833	14,058

Total	164,912	26,648	191,560	50,495	242,055

Loans and advances	144,895	12,927	157,822	35,089	192,911
Debt securities	6,668	7,088	13,756	1,250	15,006
Derivatives	13,349	6,633	19,982	14,156	34,138

Total	164,912	26,648	191,560	50,495	242,055

UK Retail	16,338	2,121	18,459	1,339	19,798
UK Corporate	37,133	773	37,906	10,258	48,164
Global Banking & Markets	33,349	1,507	34,856	20,566	55,422
Ulster Bank	10,356	441	10,797	768	11,565
Non-Core	67,736	21,806	89,542	17,564	107,106

Total	164,912	26,648	191,560	50,495	242,055

Covered Assets at 30 September 2009 and 31 December 2008 (continued)

	31 December 2008
	Carrying value(2)	Provisions and adjustments to par value(3)	Par value(4)	Undrawn commitments and other adjustments(5)	Covered amount(6)
	(a)	(b)	(c)=(a)+(b)	(d)	(e)=(c)+(d)
	(£m)
Residential mortgages	15,283	144	15,427	—	15,427
Consumer finance	45,617	2,420	48,037	6,506	54,543

Personal loans	10,267	1,687	11,954	1,440	13,394
Business and commercial loans	35,350	733	36,083	5,066	41,149

Commercial real estate finance	32,131	847	32,978	6,872	39,850
Leveraged finance	19,792	2,875	22,667	5,067	27,734
Lease finance	2,012	138	2,150	288	2,438
Project finance	1,761	58	1,819	424	2,243
Structured finance	9,325	6,885	16,210	2,981	19,191

Structured loans	2,761	155	2,916	597	3,513
Residential mortgage-backed securities	1,165	1,471	2,636	143	2,779
Commercial mortgage-backed securities	1,357	238	1,595	257	1,852
Collateralised debt and loan obligations	1,825	4,565	6,390	1,380	7,770
Other asset-backed securities	2,217	456	2,673	604	3,277

Loans	50,285	1,420	51,705	28,272	79,977
Bonds(7)	1,467	(103)	1,364	199	1,563
Derivatives	21,093	6,575	27,668	11,325	38,993

Monoline insurers	5,620	5,892	11,512	10,758	22,270
Other counterparties	15,473	683	16,156	567	16,723

Total	198,766	21,259	220,025	61,934	281,959

Loans and advances	169,642	8,057	177,699	48,026	225,725
Debt securities	8,031	6,627	14,658	2,583	17,241
Derivatives	21,093	6,575	27,668	11,325	38,993

Total	198,766	21,259	220,025	61,934	281,959

UK Retail	18,909	1,565	20,474	1,415	21,889
UK Corporate	39,107	337	39,444	12,243	51,687
Global Banking & Markets	46,241	1,757	47,998	21,866	69,864
Ulster Bank	11,772	167	11,939	1,163	13,102
Non-Core	82,737	17,433	100,170	25,247	125,417

Total	198,766	21,259	220,025	61,934	281,959

Notes:

(1)
The balances at 30 September 2009 (on page 70) within specific asset classes reflect the Group's application of the asset class definitions in the Scheme Conditions, particularly in relation to Consumer finance, Commercial real estate finance and Loans.

(2)
Carrying value represents the amounts recorded on the balance sheet and includes assets classified as loans and receivables ('LAR'), fair valued through profit or loss ('FVTPL') and available-for-sale ('AFS').

(3)
Provisions and adjustments to par value comprises:

•
impairments on LAR and AFS debt securities

•
credit valuation adjustments relating to derivatives

•
adjustment to par value on other FVTPL assets

•
add-back of write-offs of £1,792 million in relation to LAR and FVTPL assets, as these are covered by the Scheme rules

  Adjustments to par on AFS debt securities are included within column (d).

(4)
Par value excludes adjustments relating to available-for-sale reserves on debt securities; these are included within column (d).

(5)
Undrawn commitments and other adjustments include:

•
undrawn commitments and other contingent liabilities

•
potential future exposures and other adjustments to covered amount relating to derivative contracts

•
available-for sale reserves on AFS debt securities

•
adjustments relating to rollovers and refinancings that are specific to the Scheme rules (30 September 2009 only).

(6)
See note (1) to the table at 2(a) above in respect of assets included in the covered amount which do not satisfy the eligibility requirements of the Scheme Conditions or which it has been agreed will be withdrawn.

(7)
Comprises non asset-backed securities.

(c)   Credit impairments and write downs

Cumulative credit impairment losses and adjustments to par value relating to Covered Assets are set out below:

	Closing balance
	30 September 2009	31 December 2008
	(£m)
Loans and advances	12,927	8,057
Debt securities	7,088	6,627
Derivatives	6,633	6,575

Total	26,648	21,259

UK Retail	2,121	1,565
UK Corporate	773	337
Global Banking & Markets	1,507	1,757
Ulster Bank	441	167
Non-Core	21,806	17,433

	26,648	21,259

In the nine months ended 30 September 2009, the Group recorded impairment losses of £10.8 billion and credit and other market losses of £5.1 billion of which £5.9 billion and £2.1 billion respectively related to assets covered by the Scheme.

The amounts above include credit impairments and losses relating to Covered Assets referred to in Note (1) to the table at 2(a).

(d)   Risk elements in lending and potential problem loans

Risk elements in lending (REILs) and potential problem loans (PPLs) for the Group and the amount relating to assets in the Scheme are set out below.

	30 September 2009		31 December 2008
	Group	APS	Group	APS
	(£m)
Non-performing loans	31,802	23,430	17,082	12,679
Other REIL	3,206	2,550	1,709	1,498

Total REIL	35,008	25,980	18,791	14,177
PPLs	619	558	226	187

REIL and PPLs	35,627	26,538	19,017	14,364

Core	11,881	7,658
Non-Core	23,746	18,880

	35,627	26,538

(e)   Credit quality

The internal reporting and oversight of risk assets principles are set out in the Group 2008 Report and Accounts credit risk section on page 90. The table below shows the credit quality of the Group's credit risk assets by risk bands and the proportion relating to assets in the Scheme.

		30 September 2009		31 December 2008
Asset quality band	Probability of default	Group	% relating to assets in the Scheme	Group	% relating to assets in the Scheme
		(£bn)		(£bn)
AQ1	0%–0.034%	106	2%	127	3%
AQ2	0.034%–0.048%	17	5%	26	16%
AQ3	0.048%–0.095%	27	7%	38	17%
AQ4	0.095%–0.381%	107	13%	150	15%
AQ5	0.381%–1.076%	135	22%	148	28%
AQ6	1.076%–2.153%	99	29%	103	36%
AQ7	2.153%–6.089%	48	39%	46	52%
AQ8	6.089%–17.222%	27	41%	26	46%
AQ9	17.222%–100%	18	66%	12	69%
AQ10	100%	38	79%	18	72%
Other(1)		44	5%	41	8%

		666	23%	735	24%

Note:

(1)
"Other" largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Reverse repurchase agreements, carrying value relating to net derivative positions and issuer risk relating to debt securities are excluded from both Group numbers and APS Covered Assets above.

(f)    Risk-weighted assets

Risk-weighted assets (RWAs) were as follows:

	30 September 2009		31 December 2008
	(£bn)	(%)	(£bn)	(%)
APS	165.5	28	158.7	27
Non APS	429.2	72	419.1	73

Group	594.7	100	577.8	100

	30 September 2009
	APS	Non APS	Total
	(£bn)
Risk-weighted assets by division:
UK Retail	17.0	34.6	51.6
UK Corporate	32.8	58.2	91.0
Global Banking & Markets	26.9	105.0	131.9
Ulster	9.1	19.4	28.5
Other divisions	n/a	101.4	101.4

Core	85.8	318.6	404.4
Non-Core	79.7	110.6	190.3

Group	165.5	429.2	594.7

PART C REGULATORY CAPITAL IMPACT OF B SHARES AND APS

Regulatory capital impact of B Share issuance

The subscription for £25.5 billion of B Shares will enhance RBS's Core Tier 1 Capital. RBS's Core Tier 1 Capital would be further enhanced if the additional £8 billion of B Shares are subscribed under the contingent capital arrangements.

Regulatory capital impact of the APS

Methodology

RBS will apply the FSA's securitisation framework to calculate the regulatory capital requirements associated with the Scheme. Broadly, the method for calculating the capital requirements impact of the Scheme (before the application of the cap described below—the "Uncapped Basis") will be as follows:

  •
  RBS will deduct from capital resources the First Loss position after subtracting impairments to date (the "First Loss Deduction Amount"). The First Loss Deduction Amount will be split equally between Core Tier 1 and Tier 2 Capital.

  •
  RBS will risk weight at 0 per cent. its exposure to HM Treasury on 90 per cent. of (i) the portfolio of assets in the APS less (ii) an amount thereof equal to the First Loss.

  •
  RBS will risk weight in the normal way the remaining 10 per cent. of (i) the portfolio of assets in the APS, less (ii) an amount thereof equal to the First Loss.

In accordance with the applicable FSA rules, the total capital requirement for the assets covered by the Scheme (taking account of required deductions from capital resources), may be capped. This cap applies where the capital requirement (taking account of required deductions from capital resources), which would be applicable had the Scheme not been entered into (the "Non-APS Requirement") is lower than the capital requirement under the Uncapped Basis. For the purposes of determining the Non-APS Requirement, the capital requirement is calculated using an 8 per cent. ratio.

Where the cap applies, RBS will (i) exclude from calculations of its overall capital requirements an amount equal to the RWAs and deductions in relation to the assets covered by the APS; and (ii) deduct an amount equal to the Non-APS Requirement from its capital resources up to the First Loss Deduction Amount, with this deduction being split equally between Core Tier 1 and Tier 2 Capital; and (iii) take RWAs for any Non-APS Requirement in excess of the First Loss Deduction Amount (the "Capped Basis").

In accordance with regulatory rules and guidance as applicable to it, RBS will adjust the regulatory capital benefit of the protection where there is either a currency or maturity mismatch.

  •
  Maturity mismatches could occur if RBS decides to extend the maturity of any asset covered by the Scheme; and

  •
  Currency mismatches could occur if, for instance, RBS extends loans under multi-currency facilities that are not in the base currency of that facility.

These mismatches will have an impact upon the timing of the removal of the cap and level of regulatory capital benefit on the Uncapped Basis, but this effect is not expected to be material.

Impact at Accession

After accession, RBS expects initially to calculate its capital requirements in accordance with the Capped Basis. On this basis, the APS itself (viewed separately from the B Share issuance) will at accession have no impact on the Pillar 1 regulatory capital requirement in respect of the assets covered by the APS. (For the avoidance of doubt, as it is 10 per cent. of any such aggregate impact that is taken into account for the purposes of the fees required to be paid by RBS on exit from the APS as described under Asset withdrawal rights and termination rights in Part I, Appendix 2 of this document, no such fee would arise unless and until there is such impact, as described in the following paragraph.) It will, however, improve the total capital ratios, and the Core Tier 1 Ratios, of the Group as a whole. It is also expected that the protection afforded by the APS will assist RBS in satisfying the forward looking stress testing framework applied by the FSA.

Future Regulatory Capital Effects

As impairments on the pool of assets arise, these will be required to be deducted in full from Core Tier 1 Capital in the normal way. RBS will be entitled to apply these impairments to reduce the First Loss deduction for the Scheme, potentially leading to a position where the capital requirement on the Uncapped Basis would no longer for the assets covered by the APS exceed the Non-APS Requirement and, as a result, RBS would expect to start reporting the regulatory capital treatment on the Uncapped Basis.

APPENDIX 3 TO THE LETTER FROM THE CHAIRMAN OF RBS—PRINCIPAL TERMS OF ISSUE OF THE B SHARES AND THE DIVIDEND ACCESS SHARE

If Resolutions 2, 3, 5 and 6 are passed by Shareholders and Resolution 1 is passed by Independent Shareholders at the General Meeting, RBS expects to issue to HM Treasury (i) £25.5 billion of B Shares (the "Initial B Shares") and (ii) the Dividend Access Share at the time of entering into the APS. Terms used but not defined in this Appendix 3 are as defined in Annex 1 and, in the event of any inconsistency with the definitions in Part VI of this document, the definitions in Annex 1 shall prevail.

For technical reasons, RBS will issue the Initial B Shares and Dividend Access Share in consideration for the transfer to it by HM Treasury of certain issued ordinary and the entire issued redeemable preference share capital of an English incorporated subsidiary of RBS ("Cash Box Co"), which will result in RBS owning the entire issued share capital of Cash Box Co, the only assets of which will be cash resources. These resources will represent the net proceeds of the issue of the Initial B Shares and Dividend Access Share. This structure is expected to have the effect of creating distributable reserves to the extent that realised profits are generated on the redemption of the redeemable preference shares. Any issue of the Contingent B Shares may also be structured in this way.

Acquisition and Contingent Capital Agreement

On 26 November 2009, RBS and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury has agreed to subscribe for the Initial B Shares and the Dividend Access Share (the "Acquisitions") and has agreed the terms of HM Treasury's subscription for an additional £8 billion in aggregate in the form of further B Shares (the "Contingent B Shares"), which will be issued on the same terms as the Initial B Shares.

Initial subscription of £25.5 billion B Shares and the Dividend Access Share

The Acquisitions are subject to the satisfaction of certain conditions ("Conditions Precedent") (unless waived by HM Treasury in its sole discretion), including: (i) the satisfaction or waiver of all conditions to RBS plc's participation in the APS; (ii) the European Commission having decided that all State aid received by RBS to date, and any State aid that may be provided to RBS under the APS and as a consequence of the Acquisitions and the purchase of any Contingent B Shares, is aid compatible with article 87 of the consolidated version of the Treaty establishing the European Community (subject to the commitments given in respect thereof by HM Treasury); (iii) HM Treasury and RBS having obtained such approvals (including parliamentary approvals), authorisations, permits and consents as may be required by any governmental, state or other regulatory body in any part of the world, and all necessary filings having been made, as a result of the Acquisitions; (iv) RBS having obtained the approval of its shareholders in relation to the Acquisition; (v) there being, in the opinion of HM Treasury (acting in good faith), no material adverse change in the position of the Group between the date of the Acquisition and Contingent Capital Agreement and the date of satisfaction of all other Conditions Precedent; and (vi) HM Treasury being satisfied that the Acquisitions continue to be proportionate and appropriate for the maintenance of the financial stability of RBS, each in the context of the general economic and market conditions then prevailing. HM Treasury will be able to terminate the Acquisitions either on the grounds specified in (vi) above, or if any other Condition Precedent is not satisfied and HM Treasury does not consider the Acquisitions to be necessary in order to maintain the financial stability of the United Kingdom.

Contingent Subscription

RBS and HM Treasury further agreed the terms of the £8 billion Contingent Subscription in the Acquisition and Contingent Capital Agreement. For a period of five years from the Issue Date or, if earlier, until the occurrence of a Termination Event or until RBS decides (with FSA consent) to terminate such Contingent Subscription (the "Contingent Period"), if the Core Tier 1 Ratio of RBS falls below five per cent. (and if certain other conditions are met, including that the European Commission's decision that the aid is compatible with article 87 of the consolidated version of the Treaty establishing the European Community continues to be in force, that the European Commission has not opened a formal investigation under article 88(2) of such treaty in relation to the possible misuse of aid, that there has been no breach by RBS of the State Aid Commitment Deed and that no Termination Event has occurred) HM Treasury has committed to subscribe for the Contingent B Shares in no fewer than two tranches of £6 billion and £2 billion (or such smaller amounts as RBS and HM Treasury may agree). Any unused portion of the £8 billion may be subscribed in one or more further tranches.

Fee

RBS may, subject to certain conditions, at any time terminate the Contingent Subscription in whole or in part, with the consent of the FSA. RBS is required to pay an annual fee, for the Contingent Period, in relation to the Acquisitions and the Contingent Subscription of £320 million less four per cent. per annum of the value of any B Shares subscribed for under the Contingent Subscription. Such fee is payable in cash or, with HM Treasury's consent, by waiving certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver) or through a further issue of B Shares to HM Treasury. The annual fee ceases to be payable on termination of the Contingent Subscription and if RBS terminates the Contingent Subscription in part, the fee will reduce proportionately.

Warranties

On the date of the Acquisition and Contingent Capital Agreement, on the date the Circular is posted to Shareholders, on the first date on which all of the Conditions Precedent are satisfied, or waived, on the date of the Acquisition(s), on each date (if any) a Contingent Subscription is triggered and on each date (if any) on which B Shares are issued pursuant to a Contingent Subscription, RBS will give certain representations and warranties to HM Treasury.

Expenses

RBS has agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions and, if the Contingent Subscription is exercised, the Contingent B Shares.

Undertakings

The Company has agreed to a number of undertakings under the Aquisition and Contingent Capital Agreement, including those summarised below.

RBS has undertaken that it will not, and will procure that no B Share Group company will, at any time before the expiry of the Contingent Period: (i) pay or make any dividends or other distributions or make any interest or coupon payment or payment of a similar nature (in each case whether in cash or otherwise) on any shares, Innovative Tier 1 Instruments or Upper Tier 2 Instruments issued by RBS or by any B Share Group company (other than Mandatory Securities) and that it will not, and will procure that no B Share Group company will, set aside any sum for the payment of any such dividends or amounts; and (ii) redeem, purchase or otherwise acquire for any consideration any shares, Innovative Tier 1 Instruments or Upper Tier 2 Instruments issued by RBS or by any B Share Group company or any depository or other receipts or certificates representing such securities or instruments, or set aside any sum, or establish any sinking fund for the redemption, purchase or other acquisition of such securities or instruments or any depository or other receipts or certificates representing such securities or instruments, in each case the result or consequence of which would be that following such occurrence the Core Tier 1 Ratio of RBS would remain or fall below 6 per cent.

The undertakings set out in the immediately preceding paragraph will not apply to: (i) the payment or making of any dividends or other distributions or the setting aside of any sum for the payment of such dividends or distributions (a) by any wholly owned Group Company to any other wholly owned Group Company and (b) by any non-wholly owned B Share Group Company to any person which is not a wholly owned B Share Group Company to the extent the payment or making of such dividends or other distributions or the setting aside of any sum for the payment of such dividends or distributions is required by the terms of any legally binding obligation in existence at the date of the Acquisition and Contingent Capital Agreement; (ii) the redemption, purchase or acquisition for consideration by any wholly owned B Share Group Company of any securities or instruments issued by any other wholly owned B Share Group Company or of any depository or other receipts or certificates representing such securities or instruments, or the setting aside of any sum, or the establishment of any sinking fund for the redemption, purchase or other acquisition of such securities or instruments or any depository or other receipts or certificates representing such securities or instruments; (iii) the redemption or purchase or acquisition for consideration by any B Share Group Company of any securities or instruments issued by any non-wholly owned B Share Group Company or of any depository or other receipts or certificates representing such securities or instruments, or the setting aside of any sum, or the establishment of any sinking fund for the redemption, purchase or other acquisition of such securities or instruments or any depository or other receipts or certificates representing such securities or instruments where such redemption, purchase or acquisition is required to be made by the terms of any legally binding obligation in existence at the date of the Acquisition and Contingent Capital Agreement; (iv) the payment of coupons on the ABN Securities for so long as permitted under the State Aid Commitment Deed; (v) the payment of dividends or other distributions (whether in cash or in kind) or return of capital in any other form (a) by subsidiaries and/or subsidiary undertakings of RFS Holdings BV to their shareholders and ultimately to RFS Holdings BV and (b) by RFS Holdings BV to shareholders of RFS Holdings BV, in each case to the extent required (in the reasonable opinion of RBS) to achieve segregation, Separation and the capital restructuring of RFS Holdings BV; (vi) the purchase of Ordinary Shares in connection with any employee share scheme of the Company or any member of the B Share Group; (vii) any action taken by the Company or any member of the B Share Group pursuant to any liability management exercise, which exercise has been approved in advance by HM Treasury; (viii) any action taken in accordance with the B Share Terms or the terms of the Convertible Preference Shares in respect of their conversion to Ordinary Shares; (ix) any action which has no effect on, or has the effect of increasing, the Core Tier 1 Ratio; or (x) any other action taken by the Company or any member of the B Share Group with the prior approval of HM Treasury.

HM Treasury and the Company have acknowledged in the Acquisition and Contingent Capital Agreement that it is their current expectation that in relevant circumstances, and acknowledging the conversion feature applicable to the B Shares set out in the B Share terms, the Company will repurchase the B Shares if it is prudent and practicable. Such repurchase would be subject to FSA approval and take account of the Regulatory Group's capital position at the time of the proposed repurchase and prevailing market conditions.

The Company has been informed by HM Treasury that HM Treasury has agreed the matters set out below with the European Commission. The Company is not a party to this agreement.

(i)
That without the prior approval of the European Commission, it will not agree to sell to the Company any B Shares issued to and held by HM Treasury below the following minimum purchase prices: (a) for purchases before 31 December 2012, 50p; (b) for purchases between 31 December 2012 and 30 December 2013, 55p; (c) for purchases between 31 December 2013 and 30 December 2014, 60p; and (d) for purchases from 31 December 2014, 65p.

  In each of these cases, if the price of the Ordinary Shares is higher than the above agreed price when the sale is agreed, the price of the Ordinary Shares will be the minimum price. Each minimum purchase price would be adjusted in line with adjustments under paragraph 4(l) of the B Share terms.

(ii)
That without the prior approval of the European Commission, it will not convert any B Shares issued to and held by it into Ordinary Shares unless the market price of Ordinary Shares is at least 50p on the date on which HM Treasury delivers its Conversion Notice. This price is subject to adjustment in line with adjustments to the Conversion Price.

(iii)
If the capital position of the Company allows this and subject to any consent required from the FSA, it will request the Company to purchase from it an appropriate number of B Shares (within the above-mentioned price parameters) or to retire an appropriate amount of the Contingent Subscription.

HM Treasury and RBS have agreed in the Acquisition and Contingent Capital Agreement that they will negotiate in good faith with a view to agreeing any necessary amendments to the terms of the Contingent Subscription which may be necessary as a result of future legislative or regulatory changes so as to preserve the effect of the Contingent Subscription as at the date of the Acquisition and Contingent Capital Agreement.

In the event that the B Shares or Dividend Access Share cease to be eligible as Core Tier 1 Capital then, if and to the extent that B Shares or the Dividend Access Share are held by or on behalf of HM Treasury and/or the Contingent Subscription remains capable of exercise in respect of any Contingent B Shares at such time, HM Treasury and RBS have agreed to negotiate in good faith with a view to agreeing such amendments to the B Share terms and/or the Dividend Access Share terms as may be necessary, after consultation with the FSA, to enable the B Shares and the Dividend Access Share to be eligible as Core Tier 1 Capital. Until the later of the end of the Contingent Period and HM Treasury ceasing to hold any B Shares, RBS has undertaken that, notwithstanding the terms of the B Shares, it will not amend or seek to amend the terms of the B Shares or the Dividend Access Share without the prior written consent of HM Treasury.

All of the B Shares and the Dividend Access Share will constitute Core Tier 1 Capital. The B Shares will all be issued on the same terms.

RBS has also agreed to certain restrictions with respect to its share premium account, including an undertaking that it shall not, without the prior written consent of HM Treasury, issue any convertible securities, the conversion of which would require the capitalisation of any amount standing to the credit of RBS's share premium account or which would otherwise prejudice or adversely affect any conversion of the B Shares. RBS has also undertaken that, except as required by law and otherwise in connection with (a) the conversion of the B Shares and the Convertible Preference Shares in accordance with their terms of issue and/or the Articles and (b) subject to the provisions of the Companies Act, any write-offs of commission against share premium generated through future share issues, it shall not, directly or indirectly take or omit to take any action designed to or which results in or which might reasonably be expected to cause or result in, the amount standing to the credit of its share premium account being reduced. RBS has also undertaken to not, directly or indirectly: (a) take or omit to take any action designed to or which results in or which might reasonably be expected to cause or result in any increase in the nominal value of the Ordinary Shares; or (b) permit any circumstances to arise which might, directly or indirectly, lead to any increase in the nominal value of the Ordinary Shares, without the prior written consent of HM Treasury. If at any time HM Treasury reasonably believes that RBS will have insufficient reserves to permit the conversion of B Shares into Ordinary Shares, HM Treasury may require RBS (at RBS's option) to either capitalise reserves so as to increase the nominal value of the B Shares to at least the nominal value of the Ordinary Shares or to sub-divide the Ordinary Shares into ordinary shares with a nominal value equal to or less than the nominal value of the B Shares.

Use of Proceeds

RBS has agreed in the Acquisition and Contingent Capital Agreement to use the proceeds of any redemption by Cash Box Co of the redeemable preference shares transferred to RBS by HM Treasury in connection with the Acquisition and the proceeds of any issue of Contingent B Shares in such manner, in such form and for such purposes as may be agreed with HM Treasury, the FSA and the Bank of England.

Waiver of statutory pre-emption rights

HM Treasury has agreed in the Acquisition and Contingent Capital Agreement to waive its statutory pre-emption rights arising out of the B Shares and the Dividend Access Share in respect of any future issue of equity securities by RBS other than B Shares and has agreed to vote its B Shares and the Dividend Access Share, as applicable, in favour of each special resolution to disapply its pre-emption rights under the B Shares and/or the Dividend Access Share then held by HM Treasury every time they arise. The pre-emption rights arising out of the B Shares and the Dividend Access Share will also be disapplied in the Articles of Association.

Limitations on conversion of the B Shares

HM Treasury has agreed in the Acquisition and Contingent Capital Agreement that it shall not be entitled to exercise its option to convert B Shares into Ordinary Shares to the extent that it holds more than 75 per cent. of the Ordinary Shares of RBS or to the extent that the exercise of such option would result in it holding more than 75 per cent. of the Ordinary Shares of RBS.

Voting rights of the B Shares

HM Treasury has agreed in the Acquisition and Contingent Capital Agreement that it shall not be entitled to vote the B Shares or the Dividend Access Share to the extent that votes cast on such B Shares and the Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution proposed at a general meeting of RBS.

Related party transactions

For as long as it is a substantial shareholder of RBS (within the meaning of the Listing Rules), HM Treasury has undertaken in the Acquisition and Contingent Capital Agreement not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote.

Description of the B Shares and the Dividend Access Share

The terms of the B Shares and the Dividend Access Share include the following and the full terms of issue of the B Shares are set out in Annex 1, Part A and the full terms of issue of the Dividend Access Share are set out in Annex 1, Part B. The summary below is qualified in its entirety by Annex 1 and, in the event of any inconsistency, Annex 1 shall prevail:

Nominal value of the B Shares and the Dividend Access Share

£0.01 per B Share and £0.01 in relation to the Dividend Access Share. The B Shares and the Dividend Access Share will be fully paid up at issue.

Ranking of the B Shares and the Dividend Access Share

On a winding-up, holders of the B Shares and the Dividend Access Share will rank equally with the holders of the Ordinary Shares and any other class of shares or securities of the Company in issue or which may be issued by the Company which rank or are expressed to rank equally with the B Shares, the Dividend Access Share or the Ordinary Shares on a winding-up or liquidation and junior to all other shareholders and all creditors of the Company. For these purposes, on a winding-up each holder of a B Share and the holder of the Dividend Access Share will be deemed to hold one (as adjusted from time to time, the "Winding Up Ratio") Ordinary Share of RBS for every B Share or, as the case may be, the Dividend Access Share held at the date of the commencement of such winding-up and will be entitled to receive out of the surplus assets of RBS remaining after payment of all prior-ranking claims, a sum equal to that payable to a holder of one (as adjusted) Ordinary Share in such event.

Dividend entitlement of the B Shares

Prior to the occurrence of a Trigger Event in respect of any B Shares, such B Shares shall rank equally with the holders of Ordinary Shares in respect of any cash dividends and each B Share shall entitle its holder to the same cash dividend as is (or may, at the election of a holder of the Ordinary Share, be) payable to the holder of one Ordinary Share, as adjusted from time to time to reflect any consolidation, reclassification or subdivision in relation to the Ordinary Shares.

If a Trigger Event has occurred in respect of any B Shares, the B Shares in respect of which the Trigger Event has occurred shall rank pari passu with the holders of the Ordinary Shares in respect of any dividends paid on the Ordinary Shares. Each B Share shall entitle its holder to the same dividend as is (or may, at the election of a holder of an Ordinary Share, be) payable to the holder of one (as adjusted from time to time) Ordinary Share. If an Ordinary Share Bonus Issue is made, a holder of a B Share in respect of which the Trigger Event has occurred shall be entitled to receive the same number of Ordinary Shares as is payable to the holder of one (as adjusted from time to time) Ordinary Share, save that if the issue of such Ordinary Share(s) to such holder would result in it holding directly or indirectly more than 75 per cent. of the total issued Ordinary Shares then such holder shall instead receive further B Shares of the same value.

Dividend entitlement of the Dividend Access Share

The Board of Directors may in its sole and absolute discretion resolve that no Dividend Access Share Dividend shall be paid on a Dividend Access Share Dividend payment date. Subject to the discretions, limitations and qualifications described in this section "Description of the B Shares and the Dividend Access Share" and in the terms of the Dividend Access Share, non-cumulative dividends on the Dividend Access Share will be payable from the date RBS issues the Dividend Access Share in respect of the period up to and including the Class B Dividend Stop Date (if any). RBS will pay dividends on the Dividend Access Share when, as and if declared by the Board of Directors or a duly authorised committee of such Board of Directors (the "Board of Directors"). Subject to the discretions, limitations and qualifications described in this section "Description of the B Shares and the Dividend Access Share" and in the terms of the Dividend Access Share, the Dividend Access Share shall entitle the holder thereof to receive out of the distributable profits of RBS a non-cumulative dividend at the rate described below (the "Dividend Access Share Dividend"), in priority to the payment of any dividend to the holders of any class of Ordinary Share or B Share and pari passu in such regard with the holder of any other dividend access share then in issue.

The Board of Directors shall, by 31 October in each financial year of RBS, decide whether or not to pay an interim dividend on the Ordinary Shares or make an interim Ordinary Share Bonus Issue in that financial year. If it is decided that an interim dividend on the Ordinary Shares or an interim Ordinary Share Bonus Issue is to be paid or made in any financial year, the corresponding semi-annual (hereinafter referred to as "first semi-annual") Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in the same financial year will be paid or made at the time set out below. The record date for any first semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share shall be the same as the record date for any interim dividend on the Ordinary Shares or interim Ordinary Share Bonus Issue in the relevant financial year or otherwise shall be three Business Days before 31 October in each year. If paid or made, the first semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in a financial year will be paid or made on the same date that the corresponding interim dividend on the Ordinary Shares is paid or interim Ordinary Share Bonus Issue is made. If it is decided that no such interim dividend on the Ordinary Shares or interim Ordinary Share Bonus Issue will be paid or made in a financial year, the first semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in such financial year will, if to be paid or made, be so paid or made on 31 October in such financial year (commencing in 2010). Any first semi-annual Dividend Access Share Dividend will only be paid if (to the extent legally required) profits are available for distribution and are permitted by law to be distributed.

The Board of Directors shall, by 31 May in each financial year of RBS, decide whether or not to recommend a dividend on the Ordinary Shares or make an Ordinary Share Bonus Issue which is expressed to be a final dividend for the immediately preceding financial year. If it is decided that such a dividend on the Ordinary Shares or Ordinary Share Bonus Issue is to be recommended and is subsequently approved by Shareholders, the corresponding semi-annual (hereinafter referred to as "second semi-annual") Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share expressed to be for the corresponding period will be paid at the time set out below. The record date for any second semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share shall be the same as the record date for any final dividend on the Ordinary Shares or final Ordinary Share Bonus Issue for the relevant financial year or otherwise shall be three Business Days before 31 May in each year. If paid or made, the second semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in a financial year will be paid or made on the same date that the corresponding final dividend on the Ordinary Shares is paid or final Ordinary Share Bonus Issue is made. If it is decided that no such final dividend on the Ordinary Shares or Ordinary Share Bonus Issue will be paid or made in any year (the "current year") for the immediately preceding financial year, any second semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share expressed to be for the corresponding period will, if to be paid or made, be so paid or made on 31 May in the current year (commencing in 2010). Any second semi-annual Dividend Access Share Dividend will only be paid if (to the extent legally required) profits are available for distribution and are permitted by law to be distributed.

If paid or made, the first semi-annual Dividend Access Share Dividend on the Dividend Access Share shall be equivalent to (A) the greater of:

(i)
7 per cent. of the Reference Amount multiplied by the actual number of days in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date, to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date, divided by 365 (or 366 in a leap year) and

(ii)
if a cash dividend or cash dividends on the Ordinary Shares or Ordinary Share Bonus Issue(s) is/are paid or made in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date, 250 per cent. (as adjusted from time to time as described in Annex 1, Part B, the "Participation Rate") of the aggregate Fair Market Value of such cash dividend or cash dividends or Ordinary Share

  Bonus Issue per Ordinary Share multiplied by the then Reference Class B Shares Number. Where a dividend in cash is announced which may at the election of a Shareholder or Shareholders be satisfied by the issue or delivery of Ordinary Shares in an Ordinary Share Bonus Issue, or where an Ordinary Share Bonus Issue is announced which may at the election of a Shareholder or Shareholders be satisfied by the payment of cash, then the Fair Market Value of such dividend or Ordinary Share Bonus Issue shall be deemed to be the amount of the dividend in cash or of the payment in cash (as the case may be)

less (B) the Fair Market Value of the aggregate amount of any dividend or distribution paid or made on the B Shares and/or on any Ordinary Shares issued on conversion of the B Shares (regardless of who holds such B Shares or Ordinary Shares at the relevant time) in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares to (and including) such earlier Class B Dividend Stop Date), provided that the first semi-annual Dividend Access Share Dividend shall never be less than zero.

If paid or made, the second semi-annual Dividend Access Share Dividend on the Dividend Access Share shall be equivalent to (A) the greater of:

(i)
7 per cent. of the Reference Amount multiplied by the actual number of days in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date divided by 365 (or 366 in a leap year) and

(ii)
if a cash dividend or cash dividends on the Ordinary Shares or Ordinary Share Bonus Issue(s) is/are paid or made in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date the Participation Rate of the aggregate Fair Market Value of such cash dividend(s) or Ordinary Share Bonus Issue(s) per Ordinary Share multiplied by the then Reference Class B Shares Number. Where a dividend in cash is announced which may at the election of a Shareholder or Shareholders be satisfied by the issue or delivery of Ordinary Shares in an Ordinary Share Bonus Issue, or where an Ordinary Share Bonus Issue is announced which may at the election of a Shareholder or Shareholders be satisfied by the payment of cash, then the Fair Market Value of such dividend or Ordinary Share Bonus Issue shall be deemed to be the amount of the dividend in cash or of the payment in cash (as the case may be)

less (B) the Fair Market Value of the aggregate amount of any dividend or distribution paid or made on the B Shares and/or on any Ordinary Shares issued on conversion of the B Shares (regardless of who holds such B Shares or Ordinary Shares at the relevant time) in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares to (and including) such earlier Class B Dividend Stop Date) and less the Fair Market Value of the immediately preceding first semi-annual Dividend Access Share Dividend or Bonus Issue paid or made (if any), provided that the second semi-annual Dividend Access Share Dividend shall never be less than zero.

If the Participation Rate is adjusted during the course of a financial year, the amount of the semi-annual Dividend Access Share Dividend in such financial year, if determined by reference to the Participation Rate, shall itself be adjusted in such manner as the Independent Financial Adviser (acting as an expert) considers appropriate to take account of the date(s) on which the adjustment(s) to the Participation Rate become effective. A written opinion of the Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest error.

In the event of a change in the frequency of dividend payments on the Ordinary Shares such that they are not paid semi-annually consistent with the payment of Dividend Access Share Dividends on the Dividend Access Share, the Company shall make such changes to the Dividend Access Share Dividend payment arrangements described above as, following consultation with the Independent Financial Adviser (acting as an expert), it determines are fair and reasonable to take account of such changed frequency.

Non-cumulative dividends on the Dividend Access Share will be payable in respect of the period up to and including the Class B Dividend Stop Date (if any). After the Class B Dividend Stop Date (if any), the right of the holder of the Dividend Access Share to Dividend Access Share Dividends in respect of any B Shares in issue during each of the 30 consecutive dealing days during which the Trigger Event occurs shall cease, but this is without prejudice to the right to Dividend Access Share Dividends in respect of any B Shares not in issue on each such day.

"Class B Dividend Stop Date" means the date falling 20 days after the Trigger Event.

"Reference Amount" means £25,500,000,000 plus the aggregate Relevant Amount of any further B Shares issued by the Company to HM Treasury after the Issue Date and before the record date for the relevant Dividend Access Share Dividend, less the aggregate Relevant Amount of any B Shares which were in issue during the 30 consecutive dealing days during which a Trigger Event occurred.

"Reference Class B Shares Number" means the Reference Amount divided by the Relevant Amount.

Bonus Issue on the Dividend Access Share

If the Board of Directors decides to pay a Dividend Access Share Dividend and either (i) no dividend has been paid on the Ordinary Shares and/or distribution made thereon in respect of the corresponding period or (ii) a dividend has been paid and/or a distribution has been made on the Ordinary Shares otherwise than in cash in respect of the corresponding period, the Board of Directors may in its discretion determine that such Dividend Access Share Dividend shall be paid in whole or in part by the Company issuing B Shares, credited as fully paid, to the holder of the Dividend Access Share. The number of such further B Shares to be issued to the holder shall be such number of B Shares as shall be certified by an Independent Financial Adviser (acting as an expert) to be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of such semi-annual Dividend Access Share Dividend or part thereof otherwise payable to such holder of the Dividend Access Share, based on the Fair Market Value of a B Share at the time of such determination. A written opinion of such Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest error. The additional B Shares so allotted shall rank pari passu in all respects with the fully paid B Shares then in issue save only as regards participation in the relevant dividend.

Restrictions following non-payment of dividend on the Dividend Access Share

If any Dividend Access Share Dividend is not declared and paid in full in cash or otherwise, RBS:

(i)
may not, and shall procure that no member of the B Share Group shall, declare or pay dividends or other distributions upon any Parity Securities (whether in cash or otherwise, and whether payable on the same date as the relevant Dividend Access Share Dividend or subsequently) or make any Ordinary Share Bonus Issue (whether to be made on the same date as the relevant Dividend Access Share Dividend or subsequently), and RBS may not, and shall procure that no member of the B Share Group shall, set aside any sum for the payment of these dividends or distributions; and

(ii)
may not, and shall procure that no member of the B Share Group shall, redeem, purchase or otherwise acquire (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for any consideration any of its Parity Securities or any depository or other receipts or certificates representing Parity Securities (other than any such purchases or acquisitions which are made in connection with any Employee Share Scheme (as defined in Annex 1, Part A of this document)), and (save as aforesaid) RBS may not, and shall procure that no member of the B Share Group shall, set aside any sum or establish any sinking fund (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for the redemption, purchase or other acquisition of Parity Securities or any depositary or other receipts or certificates representing Parity Securities, in each case until such time as Dividend Access Share Dividends are no longer payable or payment of Dividend Access Share Dividends in cash or otherwise has resumed in full, as the case may be.

Redemption rights of the B Shares and the Dividend Access Share

There are no redemption rights in the B Shares (save in conjunction with conversion) and the Dividend Access Share, but RBS may purchase the B Shares at any time and/or the Dividend Access Share at any time, subject to applicable laws and FSA consent.

Optional conversion rights under the B Shares

At any time from the date on which the B Shares are issued, a holder of a B Share may deliver a notice to RBS requesting conversion of B Shares into Ordinary Shares of RBS. The number of Ordinary Shares to be issued upon conversion will be determined by dividing the aggregate Relevant Amount (£0.50 per B Share on issue) of the B Shares being converted by the conversion price (as adjusted from time to time, the "Conversion Price"). The initial Conversion Price of the B Shares will be £0.50.

Transferability of the B Shares and the Dividend Access Share

The Dividend Access Share shall not be transferable save to any entity which is wholly owned, directly or indirectly, by HM Treasury. The B Shares will be freely transferable.

Voting rights under the B Shares before conversion and under the Dividend Access Share

Holders of the B Shares and the Dividend Access Share will only have voting rights in limited circumstances (resolutions varying/abrogating class rights and resolutions proposing the winding-up of RBS). If entitled to vote, on a poll holders of B Shares will have two votes for each B Share held and the holder of the Dividend Access Share will have one vote. In the Acquisition and Contingent Capital Agreement HM Treasury has agreed that it shall not be so entitled to vote the B Shares or the Dividend Access Share to the extent the votes cast on such B Shares and/or the Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any Ordinary Shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution proposed at a general meeting of RBS.

Ordinary Share buy-back

Until HM Treasury or its nominee(s) cease to hold any interest in the B Shares, RBS may not purchase any of its Ordinary Shares, other than purchases which are made in connection with any Employee Share Scheme or purchases from HM Treasury or its nominee(s).

Listing

The B Shares will not initially be listed on any stock exchange. HM Treasury is entitled to require RBS to seek a listing of the B Shares. The Dividend Access Share will not be listed on any stock exchange.

Adjustment events

The Winding Up Ratio, Relevant Amount, Participation Rate and Conversion Price shall be adjusted in accordance with standard Euro-market anti-dilution adjustments for events affecting the Ordinary Shares other than customary change of control adjustments or dividend adjustments, as described more fully in the full terms of issue of the B Shares set out in Annex 1, Part A and the full terms of issue of the Dividend Access Share are set out in Annex 1, Part B, as applicable. The Relevant Amount shall also be adjusted in the event of a consolidation, reclassification or subdivision in relation to the B Shares.

Regulatory approvals

The issuance of any B Shares in satisfaction of the Acquisitions and the Contingent Subscription and the issuance of any B Shares which may be applied in satisfaction of the annual fee for the APS and the annual fee for the Contingent Subscription are subject to regulatory approvals in a number of jurisdictions including, Australia, Canada, Chile, Ireland, the Netherlands, New Zealand and Thailand.

APPENDIX 4 TO THE LETTER FROM THE CHAIRMAN OF RBS—KEY TERMS OF THE STATE AID RESTRUCTURING PLAN

As a result of the State aid granted to RBS through the First Placing and Open Offer, the issuance of £25.5 billion of B Shares to HM Treasury, a commitment by HM Treasury to subscribe up to an additional £8 billion of B Shares and the Group's participation in the APS, RBS has been required to work with HM Treasury to submit a State aid restructuring plan to the Commission for approval under the State aid rules. These State aid rules require that the aid is limited to the minimum necessary, that the aided firm can return to viability without state support and that efforts have been made to minimise distortions to competition.

To meet these requirements, RBS has agreed, in principle and subject to approval by the College, a series of measures to be implemented over a four year period, which supplement the measures in the strategic plan already announced by RBS.

To minimise distortions to competition caused by rescue and restructuring support for RBS, the Commissioner and HM Treasury have agreed in principle that RBS will reduce its presence in the UK banking sector. The divestment associated with this will encompass the disposal of the RBS branch-based business in England and Wales, the NatWest branches in Scotland, along with Direct SME customers across the UK. This will result in the disposal of 318 branches UK-wide (14 per cent. of the Group's UK retail network) and the appropriate infrastructure to support this business.

RBS has committed that the SME and mid-corporate customers that form part of the UK banking divestment will amount to 5 per cent. of all SME and mid-corporate customers in the UK respectively. This divestment represents a reduction in RBS's UK market share by approximately two percentage points in Retail banking.

In addition, between now and the end of 2013, RBS will divest RBS Insurance (subject to potentially maintaining a minority interest until the end of 2014) which has a market-leading position in the UK, RBS's interest in RBS Sempra Commodities, a leading global commodities trader, and Global Merchant Services, RBS's card payment acquiring business, which has a top five global market share, subject to RBS retaining an ownership interest of up to 20 per cent. of each business within Global Merchant Services, if required by the purchaser.

The Board will seek to time these disposals to maximise value and they may be effected through initial public offerings, agreed sales or a combination of these and accordingly timetable and process will vary.

RBS has also agreed with the Commissioner in principle that if either:

(i)
the RBS Core Tier 1 Capital Ratio (calculated by reference to the regulatory rules in force as at 31 December 2009) declines to below 5 per cent. at any time before 31 December 2014, or

(ii)
RBS falls short of its funded balance sheet target level (after certain adjustments) by 31 December 2013 by £30 billion or more,

RBS will reduce RWAs by a further £60 billion through further disposals of identifiable businesses and associated assets.

RBS has committed to appoint a hold separate manager to manage the UK banking business to be divested, within six months of final State aid approval. The hold separate manager will oversee the management of the business, in its best interests, in consultation with RBS and consistent with the Board of RBS's fiduciary duties to RBS's Shareholders. The appointment of the hold separate manager will not prevent the business from having access to infrastructure and personnel of RBS, where appropriate for the efficient conduct of the business, nor will it prevent the transfer of information between the business and the remainder of RBS.

Set out below is a description of the businesses impacted by these measures:

UK branch divestment.    This includes a combination of a branch network, customers, staff and supporting infrastructure. It consists of the RBS branch-based business in England and Wales, the NatWest branches in Scotland and the Direct SME customer base. Banking infrastructure will also include 40 business and commercial banking centres, four corporate banking centres, two direct business banking centres, three personal relationship manager centres and three operational centres. The Williams & Glyn's brand name will also be available to an acquirer. The UK branch divestment includes 318 branches, 1.7 million retail customers and 230,000 SME customers.

RBS Insurance underwrites and sells retail and SME insurance over the telephone and the Internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Global Merchant Services enables clients to accept card payments either at point of sale or over the Internet. It is the fourth largest provider of global card payment services, enabling over 5 billion card transactions to be made each year. It meets the rapidly changing and increasingly sophisticated needs of clients to accept card payments on a global, efficient and secure basis.

RBS Sempra Commodities is a leading global commodities trader. It provides liquidity and is a partner for several of the world's largest producers and consumers of energy, metals and other commodities. RBS Sempra Commodities offers trading, market making and risk management solutions to its extensive customer network. It is the fifth largest energy trading company in North America.

RBS has also agreed to a number of behavioural commitments including the requirement for GBM's ranking to be no higher than number five in the combined global all debt league tables for three years. This includes all bonds globally and all syndicated loans globally measured in US dollars. It excludes self-led, self-funded, money market, short term deals and other debt not eligible for inclusion under Dealogic standard industry criteria for published league tables. RBS has also agreed not to restart or set up, or acquire or re-acquire any ownership interest in, a business that competes with any of RBS Insurance, Global Merchant Services or RBS Sempra Commodities until the end of 2014.

RBS will enter into a commitment that, from 1 January 2010 until 31 December 2013, it will be at the leading edge of implementing the G-20 principles, the FSA Remuneration Code and any remuneration proposals accepted by the UK Government from the Walker Review that are implemented in regulations.

In addition, RBS has undertaken that, unless otherwise agreed with the Commission, neither RBS nor any of its direct or indirect subsidiaries (excluding any companies in the ABN AMRO Group) will pay investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier-2 instruments) from a date starting not later than 30 April 2010 and for a period of two years thereafter (the "Deferral Period") or exercise any call rights in relation to the same between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Unless the Commission agrees otherwise, the hybrid capital instruments existing on 24 November 2009 which are retained in the ABN AMRO Group after Separation is complete will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after Separation) and following the expiry of any "pusher" periods following Separation and such capital restructuring.

RBS has agreed not to acquire any financial institutions and not to make any other acquisitions the purpose of which is to expand RBS's activities outside of its business model, until the later of 31 December 2012 and the date on which the last of the agreed divestments has been divested (save that RBS shall be permitted to make such acquisitions if the cumulative purchase price excluding the assumption of debt paid by RBS for all such acquisitions in this period is less than £500 million).

RBS has agreed that for a period of five years it will not restart (including by acquisition) any activity that it only carries on by virtue of the Non-Core Activities (which means those activities forming part of the Non-Core Division of RBS as referred to in RBS's Interim Results for the half year ending 30 June 2009).

The Company has agreed in principle with the Commission to use reasonable endeavours to develop and, subject to market conditions and requisite approvals, implement a plan to continue the improvement and optimisation of its capital base in a manner which is consistent with the principles of burden sharing.

Whilst the restructuring measures set out above follow substantial discussions with the Commission and HM Treasury, RBS notes that the State aid restructuring plan is subject to a decision by the College on the compatibility of the overall RBS aid package with the State aid rules and, therefore, at this stage there can be no certainty as to the outcome of the State aid proceedings and the content of the final State aid restructuring plan.

APPENDIX 5 TO THE LETTER FROM THE CHAIRMAN OF RBS—GENERAL MEETING AND ACTION TO BE TAKEN BY SHAREHOLDERS

General Meeting

The accession to and participation in the APS, the B Share Issue and any other issue of B Shares to HM Treasury pursuant to the Accession Agreement and the Acquisition and Contingent Capital Agreement and the issue of the Dividend Access Share to HM Treasury constitute a related party transaction for the purposes of the Listing Rules. In addition, certain other shareholder approvals are required to implement the Transaction. Accordingly, the Transaction is conditional, amongst other things, upon the approval of Shareholders (including HM Treasury to the extent it is permitted to do so under the Listing Rules and applicable law) in general meeting.

A notice convening a General Meeting of the Company to be held on 15 December 2009 at RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ at 10.30 a.m. is set out at the end of this document and the Resolutions to be proposed at the General Meeting are set out in the notice. The General Meeting is being held for the purpose of considering and, if thought fit, passing six resolutions.

•
Resolution 1 is an ordinary resolution to approve, as a related party transaction, the accession to and participation in the APS, the entry into of any agreements and transactions contemplated by the Scheme Documents, the B Share Issue and any other issue of B Shares to HM Treasury pursuant to the Accession Agreement and the Acquisition and Contingent Capital Agreement and the issue of the Dividend Access Share.

•
Resolution 2 is an ordinary resolution granting the Directors authority to allot B Shares, the Dividend Access Share and Ordinary Shares, in each case as required under the Companies Act. The B Shares and the Dividend Access Share will be issued on the terms set out in Annex 1. The Directors' authority to allot such shares will expire five years from the date of the General Meeting. As at the date of this document, RBS holds no treasury shares.

•
Resolution 3 is an ordinary resolution to grant the Directors authority to capitalise certain amounts of the Company's reserves and to apply these amounts in paying up new B Shares and to consolidate and sub-divide share capital and/or sub-divide shares (including the consolidation and sub-division of Ordinary Shares into ordinary shares of a lower nominal value), in each case in connection with any conversion of B Shares into Ordinary Shares and, as applicable, the payment in B Shares of certain dividends in respect of the Dividend Access Share and the B Shares.

•
Resolution 4 is an ordinary resolution to adopt the RBS 2010 Deferral Plan. Under the new plan, incentives will be deferred into awards which will be settled in shares and/or subordinated debt. In order to ensure that performance-related pay awards take future risk from current business into account, thereby aligning employee, customer and shareholder interests more fully, the Remuneration Committee can determine that awards should be reduced and/or forfeited, after reviewing (amongst other things) the performance of the employing company, any member of the Group, any business area or team or the relevant individual. Further plans may be adopted based on the RBS 2010 Deferral Plan to allow it to be operated in other countries or for relevant employees in the ABN AMRO Group or it may be modified to take account of local tax, exchange control or securities laws in such countries and, where feasible, to mitigate any unfavourable tax treatment.

•
Resolution 5 is a special resolution to approve (a) the deletion of the references in the Articles of Association to the Company's authorised share capital now that the 2006 Act has abolished the requirement for a company to have an authorised share capital and (b) other amendments to the Articles of Association required in connection with the B Share Issue, the issue of the Dividend Access Share and the creation of Non-Voting Deferred Shares Series B as well as the conversion of RBS's convertible preference shares. The amendments to the Articles of Association are required in order to (i) create the three new classes of shares (namely the B Shares, the Dividend Access Share and the Non-Voting Deferred Shares Series B), where relevant, on the terms set out in Annex 1 to this document, (ii) provide for the disapplication of pre-emption rights in respect of the B Shares and the Dividend Access Share, (iii) provide for the payment of scrip dividends on the B Shares and (iv) set the quorum for class meetings of holders of B Shares or the Dividend Access Share. For further details on the amendments to the Articles of Association, please see Annex 2 to this document.

•
Resolution 6 is a special resolution to empower the Directors to allot the B Shares, the Dividend Access Share and the Ordinary Shares referred to in Resolution 2, on a non-preemptive basis. This will enable the Directors to allot these shares to HM Treasury as described further in this document, without shareholder preemption rights applying (to the extent relevant). This power will expire simultaneously with the authority to allot given pursuant to Resolution 2.

As the accession to and participation in the APS, the B Share Issue and any other issue of B Shares to HM Treasury pursuant to the Accession Agreement and the Acquisition and Contingent Capital Agreement and the issue of the Dividend Access Share constitute a related party transaction for the purposes of the Listing Rules, HM Treasury will not vote on Resolution 1 described above and HM Treasury has undertaken to take all reasonable steps to ensure that its associates, if any, will not vote on Resolution 1.

A Form of Proxy is enclosed. To be effective, Forms of Proxy must be completed by Shareholders and received at the Company's transfer office at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 10.30 a.m. on 11 December 2009.

Action to be taken by Shareholders

A Form of Proxy is enclosed which covers the Resolutions to be proposed at the General Meeting and which is for use by the holders of Ordinary Shares and Cumulative Preference Shares. If you are a person nominated under section 146 of the 2006 Act to enjoy information rights, please read Note 3 to the General Meeting Notice.

Completed Forms of Proxy should be returned in the pre-paid envelope as soon as possible, but in any event no later than 10.30 a.m. on 11 December 2009. In addition, it is possible to appoint and instruct your proxy electronically by following the instructions on the enclosed Form of Proxy. Completion of a Form of Proxy will not prevent you from attending and voting at the General Meeting if you so wish. To appoint more than one proxy (each of whom must be appointed to exercise rights attached to the different shares held by you), see Note 2 on the reverse of the Form of Proxy.

At the General Meeting the Company will disclose, for each resolution, the total of the proxy votes received and any votes cast at the meeting, the proportion for and against each resolution, and the number of votes withheld. Votes withheld will not be counted in the calculation of the proportion of votes 'for' and 'against' a resolution.

Voting at the General Meeting in respect of each resolution, will be conducted by way of a poll. The Directors believe it is important that the intentions of all members who register a vote are fully taken into account. Voting on a poll is more transparent and equitable, since it allows the votes of all shareholders who wish to vote to be taken into account, and it reflects evolving best practice. Shareholders who attend the meeting will still be able to ask questions relevant to the business of the meeting prior to voting on the Resolutions.

PART II

CAPITAL RESOURCES AND LIQUIDITY MANAGEMENT

1.     Capital resources

The Group effected two capital raisings during 2008, featuring a £12 billion rights issue in June 2008 and a further £20 billion capital raising completed in December 2008. The latter included £5 billion of Preference Shares acquired entirely by HM Treasury and £15 billion of Ordinary Shares issued under the First Placing and Open Offer, which were principally subscribed for by HM Treasury under the UK Government's bank recapitalisation scheme.

The £5 billion of Preference Shares were subsequently redeemed, and effectively replaced by Ordinary Shares, using the proceeds of the Second Placing and Open Offer in April 2009. This directly strengthened the Group's Core Tier 1 Capital giving the Group enhanced financial capability to protect and deliver the value of its established and strong customer franchises during continued difficult economic and market conditions. The enhancement to the Group's financial strength supported lending commitments given to the UK Government, also benefiting customers, counterparties and investors.

Financial market and economic conditions deteriorated throughout 2008 with significant credit impairment losses and credit market write-downs booked by the Group. 2009 has seen a continuation of the challenging background to financial markets and, although some signs of improvement have started to emerge, key economies remain uncertain. The Group has continued to experience material impairment losses and credit market write-downs, including further write-downs in respect of monoline exposures, in 2009.

The major franchise of RBS is in the UK economy, and this economy has been subject to significant recessionary effects in 2009, which are expected to continue for a more protracted period. This could result in a continued erosion of RBS's capital base as losses are incurred, and further increases in risk weighted assets are experienced due to adverse risk migration. RBS's reported performance for 2009 and its underlying capital position benefited from the redemption of a number of outstanding debt securities, which contributed a gain of approximately £3.8 billion before tax, partially mitigating the scope of capital erosion attributable to underlying losses and risk impacts witnessed in 2009.

The effective management of the Group's capital is key to sustaining its ability to operate its businesses, develop organically and pursue its strategy. The maintenance of adequate capital is also necessary to enhance the Group's financial flexibility in the face of continuing turbulence and uncertainty in global and national economies.

On 26 February 2009, RBS set out its intended participation in the UK Government's APS and further confirmed its commitment to the APS in the Interim Results for the half year ended 30 June 2009. The key commercial terms relevant to APS entry have now been agreed and were set out in RBS's announcement of 3 November 2009, and in RBS's Interim Management Statement for the third quarter of 2009. Under the proposed terms of the APS, HM Treasury will provide loss protection against potential stressed case losses arising in a pool of assets with an expected gross value of around £282 billion, as at 31 December 2008. On accession to the APS, HM Treasury will subscribe for £25.5 billion of capital in the form of B Shares and a Dividend Access Share with a further £8 billion of capital in the form of B Shares potentially available as contingent capital. RBS will pay annual fees in respect of base protection and the contingent capital. RBS will not surrender any deferred tax assets as originally envisaged (although, as explained above, RBS will have the option, subject to HM Treasury consent, to pay the annual fee in respect of the APS, the Initial B Shares and the Contingent Subscription and the exit fee payable in connection with any termination of the Group's participation in the APS (but not the refund of the net payments it has received from HM Treasury under the APS), in whole or in part, by waiving the entitlements of members of the RBS Group to certain UK tax reliefs treated as deferred tax assets (under the Tax Loss Waiver)).

It is the intention that, on accession to and participation in the APS, arrangements will be constructed within the Group that will extend effective APS protection to all other regulated entities holding assets covered by the APS. The APS Covered Assets disclosures set out in Part I, Appendix 2 of this document provide disclosure on all assets which have been identified for inclusion in the Scheme.

RBS's policy will continue to be to maintain a strong capital base, to develop this base as appropriate and to utilise it efficiently throughout RBS's activities in order to optimise shareholder returns while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, RBS follows the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio ("RAR") as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures being "weighted" to reflect the inherent credit and other risks). The FSA has also set out their expectation in relation to the respective levels of Core Tier 1 Capital and Tier 1 Capital that banks participating in the current UK Government's recapitalisation scheme should maintain.

On 19 January 2009, the FSA announced that it expects each bank participating in the UK Government's recapitalisation scheme to have a minimum Core Tier 1 Ratio of 4 per cent. on a stressed basis. As at 30 September 2009, the Group's total RAR was 10.4 per cent. and its Tier 1 and Core Tier 1 Capital ratios were 8.0 per cent. and 5.5 per cent. respectively, on a proportional consolidated basis, calculated in accordance with FSA definitions. While the APS and capital issuance plans we have agreed on with the Government will take our Core Tier 1 Capital ratio to well above our target of 8 per cent., it is clear that the next two years will bring a number of further pressures, including the impact of procyclicality and increasing regulatory demands. Core business profits will take time to recover and build, especially as GBM results normalise.

The Board has increased its target for the Group's Core Tier 1 Ratio to in excess of 8 per cent. This reflects the expectation of both regulators and investors that banks should hold significant capital buffers, with appropriate loss absorption characteristics, to adequately protect against the impacts of stress volatilities and unexpected losses.

Accession to and participation in the APS, and the associated issue of B Shares, is essential to provide the necessary capital resilience and stability to allow the Group to rebuild and restore standalone strength. Without the protection afforded by the APS, the Group would be unable to satisfy extant FSA stress criteria and would ultimately be at significant risk of regulatory capital breaches. The combination of asset protection and capital issuance associated with the APS, including the Contingent Subscription, is of a scale that ensures base case capital forecasts for Core Tier 1 Capital at all material times track above the updated target criteria. The Group's bolstered capital base provides a capital cushion to satisfy the impact of FSA stress tests, with Core Tier 1 Capital remaining above the 4 per cent. stressed minimum, assuming a severe and prolonged recessionary scenario.

Had accession to the APS and the associated issue of Initial B Shares completed on 30 September 2009, the Group's reported 30 September 2009 Core Tier 1 Ratio would have increased to 11.7 per cent., on a proportional consolidated basis; the Group's total RAR and Tier 1 Capital ratio would have increased to 17.0 per cent. and 15.1 per cent. respectively.

Total capital resources principally comprise shareholders' equity, minority interests and subordinated liabilities less goodwill and other intangible assets and other supervisory deductions, such as the Group's investment in insurance companies. The Group has redeemed one subordinated note of $1.0 billion between 30 September 2009 and the date of this document; this note was a dated note and was fully amortised in capital resources reported as at 30 September 2009. Changes in shareholders' equity since 30 September 2009 reflect trading results, changes in the fair values of available-for-sale investments and cash flow hedges, and exchange differences on translation of foreign operations.

As a key element of its strategic review, the Group has allocated assets and activities to the Non-Core Division totalling £220 billion at 30 September 2009, of which approximately 30 per cent. are expected to be subject to APS cover. Most assets within the Non-Core Division are expected to be run-off or disposed of over the strategic horizon. These measures will significantly lower the size of the Group's balance sheet and, particularly to the extent that assets are held outside of the APS protection, will materially reduce the associated capital requirements.

To comply with European Commission State Aid requirements, and as set out in RBS's announcement of 3 November 2009, RBS has agreed in principle to a series of restructuring measures to be implemented over a four year period. The proposals focus on a number of divestments including elements of the branch network and operating businesses. These measures will supplement strategic initiatives already announced by RBS and potentially accelerate ultimate exit from the APS scheme.

Generally, in connection with its ongoing capital management efforts, RBS from time to time considers market based and/or internal capital management opportunities to generate and further strengthen its Core Tier 1 Capital. In particular, RBS and its subsidiaries have engaged and may engage in transactions involving the sale, issuance, purchase, redemption, pledge, hypothecation or other acquisition or transfer of assets, liabilities or securities, any of which may result in changes to the Group's assets, liabilities, capital structure and capital ratios.

2.     Liquidity Management

Following a difficult first quarter of 2009, most indicators of stresses in financial markets are close to or better than before the collapse of Lehman Brothers in September 2008. Liquidity conditions in money and debt markets have improved significantly since the beginning of the second quarter of 2009. Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts. Signs of improvement in underlying macroeconomic trends also helped to sustain a recovery in debt markets.

Important developments in central bank liquidity programmes since February 2009 include:

  •
  In the UK, the Bank of England reduced interest rates to 0.5 per cent. in March, and later the same month the Bank of England initiated "quantitative easing" through its Asset Purchase Facility. Gilt purchases dominate activity to date, while direct purchases of commercial paper and corporate bonds have been relatively small. More recently the Bank of England has increased the amount of quantitative easing programme by another £25 billion to £200 billion.

  •
  In the US, the Federal Reserve has maintained its target for the funds rate at 0-0.25 per cent, while supplementing its credit-easing programmes with a new Term Asset-Backed Securities Loan Facility ("TALF") although initial take up of the TALF has been slow.

  •
  In the Euro Area, the European Central Bank ("ECB") decided in early May to hold three 1-year repo operations against its general collateral list. These were received enthusiastically in June and September, resulting in significant supply of ECB liquidity to the banking system and bringing downward pressure on short term rates.

Following the economic and financial crisis, regulators across the world have continued to review their respective liquidity regulation. In particular the FSA published its new policy statement (PS09/16) at the beginning of October 2009. The new regulation will be phased in over a number of years with the first element covering systems and controls, effective 1 December 2009 and new reporting requirements being introduced during 2010. In addition, the requirements for liquidity buffers will be introduced over a number of years recognising the position of the economic cycle and the potential for increased liquidity buffers, above the "back-stop" levels to impact the availability of credit. The Group has a programme in place to address the new FSA requirements, with the Group to continue building its liquidity reserves together with reducing the customer funding gap.

Liquidity management within RBS focuses on managing short-term and long term liquidity risk including control and monitoring, within prudent limits, of risks arising from the mismatch of maturities of assets and liabilities across the balance sheet, and risks arising from undrawn commitments and other contingent obligations. RBS manages the structure of its balance sheet with the aim of maintaining funding diversification, minimising concentration across its various deposit sources and restricting the level of reliance on total short-term wholesale sources of funds. As part of its planning process, RBS reviews regularly the forecasted structure of its balance sheet over the planning period.

	30 September 2009		30 June 2009		31 December 2008
	(£m)	(%)	(£m)	(%)	(£m)	(%)
Deposits by banks(1)	138,584	16.1	135,601	16.3	178,943	18.8
Debt securities in issue:
Commercial paper	45,508	5.3	49,270	5.9	69,891	7.3
Certificates of deposits	79,305	9.2	76,095	9.2	73,925	7.8
MTNs	112,091	13.0	104,190	12.5	94,298	9.9
Other (bonds)	12,440	1.4	4,394	0.5	14,231	1.5
Securitisations	16,869	2.0	14,761	1.8	17,113	1.8

	266,213	30.9	248,710	29.9	269,458	28.3
Subordinated debt	33,085	3.8	32,106	3.9	43,678	4.6

Total wholesale funding	437,882	50.8	416,417	50.1	492,079	51.7
Customer deposits(1)	423,769	49.2	415,267	49.9	460,318	48.3

Total	861,651	100.0	831,684	100.0	952,397	100.0

Note:

(1)
Excluding repurchase agreements and stock lending.

The funding profile shows that the funding mix has been relatively stable over the course of 2009.

The most important source of funding is customer deposits that are diversified across a large client base and geographical distribution. The risk is that confidence in RBS or competitive pressures may make it more difficult for RBS to retain customer deposits at an economic price. Customer deposits have reduced from £460,318 million at December 2008 to £423,769 million at September 2009. This reduction of £36,549 million is more than offset by a reduction in loans and advances giving rise to an overall improvement in the customer funding gap which was £231,658 million at December 2008 and £164,227 million at September 2009. RBS also uses secured funding markets to fund its balance sheet and at 30 September 2009 had £69,465 million of customer secured funding and £39,816 million of bank secured funding. Funding from banks of £138,584 million(1) and debt securities in issue of £266,213 million(2) at 30 September 2009 are the major sources of wholesale funding. Total wholesale funding of £437,882 million at 30 September 2009 is predominantly unguaranteed and as the wholesale funding markets have improved over the course of 2009 the Group is better able to manage both its short and longer term term funding requirements. The Group issued £9.2 billion of unguaranteed debt securities with a maturity greater than one year in the period from 1 January 2009 to 30 September 2009.

An important source of funding for RBS is customer deposits that are diversified across its retail, wealth and SME customer base. The Group maintains customer depositor taking activities across the geographies in which it operates to maintain access to this funding source. It is therefore critical that confidence in RBS's franchise does not deteriorate substantially for any reason. There is currently increased competition among UK banks for retail customer deposits; this has raised the cost of procuring new deposits and made it more challenging for RBS to grow its deposit base.

Debt securities in issue and subordinated liabilities

Debt issues and subordinated debt maturing less than one year is £162,427 million. RBS has well established capability in the short term debt issuance markets and is proactive in managing investors and clients to ensure that it is able to roll over its funding requirements in the next 12 months at reasonable cost and maturity.

(1)
Group before RFS Holdings minority interest.

(2)
Group before RFS Holdings minority interest.

The amount of funding with a maturity greater than 12 months has increased from £131,551 million at 30 June 2009 to £136,871 million at 30 September 2009 reflecting the increased term funding issuances over the period.

	30 September 2009
	Debt securities in issue	Sub- ordinated debt	Total		30 June 2009		31 December 2008
	(£m)	(£m)	(£m)	(%)	(£m)	(%)	(£m)	(%)
Less than one year	159,296	3,131	162,427	54.3	149,265	53.2	172,234	55.0
1–5 years	70,458	4,769	75,227	25.1	67,390	24.0	61,842	19.8
More than 5 years	36,459	25,185	61,644	20.6	64,161	22.8	79,060	25.2

Total	266,213	33,085	299,298	100.0	280,816	100.0	313,136	100.0

Additional measures to improve the structural balance sheet have focused on reducing the size of the multi-seller conduit business, down by £19.4 billion from £49.9 billion at 31 December 2008 to £30.5 billion at 30 September 2009, which relies upon funding assets through the issuance of short term asset-backed commercial paper.

As mentioned above, wholesale debt markets have been heavily impacted by the global financial crisis. However since March 2009 access to wholesale funding has been improving with RBS issuing unguaranteed term funding of £9.2 billion during the nine months ending 30 September 2009. This included 10 year issuances of £2.7 billion and for five years of £2.5 billion.

Governments and central banks have taken various actions to improve funding and liquidity within their respective banking systems through the course of the financial crisis. These include liquidity and funding support to banks, including, for example, the raising of liabilities that are guaranteed by HM Treasury, which RBS has taken advantage of. Whilst there has been improvement in financial markets in 2009 there is no certainty that this trend will continue or that these global measures will succeed in continuing to improve the funding and liquidity of the markets in which the major banks, including RBS, operate.

RBS has made use of a number of central bank schemes to assist with its funding and liquidity management. Following the collapse of Lehman Brothers in September 2008 and the severe market dislocation which followed, the Group accessed Bank of England Emergency Liquidity Assistance ("ELA") from 7 October 2008 to 16 December 2008, with peak usage of £36.6 billion on 17 October 2008. The Group repaid the ELA by 16 December 2008. Additional schemes used include the Special Liquidity Scheme ("SLS") operated by the Bank of England and selective use of ECB and US Federal Reserve schemes. The general purpose of such schemes is to allow a bank to pledge or enter into a repurchase agreement in respect of collateral for varying periods of time in exchange for funding. Whilst RBS continues to be reliant on certain government funding schemes, through 2009 with improving financial markets and initiatives to improve RBS's balance sheet, it has reduced its reliance thereon and has also seen a significant improvement in its liquidity ratios. The Group has addressed the planned phasing out of various government schemes through the five year strategic plan by targeting increased customer deposits and the reduction of assets in the Non-Core Division thus reducing reliance on wholesale markets. The Group is increasing the use of non guaranteed term issuance and in conjunction with the strategic funding plan enables the phasing out of government schemes to be effectively managed. Whilst the strategic funding plan of the Group explicitly assumes that government funding schemes close at the publicly stated dates the Group continues to access certain of these schemes. A number of the schemes to which RBS has access, assuming they are not extended, will expire over the next 53 months, including the SLS which expires in January 2012 and the Credit Guarantee Scheme which expires in April 2014. The funding plan has targets for increased customer deposits and reduced assets in Non-Core Division, which, if successful, would reduce overall reliance on wholesale funding markets.

Apart from the ability to issue liabilities directly guaranteed by government, there are other government and central bank schemes that RBS is eligible to participate in within the United Kingdom, Europe and the United States alone, in addition to similar schemes that are operated by other central banks and governments in jurisdictions in which RBS operates. The general purpose of such schemes is to allow a bank to pledge or enter into a repurchase agreement in respect of collateral for varying periods of time in exchange for funding. RBS makes use of a number of central bank schemes to assist with its funding and liquidity management. Throughout 2009 with improving financial markets and initiatives to improve RBS's balance sheet, RBS has significantly reduced its reliance on central bank funding.

RBS believes that its access to a range of governmental and non-governmental sources of liquidity, in combination with its increased capital ratios following the completion of the APS, should allow it to better absorb further write downs and unexpected changes in market conditions and will help the Group to maintain customer support and confidence, while providing the resources to support its future development.

As outlined in the Liquidity Management section of Part II of this document, there is a risk that these various support schemes may be cancelled, changed or withdrawn resulting in an adverse impact on the availability of funding. The Group has addressed the planned phasing out of various government schemes through the five year strategic plan by targeting increased customer deposits and the reduction of assets in the Non-Core Division thus reducing reliance on wholesale markets.

Further RBS has recently confirmed an agreement in principle with the European Commission regarding a State aid restructuring plan for the Bank. The in-principle agreement envisages, among other things, the sale of some of RBS's UK branches and other business units which also may impact the funding profile of the Bank.

Further disclosures about the Group's management of capital resources and liquidity are set out on pages 73 and 78–144 of the Annual Report and Accounts and pages 83 to 86 of the Interim Management Statement for the nine months ending 30 September 2009.

As discussed above, the global markets for short and medium term sources of funding on which banks rely to support their business activities remain constrained as a result of which support by HM Treasury and the Bank of England to directly supplement existing sources of funding and create the environment for an improvement in the availability of other traditional sources of funding remains necessary. Due to dislocation and the uncertainty surrounding the implementation of new government schemes, the UK Listing Authority has agreed that a statement regarding the adequacy of working capital for at least the next 12 months should not be required in this document. There is, therefore, no working capital statement in this document.

PART III

UNAUDITED PRO FORMA FINANCIAL INFORMATION

PART A UNAUDITED PRO FORMA FINANCIAL INFORMATION

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the "pro forma financial information") comprises the unaudited pro forma condensed consolidated income statement for the year ended 31 December 2008 and the six months ended 30 June 2009 (the "pro forma income statements"), the unaudited pro forma condensed consolidated balance sheet as at 30 June 2009 (the "pro forma balance sheet") and the unaudited pro forma proportional regulatory capital ratios on a proportional consolidated basis (the "pro forma regulatory capital ratios") as at 30 June 2009 and 30 September 2009. The pro forma financial information is being provided to give a better understanding of how the results of operations and financial position of RBS might have been affected had the Scheme come into effect and the issue of B shares occurred, on:

  •
  1 January 2008 in respect of the pro forma income statement for the year ended 31 December 2008

  •
  1 January 2009 in respect of the pro forma income statement for the six months ended 30 June 2009

  •
  30 June 2009 in respect of the pro forma balance sheet and pro forma regulatory capital ratios at 30 June 2009

  •
  30 September 2009 in respect of the pro forma regulatory capital ratios at 30 September 2009

The pro forma financial information has been prepared solely for illustrative purposes. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the actual results of operations or financial position of RBS nor is it necessarily indicative of the results of operations or financial position that may or may be expected to be achieved in the future.

A key feature of the Scheme is that it mitigates credit losses on Covered Assets that exceed the first loss threshold, as defined in the Scheme terms and conditions. The effect of this mitigation is not illustrated in the pro forma financial information as credit losses in the periods covered by the pro forma financial information did not exceed the first loss threshold.

The Covered Assets will be protected by a credit derivative. The fair value of the credit derivative is expected to be equal to its transaction value on execution and no profit or loss will be recorded on initial recognition; subsequent changes in the fair value of the credit derivative will be recorded in profit or loss. For the purposes of the pro forma income statements for the year ended 31 December 2008 and six months ended 30 June 2009 it has been assumed that the fair value of the credit derivative is equal to the fair value of the consideration given.

Pro forma income statement for the year ended 31 December 2008

	RBS(1)	B share issuance(2)	Discount unwind on B Share issue and contingent subscription fees(3)	Pro forma RBS
	(£m)	(£m)	(£m)	(£m)
Net interest income	18,675	1,137	(58)	19,754

Net fee and commission income	7,445	—	—	7,445
Loss from trading activities	(8,477)			(8,477)
Other operating income	8,225	—	—	8,225

Non-interest income	7,193	—	—	7,193

Total income	25,868	1,137	(58)	26,947
Operating expenses	(54,202)	—	—	(54,202)

(Loss)/profit before other operating charges and impairment losses	(28,334)	1,137	(58)	(27,255)
Insurance net claims	(4,430)	—	—	(4,430)
Impairment losses	(8,072)	—	—	(8,072)

Operating loss before tax	(40,836)	1,137	(58)	(39,757)
Tax	2,323	(324)	17	(2,016)

Loss from continuing operations	(38,513)	813	(41)	(37,741)
Profit from discontinued operations, net of tax	3,971	—	—	3,971

(Loss)/profit for the year	(34,542)	813	(41)	(33,770)

(Loss)/profit attributable to:
Minority interests	(10,832)	—	—	(10,832)
Other owners	596	—	—	596
Ordinary shareholders	(24,306)	813	(41)	(23,534)

	(34,542)	813	(41)	(33,770)

Per 25p ordinary share:
Basic loss from continuing operations	(146.2p )			(141.6p )
Diluted loss from continuing operations	(146.2p )			(141.6p )
Basic loss from discontinued operations	(0.5p )			(0.5p )
Diluted loss from discontinued operations	(0.5p )			(0.5p )

Notes:

(1)
The financial information for RBS for the year ended 31 December 2008 includes the results of operations of the Group to that date only. This information has been extracted from RBS's 2008 Annual Report and Accounts, as updated by the unaudited Interim Results relating to the implementation of Vesting Conditions and Cancellation amendments to IFRS 2 `Share-based payments', as required by IFRS, without adjustment.

(2)
The pro forma effect of £25.5 billion of B share issuance comprises interest accrued of:

(a)
£682 million on cash component of £15.5 billion, at an interest rate of 4.4%, being the 5 year gilt rate in January 2008

(b)
£152 million on 1 month LIBOR Treasury bills of £3.5 billion at an interest rate of 5.31%, changing to 5 year gilt rate of 4.24% after one month

(c)
£150 million on 3 month LIBOR Treasury bills of £3.5 billion at an interest rate of 5.17%, changing to 5 year gilt rate of 4.01% after three months

(d)
£153 million on 6 month LIBOR Treasury bills of £3.0 billion at an interest rate of 5.02%, changing to 5 year gilt rate of 5.16% after six months

  The total effect of the above has been tax effected at a rate of 28.5%, the effective UK corporation tax rate in 2008.

(3)
The liability to pay the annual fees in consideration for the issue of B shares and the contingent subscription (as described on page 77) is recorded at the present value of all future cash flows discounted at a discount rate of 5.1%. The unwind of the discount is recognised in the income statement.

(4)
The Covered Assets will be protected by a credit derivative. The fair value of the credit derivative is expected to be equal to its transaction value on execution and no profit or loss will be recorded on initial recognition. For the purposes of the pro forma income statement for the year ended 31 December 2008 it has been assumed that the fair value of the credit derivative is equal to the fair value of the consideration given.

(5)
Dividends are payable on the B Shares at the discretion of the Directors of RBS and will be recognised when declared. Dividends are not reflected in the pro forma income statement above.

Pro forma income statement for the six months ended 30 June 2009

	RBS(1)	B share issuance(2)	Discount unwind on B Share issue and contingent subscription fees(3)	Pro forma RBS
	(£m)	(£m)	(£m)	(£m)
Net interest income	8,374	278	(19)	8,633

Net fee and commission income	3,648	—	—	3,648
Income from trading activities	1,994	—	—	1,994
Gain on redemption of own debt	3,790	—	—	3,790
Other operating income	4,035	—	—	4,035

Non-interest income	13,467	—	—	13,467

Total income	21,841	278	(19)	22,100
Operating expenses	(11,891)	—	—	(11,891)

Profit/(loss) before other operating charges and impairment losses	9,950	278	(19)	10,209
Insurance net claims	(2,134)	—	—	(2,134)
Impairment losses	(8,060)	—	—	(8,060)

Operating (loss)/profit before tax	(244)	278	(19)	15
Tax	441	(78)	5	368

Profit/(loss) from continuing operations	197	200	(14)	383
Loss from discontinued operations, net of tax	(62)			(62)

Profit/(loss) for the year	135	200	(14)	321

(Loss)/profit attributable to:
Minority interests	631	—	—	631
Other owners	546	—	—	546
Ordinary shareholders	(1,042)	200	(14)	(856)

	135	200	(14)	321

Per 25p ordinary share:
Basic loss from continuing operations	(2.1p )			(1.7p )
Diluted loss from continuing operations	(2.1p )			(1.7p )
Basic loss from discontinued operations	(0.1p )			(0.1p )
Diluted loss from discontinued operations	(0.1p )			(0.1p )

Notes:

(1)
The financial information of RBS for the six months ended 30 June 2009 includes the results of operations of the Group to that date only. This information has been extracted from the unaudited Interim Results, as updated by Appendix 5 of the Interim Management Statement relating to reclassification between net interest income and non interest income, without adjustment.

(2)
The pro forma effect of £25.5 billion of B share issuance comprises interest accrued of:

(a)
£188 million on cash component of £15.5 billion, at an interest rate of 2.43%, being the 5 year gilt rate in 2009

(b)
£46 million on 1 month LIBOR Treasury bills of £3.5 billion at an interest rate of 1.43%, changing to 5 year gilt rate of 2.85% after one month

(c)
£30 million on 3 month LIBOR Treasury bills of £3.5 billion at an interest rate of 1.11%, changing to 5 year gilt rate of 2.29% after three months

(d)
£14 million on 6 month LIBOR Treasury bills of £3.0 billion at an interest rate of 0.95%

  The total effect of the above has been tax effected at a rate of 28%, the UK corporation tax rate in 2009.

(3)
The liability to pay the annual fees in consideration for the issue of B shares and the contingent subscription (as described on page 77) is recorded at the present value of all future cash flows discounted at a discount rate of 3.1%. The unwind of the discount is recognised in the income statement.

(4)
The Covered Assets will be protected by a credit derivative. The fair value of the credit derivative is expected to be equal to its transaction value on execution and no profit or loss will be recorded on initial recognition. For the purposes of the pro forma income statement for the six months ended 30 June 2009 it has been assumed that the fair value of the credit derivative is equal to the fair value of the consideration given.

(5)
Dividends are payable on the B Shares at the discretion of the Directors of RBS and will be recognised when declared. Dividends are not reflected in the pro forma income statement above.

Pro forma balance sheet as at 30 June 2009

	RBS(1)	Issue of B shares(2)		B Share issue and contingent subscription fees(3)		Pro forma RBS
	(£m)	(£m)		(£m)		(£m)
Assets
Cash and balances at central banks	39,946	—		—		39,946
Loans and advances to banks	95,406	15,479	2a	—		110,885
Loans and advances to customers	769,774	—		—		769,774
Debt securities and equity shares	261,669	10,000	2b	—		271,669
Derivatives	557,284	—		—		557,284
Deferred taxation	8,392	—		—		8,392
Other assets	86,452	—		—		86,452

Total assets	1,818,923	25,479		—		1,844,402

Liabilities
Deposits by banks	170,994	—		—		170,994
Customer accounts	615,689	—		—		615,689
Debt securities in issue	274,180	—		—		274,180
Settlement balances and short positions	60,287	—		—		60,287
Derivatives	537,064	—		—		537,064
Subordinated liabilities	35,703	—		—		35,703
Other liabilities	52,914	—		1,489	3a	54,403

Total liabilities	1,746,831	—		1,489		1,748,320

Minority interests	16,426	—		—		16,426
Equity owners	55,666	25,479	2c	(1,489	)3b	79,656

Total equity	72,092	25,479		(1,489)		96,082

Total liabilities and equity	1,818,923	25,479		—		1,844,402

Notes:

(1)
The financial information of RBS as at 30 June 2009 includes the results of operations of the Group to that date only. This information has been extracted from the unaudited Interim Results without adjustment.

(2)
The net proceeds of the B share and Dividend Access Share issuance comprises:

(a)
cash received of £15.5 billion, net of estimated expenses in connection with the B share issuance of approximately £21 million

(b)
treasury bills issued by HM Treasury of £3.5 billion 1 month LIBOR securities; £3.5 billion 3 month LIBOR securities and £3 billion of 6 month LIBOR securities; and

(c)
net proceeds of the B share issuance on the basis that RBS issues 51 billion B shares of one pence each and one Dividend Access Share of one pence for an aggregate issue price of £25.5 billion net of estimated expenses in connection with the issuance of approximately £21 million.

(3)
The annual fees payable in consideration for the issue of B shares and the contingent subscription (as described on page 77) give rise to:

(a)
a liability for the annual fees which is recorded at the present value using a discount rate of 3.7%. The unwind of the discount is recognised in the income statement

(b)
corresponding entry to equity.

(4)
The Covered Assets will be protected by a credit derivative. The fair value of the credit derivative is expected to be equal to its transaction value on execution and no profit or loss will be recorded on initial recognition. Consequently there is no effect on the pro forma balance sheet.

Pro forma regulatory capital ratios at 30 September 2009 and 30 June 2009

The risk weighted asset component of regulatory capital ratios are derived from systems used for internal management reporting purposes and are a regulatory rather than an accounting measure of assets. Accordingly risk weighted assets are not subject to RBS's accounting policies. The pro forma regulatory capital ratios assume all proceeds received are held in cash and treasury bills and have a nil risk weighting.

30 September 2009	RWAs	Core tier 1 capital	Core tier 1 capital ratio	Tier 1 capital	Tier 1 capital ratio	Total capital	Total capital ratio
	(£bn)	(£bn)	(%)	(£bn)	(%)	(£bn)	(%)
As reported	594.7	33.0	5.5%	47.6	8.0%	62.1	10.4%
Pro forma effects:
B share issuance		25.5		25.5		25.5
Less
B share issue and contingent subscription fees		(1.5)		(1.5)		(1.5)
Capital requirements at 8%		(13.2)
APS coverage benefit at 4%		6.6

Net (BiPru 9) deduction		(6.6)		(6.6)		(6.6)
Tier 2 deduction						(6.6)
RWA relief	(165.5)

	429.2	50.4	11.7%	65.0	15.1%	72.9	17.0%

30 June 2009	RWAs	Core tier 1 capital	Core tier 1 capital ratio	Tier 1 capital	Tier 1 capital ratio	Total capital	Total capital ratio
	(£bn)	(£bn)	(%)	(£bn)	(%)	(£bn)	(%)
As reported	547.3	35.2	6.4%	49.4	9.0%	64.0	11.7%
Pro forma effects:
B share issuance		25.5		25.5		25.5
Less
B share issue and contingent subscription fees		(1.5)		(1.5)		(1.5)
Capital requirements at 8%		(11.2)
APS coverage benefit at 4%		5.6

Net (BiPru 9) deduction		(5.6)		(5.6)		(5.6)
Tier 2 deduction						(5.6)
RWA relief	(140.7)

	406.6	53.6	13.2%	67.8	16.7%	76.8	18.9%

PART B REPORT ON THE GROUP'S UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Board of Directors
on behalf of The Royal Bank of Scotland Group plc
36 St Andrew Square
Edinburgh
EH2 2YB

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Morgan Stanley & Co. International plc
25 Cabot Square
London E14 4QA

27 November 2009

Dear Sirs,

The Royal Bank of Scotland Group plc (the "Company")

We report on the unaudited pro forma financial information of the Company set out in Section III, Part A of the Class 1 circular dated 27 November 2009 in relation to the proposed issue of B Shares in the Company and its participation in the UK Asset Protection Scheme (the "Transaction") (the "Investment Circular"), which has been prepared on the basis described therein (the "Pro forma financial information"). The Pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the Transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 31 December 2008 and six months ended 30 June 2009 and the regulatory capital ratios at 30 June 2009 and 30 September 2009. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") as applied by Listing Rule 13.3.3R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R. It is our responsibility to form an opinion in accordance with Annex I item 20.2 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders as a result of the inclusion of this report in the Investment Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Investment Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinions

In our opinion:

(a)
the Pro forma financial information has been properly compiled on the basis stated; and

(b)
such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte LLP
Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ('DTT'), a Swiss Verein, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTT and its member firms.

PART IV

ADDITIONAL INFORMATION

1      Responsibility

The Company and the Directors, whose names are set out in paragraph 3 of this Part IV under the heading "Directors", accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2      Incorporation and registered office

RBS was incorporated and registered in Scotland on 25 March 1968 under the Companies Act 1948 to 1967 as a private limited company under the name National and Commercial Banking Group Limited. On 3 September 1979, it changed its name to The Royal Bank of Scotland Group Limited. On 10 March 1982, it changed its name to its present name and was registered under the Companies Act 1948 to 1980 as a public company with limited liability. The Company is registered under company number SC045551.

The Company is domiciled in the United Kingdom. Its head office is at RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ and its registered office is at 36 St. Andrew Square, Edinburgh EH2 2YB (Tel. No. 0131 556 8555 or, if dialling from outside the United Kingdom, +44 131 556 8555).

The principal laws and legislation under which the Company operates, and under which the Ordinary Shares have been created, are the Companies Act and regulations made thereunder.

3      Directors

The names and respective positions of the Directors are set out below:

Directors
Philip Hampton	Chairman
Stephen Hester	Group Chief Executive
Gordon Pell	Deputy Chief Executive
Bruce Van Saun	Group Finance Director
Colin Buchan(1)	Non-Executive Director
Sir Sandy Crombie(1)	Non-Executive Director
Archie Hunter(1)	Non-Executive Director
Joe MacHale(1)	Non-Executive Director
John McFarlane(1)	Non-Executive Director
Arthur "Art" Ryan(1)	Non-Executive Director
Philip Scott(1)	Non-Executive Director

Note:

(1)
Denotes Independent Non-Executive Director.

Penny Hughes has been appointed, subject to regulatory approval, as an Independent Non-Executive Director with effect from 1 January 2010.

4      Directors' interests

Save as set out in paragraphs 4.1 and 4.2 below, no Director has any interests (beneficial or non-beneficial) in the share capital of the Company or any of its subsidiaries.

4.1  Directors' shareholdings

As at 24 November 2009 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors (as well as their immediate families) in the share capital of RBS or (so far as is known or could with reasonable due diligence be ascertained by the relevant Director) interests of a person connected (within the meaning of Section 252 of the Companies Act) with a Director and the existence of which was known to or could, with reasonable diligence, be ascertained by the Directors as at 24 November 2009 are as follows:

Executive Directors

	As at 24 November 2009
	Number of Existing Shares	Percentage of issued share capital
Stephen Hester	2,167,419	0.00385
Gordon Pell	611,927	0.00109
Bruce Van Saun	0	0

Chairman

	As at 24 November 2009
	Number of Existing Shares	Percentage of issued share capital
Philip Hampton	276,312	0.00049

Non-Executive Directors

	As at 24 November 2009
	Number of Existing Shares	Percentage of issued share capital
Colin Buchan	157,515	0.00028
Sir Sandy Crombie	0	0
Archie Hunter	41,344	0.00007
Joe MacHale	284,317	0.00050
John McFarlane	50,000	0.00009
Arthur "Art" Ryan	50,000	0.00009
Philip Scott(2)	500,000	0.0009

Note:

(1)
Details of the options and awards over Shares held by the Directors are set out in paragraph 4.2 below. They are not included in the interests of the Directors shown in the table above.

4.2  Directors' options and awards

As at 24 November 2009 (being the latest practicable date prior to the publication of this document), the Directors held options and awards to subscribe for Shares, or were allocated Shares under the RBS Employee Share Plans which may be satisfied by a subscription of Shares, as detailed in the table below. The number of options and the related option price have been adjusted to reflect the Rights Issue and Capitalisation Issue during 2008.

Executive Directors

Name	Share plan	Date of grant	Number of Shares	Option price	Market price at date of award	Vested/ Unvested	Exercise period
				(£)	(£)
Stephen Hester	Restricted Stock Award	21-Nov-08	5,506,987	—	0.48	Unvested	21.11.08– 29.05.11
	Restricted Stock Award	21-Nov-08	1,221,374	—	0.48	Unvested	21.11.09– 21.11.11
	Executive Share Option Plan	22-Jun-09	9,550,000	0.372000	—	Unvested	22.06.12– 21.06.19

	Overall Total		16,278,361

Name	Share plan	Date of grant	Number of Shares	Option price	Market price at date of award	Vested/ Unvested	Exercise period
				(£)	(£)
Gordon Pell	Executive Share Option Scheme	14-Aug-01	104,252	4.795402	—	Vested	14.08.04– 13.08.11
	Executive Share Option Scheme	14-Mar-02	98,879	5.074529	—	Vested	14.03.05– 13.03.12
	Executive Share Option Scheme	13-Mar-03	178,412	3.452801	—	Vested	13.03.06– 12.03.13
	Executive Share Option Scheme	11-Mar-04	169,158	4.840062	—	Vested	11.03.07– 10.03.14
	Executive Share Option Scheme	10-Mar-05	181,304	4.826105	—	Vested	10.03.08– 09.03.15
	Executive Share Option Plan	16-Aug-07	310,364	4.697707	—	Unvested	16.08.10– 15.08.17
	Executive Share Option Plan	06-Mar-08	640,871	2.972702	—	Unvested	06.03.11– 05.03.18

	Overall Total		1,683,240

Name	Share plan	Date of grant	Number of Shares	Option price	Market price at date of award	Vested/ Unvested		Exercise period
				(£)	(£)
Bruce Van Saun	Executive Share Option Plan	08-Sep-09	905,306	0.567	—	Unvested		08.09.12– 07.09.19
	Medium-term Performance Plan	08-Sep-09	1,810,611	—	0.567	Unvested	*	—

	Overall Total		2,715,917

Chairman

Name	Share plan	Date of grant	Number of Shares	Option price	Market price at date of award	Vested/ Unvested	Exercise period
				(£)	(£)
Philip Hampton	Restricted Stock Award	27 Feb 09	5,172,413	—	0.29	Unvested	27.02.12

	Overall Total		5,172,413

Note:

*
Contingent awards under the Medium-term Performance Plan will vest at the end of the performance period.

5      Remuneration details, Directors' service contracts and letters of appointment

5.1  UK-based Directors

Annual incentives

No annual incentive was awarded to any Executive Director in relation to 2008 performance.

UK-based Executive Directors have an on-target annual incentive opportunity of 133 per cent. of salary, with a maximum opportunity of 200 per cent. of salary.

Any annual incentive payments earned in 2009 will be deferred. The Remuneration Committee will reserve the right to review performance prior to each element of any deferred incentive vesting and to reduce the proportion that vests if there is cause to do so (most importantly, if there is evidence that the financial performance for 2009 was materially inaccurate or there is a material loss or reputational damage as a result of activity during the deferral period, or if the conduct, capability or performance of the individual merits it).

Any incentive payments in 2009 will reflect performance across five performance categories: Strategic Direction, Business Delivery and Financial Performance, Stakeholders, Risk, Efficiency and Control and People Management. Group business unit and functional performance will be considered as appropriate.

5.2  Severance provisions

Except as noted below, in the event of severance of contract where any contractual notice period is not worked, the employing company may pay a sum to the Executive Director in lieu of this period of notice. The maximum payment that could be made to each Executive Director is set out below:

Name	Maximum payment
Stephen Hester	£3,242,000
Gordon Pell	£907,000
Bruce Van Saun	£725,000

In the event of situations involving breach of the employing company's policies resulting in dismissal, reduced or no payments may be made to the Executive Director. Depending on the circumstances of the termination of employment, the Executive Director may be entitled, or the Remuneration Committee may exercise its discretion to allow, the Executive Director to exercise outstanding awards under long-term incentive arrangements subject to the rules of the relevant plan.

In the event that Stephen Hester's employment is terminated by the Company, (other than by reason of his personal under-performance), the following will apply: first, Mr Hester will be entitled to receive a payment in lieu of notice to the value of base salary, bonus and benefits (including pension contributions), secondly, any share awards granted to him to replace bonus and share awards he forfeited on leaving The British Land Company PLC will vest immediately on such termination. If Mr Hester's employment is terminated by reason of his personal under-performance, the Company is entitled to terminate by giving written notice with immediate effect and without making any payment in lieu of notice, and Mr Hester will forfeit any unvested stock awards. If Mr Hester voluntarily resigns and the Company does not require him to work out his notice period, Mr Hester may receive a payment in lieu of notice based on salary only (i.e. not bonus or benefits) and he will also forfeit any unvested stock awards.

In the event that Gordon Pell's employment is terminated by notice, any payment in lieu of notice will be based on salary only (i.e. not bonus or benefits).

Gordon Pell is a member of The Royal Bank of Scotland Group Pension Fund (the "RBS Fund") and is contractually entitled to receive all pension benefits in accordance with its terms which apply to all members. The RBS Fund rules allow all members, including Executive Directors, who retire early at the request of their employer to receive a pension based on accrued service with no discount applied for early retirement. Gordon Pell attains his normal pension age of 60 according to the rules of the RBS Fund in early 2010 and from that date no discount would apply on payment of his pension.

In the event Mr Van Saun's employment is terminated by reason of his personal under-performance, the Company is entitled to terminate by giving written notice with immediate effect and without making any payment in lieu of notice. Any payment in lieu of notice that may be made to Mr Van Saun may be based on salary only (i.e. not bonus or benefits).

The Company has agreed that, provided certain conditions are met, on leaving employment, Mr Van Saun will not forfeit awards under the rules of the Deferral Plan, the Medium-term Performance Plan and the Executive Share Option Plan.

5.3  Directors' service contracts and letters of appointment

Details of the Executive Directors' notice periods under their service contracts are set out below:

Name	Date of current contract employing company	Notice period— from company	Notice period— from executive
Stephen Hester	4 November 2008 (RBS plc)	12 months	12 months
Gordon Pell	20 February 2006 (RBS plc)	12 months	6 months
Bruce Van Saun	31 July 2009 (RBS plc)	12 months	12 months

Note:

The Non-Executive Directors do not have service contracts or notice periods, although they each have letters of engagement reflecting their responsibilities and commitments. Under the Articles of Association, all Directors must seek election or re-election by Shareholders at least every three years. The dates in the table below reflect the latest date for re-election. No compensation would be paid to any Non-Executive Director (other than the Chairman) in the event of termination.

The original date of appointment as a Director of the Company and the latest date for the next election or re-election are as follows:

	Date first appointed	Latest date for election or next re-election
Philip Hampton(1)	19 January 2009	2012
Bruce Van Saun	1 October 2009	2010
Colin Buchan	1 June 2002	2011
Sir Sandy Crombie	1 June 2009	2010
Archie Hunter	1 September 2004	2010
Joe MacHale	1 September 2004	2010
John McFarlane	1 October 2008	2012
Arthur "Art" Ryan	1 October 2008	2012
Philip Scott(2)	1 November 2009	2010

Notes:

(1)
The Chairman, Philip Hampton, is entitled to receive a cash payment in lieu of notice if his appointment is terminated as a result of the Group's majority shareholders seeking to effect the termination of his appointment. In that case, the applicable notice period will be 24 months reducing by one day during the first year of Philip Hampton's appointment, so that by 3 February 2010, the applicable notice period is 12 months. In the event that the Company terminates Philip Hampton's appointment without good reason, or his re-election is not approved by shareholders in General Meeting resulting in the termination of his appointment, he will be entitled to receive a cash payment in lieu of notice of 12 months' fees.

(2)
Philip Scott's appointment received regulatory approval on 23 November 2009.

6      Significant shareholdings

As at 24 November 2009 (being the latest practicable date prior to the publication of this document), the Company had been notified of or was otherwise aware of the following Shareholders who were directly or indirectly interested in 3 per cent. or more of the issued Ordinary Shares:

	As at 24 November 2009
	Ordinary Shares	Percentage of issued share capital
Solicitor for the Affairs of Her Majesty's Treasury as Nominee for Her Majesty's Treasury	39,644,835,194	70.3

Save as disclosed in this paragraph 6, RBS is not aware of any person who, as at 24 November 2009 (being the latest practicable date prior to the publication of this document), directly or indirectly, has a holding which exceeds the threshold of 3 per cent. or more of the total voting rights attaching to its issued share capital.

Save as disclosed in this paragraph 6, RBS is not aware of any persons who, as at 24 November 2009 (being the latest practicable date prior to the publication of this document), directly or indirectly, jointly or severally, exercise or could exercise control over RBS nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

None of the Shareholders referred to in this paragraph 6 has different voting rights from any other holder of Shares in respect of any Shares held by them.

7      Litigation

As a participant in the financial services industry, the Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, RBS and other members of the Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out below in this section—"Litigation", so far as RBS is aware, neither RBS nor any member of the Group is or has been engaged in nor has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the Group's financial position or profitability.

United Kingdom

In common with other banks in the United Kingdom, RBS plc and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the "Charges") as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the "Regulations") or being unenforceable penalties (or both).

On 27 July 2007, the Office of Fair Trading ("OFT") issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service ("FOS") decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks' contractual terms relating to the Charges in force in early 2008 (the "Current Terms"). The judgment held that while the Current Terms used by RBS plc and NatWest are not unenforceable as penalties, they are not exempt from assessment for fairness under the Regulations.

RBS (in common with the other banks) has accepted that the ruling in the April 2008 judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the RBS plc and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the "Historic Terms"). The High Court made an order to this effect in October 2008.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of RBS plc's and most of NatWest's Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. RBS has not appealed that decision.

RBS and the other banks appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal took place before the Court of Appeal in October and November 2008. The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeal. The House of Lords (now the Supreme Court) granted RBS and the other banks leave to appeal the Court of Appeal's decision. This appeal took place in June 2009 and the Supreme Court handed down its judgment on 25 November 2009. It held that, in so far as the Current Terms and the Historic Terms giving rise to the Charges are in plain intelligible language, the amount of the Charges cannot be assessed for fairness under the Regulations. On 25 November 2009, following the Supreme Court's judgment, the FSA announced that the waiver of the customer complaints-handling process had lapsed. RBS will now consider with the OFT and the FSA the effect of this judgment.

The issues relating to the legal status and enforceability of the Charges are complex. RBS maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. RBS cannot at this stage predict with any certainty the final outcome of the customer claims and complaints. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

United States

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements; they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group's position. In light of these developments, the Group does not expect that these claims will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

RBS and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and SEC rule 10b-5.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on the Group's financial position or profitability in any particular period.

8      Investigations

The Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group, its business, reputation, results of operations or the price of securities issued by it.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have an adverse impact on the Group's businesses and earnings.

European Union

In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF") arrangement for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the Group has intervened in the appeal proceedings. In April 2009 MasterCard agreed a level of cross-border MIF with the European Commission and, as a result, the European Commission has advised it will no longer investigate this issue (although MasterCard is continuing with its appeal). Visa's MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross-border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. There is no deadline for the closure of the inquiry.

United Kingdom

In the United Kingdom, in September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance ("PPI"). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers. The CC therefore announced its intention to impose by order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays subsequently appealed certain CC findings to the Competition Appeal Tribunal (the "CAT"). On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intends to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the FOS and many of these are being upheld by the FOS against the banks.

In September 2009, the FSA issued a consultation paper on guidance on the fair assessment of PPI mis-selling complaints and, where necessary, the provision of an appropriate level of redress. The consultation also covers rules requiring firms to re-assess (against the new guidance) all PPI mis-selling complaints received and rejected since 14 January 2005. A policy statement containing final guidance and rules is expected by the end of December 2009, for implementation in January 2010. The consultation currently indicates that the FSA will be requiring firms to have completed their review of past complaints within 12 months of the date the new rules are implemented. Separately, discussions continue between the FSA and RBS in respect of concerns expressed by the FSA over certain categories of historic PPI sales.

The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the CAT in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group's business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the United Kingdom and a formal investigation into the fairness of bank current account charges.

On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT then began a process of consultation with the banking industry, consumer groups and interested parties on its report.

On 7 October 2009, the OFT published a report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

The OFT's investigation into the fairness of bank current account charges is ongoing. On 12 August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to the Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue. The OFT has advised it will make further comments on the complexity of unarranged overdrafts after the judgment from the Supreme Court regarding the test case, referred to in section 7 above, has been handed down. The judgment of the Supreme Court was handed down on 25 November 2009.

Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT's market study or investigation upon it, if any. However, RBS is cooperating fully with the OFT to achieve resolution of the matters under investigation.

On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1 March 2007, the Group adopted a policy of charging all customers the fee applicable at the time that the customers took out the mortgage or, if later, varied their mortgage. The Group believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

In April 2009 the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. The Group and its subsidiaries are cooperating fully with this review and investigation.

In November 2009, the FSA informed the Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of the Group's UK subsidiaries relating to compliance with UK money laundering regulations during the period from December 2007 to December 2008. The Group and its subsidiaries are cooperating fully with this investigation.

United States

In connection with a previously disclosed investigation of ABN AMRO's New York Branch by US regulatory authorities, ABN AMRO and members of ABN AMRO's management continue to provide information to the United States Department of Justice relating to ABN AMRO's dollar clearing activities, United States Department of Treasury compliance procedures and other Bank Secrecy Act of 1970 compliance matters. Although no written agreement has yet been reached and negotiations are ongoing, ABN AMRO has reached an agreement in principle with the United States Department of

Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue cooperating in the United States' ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of US$500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. RBS Securities Inc. and ABN AMRO have received requests from the Massachusetts Attorney General and the New York Attorney General requesting information regarding sub-prime loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS and its subsidiaries are cooperating with these various investigations and requests.

In addition to the above, RBS Group and certain subsidiaries have received requests for information from various United States governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBS and its subsidiaries are cooperating with these various requests for information and investigations.

9      Material contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the RBS Group: (a) within the two years immediately preceding the date of this document which are, or may be, material to the RBS Group; or (b) at any time and contain obligations or entitlements which are, or may be, material to the RBS Group as at the date of this document:

9.1  CSA

On 28 May 2007, Fortis, RBS, Santander and RFS Holdings entered into the CSA. Fortis Bank Nederland acceded to the CSA on 26 July 2007. On 3 October 2008, the Dutch State acquired Fortis Bank Nederland. On 24 December 2008 the Dutch State acceded to the CSA following its acquisition of the shares held by Fortis Bank Nederland in RFS Holdings pursuant to a Deed of Accession entered into between RFS Holdings, RBS, Fortis Bank Nederland, Santander and the Dutch State. The CSA governs the relationships amongst the parties thereto in relation to the acquisition by RFS Holdings of ABN AMRO. The CSA details, inter alia, the funding of RFS Holdings in connection with the acquisition of ABN AMRO, the equity interests in RFS Holdings, the governance of RFS Holdings both before and after the acquisition of ABN AMRO, the arrangements for the transfer of certain ABN AMRO businesses, assets and liabilities to the Dutch State (previously Fortis Bank Nederland), RBS and Santander post-acquisition of ABN AMRO, further funding obligations of the Dutch State (previously Fortis Bank Nederland), RBS and Santander after the acquisition of ABN AMRO where funding is required by regulatory authorities in connection with the ABN AMRO businesses, the allocation of Core Tier 1 Capital and the allocation of taxes and conduct of tax affairs.

9.2  Underwriting agreement

On 22 April 2008, RBS, Goldman Sachs International, Merrill Lynch International, UBS and RBS plc entered into an underwriting agreement, pursuant to which Merrill Lynch International, Goldman Sachs International and UBS agreed to procure subscribers for, or failing which themselves to subscribe for,

Ordinary Shares not taken up under the Rights Issue, in each case at the relevant issue price. Pursuant to the underwriting agreement, RBS agreed to pay certain fees and expenses to Merrill Lynch International, Goldman Sachs International and UBS in consideration for their underwriting commitment. RBS gave certain representations and warranties and indemnities to those persons defined as underwriters in the Underwriting Agreement. The liabilities of RBS were uncapped as to time and amount.

9.3  Sale of Angel Trains

On 6 August 2008, RBS completed the sale of Angel Trains Group to a consortium advised by Babcock & Brown for an enterprise value of £3.6 billion.

9.4  Sale of Tesco Personal Finance

On 28 July 2008, RBS announced that it had agreed to sell its 50 per cent. shareholding in Tesco Personal Finance to its joint venture partner Tesco plc for a cash consideration of £950 million, subject to transaction adjustments. As part of this transaction, RBS agreed to continue to provide certain commercial services to Tesco Personal Finance post-completion. The sale completed on 19 December 2008.

9.5  First Placing and Open Offer Agreement

Pursuant to a placing and open offer agreement effective as of 13 October 2008 entered into between RBS, UBS, Merrill Lynch International and HM Treasury, (i) RBS agreed to invite Qualifying Shareholders to apply to acquire new shares at the issue price of 65.5 pence by way of the First Open Offer, (ii) UBS and Merrill Lynch International were appointed as joint sponsors, joint bookrunners and joint placing agents and agreed to use reasonable endeavours to procure placees to acquire the new shares at not less than the issue price of 65.5 pence on such terms as agreed by HM Treasury on the basis that the new shares placed were subject to clawback to the extent they were taken up under the First Open Offer and (iii) HM Treasury agreed that, to the extent not placed or taken up under the First Open Offer and subject to the terms and conditions set out in the First Placing and Open Offer Agreement, HM Treasury would acquire such new shares itself at the issue price of 65.5 pence.

In consideration of its services under the First Placing and Open Offer Agreement, HM Treasury was paid (i) a commission of 0.5 per cent. of the aggregate value of the new shares at the issue price of 65.5 pence per new share payable on Admission (as defined in the First Placing and Open Offer Agreement) and the second Business Day after the day on which the First Placing and Open Offer Agreement terminated and (ii) a further commission of 1 per cent. of the aggregate value of the new shares acquired by placees (including HM Treasury) at the issue price of 65.5 pence per new Share payable on Admission (as defined in the First Placing and Open Offer Agreement). RBS paid all legal and other costs and expenses of HM Treasury, those of UBS and Merrill Lynch International properly incurred and the costs and expenses of HM Treasury's financial advisers incurred in connection with the First Placing and Open Offer and the Preference Share Issue.

RBS also bore all costs and expenses relating to the First Placing and Open Offer and the Preference Share Issue, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of the First Placing and Open Offer prospectus and all other documents connected with the First Placing and Open Offer and the Preference Share Issue, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange and Euronext.

RBS gave certain undertakings to HM Treasury in relation to such matters as mortgage lending, lending to SMEs and Board remuneration. These undertakings were aimed at ensuring that any State aid involved in the potential acquisition of new shares and RBS's potential participation in the Credit Guarantee Scheme to be promoted by HM Treasury as part of its support for the UK banking industry was compatible with the common market under EU law. These constraints will cease to apply when, broadly, it is determined that RBS is no longer in receipt of State aid.

The undertakings RBS gave to HM Treasury included the following:

(i)
no bonus would be awarded to any Director for 2008 and any bonuses earned by Directors in respect of 2009 will be paid in restricted shares, remuneration will seek to reward long term value creation and not encourage excessive risk taking (short term indicators will be taken into account only where fully consistent with long term value creation and not encouraging excessive risk taking) and Directors who are dismissed will receive a severance package which is reasonable and perceived as fair;

(ii)
to work with HM Treasury on the appointment of up to three new independent Non-Executive Directors;

(iii)
to maintain its SME and mortgage lending availability to at least 2007 levels until the end of 2011 with the active marketing of competitively priced loan products;

(iv)
to increase its support to shared equity projects until the end of 2009 in order to assist those in difficulties with their mortgage payments to stay in their homes, either through individual bank schemes or paid into a central fund run by industry; and

(v)
to publish an annual report, for each year until 2011, on its lending to SMEs and establish transparent public reporting on both SME and mortgage lending as agreed with HM Treasury.

The undertakings relating to SME and mortgage lending have been superseded by the Lending Commitments Letter outlined in paragraph 9.11 below.

In addition, RBS agreed to limit its activities to the higher of: (i) the annual rate of growth of UK nominal GDP in the preceding year; and (ii) the average historical growth of the balance sheets in the UK banking sector during the period 1987-2007, unless there is evidence that the thresholds are exceeded for reasons unrelated to the provision of the aid. HM Treasury agreed, in certain circumstances, to consult with RBS with a view to making submissions to the European Commission to obtain clarity as to the duration of the conditions and/or seek their disapplication.

9.6  Sale of Bank of China Investment

On 14 January 2009, pursuant to (i) a placing agreement entered into between RBS, RBS China Investments S.à r.l. (a Luxembourg incorporated subsidiary of RBS) and ABN AMRO Bank N.V., Hong Kong Branch, (ii) a placing agreement entered into between RBS, RBS China Investments S.à r.l., ABN AMRO Bank N.V., Hong Kong Branch and Morgan Stanley & Co. International plc, and (iii) a share purchase agreement entered into between RBS China Investments S.à r.l., Primestar Resource Holdings Limited and Orientmax Capital Limited, RBS (through RBS China Investments S.à r.l.) sold its entire 4.26 per cent. investment in Bank of China for HKD 18.4 billion.

9.7  Second Placing and Open Offer Agreement

Pursuant to a placing and open offer agreement dated 19 January 2009 entered into between RBS, UBS, Merrill Lynch International and HM Treasury, (i) RBS agreed to invite Qualifying Shareholders to apply to subscribe for New Shares at the issue price of 31.75 pence per New Share by way of the Second Open Offer, (ii) UBS and Merrill Lynch International were appointed as joint sponsors, joint bookrunners and joint placing agents and agreed to use reasonable endeavours to procure Placees to subscribe for the New Shares on such terms as may be agreed by the Company and HM Treasury at not less than the issue price of 31.75 pence per New Share on the basis that the New Shares placed will be subject to clawback to the extent they are taken up under the Second Open Offer and (iii) HM Treasury agreed that, to the extent not placed or taken up under the Second Open Offer and subject to the terms and conditions set out in the Second Placing and Second Open Offer Agreement, HM Treasury will subscribe for such New Shares itself at the issue price of 31.75 pence per New Share.

Pursuant to the terms of the Second Placing and Open Offer Agreement, the aggregate proceeds of the Second Placing and Open Offer (net of expenses) were used in full to fund the redemption on Admission (as defined in the Second Placing and Open Offer Agreement) of the Preference Shares held by HM Treasury at 101 per cent. of their issue price (£5,050,000,000) together with the accrued dividend on the Preference Shares (from and including 1 December 2008 to but excluding the date of Admission (as defined in the Second Placing and Open Offer Agreement)) and the commissions payable to HM Treasury under the Second Placing and Open Offer Agreement.

In consideration of the provision of its services under the Second Placing and Open Offer Agreement, RBS paid to HM Treasury (i) a commission of 0.5 per cent. of the aggregate value of the New Shares at the Relevant Amount per New Share payable on the earlier of Admission (as defined in the Second Placing and Open Offer Agreement) and the second Business Day after the day on which the Second Placing and Open Offer Agreement is terminated and (ii) a further commission of 1 per cent. of the aggregate value of the New Shares subscribed for by Placees at the issue price of 31.75 pence per New Share per New Share payable on the date of Admission (as defined in the Second Placing and Open Offer Agreement).

RBS paid to each of HM Treasury, UBS and Merrill Lynch International all legal and other costs and expenses (properly incurred in the case of UBS and Merrill Lynch International) and those of HM Treasury's financial advisers, incurred in connection with the Second Placing and Open Offer, the redemption of the Preference Shares or any arrangements referred to in the Second Placing and Open Offer Agreement.

RBS also bore all costs and expenses relating to the Second Placing and Open Offer and the Preference Share Redemption, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of the prospectus dated 16 March 2009 and all other documents connected with the Second Placing and Open Offer and the Preference Share Redemption, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange and Euronext.

HM Treasury is entitled to novate its rights under the Second Placing and Open Offer Agreement to any entity that is owned, directly or indirectly, by HM Treasury.

RBS gave certain representations and warranties and indemnities to each of HM Treasury, UBS and Merrill Lynch International under the Second Placing and Open Offer Agreement. The liabilities of RBS are unlimited as to time and amount.

RBS also gave HM Treasury the following undertakings:

(i)
to extend the lending commitments made to HM Treasury in the First Placing and Open Offer Agreement in respect of the UK mortgage and SME lending markets. These commitments will now also apply to the Company's lending to larger commercial and industrial companies in the United Kingdom; and

(ii)
a commitment to increase the level at which competitively priced lending is made available and actively marketed by the Group in the United Kingdom by £6 billion.

RBS's commitments described at (i) and (ii) above have been superseded by the Lending Commitments Letter pursuant to which RBS has agreed, among other things, to lend £16 billion above the amount RBS has budgeted to lend to UK businesses and £9 billion above the amount RBS has budgeted to lend to UK homeowners in the year commencing 1 March 2009, with a commitment to lend at similar levels in the year commencing 1 March 2010. For further details see paragraph 9.11 below.

9.8  Preference Share Subscription Agreement

Pursuant to a preference share subscription agreement effective as of 13 October 2008 between RBS and HM Treasury, HM Treasury subscribed for, and RBS allotted and issued to HM Treasury, the Preference Shares for a total consideration of £5 billion. RBS and HM Treasury agreed that applications would be made to the UKLA for the Preference Shares to be admitted to the Official List and to the London Stock Exchange for the Preference Shares to be admitted to trading on the London Stock Exchange. Pursuant to the Preference Share Subscription Agreement, RBS agreed to pay the costs and expenses of both parties in relation to the negotiation of the Preference Share Subscription Agreement and the subscription for, and allotment and issue of, the Preference Shares (including, without limitation, any stamp duty or stamp duty reserve tax). HM Treasury was entitled to novate its rights under the Preference Share Subscription Agreement to any entity that is owned, directly or indirectly, by HM Treasury.

The Preference Share Subscription Agreement was conditional on the First Placing and Open Offer Agreement becoming unconditional in accordance with its terms.

9.9  First Subscription and Transfer Agreements

In connection with the First Placing and Open Offer, the Company, Merrill Lynch International, UBS, Computershare and Newco entered into several agreements dated 4 November 2008, in respect of the subscription and transfer of ordinary shares and redeemable preference shares in Newco. Under the terms of these agreements:

(i)
the Company and UBS and/or Merrill Lynch International agreed to acquire ordinary shares in Newco and enter into put and call options in respect of the ordinary shares in Newco subscribed for by UBS and/or Merrill Lynch that were exercisable if the First Placing and Open Offer did not proceed;

(ii)
Merrill Lynch International or UBS, as applicable, agreed to apply monies received from Qualifying Shareholders, placees or HM Treasury under the First Placing and Open Offer to subscribe for redeemable preference shares in Newco to an aggregate value equal to such monies, after deduction of the amount of certain commissions and expenses; and

(iii)
the Company agreed to allot and issue the new Shares to those persons entitled thereto in consideration of Merrill Lynch International or UBS, as applicable, transferring its holding of redeemable preference shares and ordinary shares in Newco to the Company.

Accordingly, instead of receiving cash as consideration for the issue of the new Shares, at the conclusion of the First Placing and Open Offer, the Company owned the entire issued ordinary and redeemable preference share capital of Newco whose only assets were its cash reserves, which represented an amount equivalent to the net proceeds of the First Placing and Open Offer. The Company was able to utilise this amount equivalent to the First Placing and Open Offer net proceeds by exercising its right of redemption over the redeemable preference shares it held in Newco.

Qualifying Shareholders were not party to these arrangements and so did not acquire any direct right against Merrill Lynch International, UBS and Computershare pursuant to these arrangements. The Company was responsible for enforcing the other parties' obligations thereunder.

9.10 Pre-accession Commitments Letter

On 26 February 2009, RBS plc entered into a deed poll in favour of HM Treasury, pursuant to which RBS plc gave a series of undertakings on behalf of each member of the Group, with immediate effect unless otherwise agreed, in relation to the provision of information and the management of the Proposed Assets in the period prior to RBS plc's proposed accession to and participation in the APS.

RBS plc undertook to HM Treasury, among other things, to:

(i)
provide all such assistance and information and data as is reasonably requested which is pertinent to the implementation of the APS and RBS plc's potential participation in the APS;

(ii)
provide, as soon as practicable, an indicative list of the Proposed Assets with a view to agreeing such list by 30 April 2009;

(iii)
provide, as promptly as practicable, information and data relating to the Proposed Assets reasonably requested for due diligence purposes and to provide certain other information concerning the RBS Group's business and the financial performance and risk of the Proposed Assets;

(iv)
provide access to the RBS Group's premises, books, records, senior executives, relevant personnel and professional advisers on reasonable terms;

(v)
consult with HM Treasury regarding the management and operations of the Proposed Assets and to ensure that the management of the Proposed Assets is in accordance with usual business practices and also without regard to the possible benefits under the APS;

(vi)
develop and, subject to market conditions, implement a liability management plan which is designed to enable the RBS Group to meet certain Core Tier 1 Capital targets for 2009; and

(vii)
use best endeavours (giving regard to reasonable operational requirements) to maintain regular, adequate and effective monitoring, reporting, risk management and audit controls and procedures in order, among other things, to ensure that risks relating to key business processes which affect the Proposed Assets are identified, assessed and reported and are managed and mitigated appropriately.

In addition, RBS plc agreed in principle that, if and only if RBS plc accedes to the APS, it would not claim, and would disclaim, certain UK tax losses and allowances arising to members of the RBS Group in respect of any accounting period ending on or after 31 December 2008, provided that this undertaking would not apply in respect of any such tax benefits arising in the earlier of (a) the first accounting period beginning more than five years after the relevant accession date and (b) the first accounting period beginning after the relevant accession date in which the RBS Group becomes profitable.

RBS's commitments described in this paragraph 9.10 have been superseded by the Scheme Rules and the Accession Agreement with the exception of a commitment to inform the Department for Business, Innovation and Skills prior to making significant reductions in the level of lending being made available to certain borrowers or counterparties, which will apply until 28 February 2011, in line with the duration of the commitments under the Lending Commitments Letter described at paragraph 9.11 below. For further details see paragraph 9.13 below.

9.11 Lending Commitments Letter

On 26 February 2009, RBS entered into a deed poll in favour of certain UK Government departments under which it undertook to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009. On 18 May 2009, RBS entered into an amendment to this deed poll which took effect from 29 May 2009 and on 20 November 2009, RBS executed a further amendment to this deed poll. This lending commitment is a pre-requisite to RBS's proposed participation in the APS and other Government backed schemes, the objective of which is to reinforce the stability of the financial system and support the recovery of the economy.

Pursuant to this lending commitment, RBS has agreed to increase its lending in the 12 months commencing 1 March 2009 from its UK banking operations to UK businesses by, in aggregate, £16 billion above the amount previously budgeted and to maintain in the 12 months commencing 1 March 2010 similar levels of lending to UK businesses as in the 12 months commencing 1 March 2009. Such additional lending is subject to RBS's ordinary course pricing and other terms, and certain commercial, risk, credit and regulatory considerations.

RBS has also made a commitment to increase lending to homeowners, including first time buyers, in the United Kingdom. RBS has undertaken to increase its residential mortgage lending by at least £9 billion above the amount previously budgeted in the 12 months commencing 1 March 2009 and to maintain in the 12 months commencing 1 March 2010 similar levels of residential mortgage lending as in the 12 months commencing 1 March 2009 subject to adjustment of the commitments by the UK Government departments from time to time.

RBS's compliance with its lending commitments will be monitored by the UK Government, and will be subject to a reporting process.

RBS has also made certain undertakings as regards marketing in support of its lending commitments and certain other matters relating to its business and residential lending practices and policies. The lending commitments made in the deed poll supersede the commitments given by RBS in the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement.

Further information about the lending commitments is set out in the Interim Management Statement.

9.12 B Share Acquisition and Contingent Capital Agreement

This agreement is summarised in Part I, Appendix 3 of this document.

9.13 Accession Agreement

This agreement is summarised in Part I, Appendix 2 of this document.

9.14 Second Subscription and Transfer Agreements

In connection with the B Share Issue, the Company, HM Treasury and Cash Box Co intend to enter into several agreements, in respect of the subscription and transfer of ordinary shares and redeemable preference shares in Cash Box Co. Under the terms of these agreements:

(i)
the Company and HM Treasury will acquire ordinary shares in Cash Box Co and enter into put and call options in respect of the ordinary shares in Cash Box Co subscribed for by HM Treasury that are exercisable if the B Share Issue does not proceed;

(ii)
HM Treasury will apply monies due under the B Share Issue to subscribe for redeemable preference shares in Cash Box Co to an aggregate value equal to such monies; and

(iii)
the Company will allot and issue the B Shares to HM Treasury in consideration of HM Treasury transferring its holding of redeemable preference shares and ordinary shares in Cash Box Co to the Company.

Accordingly, instead of receiving cash as consideration for the issue of the B Shares, at the conclusion of the B Share Issue the Company will own the entire issued ordinary and redeemable preference share capital of Cash Box Co whose only assets will be its cash reserves, which will represent an amount equivalent to the proceeds of the B Share Issue. The Company will be able to utilise this amount equivalent to the B Share Issue net proceeds by exercising its right of redemption over the redeemable preference shares it will hold in Cash Box Co.

9.15 The Tax Loss Waiver

The Tax Loss Waiver comprises three Agreements dealing with the payment of the annual fee for the APS, the annual fee for the Contingent Subscription and the exit fee payable in connection with any termination of the Group's participation in the APS. These Agreements are summarised in Part I, Appendix 2 of this document.

9.16 State Aid Commitment Deed

As a result of the State aid granted to RBS, as described in Part I, Appendix 4 of this document RBS has been required to work with HM Treasury to submit a State aid restructuring plan to the Commission for approval under the State aid rules. RBS has agreed, in principle and subject to approval by the College, a series of measures to be implemented over a four year period, which supplement the measures in RBS's strategic plan.

The Group entered into a State Aid Commitment Deed with HM Treasury which provides that (conditional on State aid approval), the Group will comply or procure compliance with these measures and behavioural commitments and any other commitments to be given to HM Treasury by the Group for the purpose of obtaining State aid approval. The Group agrees to do all acts and things necessary to ensure HM Treasury's compliance with its obligations under any Commission decision approving State aid to the Group. The State Aid Commitment Deed is only conditional on State aid approval and therefore will be effective even if RBS does not accede to the APS and the B Shares and the Dividend Access Share are not issued. In those circumstances, HM Treasury will seek amendments to the State aid approval to ensure, as far as possible, the measures and commitments required of RBS under the State Aid Commitment Deed reflect only the aid which it has received.

The State Aid Commitment Deed also provides that if the Commission adopts a decision that the UK Government must recover any State aid (a "Repayment Decision") and the recovery order of the Repayment Decision has not been annulled or suspended by the Court of First Instance or the European Court of Justice, then the Group must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

The State Aid Commitment Deed also provides for the Group's undertakings in respect of State aid to be modified in certain limited circumstances, notably where the conditions subject to which it was anticipated that the Commission would approve the State aid to the Group are different from the conditions subject to which the Commission ultimately gives the State aid approval. However, HM Treasury has undertaken that, after the Commission has approved the State aid to the Group, it will not, without the consent of the Group, agree modifications to the Group's undertakings with respect to State aid which are significantly more onerous to the Group than those granted in order to obtain the State aid approval.

9.17 State Aid Costs Reimbursement Deed

Under the State Aid Costs Reimbursement Deed, the Group agrees to reimburse HM Treasury for fees, costs and expenses associated with the State aid and State aid approval.

9.18 Exchange Offers and Tender Offers

Pursuant to two Dealer Management Agreements dated 26 March 2009 entered into between (i) RBS Financing Limited, RBS plc, UBS Limited and HSBC Bank plc and (ii) RBS, RBS Financing Limited, Greenwich Capital Markets Inc., UBS Securities LLC and HSBC Securities (USA) Inc. and related offering memoranda dated the same date, RBS Financing Limited, a wholly owned subsidiary of RBS, invited (1) holders of certain existing Tier 1 Capital and upper Tier 2 Capital securities of the Group to offer to exchange any or all of such securities for new senior unsecured notes of RBS and (2) holders of certain existing Tier 1 Capital and upper Tier 2 Capital securities of the Group to tender any or all of such securities for purchase for cash. As a result of the exchange offers and tender offers, the Group realised an aggregate pre-tax gain of £4.6 billion (including gains from associated hedges) which was accounted for in the Interim Results.

10   Related party transactions

Other than as disclosed on page 187 of the Interim Results, there are no related party transactions between the Company or members of the RBS Group that were entered into during the six months ended 30 June 2009 and during the period between 1 July 2009 and 24 November 2009 (the latest practicable date prior to the publication of this document).

11   Significant change statement

Since 30 June 2009, the Group has

(i)
released its Interim Management Statement for the three months ended 30 September 2009 (which is incorporated herein by reference);

(ii)
executed the Accession Agreement in respect of the APS as described in Part I, Appendix 2 (Letter from the Chairman of RBS—Principal Terms and Conditions of the APS) of this Circular;

(iii)
executed the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury agreed, subject to certain terms and conditions, to acquire £25.5 billion of B Shares and a Dividend Access Share and further committed to acquire, subject to certain terms and conditions, £8 billion of contingent B Shares as described in Part I, Appendix 3 (Letter from the Chairman of RBS—Principal Terms of Issue of the B Shares and the Dividend Access Share) of this Circular; and

(iv)
reached an agreement in principle with the Commissioner on a series of restructuring measures to comply with EC State aid requirements as described in Part I, Appendix 4 (Letter from the Chairman of RBS—Key Terms of the State Aid Restructuring Plan) of this Circular.

Except for the following in respect of the Group(1) as stated in specified pages of the Interim Management Statement:

(i)
impairment losses of £3,279 million for the three months ended 30 September 2009 compared to £4,663 million for the three months ended 30 June 2009 as set out in the first paragraph of page 21;

(ii)
credit and other market losses of £774 million for the three months ended 30 September 2009 compared to £1,394 million for the three months ended 30 June 2009 as set out in the first paragraph of page 22;

(iii)
the increase in net insurance claims for the three months ended 30 September 2009 to £1,145 million from £925 million for the three months ended 30 June 2009 as set out in the Results Summary—Operating expenses table on page 20; and

(iv)
the decline in the pro forma Group's Core Tier 1 Ratio from 6.4 per cent. at 30 June 2009 to 5.5 per cent. at 30 September 2009 as set out in the Capital Resources and Ratios table on page 24,

there has been no significant change in the trading or financial position of the Group taken as a whole since 30 June 2009 (the last date on which it published audited or interim financial information).

(1)
Where the RBS Group results have been prepared to show only those business units of ABN AMRO that will be retained by RBS—see page 63 of the Interim Management Statement "Basis of preparation".

12   Documents available for inspection

Copies of the following documents and the written consents referred to in paragraph 13 below will be available for inspection at the following addresses during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of posting of this document until the date of the General Meeting:

(i)
the registered office of the Company; and

(ii)
the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ.

They will also be available for inspection at the General Meeting for at least 15 minutes prior to and during the General Meeting.

(i)
the Articles of Association (as proposed to be amended), which include the memorandum of association of RBS as appended;

(ii)
the Annual Report and audited consolidated accounts of the RBS Group for the two financial years ended 31 December 2008 and 2007; and

(iii)
the proposed rules of the RBS 2010 Deferral Plan.

Copies of the following documents will be available for inspection at the following addresses during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from 7 December 2009(1) until the date of the General Meeting:

(i)
the registered office of the Company; and

(ii)
the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ.

They will also be available for inspection at the General Meeting for at least 15 minutes prior to and during the General Meeting:

(i)
the Scheme Conditions; and

(ii)
the Accession Agreement.

13   General

Morgan Stanley, whose address is 25 Cabot Square, London E14 4QA, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

UBS, whose address is 1 Finsbury Avenue, London EC2M 2PP, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Deloitte LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given and not withdrawn its written consent to the inclusion of its report in Part III of this document in the form and context in which it appears.

Dated: 27 November 2009

(1)
The Scheme Conditions and Accession Agreement will be put on display no later than 7 December 2009 by which time it is expected that these documents will have been deposited in Parliament.

PART V

DOCUMENTATION INCORPORATED BY REFERENCE

The Annual Report and Accounts of RBS for each of the financial years ended 31 December 2008 and 2007 are available for inspection in accordance with paragraph 12 of Part IV of this document and contain information which is relevant to the Transaction. These documents are also available on RBS's website at www.rbs.com.

The table below sets out the various sections of such documents which are incorporated by reference into this document so as to provide the information required under the Listing Rules and to ensure that Shareholders are aware of all information which, according to the particular nature of RBS and of the Transaction, is necessary to enable Shareholders to make a decision whether or not to vote in favour of the Resolutions.

Document	Section	Page numbers in such document
Interim Results	Chief Executive's letter to Shareholders	8-14
Interim Results	Business and strategic update	15-22
Interim Results	UK Retail	31-33
Interim Results	Financial review	149
Annual Report and Accounts	Business review	22-144
Annual Report and Accounts	Accounting policies	178-188
Second Placing and Open Offer prospectus	RBS Employee Share Plans	130-138
Interim Management Statement		1-116; Appendices 1-5

PART VI

DEFINITIONS

In this document, the following expressions have the following meaning unless the context otherwise requires:

2006 Act	the UK Companies Act 2006.

ABN AMRO	ABN AMRO Holding N.V. and its subsidiaries or any one of them, as the context so requires.

ABN AMRO Bank N.V.	ABN AMRO Bank N.V., a wholly owned subsidiary of ABN AMRO.

ABN AMRO Group	means ABN AMRO (which will be renamed RBS Holdings N.V. on or around Separation) and its direct and indirect subsidiaries and subsidiary undertakings.

ABN Securities	means the 50,000,000 5.9 per cent. non-cumulative guaranteed trust preferred securities issued by ABN AMRO Capital Funding Trust V; the 8,000,000 6.25 per cent. non-cumulative guaranteed trust preferred securities issued by ABN AMRO Capital Funding Trust VI; and the 66,000,000 6.08 per cent. non-cumulative guaranteed trust preferred securities issued by ABN AMRO Capital Funding Trust VII, and any other security issued by any subsidiary of RFS Holdings BV to the extent any deferral of any dividend or other distribution, interest or coupon payment or payment of a similar nature (whether in cash or otherwise) would prevent the payment of any dividend or other distribution, interest or coupon payment or payment of a similar nature (whether in cash or otherwise) to the extent required (in the reasonable opinion of the Company) to achieve the segregation, separation (being the transfer of the Dutch State acquired businesses in the ABN AMRO Group out of the ABN AMRO Group) and capital restructuring of RFS Holdings BV.

Accession Agreement	the Accession Agreement between HM Treasury and RBS which incorporates the Scheme Conditions and sets out certain other terms and conditions applicable to RBS plc's participation in the APS.

Acquisition and Contingent Capital Agreement	the Acquisition and Contingent Capital Agreement dated 26 November 2009 between the Company and HM Treasury relating to the B Share Issue, the issue of the Dividend Access Share and the Contingent Subscription.

Acquisitions	has the meaning set out in Part I, Appendix 3 of this document.

Admitted Institutions and each an Admitted Institution	admitted institutions (aangesloten instellingen) of Euroclear Nederland within the meaning of the Dutch Securities Giro Act, which institutions hold a collective depot (verzameldepot) in relation to Euroclear Shares.

Alternative Coupon Settlement Mechanism	means a mechanism in the terms of issue of any security issued by a B Share Group Company pursuant to which the B Share Group Company is obliged to issue ordinary shares, preference shares or an instrument that is treated as forming part of the relevant B Share Group Company's innovative tier 1 capital (as interpreted in accordance with GENPRU) if the B Share Group Company does not pay a coupon on each security in cash.

Annual Report and Accounts	the annual report and accounts of the Group for the year ended 31 December 2008.

Appropriate Person	means the Auditors or such other firm of accountants of international standing with experience of the calculation of regulatory capital ratios under the FSA Rules as may be appointed by RBS with the consent of HM Treasury (such consent not to be unreasonably withheld or delayed).

APS Statements	has the meaning set out in Part I, Appendix 2 of this document.

Articles of Association	the articles of association of the Company.

Asset Class	a class of Covered Assets specified by RBS plc in the "core" initial data.

Asset Protection Agency	an executive agency of HM Treasury, which has been established to administer the Asset Protection Scheme on behalf of HM Treasury.

Asset Protection Scheme or APS or Scheme	the asset protection scheme announced by HM Treasury on 19 January 2009.

Auditors	means Deloitte LLP.

Authorities	the FSA, HM Treasury and the Bank of England.

Banking Act	the Banking Act 2009.

Basel II	the June 2004 Basel Accord of the Basel Committee.

Basel Committee	the Basel Committee on Banking Supervision.

BIPRU	the FSA's prudential sourcebook for banks, building societies and investment firms forming part of the FSA's Handbook.

Board	the board of Directors of RBS.

B Share Group	the Company and its subsidiary undertakings.

B Share Issue	the issue of the Initial B Shares and the Contingent B Shares to HM Treasury.

B Shares	the proposed Series 1 Class B shares of £0.01 each in the capital of the Company (including the Initial B Shares and the Contingent B Shares), the principal terms of which are set out in Part I, Appendix 3 of this document and the full terms of which are set out in Annex 1, Part A to this document. References to B Shares shall, for convenience, include a reference to the Dividend Access Share, unless the context otherwise requires.

Business Day	a day (excluding Saturdays, Sundays or public holidays in England and Wales) on which banks are open for general business in London.

certificated or in certificated form	where a share or other security is not in uncertificated form.

Capitalisation Issue	the issue in September 2008 of Ordinary Shares instead of the payment of the 2008 interim dividend.

Cash Box Co	Aonach Mor Limited, a company incorporated in England and Wales.

Citizens	Citizens Financial Group, Inc.

Class B Dividend Stop Date	has the meaning set out in Part I, Appendix 3 of this document.

Closely Related Hedge	has the meaning set out in Part I, Appendix 2 of this document.

College	has the meaning set out in the letter from the Chairman in this document.

Commission, European Commission or EC	the European Commission.

Commissioner	has the meaning set out in the letter from the Chairman.

Committee	has the meaning set out in Annex 4 to this document.

Companies Act	the UK Companies Act 1985, as amended, or the 2006 Act, as the context so requires.

Company or RBS	The Royal Bank of Scotland Group plc, a company incorporated under the laws of Scotland (registered under no. SC045551), with its registered office at 36 St Andrew Square, Edinburgh EH2 2YB and/or its subsidiaries and/or subsidiary undertakings and/or any one of them, as the context so requires.

Conduct Approvals Hierarchy	has the meaning set out in Part I, Appendix 2 of this document.

Consortium Members	RBS, Santander, Fortis Bank Nederland and the Dutch State.

Consumer Finance Assets	Covered Assets which are overdrafts, loans and mortgages to consumers and certain SMEs.

Contingent B Shares	has the meaning set out in Part I, Appendix 3 of this document.

Contingent Period	has the meaning set out in Part I, Appendix 3 of this document.

Contingent Subscription	has the meaning set out in Part I, Appendix 3 of this document.

Conversion Price	has the meaning set out in Part I, Appendix 3 of this document.

Convertible Preference Shares	means (i) the US$1,000,000,000 Non-cumulative Convertible Dollar Preference Shares and (ii) the £200,000,000 Non-cumulative Convertible Sterling Preference Shares (as such terms are defined in the Articles as at the date of this Agreement).

Core Bank	divisions which form the core of the Group according to the Group's strategic plan announced in February 2009.

Core Tier 1 Capital	means the core tier 1 capital of the Regulatory Group calculated in accordance with Chapter 2 of GENPRU and Chapter 8 of BIPRU, in each case so far as relevant and as supplemented by the guidance set out in the letter of 1 May 2009 from the FSA to the British Bankers' Association on the definition of core tier 1 capital or any subsequent letter issued in replacement thereof or in replacement of any replacement letter and, except in relation to the Contingent Subscription, any FSA guarantee provided to the Regulatory Group.

Core Tier 1 Ratio	means the ratio of (i) Core Tier 1 Capital to (ii) Risk Weighted Assets determined on a consolidated basis and calculated consistently with any requirements of the FSA from time to time, expressed as a percentage, and as published in the most recent annual or semi-annual consolidated financial statements prepared by the RBS Group or as otherwise disclosed to HM Treasury by RBS or any member of the RBS Group (and, where disclosed to HM Treasury, such percentage having been verified by an Appropriate Person).

Covered Asset Classes	has the meaning set out in Part I, Appendix 2 to this document.

Covered Assets and each a Covered Asset	the RBS Group's assets and exposures covered by the APS as identified in notices issued by the FSA under section 165(1) of FSMA in the form agreed between HM Treasury and the FSA.

Covered Entities and each a Covered Entity	RBS plc, each wholly-owned subsidiary of RBS plc and certain other Group members specified in the Accession Agreement.

Covered Liability	has the meaning set out in Part I, Appendix 2 of this document.

Credit Guarantee Scheme	HM Treasury's guarantee scheme (announced by the UK Government on 8 October 2008).

CREST	the relevant system, as defined in the CREST Regulations (in respect of which Euroclear UK is the operator as defined in the CREST Regulations).

CREST member	a person who has been admitted to Euroclear UK as a system member (as defined in the CREST Regulations).

CREST Regulations or Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended.

CSA	the Consortium and Shareholders' Agreement dated 28 May 2007, among RBS, Fortis, Fortis Bank Nederland, Santander and RFS Holdings, as amended from time to time and as acceded to by the Dutch State pursuant to a Deed of Accession dated 24 December 2008.

Cumulative Preference Shares	the 11 per cent. cumulative preference shares of £1 each and 5.5 per cent. cumulative preference shares of £1 each in the capital of the Company.

Data Field Rules	the rules in relation to the completion and delivery of the data fields in respect of each of the Covered Assets provided by HM Treasury to RBS plc prior to the date on which RBS plc accedes to the APS and set out in, or appended to, the Accession Agreement.

Deferral Plan	the deferral plan described in paragraph 13.4 of Part IX of the Second Placing and Open Offer prospectus.

Directors	the Executive Directors and Non-Executive Directors, whose names are set out in paragraph 3 of Part IV of this document.

Disclosure and Transparency Rules	the rules relating to the disclosure of information made in accordance with Section 73A(3) of the FSMA.

Discretionary Option Plans	the discretionary option plans described in paragraph 13.1 of Part IX of the Second Placing and Open Offer prospectus.

Dividend Access Share	the proposed series 1 dividend access share of £0.01 in the capital of the Company, the principal terms of which are set out in Part I, Appendix 3 of this document and the full terms of which are set out in Annex 1, Part B to this document.

Dutch Central Bank	De Nederlandsche Bank N.V.

Dutch Securities Giro Act	the Dutch Wet giraal effectenverkeer.

Dutch State	the State of the Netherlands.

EU or European Union	the European Union.

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., the Dutch depositary and settlement institute.

Euroclear Share	interests in, and corresponding to, the Existing Shares which at the Record Date are registered in the name of Euroclear Nederland and which are traded on Euronext Amsterdam.

Euroclear UK	Euroclear UK & Ireland Limited, the operator of CREST.

Euronext	Euronext Amsterdam N.V.

Euronext Amsterdam	Euronext Amsterdam by NYSE Euronext, the regulated market of Euronext.

Excluded Territory	Australia and South Africa.

Executive Directors	the executive directors of RBS.

Executive Share Option Plan	the executive share option plan described in paragraph 13.1 of Part IX of the Second Placing and Open Offer prospectus.

Existing Shares	the Ordinary Shares in issue as at the date of this document.

Extended Protection Asset	has the meaning set out in Part I, Appendix 2 of this document.

Extended Protection Notice	a notice from HM Treasury to RBS plc stating that specified unprotected assets or a specified part of specified unprotected assets will be protected under the APS.

Financial Stability Board	a regulator created by the G-20 at the 2009 G-20 London summit to implement regulatory, supervisory and other policies in the interest of financial stability.

First Loss	£60 billion.

First Open Offer	the open offer undertaken by the Group in November and December 2008.

First Placing and Open Offer	the placing and open offer undertaken by RBS in December 2008.

First Placing and Open Offer Agreement	the placing and open offer agreement effective as of 13 October 2008 between the Company, HM Treasury, Merrill Lynch International and UBS.

Fortis	Fortis N.V., a company incorporated under the laws of the Netherlands (Trade Register number 30072145), with registered office at Archimedes 6, 3584 BA Utrecht, the Netherlands, and Fortis SA/NV, a company incorporated under the laws of Belgium, with registered office at Rue Royale 20, 1000 Brussels, Belgium, together, where the context so requires, with their subsidiaries.

Fortis Bank Nederland	Fortis Bank Nederland (Holding) N.V., a company incorporated under the laws of the Netherlands (Trade Register number 30080428), with its registered office at Archimedes 6, 3584 BA Utrecht, the Netherlands.

FSA	the Financial Services Authority of the United Kingdom.

FSA Rules	means the rules and guidance made by the FSA under FSMA and set out in the Handbook, and includes any rules and guidance made by any Successor Regulatory Body.

FSMA	the Financial Services and Markets Act 2000, as amended.

G-7	the group of seven industrialised nations constituted by Canada, France, Germany, Italy, Japan, the United Kingdom and the United States.

G-20	a forum for discussion between 20 industrialised and emerging-market economies (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Mexico, Russia, Saudi Arabia, South Africa, South Korea, Turkey, the United Kingdom, the United States and the European Union) on issues related to global economic stability.

GBM	RBS's Global Banking & Markets division.

GDP	gross domestic product.

General Meeting	the general meeting of RBS to be held at 10.30 a.m. on 15 December 2009, notice of which is set out in this document.

General Meeting Notice	the notice of the General Meeting set out in this document.

GENPRU	means the General Prudential Sourcebook for Banks, Building Societies, Insurers and Investment Firms forming part of the FSA Rules.

GTS	means RBS's Global Transaction Services business.

Handbook	means the FSA's handbook of rules and guidance, as amended and updated from time to time.

HKD	Hong Kong dollars, the lawful currency of Hong Kong.

HMRC	HM Revenue & Customs.

HM Treasury	Her Majesty's Treasury.

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.

Independent Financial Adviser	has the meaning set out in Annex 1, Part A to this document.

Independent Shareholders	the Shareholders, excluding HM Treasury and any associate of HM Treasury.

Initial B Shares	has the meaning set out in Part I, Appendix 3 of this document.

Innovative Tier 1 Instruments	means an instrument that is treated as forming part of RBS's innovative Tier 1 Capital and shall be interpreted in accordance with GENPRU or, in the case of any instruments issued prior to 31 December 2006, IPRU (Bank) or the Guide to Banking Supervisory Policy as in force at the time when the relevant Innovative Tier 1 Instrument was issued.

Interim Management Statement	RBS's Interim Management Statement for the nine month period ended 30 September 2009 as announced on 6 November 2009.

Interim Results	the unaudited consolidated interim results for the half year ended 30 June 2009 of RBS, which were published via the Regulatory News Service of the London Stock Exchange on 7 August 2009.

IPRU	means the Interim Prudential Sourcebook for Banks which forms or formed part of the Handbook.

ISDA	International Swaps and Derivatives Association, Inc.

Issue Date	has the meaning set out in Part I of this document.

Lehman Brothers	Lehman Brothers Inc. and, where the context permits, its subsidiaries and affiliates.

Lending Commitments Letter	the deed poll entered into by RBS on 26 February 2009 in favour of certain UK Government departments, as amended.

LIBOR	the London Interbank Offered Rate.

Listing Rules	the Listing Rules made by the FSA under Part VI of the FSMA.

London Stock Exchange	London Stock Exchange plc.

Mandatory Securities	means any securities issued by RBS or by any other B Share Group company (i) the terms of which do not provide for the Board or the board of directors of such other B Share Group company as the case may be to be able to elect not to pay a dividend or other distribution or make any interest or coupon payment or payment of a similar nature (whether in cash or otherwise, including pursuant to any Alternative Coupon Settlement Mechanism), or on which the Board may not, on or before the date on which payment falls to be made, elect not to pay such dividend or other distribution or make such interest or coupon payment or payment of a similar nature (whether in cash or otherwise, including pursuant to any Alternative Coupon Settlement Mechanism) or (ii) under which RBS or such B Share Group company is not legally permitted to stop paying dividends or distributions in cash or making interest or coupon payments or payments of a similar nature (whether in cash or otherwise).

Material Subsidiary	means RBS plc, National Westminster Bank plc, Ulster Bank Limited, Citizens Financial Group, Inc., RBS Securities, Inc., RBS Insurance Group Limited and ABN AMRO Bank N.V. and such other subsidiary undertakings as at the relevant date individually account for not less than ten per cent. of the net income (being net interest income and all other income net of fees payable) or net assets of the B Share Group.

Medium-term Performance Plan	the medium-term performance plan described in paragraph 13.3 of Part IX of the Second Placing and Open Offer prospectus.

Merrill Lynch International	Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

Morgan Stanley	Morgan Stanley & Co. International plc of 25 Cabot Square, London E14 4QA.

NatWest	National Westminster Bank Plc.

Newco	Encuentro Limited, a company incorporated in Jersey.

New Shares	the new Ordinary Shares offered to Qualifying Shareholders under the Second Placing and Open Offer and which RBS was permitted to place, subject to clawback in respect of valid applications by Qualifying Shareholders or which could be taken by HM Treasury pursuant to the Second Placing and Open Offer Agreement.

Non-Cash Realisation	any non-cash asset received in respect of a Covered Asset, any Closely Related Hedge or any Related Junior Asset.

Non-Core Division	a separately managed division of RBS, comprising individual assets, portfolios and lines of business that the Group intends to run off or dispose of.

Non-Executive Directors	the non-executive directors of RBS.

Non-Performing Assets	has the meaning set out in Part I, Appendix 2 of this document.

Non-Voting Deferred Shares Series B	the proposed non-voting deferred shares series B in the capital of the Company.

Official List	the Official List of the FSA pursuant to Part VI of the FSMA.

OFT	the Office of Fair Trading.

Ordinary Share Bonus Issue or Bonus Issue	has the meaning set out in Annex 1, Part A to this document.

Ordinary Shares or Shares	the ordinary shares of 25 pence each in the share capital of the Company.

Parity Securities	has the meaning set out in Annex 1, Part A to this document.

Parity Value	has the meaning set out in Annex 1, Part A to this document.

Pillar 1	the first pillar concept used in Basel II that sets out the framework for revised minimum capital requirements.

Placees	placees of New Shares pursuant to the Placing.

Plan or RBS 2010 Deferral Plan	has the meaning set out in Annex 4 to this document.

Positive Balance	has the meaning set out in Part I, Appendix 2 of this document.

pounds sterling, sterling or £	the lawful currency of the United Kingdom.

Preference Share Issue	the issue of the Preference Shares to HM Treasury pursuant to the terms of the Preference Share Subscription Agreement.

Preference Share Redemption	the redemption of the Preference Shares for a cash amount equal to 101 per cent. of their issue price, together with accrued interest to the date of redemption.

Preference Shares	the non-cumulative sterling preference shares issued to HM Treasury pursuant to the Preference Share Issue.

Preference Share Subscription Agreement	the preference share subscription agreement effective as of 13 October 2008 between the Company and HM Treasury in connection with the Preference Share Issue.

Prohibited Conduct	has the meaning set out in Part I, Appendix 2 of this document.

Proposed Assets	means the assets, commitments and exposures that RBS proposes to include within the APS.

Protected Assets	has the meaning set out in Part I, Appendix 2 of this document.

Public Works Loan Board	a statutory body operating within the UK Debt Management Office, an Executive Agency of HM Treasury, whose function is to lend money from the National Loans Fund to local authorities and other prescribed bodies, and to collect the repayments.

Qualifying CREST Shareholders	Qualifying Shareholders holding Ordinary Shares in uncertificated form in CREST.

Qualifying Euroclear Shareholders	holders of a securities account with an Admitted Institution which on the Record Date includes Euroclear Shares, resulting in the holders having an interest in the relevant Admitted Institution's collective depot of Euroclear Shares, with the exclusion (subject to exceptions) of holders with a registered address, resident or located in an Excluded Territory.

Qualifying Non-CREST Shareholders	Qualifying Shareholders holding Ordinary Shares in certificated form.

Qualifying Shareholders	holders of Ordinary Shares on the register of members of the Company at the Record Date, with the exclusion (subject to exceptions) of persons with a registered address or located or resident in an Excluded Territory, but including, where the context permits, Qualifying Euroclear Shareholders.

Quarterly Statements	has the meaning set out in Part I, Appendix 2 of this document.

RBS Group or the Group	the Company and each of its subsidiaries and subsidiary undertakings from time to time.

RBS plc	The Royal Bank of Scotland plc of 36 St Andrew Square, Edinburgh EH2 2YB.

Record Date	in respect of Qualifying Euroclear Shareholders, close of business on 16 March 2009 and, in respect of Qualifying CREST Shareholders and Qualifying Non-CREST Shareholders, close of business on 12 March 2009.

Reference Amount	has the meaning set out in Part I, Appendix 3 of this document.

Reference Class B Shares Number	has the meaning set out in Part I, Appendix 3 of this document.

Registrar or Computershare	Computershare Investor Services PLC.

Regulatory Group	means RBS, its subsidiary undertakings, participations, participating interests and any subsidiary undertakings, participations or participating interest held (directly or indirectly) by any of its subsidiary undertakings from time to time (and, for the avoidance of doubt, references to the "RBS Group", "RBS Group Companies" and "members of the RBS Group" include, without limitation ABN AMRO and each of its subsidiary undertakings).

Related Junior Asset	has the meaning set out in Part I, Appendix 2 of this document.

Related Party Assets	has the meaning set out in Part I, Appendix 2 of this document.

Relevant Amount	means £0.50 per Series 1 Class B Share, subject to adjustment from time to time.

Relevant Date	in respect of any semi-annual Dividend Access Share Dividend or Bonus Issue, the date on which the Company pays or makes the same or, if the same is not paid or made, means 31 October of the relevant year in the case of a first semi-annual Dividend Access Share Dividend or Bonus Issue, or 31 May of the relevant year in the case of a second semi-annual Dividend Access Share Dividend or Bonus Issue.

Remuneration Committee	the remuneration committee established by the Board.

Resolution 1	the ordinary resolution to be proposed at the General Meeting, notice of which is set out in this document, to approve the accession to and participation in the APS, the entry into any agreements and transactions contemplated by the Scheme, the B Share Issue and any other issue of B Shares to HM Treasury pursuant to the Accession Agreement and Acquisition and Contingent Capital Agreement, the issue of the Dividend Access Share and the issue of Ordinary Shares and Non-Voting Deferred Shares Series B issued on conversion of the B Shares, as a related party transaction.

Resolution 2	the ordinary resolution to be proposed at the General Meeting, notice of which is set out in this document, granting the Directors authority to allot B Shares, the Dividend Access Share and Ordinary Shares.

Resolution 3	the ordinary resolution to be proposed at the General Meeting, notice of which is set out in this document, granting the Directors authority to capitalise certain amounts of the Company's reserves and to apply this sum in paying up new B Shares and to consolidate and divide share capital and/or sub-divide shares.

Resolution 4	the ordinary resolution to be proposed at the General Meeting, notice of which is set out in this document, adopting the RBS 2010 Deferral Plan.

Resolution 5	the special resolution to be proposed at the General Meeting, notice of which is set out in this document, amending the Articles of Association to remove references to Authorised Share Capital and in connection with the B Share Issue, the issue of the Dividend Access Share and Non-Voting Deferred Shares Series B and the conversion of RBS's convertible securities.

Resolution 6	the special resolution to be proposed at the General Meeting, notice of which is set out in this document, empowering the Directors to allot the B Shares, the Dividend Access Share and the Ordinary Shares referred to in Resolution 2 on a non-preemptive basis, to the extent relevant.

Resolutions	Resolution 1, Resolution 2, Resolution 3, Resolution 4, Resolution 5 and Resolution 6.

RFS Holdings	RFS Holdings B.V., the investment vehicle through which RBS, Fortis and Santander acquired ABN AMRO, which is now owned by RBS, the Dutch State and Santander.

Rights Issue	the rights issue undertaken by RBS in June 2008.

Risk Weighted Assets or RWAs	means the risk weighted assets of the Regulatory Group calculated on a consolidated basis in accordance with (i) the FSA Rules and, as appropriate, equivalent rules in other jurisdictions as assessed by the FSA from time to time and (ii) advanced prudential calculation approaches as permitted by the FSA by way of a waiver or measure taken by the FSA under regulations 2 and 3 of the Capital Requirements Regulations 2006 (SI 2006/3221) and, except in relation to the Contingent Subscription, any FSA guidance provided to the Regulatory Group including in relation to (ii) above.

S&P	Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc.

Santander	Banco Santander, S.A.

Scheme Conditions	the UK Asset Protection Scheme Terms and Conditions.

Scheme Documents	the Scheme Conditions, the Accession Agreement and any other document designated in writing as such by HM Treasury and RBS plc.

Scheme Head	has the meaning set out in Part I, Appendix 2 of this document.

Scheme Principles	has the meaning set out in Part I, Appendix 2 of this document.

SEC or US Securities and Exchange Commission	the United States government agency having primary responsibility for enforcing the federal securities laws and regulating the securities industry/stock market.

Second Open Offer	the open offer undertaken by RBS in April 2009.

Second Placing and Open Offer	the placing and open offer undertaken by RBS in April 2009.

Second Placing and Open Offer Agreement	the second placing and open offer agreement dated 19 January 2009 between the Company, HM Treasury, Merrill Lynch International and UBS.

Second Subscription and Transfer Agreements	the agreements to be entered into between the Company, Cash Box Co and HM Treasury in respect of the subscription and transfer of ordinary shares and redeemable preference shares in Cash Box Co.

Securities	any securities issued by RBS.

Senior Oversight Committee	has the meaning set out in Part I, Appendix 2 of this document.

Separation	means the transfer of the Dutch State acquired businesses in the ABN AMRO Group out of the ABN AMRO Group.

Shareholder or RBS Shareholder	a holder of Ordinary Shares and, where the context permits, a holder of Cumulative Preference Shares.

SMEs	small and medium sized entities.

SOC Special Adviser	has the meaning set out in Part I, Appendix 2 of this document.

Special Liquidity Scheme or SLS	a scheme launched by the Bank of England in April 2008 to allow banks and building societies to swap temporarily their high quality mortgage-backed and other securities for UK Treasury bills.

Special Resolution Regime or SRR	the regime granting powers to HM Treasury, the Bank of England and the FSA pursuant to the Banking Act.

Specific Impairment	has the meaning set out in Part I, Appendix 2 of this document.

State Aid Commitment Deed	the deed entered into by RBS on 26 November 2009 in favour of HM Treasury.

State aid restructuring plan	the restructuring plan that RBS has been required to work with HM Treasury on, and which will be submitted to the European Commission for approval under the State aid rules.

Sterling General Collateral Repo Rate	the percentage rate per annum which is the British Bankers Association three month "Sterling General Collateral Repo Rate" displayed on page BBAM6 of the Bloomberg service as of 11.00 a.m. London time on the first day of the relevant quarter (or, if that day is not a day for which the British Bankers Association is scheduled to publish such rate, the immediately succeeding day for which the British Bankers Association is scheduled to publish such rate).

subsidiary	as defined in section 1159 of the Companies Act.

subsidiary undertaking	as defined in section 1162 of the Companies Act.

Successor Regulatory Body	means any statutory or other regulatory body that replaces the FSA as prudential regulator in the United Kingdom of the Regulatory Group.

Tax Loss Waiver	comprises three agreements which provide the right, at RBS's option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS or the B Share Issue, and the exit fee payable in connection with any termination of the Group's participation in the APS, by waiving the right to certain UK tax reliefs that are treated as deferred tax assets as described in Part I, Appendix 2 of this document.

Termination Event	A "Termination Event" will occur if: (i) an administrator, bank administrator, liquidator, receiver, administrative receiver, compulsory manager or other similar officer is appointed in respect of the Company or any Material Subsidiary or any material part of their assets, provided always that the appointment of an administrator, liquidator, receiver, administrative receiver, compulsory manager or other similar officer in respect of any other RBS Group company shall not cause a Termination Event to occur; (ii) any order is made by a competent court or a resolution is passed for the winding up or dissolution of RBS or any Material Subsidiary; (iii) an administration order is made in relation to RBS or any Material Subsidiary; (iv) RBS or any Material Subsidiary enters into a composition, compromise, assignment, assignation or arrangement (including a company voluntary arrangement or a scheme of arrangement) with any class of its financial creditors or makes a general assignment or assignation for the benefit of its creditors or takes any other action intended to prevent the enforcement of creditors' rights unless the prior written consent of HM Treasury has been obtained to that composition, compromise, assignment, assignation or arrangement, or, in the case of paragraphs (i), (ii), (iii) or (iv) above, any analogous procedure or step is taken in any jurisdiction; (v) RBS or any Material Subsidiary admits in writing that it is insolvent or unable to pay its debts as they fall due; or (vi) RBS or any Material Subsidiary stops payment of its obligations generally or ceases to carry on its business or substantially all thereof, except that a solvent winding up or stopping of payment or cessation of business for the purpose of a reconstruction, union, transfer, merger or amalgamation of RBS or any Material Subsidiary shall not constitute a Termination Event as long as RBS or any Material Subsidiary, as the case may be, is not at the time of such stopping of payment or cessation of business unable to pay its debts within the meaning of section 123(1) or 123(2) of the Insolvency Act 1986 and does not become so as a result of stopping of payment of cessation of business. In this definition of "Termination Event", references to RBS and any Material Subsidiary shall be deemed to include a reference to any holding company of any such companies from time to time.

Tier 1 Capital	means the tier 1 capital of the Regulatory Group calculated in accordance with chapter 2 of GENPRU and chapter 8 of BIPRU, in each case so far as relevant and as supplemented by any public written statement or guidance given by the FSA from time to time.

Tier 2 Capital	the tier 2 capital of the Regulatory Group calculated in accordance with chapter 2 of GENPRU and chapter 8 of BIPRU, in each case so far as relevant and supplemented by any public written statement or guidance given by the FSA from time to time.

Transaction	the accession to the Asset Protection Scheme, the B Share Issue and any other issue of B Shares to HM Treasury pursuant to the Accession Agreement and/or the Acquisition and Contingent Capital Agreement and the issue of the Dividend Access Share to HM Treasury.

Trigger	has the meaning set out in Part I, Appendix 2 of this document.

Trigger Date	has the meaning set out in Part I, Appendix 2 of this document.

Trigger Event	means the Series 1 Class B Dividend Trigger Event as defined in Annex 1.

Triggered Asset	has the meaning set out in Part I, Appendix 2 of this document.

UBS	UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

UKFI	UK Financial Investments Limited.

UK Listing Authority or UKLA	the FSA in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA.

Ulster or Ulster Bank	Ulster Bank Limited, a wholly owned subsidiary of RBS and/or its subsidiaries and/or any one of them, as the context so requires.

uncertificated or in uncertificated form	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST or constituting a giro depot (girodepot) maintained by Euroclear Nederland in accordance with the Dutch Securities Giro Act as a result of which title may be transferred in accordance with the Dutch Securities Giro Act.

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland.

United States or US	the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

Upper Tier 2 Instrument	means an instrument that is treated as forming part of RBS's upper tier 2 capital and shall be interpreted in accordance with GENPRU or, in the case of any instruments issued prior to 31 December 2006, IPRU (Bank), the Guide to Banking Supervisory Policy published by the FSA or, if relevant, any rules or guidance published by the Bank of England in force at the time when the relevant upper tier 2 instrument was issued.

US Exchange Act	the United States Securities Exchange Act of 1934, as amended.

US Securities Act	the United States Securities Act of 1933, as amended.

VAT	value added tax.

ANNEX 1—TERMS OF ISSUE OF THE B SHARES AND THE DIVIDEND ACCESS SHARE

PART A TERMS OF ISSUE OF THE RBS SERIES 1 CLASS B SHARES

1      General

Each Series 1 Class B Share will have a nominal value of £0.01 and will be fully paid up at issue. The Series 1 Class B Shares will be issued in registered form and may be held in either certificated form or uncertificated in CREST. Temporary documents of title in relation to the Series 1 Class B Shares in certificated form will not be issued pending despatch by post of definitive certificates. Capitalised terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in paragraph 14 below.

2      Series 1 Class B Dividends

2.1
For so long as a Series 1 Class B Dividend Trigger Event has not occurred in respect of any Series 1 Class B Shares, the Series 1 Class B Shares shall rank pari passu with the holders of the Company's Ordinary Shares in respect of any cash dividends paid on the Ordinary Shares. Each Series 1 Class B Share shall entitle its holder to the same cash dividend (the "Series 1 Class B Dividend") as is (or may, at the election of a holder of an Ordinary Share, be) payable to the holder of one (as adjusted from time to time as provided below, the "Pay-out Ratio") Ordinary Share.

  If a Series 1 Class B Dividend Trigger Event has occurred in respect of any Series 1 Class B Shares, the Series 1 Class B Shares in respect of which the Series 1 Class B Dividend Trigger Event has occurred shall rank pari passu with the holders of the Company's Ordinary Shares in respect of any dividends paid on the Ordinary Shares. Each Series 1 Class B Share shall entitle its holder to the same dividend as is (or may, at the election of a holder of an Ordinary Share, be) payable to the holder of one (as adjusted from time to time as provided below, the "Pay-out Ratio") Ordinary Share. If an Ordinary Share Bonus Issue is made, a holder of a Series 1 Class B Share in respect of which the Series 1 Class B Dividend Trigger Event has occurred shall be entitled to receive the same number of Ordinary Shares as is payable to the holder of one (as adjusted from time to time as provided below) Ordinary Share, save that if the issue of such Ordinary Share(s) to such holder would result in it holding directly or indirectly more than 75 per cent. of the total issued Ordinary Shares then such holder shall instead receive further Series 1 Class B Shares. The number of such further Series 1 Class B Shares to be issued to such holder shall be such number of Series 1 Class B Shares as shall be certified by the Independent Financial Adviser (acting as an expert) to be as nearly as possible equal to (but not greater than) the Fair Market Value (disregarding any tax credit) of the number of Ordinary Shares to be issued to the holder of one Ordinary Share (as adjusted from time to time as provided below) in such Ordinary Share Bonus Issue, based on the Fair Market Value of a Series 1 Class B Share at the time of such determination. A written opinion of the Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest error.

  If and whenever there shall be a consolidation, redesignation or subdivision in relation to:

  (i)
  the Ordinary Shares, the Pay-out Ratio shall be adjusted by multiplying the Pay-out Ratio in force immediately prior to such consolidation, redesignation or subdivision by the following fraction:

     A
     B

    where:

    A
    is the aggregate number of Ordinary Shares in issue immediately after, and as a result of, such consolidation, redesignation or subdivision, as the case may be; and

    B
    is the aggregate number of the Ordinary Shares in issue immediately before such consolidation, redesignation or subdivision, as the case may be.

    Such adjustment shall become effective on the date the consolidation, redesignation or subdivision, as the case may be, takes effect.

  (ii)
  the Series 1 Class B Shares, the Pay-out Ratio shall be adjusted by dividing the Pay-out Ratio in force immediately prior to such consolidation, redesignation or subdivision by the following fraction:

     A
     B

    where:

    A
    is the aggregate number of Series 1 Class B Shares in issue immediately after, and as a result of, such consolidation, redesignation or subdivision, as the case may be; and

    B
    is the aggregate number of the Series 1 Class B Shares in issue immediately before such consolidation, redesignation or subdivision, as the case may be.

  Such adjustment shall become effective on the date the consolidation, redesignation or subdivision, as the case may be, takes effect.

2.2
The record date for any such dividend payment on the Series 1 Class B Shares and the date on which such payment is to be made shall be the same such dates for the corresponding payment under the Dividend Access Share.

2.3
The Company shall, upon determining any dividend pursuant to this paragraph 2, cause the amount thereof to be notified to the holders of Series 1 Class B Shares in accordance with paragraph 9 and, if and for so long as the Series 1 Class B Shares are listed on the London Stock Exchange and such exchange so requires, to such exchange as soon as possible after determination of the rate but in no event later than the fourth Business Day thereafter.

2.4
Subject to these terms of issue, the Company will, if to be paid, pay Series 1 Class B Dividends out of its distributable profits in sterling. Series 1 Class B Dividends may be paid by the Company by crediting any account which the holder of the Series 1 Class B Shares, or in the case of joint holders, the holder whose name stands first in the register in respect of the Series 1 Class B Shares, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by the Articles.

  Any Series 1 Class B dividend, if to be paid, may also be paid by cheque sent by post addressed to the holder of the Series 1 Class B Shares at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the Series 1 Class B Shares at his address as appearing in such register or addressed to such person at such address as the holder or joint holders may in writing direct and despatched so as to be received by the holder of the Series 1 Class B Shares on or before the date for payment of such Series 1 Class B dividend. The Company shall not be liable to the holders of the Series 1 Class B Shares in any way if such cheque is received late due to postal delays or strikes.

  Any such Series 1 Class B dividend may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person, in each case as the holder or joint holders may in writing direct.

  If payment in respect of the Series 1 Class B Shares into any such bank account is to be made on a Class B dividend payment date which is not a Business Day, then payment of such amount will be made on the next succeeding Business Day, without any interest or payment in respect of such delay.

  Payments in respect of amounts payable by way of Class B dividend will be subject in all cases to any applicable fiscal or other laws and other regulations.

  The Board of Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this paragraph 2.

3      Rights upon Liquidation

On a winding-up or liquidation, voluntary or otherwise, holders of Series 1 Class B Shares will rank in the application of the assets of the Company available to shareholders: (1) equally in all respects with holders of the Dividend Access Share and the Ordinary Shares and any other class of shares or securities of the Company in issue or which may be issued by the Company which rank or are expressed to rank equally with the Series 1 Class B Shares, the Dividend Access Share or the Ordinary Shares on a winding-up or liquidation and (2) junior to all other shareholders and all creditors of the Company.

In such event a holder of a Series 1 Class B Share will be deemed to hold one (as adjusted from time to time as provided below, the "Winding Up Ratio") Ordinary Share for each Series 1 Class B Share held by him and will be entitled to receive out of the surplus assets of the Company remaining after payment of all prior-ranking claims, a sum equal to that payable to a holder of one (as adjusted) Ordinary Share in such event for each Series 1 Class B Share held by him.

The initial Winding Up Ratio is one. Upon the happening of any of the events in respect of which the Conversion Price shall be adjusted as provided in:

(i)
sub-paragraphs 4(b)(i) to (x) (inclusive) below, the Winding Up Ratio shall also be adjusted at the same time as follows:

NWUR = OWUR ×	OCP NCP

  and

(ii)
paragraph 4(l) below, the Winding Up Ratio shall also be adjusted at the same time as follows:

NWUR = OWUR ×	NRA ORA

  where:

  NWUR means the new Winding Up Ratio, following such adjustment;

  OWUR means the old Winding Up Ratio, immediately prior to such adjustment;

  NCP means the new Conversion Price, following such adjustment;

  OCP means the old Conversion Price, immediately prior to such adjustment;

  NRA means the new Relevant Amount, following such adjustment; and

  ORA means the old Relevant Amount, immediately prior to such adjustment.

4      Conversion

(a)   Conversion Period and Conversion Price

  Subject as provided herein, each Series 1 Class B Share shall entitle the holder to convert such Series 1 Class B Share into new and/or existing Ordinary Shares as determined by the Company, credited as fully paid (a "Conversion Right").

  The number of Ordinary Shares to be created, issued or transferred and delivered per Series 1 Class B Share on exercise of a Conversion Right shall be determined by dividing the Relevant Amount in effect on the relevant Conversion Date (as defined below) of the Series 1 Class B Shares to be converted by the Conversion Price in effect on the relevant Conversion Date.

  A holder of Series 1 Class B Shares may exercise the Conversion Right in respect of a Series 1 Class B Share by delivering such Series 1 Class B Share to the specified office of the Registrar in accordance with paragraph 4(h) whereupon the Company shall (subject as provided herein) procure the delivery to, or as directed by, the relevant holder of Series 1 Class B Shares of Ordinary Shares credited as paid up in full as provided in this paragraph 4. A holder of a Series 1 Class B Share in uncertificated form shall exercise the Conversion Right attached to such Series 1 Class B Share by complying with the rules from time to time laid down by the Company in a manner consistent with the Regulations.

  Subject to and as provided herein, the Conversion Right in respect of a Series 1 Class B Share may be exercised, at the option of the holder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from the Issue Date.

  The period during which Conversion Rights may (subject as provided below) be exercised by a holder of Series 1 Class B Shares is referred to as the "Conversion Period".

  Fractions of Ordinary Shares will not be created, issued or transferred and delivered on conversion or pursuant to paragraph 4(c) and no cash payment or other adjustment will be made in lieu thereof. However, if the Conversion Right in respect of more than one Series 1 Class B Share is exercised at any one time such that Ordinary Shares to be delivered on conversion or pursuant to paragraph 4(c) are to be registered in the same name, the number of such Ordinary Shares to be delivered in respect thereof shall be calculated on the basis of the aggregate Relevant Amount (as in effect on the relevant Conversion Date) of such Series 1 Class B Shares being so converted and rounded down to the nearest whole number of Ordinary Shares.

  The Company will procure that Ordinary Shares to be created, issued or transferred and delivered on conversion will be created, issued or transferred and delivered to the holder of the Series 1 Class B Shares completing the relevant Conversion Notice or his nominee. Such Ordinary Shares will be deemed to be created, issued or transferred and delivered as of the relevant Conversion Date. Any Additional Ordinary Shares to be created, issued or transferred and delivered pursuant to paragraph 4(c) will be deemed to be created, issued or transferred and delivered as of the relevant Reference Date.

  Conversion of the Relevant Shares may be effected in such manner as the Board of Directors shall in its sole discretion from time to time determine, whether in accordance with the following provisions of this paragraph 4(a) or the provisions of the Articles, or as may otherwise be permitted by applicable law (and by the Regulations in the case of shares in uncertificated form).

  The Board of Directors may, subject as herein provided, elect to redeem the Relevant Shares (or any of them) at the Relevant Amount on any Conversion Date out of the profits of the Company which would otherwise be available for distribution to the holders of any class of shares. The Series 1 Class B Shares shall confer upon the holders thereof the right and the obligation (in the event that the Series 1 Class B Shares held by them respectively become Relevant Shares and the Board of Directors determine to redeem the same at the Relevant Amount out of profits as aforesaid) to subscribe for or acquire, simultaneously with such redemption, the appropriate number of Ordinary Shares (calculated at the applicable Conversion Price) at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holders are so entitled. In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Secretary of the Company (or any other person appointed for the purpose by the Board of Directors) to apply the redemption moneys payable to him, simultaneously with such redemption, in subscribing for or acquiring such Ordinary Shares at such premium (if any) as aforesaid.

  The Board of Directors may, subject as herein provided, elect to redeem the Relevant Shares (or any of them) on any Conversion Date at the Relevant Amount out of the proceeds of a fresh issue of Ordinary Shares. The Series 1 Class B Shares shall confer upon the holders thereof the right and the obligation (in the event that the Series 1 Class B Shares held by them respectively become Relevant Shares and the Board of Directors determines to redeem the same at the Relevant Amount out of the proceeds of a fresh issue as aforesaid) to subscribe, and the holders shall be deemed irrevocably to authorise and instruct the Secretary of the Company (or any other person appointed for the purpose by the Board of Directors) to subscribe, as agent on the holders' behalf, simultaneously with such redemption, for the appropriate number of Ordinary Shares (which authority shall include the right to borrow money) (calculated at the applicable Conversion Price) at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holders are so entitled. In any such case, the Conversion Notice given by or relating to a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Board of Directors to apply the redemption moneys payable to him, simultaneously with such redemption, in payment to his said agent.

  The Board of Directors may determine to effect conversion by means of consolidation and sub-division. In such case the requisite consolidation and sub-division shall be effected pursuant to the shareholder authority given by the passing in General Meeting of a resolution at the same General Meeting at which the initial resolution was passed creating the Class B Share Capital and authorising the Board of Directors to set the terms of the Series 1 Class B Shares, by (i) consolidating into one share all the Relevant Shares at any Conversion Date held by any holder or joint holders (treating holdings of the same holder or joint holders in certificated form and uncertificated form as separate holdings, unless the Board of Directors otherwise determines) and (ii) sub-dividing such consolidated share into shares of £0.25 each (or such other amount as may be appropriate as a result of any consolidation, sub-division, repayment or reduction of capital or other event giving rise to an adjustment of the nominal amount of the Ordinary Shares) of which such number of shares as may be appropriate shall be Ordinary Shares and the balance of such shares (including any fractions) shall be Non-voting Deferred Shares Series B (in certificated form, unless the Board of Directors otherwise determines) (each a "Non-Voting Deferred Share Series B") which shall have the rights and be subject to the restrictions set out in the Articles.

  The Board of Directors may determine to effect conversion by means of capitalisation issue under Article 148, consolidation and sub-division. In such case the requisite capitalisation issue, consolidation and sub-division shall be effected pursuant to the shareholder authority given by the passing in General Meeting of a resolution at the same General Meeting at which the initial resolution was passed creating the Class B Share Capital and authorising the Board of Directors to set the terms of the Series 1 Class B Shares, by capitalising from profits or reserves (including any share premium account, capital redemption reserve, merger reserve, revaluation reserve or any other reserve, including distributable reserves) such number of new Series 1 Class B Shares (the "Capitalisation Issue Shares") as shall bring the total nominal amount of the Relevant Shares and the Capitalisation Issue Shares to at least the total nominal amount of the Ordinary Shares to which the holders of the Relevant Shares are entitled on conversion, consolidating into one share all the Relevant Shares at any Conversion Date held by any holder or joint holders (treating holdings of the same holder or joint holders in certificated form and uncertificated form as separate holdings, unless the Board of Directors otherwise determines) and such number of the relevant Capitalisation Issue Shares as may be determined by the Board of Directors and sub-dividing such consolidated share into shares of £0.25 each (or such other amount as may be appropriate as a result of any consolidation, sub-division, repayment or reduction of capital or other event giving rise to an adjustment of the nominal amount of the Ordinary Shares) of which such number of shares as may be appropriate shall be Ordinary Shares and the balance of such shares (including any fractions) shall be Non-Voting Deferred Shares Series B (in certificated form, unless the Board of Directors otherwise determines) which shall have the rights and be subject to the restrictions set out in the Articles.

  Any conversion effected pursuant to this paragraph 4(a) which gives rise to Non-Voting Deferred Shares Series B being held by holders of Relevant Shares shall be deemed irrevocably to authorise and instruct the Secretary of the Company (or any other person appointed for the purpose by the Board of Directors) as agent for the holders of the Non-Voting Deferred Shares Series B to surrender the Non-Voting Deferred Shares Series B to the Company for no consideration and to execute on behalf of such holders such documents as are necessary in connection with such surrender without obtaining the sanction of the holder or holders thereof, and pending such surrender to retain the certificate for such Non-Voting Deferred Shares Series B.

  No adjustments shall be made to the Conversion Price, Relevant Amount or Winding Up Ratio as a result of any steps taken by the Company as described in this paragraph 4(a) in order to effect conversion of the Relevant Shares.

(b)   Adjustment of Conversion Price

  Upon the happening of any of the events described below, the Conversion Price shall be adjusted as follows:

  (i)
  If and whenever there shall be a consolidation, redesignation or subdivision in relation to the Ordinary Shares, the Conversion Price shall be adjusted by multiplying the Conversion

    Price in force immediately prior to such consolidation, redesignation or subdivision by the following fraction:

     A
     B

    where:

    A
    is the aggregate number of Ordinary Shares in issue immediately before such consolidation, redesignation or subdivision, as the case may be; and

    B
    is the aggregate number of Ordinary Shares in issue immediately after, and as a result of, such consolidation, redesignation or subdivision, as the case may be.

    Such adjustment shall become effective on the date the consolidation, redesignation or subdivision, as the case may be, takes effect.

  (ii)
  If and whenever the Company shall issue any Ordinary Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including but not limited to any share premium account, capital redemption reserve, merger reserve or revaluation reserve) other than (1) where any such Ordinary Shares are or are to be issued instead of the whole or part of a Dividend in cash which the Shareholders would or could otherwise have elected to receive, (2) where the Shareholders may elect to receive a Dividend in cash in lieu of such Ordinary Shares or (3) where any such Ordinary Shares are issued by way of an Ordinary Share Bonus Issue, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

     A
     B

    where:

    A
    is the aggregate number of Ordinary Shares in issue immediately before such issue; and

    B
    is the aggregate number of Ordinary Shares in issue immediately after such issue.

    Such adjustment shall become effective on the date of issue of such Ordinary Shares.

  (iii)
  If and whenever the Company shall pay or make any Capital Distribution to the Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A - B
A

    where:

    A
    is the Current Market Price of one Ordinary Share on the Effective Date; and

    B
    is the portion of the Fair Market Value of the aggregate Capital Distribution attributable to one Ordinary Share, with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Ordinary Shares entitled to receive the relevant Capital Distribution.

    Such adjustment shall become effective on the Effective Date or, if later, the first date upon which the Fair Market Value of the relevant Capital Distribution is capable of being determined as provided herein.

    "Effective Date" means, in respect of this sub-paragraph (b)(iii), the first date on which the Ordinary Shares are traded ex- the relevant Dividend on the Relevant Stock Exchange or in the case of a Spin-Off, the first date on which the Ordinary Shares are traded ex- the relevant Spin-Off on the Relevant Stock Exchange.

    "Capital Distribution" means any Non-Cash Dividend.

    "Non-Cash Dividend" means any Dividend which is not a Dividend to be declared or paid in cash, and shall include a Spin-Off.

  (iv)
  if and whenever the Company shall issue Ordinary Shares to Shareholders as a class by way of rights, or shall issue or grant to Shareholders as a class by way of rights, any options, warrants or other rights to subscribe for or purchase any Ordinary Shares, or any Securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Ordinary Shares (or shall grant any such rights in respect of existing securities so issued), in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

     A + B
     A + C

    where:

    A
    is the number of Ordinary Shares in issue on the Effective Date;

    B
    is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares issued by way of rights, or for the Securities issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares deliverable on the exercise thereof, would purchase at such Current Market Price per Ordinary Share; and

    C
    is the number of Ordinary Shares to be issued or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights or upon conversion or exchange or exercise of rights of subscription or purchase in respect thereof at the initial conversion, exchange, subscription or purchase price or rate, provided that if at the time of issue or grant (as used in this sub-paragraph (b)(iv), the "Specified Date"), such number or maximum number of Ordinary Shares which could be issued is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time, then for the purposes of this sub-paragraph (b)(iv), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase, conversion or exchange had taken place on the Specified Date.

    Such adjustment shall become effective on the Effective Date.

    "Effective Date" means, in respect of this sub-paragraph (b)(iv), the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

  (v)
  If and whenever the Company shall issue any Securities (other than the Series 1 Class B Shares, Ordinary Shares or options, warrants or other rights to subscribe for or purchase any Ordinary Shares or any Securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Ordinary Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any Securities (other than the Series 1 Class B Shares, Ordinary Shares or options, warrants or other rights to subscribe for or purchase Ordinary Shares or any Securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Ordinary Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A - B
A

    where:

    A
    is the Current Market Price of one Ordinary Share on the Effective Date; and

    B
    is the Fair Market Value on the Effective Date of the portion of the rights attributable to one Ordinary Share.

    Such adjustment shall become effective on the Effective Date.

    "Effective Date" means, in respect of this sub-paragraph (b)(v), the first date on which the Ordinary Shares are traded ex- the relevant Securities or ex-rights, ex-option or ex-warrants on the Relevant Stock Exchange.

  (vi)
  If and whenever the Company shall issue (otherwise than as mentioned in sub-paragraph (b)(iv) above) wholly for cash or for no consideration any Ordinary Shares (other than Ordinary Shares issued on conversion of the Series 1 Class B Shares or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares) or issue or grant (otherwise than as mentioned in sub-paragraph (b)(iv) above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Ordinary Shares (other than the Series 1 Class B Shares), in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the date of the first public announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

     A + B
     A + C

    where:

    A
    is the number of Ordinary Shares in issue immediately before the issue of such Ordinary Shares or the grant of such options, warrants or rights;

    B
    is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such Ordinary Shares or, as the case may be, for the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Ordinary Share; and

    C
    is the number of Ordinary Shares to be issued pursuant to such issue of such Ordinary Shares or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights, provided that if, on the Effective Date, such number or maximum number of Ordinary Shares which could be issued is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this sub-paragraph (b)(vi), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Effective Date and as if such subscription or purchase had taken place on the Effective Date.

    Such adjustment shall become effective on the Effective Date.

    "Effective Date" means, in respect of this sub-paragraph (b)(vi), the date of issue of such Ordinary Shares or, as the case may be, the grant of such options, warrants or rights.

  (vii)
  If and whenever the Company or any Subsidiary of the Company or (at the direction or request of or pursuant to any arrangements with the Company or any Subsidiary of the Company) any other company, person or entity (otherwise than as mentioned in sub-paragraphs (b)(iv), (b)(v) or (b)(vi) above) shall issue wholly for cash or for no consideration any Securities (other than the Series 1 Class B Shares) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Ordinary Shares (or shall grant any such rights in respect of existing Securities so issued) or Securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the date of the first public announcement of the terms of issue of such Securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

     A + B
     A + C

    where:

    A
    is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Ordinary Shares which have been issued, purchased or acquired by the Company or any Subsidiary of the Company (or at the direction or request or pursuant to any arrangements with the Company or any Subsidiary of the Company) for the purposes of or in connection with such issue, less the number of such Ordinary Shares so issued, purchased or acquired);

    B
    is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such Securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

    C
    is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares which may be issued or arise from any such redesignation, provided that if at the time of issue of the relevant Securities or date of grant of such rights (as used in this sub-paragraph (b)(vii), the "Specified Date") such number or maximum number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such Securities are redesignated or at such other time as may be provided), then for the purposes of this sub-paragraph (b)(vii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

    Such adjustment shall become effective on the Effective Date.

    "Effective Date" means, in respect of this sub-paragraph (b)(vii), the date of issue of such Securities or, as the case may be, the grant of such rights.

  (viii)
  If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such Securities (other than the Series 1 Class B Shares) as are mentioned in sub-paragraph (b)(vii) above (other than in accordance with the terms (including terms as to adjustment) applicable to such Securities upon issue) so that following such modification the consideration per Ordinary Share receivable has been reduced and is less than 95 per cent. of the Current Market Price per Ordinary Share on the date of the first public announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

     A + B
     A + C

    where:

    A
    is the number of Ordinary Shares in issue on the dealing day immediately before such modification (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for, or purchase or acquisition of, Ordinary

      Shares which have been issued, purchased or acquired by the Company or any Subsidiary of the Company (or at the direction or request or pursuant to any arrangements with the Company or any Subsidiary of the Company) for the purposes of or in connection with such Securities, less the number of such Ordinary Shares so issued, purchased or acquired);

    B
    is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription, purchase or acquisition attached to the Securities so modified would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange, subscription, purchase or acquisition price or rate of such Securities; and

    C
    is the maximum number of Ordinary Shares which may be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription, purchase or acquisition price or rate but giving credit in such manner as an Independent Financial Adviser (acting as an expert) shall consider appropriate for any previous adjustment under this sub-paragraph (b)(viii) or sub-paragraph (b)(vii) above, provided that if at the time of such modification (as used in this sub-paragraph (b)(viii), the "Specified Date") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription, purchase or acquisition are exercised or at such other time as may be provided), then, for the purposes of this sub-paragraph (b)(viii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition had taken place on the Specified Date.

    Such adjustment shall become effective on the Effective Date.

    "Effective Date" means, in respect of this sub-paragraph (b)(viii), the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such Securities.

  (ix)
  If and whenever the Company or any Subsidiary of the Company or (at the direction or request of or pursuant to any arrangements with the Company or any Subsidiary of the Company) any other company, person or entity shall offer any Securities, in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such Securities may be acquired by them (except where the Conversion Price falls to be adjusted under sub-paragraphs (b)(ii), (b)(iii), (b)(iv), (b)(vi) or (b)(vii) above (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant day) or under sub-paragraph (b)(v) above), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the Effective Date by the following fraction:

A - B
A

    where:

    A
    is the Current Market Price of one Ordinary Share on the Effective Date; and

    B
    is the Fair Market Value on the Effective Date of the portion of the relevant offer attributable to one Ordinary Share.

    Such adjustment shall become effective on the Effective Date.

    "Effective Date" means, in respect of this sub-paragraph (b)(ix), the first date on which the Ordinary Shares are traded ex-rights on the Relevant Stock Exchange.

  (x)
  If the Company determines that, or is requested by the holders of at least 75 per cent. of the outstanding Series 1 Class B Shares to determine whether, an adjustment should be made to the Conversion Price as a result of one or more circumstances not referred to above in this paragraph 4(b) or in paragraph 4(l) (even if the relevant circumstance is specifically excluded from the operation of sub-paragraphs (b)(i) to (ix) above), the Company shall, at its own expense and acting reasonably, request an Independent Financial Adviser (acting as an expert) to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment (if any) should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this sub-paragraph (b)(x) if such Independent Financial Adviser is so requested to make such a determination not more than 21 days after the date on which the relevant circumstance arises.

    Notwithstanding the foregoing provisions,

    (a)
    where the events or circumstances giving rise to any adjustment pursuant to this paragraph 4(b) or paragraph 4(l) have already resulted or will result in an adjustment to the Conversion Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Company, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by an Independent Financial Adviser (acting as an expert) to be in its opinion appropriate to give the intended result; and

    (b)
    such modification shall be made to the operation of the provisions of this paragraph 4(b) or paragraph 4(l) as may be advised by an Independent Financial Adviser (acting as an expert) to be in its opinion appropriate to ensure that (i) an adjustment to the Conversion Price or the economic effect thereof shall not be taken into account more than once and (ii) the economic effect of a Dividend shall not be taken into account more than once.

      For the purpose of any calculation of the consideration receivable or price pursuant to sub-paragraphs (b)(iv), (b)(vi), (b) (vii) and (b)(viii), the following provisions shall apply:

      (a)
      the aggregate consideration receivable or price for Ordinary Shares issued for cash shall be the amount of such cash;

      (b)
      (x) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the consideration or price received or receivable for any such Securities and (y) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration or price received or receivable for such Securities or, as the case may be, for such options, warrants or rights which are attributed by the Company to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the relevant Effective Date as referred to in sub-paragraph 4(b)(iv) or the date of the first public announcement of the terms of issue of such Securities or, as the case may be, such options, warrants or rights as referred to in sub-paragraphs 4(b)(vi), (b)(vii) and (b)(viii) plus, in the case of each of (x) and (y) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights or subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (z) the consideration receivable or price per Ordinary Share upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (x) or (y) above (as the case may be) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

      (c)
      if the consideration or price determined pursuant to (a) or (b) above (or any component thereof) shall be expressed in a currency other than the Relevant Currency, it shall be converted into the Relevant Currency at the Prevailing Rate on the relevant Effective Date (in the case of (a) above and sub-paragraph 4(b)(iv) and (ix)) or the relevant date of the first public announcement of the terms of issue of such Securities or, as the case may be, such options, warrants or rights (as the case may be) (in the case of sub-paragraphs 4(b)(vi), (vii) and (viii)) (or, if a rate cannot be determined at such time, the rate prevailing at the close of business on the immediately preceding day on which such rate can be so determined);

      (d)
      in determining the consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Ordinary Shares or Securities or options, warrants or rights, or otherwise in connection therewith; and

      (e)
      the consideration or price shall be determined as provided above on the basis of the consideration or price received, receivable, paid or payable regardless of whether all or part thereof is received, receivable, paid or payable by or to the Company or another entity on its behalf.

(c)   Retroactive Adjustments

  If the Conversion Date in relation to the conversion of any Series 1 Class B Share shall be after the record date in respect of any consolidation, redesignation or sub-division as is mentioned in sub-paragraph 4(b)(i) or paragraph 4(l), or after the record date or other due date for the establishment of entitlement for any such issue, distribution, grant or offer (as the case may be) as is mentioned in sub-paragraphs 4(b)(ii), (iii), (iv), (v) or (ix), or after the date of the first public announcement of the terms of any such issue or grant as is mentioned in sub-paragraphs 4(b)(vi) and (vii) or of the terms of any such modification as is mentioned in sub-paragraph 4(b)(viii), but before the relevant adjustment to the Conversion Price becomes effective under paragraph 4(b) or, as the case may be, the relevant adjustment to the Relevant Amount becomes effective under paragraph 4(l) (such adjustment, a "Retroactive Adjustment"), then the Company shall (conditional upon the relevant adjustment becoming effective) procure that there shall be created, issued or transferred and delivered to the converting holder of Series 1 Class B Shares, in accordance with the instructions contained in the Conversion Notice, such additional number of Ordinary Shares (if any) (the "Additional Ordinary Shares") as, together with the Ordinary Shares issued or to be transferred and delivered on conversion of the relevant Series 1 Class B Share (together with any fraction of an Ordinary Share not so issued), is equal to the number of Ordinary Shares which would have been required to be issued or delivered on conversion of such Series 1 Class B Share as if the relevant adjustment to the Conversion Price or Relevant Amount (as the case may be) had been made and become effective immediately prior to the relevant Conversion Date.

(d)   Decision of an Independent Financial Adviser

  If any doubt shall arise as to whether an adjustment falls to be made to the Relevant Amount, Conversion Price or Winding-up Ratio or as to the appropriate adjustment to the Relevant Amount, Conversion Price or Winding-up Ratio, and following consultation between the Company and an Independent Financial Adviser, a written opinion of such Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest or proven error.

(e)   Share or Option Schemes

  No adjustment will be made to the Conversion Price where Ordinary Shares or other Securities (including rights, warrants and options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees (including Directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of the Company or any of its Subsidiaries or any associated company (including ABN AMRO Holding N.V. and its subsidiaries from time to time) or to a trustee or trustees to be held for the benefit of any such person, in any such case pursuant to any Employee Share Scheme.

(f)    Rounding Down and Notice of Adjustment to the Conversion Price

  On any adjustment, the resultant Conversion Price, if not an integral multiple of £0.01, shall be rounded down to the nearest whole multiple of £0.01. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made.

  Notice of any adjustments to the Conversion Price (and resulting Winding Up Ratio) shall be given by the Company to holders of Series 1 Class B Shares in accordance with paragraph 9 promptly after the determination thereof.

(g)   Minimum Conversion Price

  The Conversion Price shall not in any event be reduced to below the nominal value of the Ordinary Shares. The Company undertakes that it shall not take any action, and shall procure that no action is taken, that would result in an adjustment to the Conversion Price to below such nominal value or any minimum level permitted by law and regulation.

(h)   Procedure for exercise of Conversion Rights

  Conversion Rights may be exercised by a Series 1 Class B Shareholder during the Conversion Period by:

  (i)
  in the case of Series 1 Class B Shares in certificated form, delivering the certificate representing the relevant Series 1 Class B Share to the specified office of the Registrar, during its usual business hours, accompanied by a duly completed and signed notice of conversion in the form (for the time being current) obtainable from the Registrar. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable; and

  (ii)
  in the case of Series 1 Class B Shares in uncertificated form, sending to the Company or its agent at any time during the Conversion Period a properly authenticated dematerialised instruction (or other notification specified by the Company) in such form and subject to such terms and conditions as may (subject to the facilities and requirements of the relevant system concerned) from time to time be prescribed by the Board of Directors, who may require that the instruction be such as to divest the holder of the Series 1 Class B Shares concerned of the power to transfer such Series 1 Class B Shares to another person, each such notice or instruction being hereinafter called a "Conversion Notice". A Conversion Notice once given may not be withdrawn without consent in writing of the Company.

  If such delivery is made after the end of normal business hours or on a day which is not a business day in the place of the specified office of the Registrar, such delivery shall be deemed for all purposes hereof to have been made on the next following such business day.

  Any determination as to whether any Conversion Notice has been duly completed and properly delivered shall be made by the Registrar and shall, save in the case of manifest or proven error, be conclusive and binding on the Company, the Registrar and the relevant holder of Series 1 Class B Shares.

  The conversion date in respect of a Series 1 Class B Share (the "Conversion Date") shall be the business day in London immediately following the date of the delivery of the certificate representing the relevant Series 1 Class B Share (unless in uncertificated form) and the Conversion Notice as provided in this paragraph 4(h).

  A Series 1 Class B Shareholder exercising a Conversion Right must pay directly to the relevant authorities any taxes and capital, stamp, issue and registration and transfer taxes and duties, arising on conversion (other than any taxes or capital, stamp, issue and registration and transfer taxes and duties, payable in the United Kingdom in respect of the issue or transfer and delivery of any Ordinary Shares on such conversion (including any Additional Ordinary Shares), which shall be paid by the Company).

  Such Series 1 Class B Shareholder must also pay all, if any, taxes imposed on it and arising by reference to any disposal or deemed disposal of a Series 1 Class B Share or interest therein in connection with the exercise of Conversion Rights by it).

  The Company shall pay any expenses of obtaining a listing for any Ordinary Shares arising on the exercise of a Conversion Right on the Relevant Stock Exchange.

(i)    Delivery of Ordinary Shares

  The Ordinary Shares to be created, issued or transferred and delivered following the exercise of a Conversion Right will not be available for issue (i) to, or to a nominee or agent for, Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme or any other person providing a clearance service within the meaning of Section 96 of the Finance Act 1986 of the United Kingdom or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of Section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the "abolition day" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

  Ordinary Shares to be created, issued or transferred and delivered following the exercise of a Conversion Right will be delivered in uncertificated form through CREST, unless at the relevant time the Ordinary Shares are not a participating security in CREST or the relevant holder elects to receive the Ordinary Shares in certificated registered form. Where Ordinary Shares are to be delivered through CREST, they will be delivered to the account specified by the relevant holder of Series 1 Class B Shares in the relevant Conversion Notice by not later than seven London business days following the relevant Conversion Date (or, in the case of any Additional Ordinary Shares not later than seven London business days following the relevant Reference Date). Where Ordinary Shares are to be delivered in certificated form, a certificate in respect thereof will be dispatched by mail free of charge (but uninsured and at the risk of the recipient) to the relevant holder of Series 1 Class B Shares or as it may direct in the relevant Conversion Notice within 14 days following (i) the relevant Conversion Date or (ii) (in the case of Additional Ordinary Shares) the Reference Date.

(j)    Ordinary Shares

  Ordinary Shares created, issued or transferred and delivered upon conversion of the Series 1 Class B Shares will be fully paid and will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the relevant Conversion Date or, in the case of Additional Ordinary Shares, on the relevant Reference Date, except in any such case for any right excluded by mandatory provisions of applicable law and except that such Ordinary Shares or, as the case may be, Additional Ordinary Shares will not rank for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions or payments the record date or other due date for the establishment of entitlement for which falls prior to the relevant Conversion Date or relevant Reference Date. If Ordinary Shares are created, issued or transferred and delivered upon conversion of the Series 1 Class B Shares and the relevant Conversion Date or, in the case of Additional Ordinary Shares, the relevant Reference Date is a record date for the establishment of entitlement to any rights, distributions or payments under both the Series 1 Class B Shares and the Ordinary Shares, the holders of the Series 1 Class B Shares which are being converted will be entitled to such rights, distributions or payments as holders of Ordinary Shares but not as holders of Series 1 Class B Shares.

(k)   Undertakings

  Whilst any Conversion Right remains exercisable, the Company will, save with the consent in writing of the holders of three-fourths of the issued Series 1 Class B Shares or with the sanction of a special resolution passed at a separate General Meeting of the holders of the Series 1 Class B Shares (to which the provisions of the Articles, including Article 6, shall apply):

  (i)
  not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on the exercise of Conversion Rights, Ordinary Shares could not, under any applicable law then in effect, be legally issued as fully paid;

  (ii)
  use all reasonable endeavours to ensure that the Ordinary Shares issued upon exercise of Conversion Rights will, as soon as is practicable, be admitted to listing and to trading on the Relevant Stock Exchange and will be listed, quoted or dealt in, as soon as is practicable, on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in;

  (iii)
  for so long as any Series 1 Class B Share remains outstanding, use all reasonable endeavours to ensure that its issued and outstanding Ordinary Shares shall be admitted to listing on the Relevant Stock Exchange;

  (iv)
  at all times keep available for issue, free from pre-emptive rights, sufficient Ordinary Shares to enable the exercise of Conversion Rights, and all other rights of subscription and exchange for, and conversion into, Ordinary Shares, to be satisfied in full at the current subscription, purchase or other acquisition prices or rates;

  (v)
  in the event of a Newco Scheme, take (or shall procure that there is taken) all necessary action to ensure that immediately after completion of the Scheme of Arrangement, such amendments are made to the terms of the Series 1 Class B Shares as are necessary or desirable to enable the Series 1 Class B Shares to be converted or exchanged into ordinary shares or units or the equivalent in Newco mutatis mutandis in accordance with and subject to these provisions of the Articles, with such modification as an Independent Financial Adviser (acting as an expert) shall consider to be appropriate. The Company shall give notice of any such amendments in accordance with paragraph 9 and such amendments shall have effect from the date specified therefor in such notice and without the need for any further consent or approval from the holders of the Series 1 Class B Shares for such amendments;

  (vi)
  if an offer is made to all (or as nearly as may be practicable all) Shareholders other than the offeror and/or any associates of the offeror (as defined in section 988 of the Companies Act) to acquire all or a majority of the issued ordinary share capital of the Company, or if a scheme (other than a Newco Scheme) is proposed with regard to such acquisition, give notice in writing of such offer or scheme to the holders of the Series 1 Class B Shares in accordance with paragraph 9 at the same time as any notice thereof is sent to its Shareholders (or as soon as reasonably practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Registrar;

  (vii)
  give notice in writing to the holders of the Series 1 Class B Shares in accordance with paragraph 9 if, an offer having been made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) Shareholders other than the offeror and/or any associate of the offeror (as defined in section 988 of the Companies Act)) to acquire all or a majority of the issued ordinary share capital of the Company or if any person proposes a scheme with regard to such acquisition and such offer or scheme having become or been declared unconditional in all respects, the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become unconditionally vested in the offeror and/or such associate as aforesaid. Such notice shall specify all information relevant to holders of Series 1 Class B Shares concerning such offer or scheme;

  (viii)
  other than in connection with a Newco Scheme, not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

  (i)
  by the issue of fully paid Ordinary Shares or other Securities to Shareholders and other holders of shares in the capital of the Company which by their terms entitle the holders thereof to receive Ordinary Shares or other shares or Securities on a capitalisation of profits or reserves; or

    (ii)
    by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend; or

    (iii)
    by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Company which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares); or

    (iv)
    by the issue of Ordinary Shares or any equity share capital to, or for the benefit of, any employee or former employee or director or former director of the Company or any of its Subsidiaries or any associated company (including ABN AMRO Holding N.V. and its subsidiaries from time to time) or to trustees or nominees to be held for the exclusive benefit of any such person, in any such case pursuant to any Employee Share Scheme; or

    (v)
    in connection with the conversion of Relevant Shares as envisaged under paragraph 4(a),

    unless, in any such case, the same constitutes a Dividend or gives rise (or would, but for the provisions of paragraph 4(f) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Conversion Price;

  (ix)
  not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this paragraph 4(k)(ix) shall prevent:

  (i)
  the issue of any equity share capital to employees or directors (or the spouse or relative of any such person) whether of the Company or any of the Company's Subsidiaries or associated companies (including ABN AMRO Holding N.V. and its subsidiaries from time to time) pursuant to any Employee Share Scheme; or

  (ii)
  any consolidation, subdivision or redesignation of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa; or

  (iii)
  any modification of such rights which is not, in the opinion of an Independent Financial Adviser (acting as an expert), materially prejudicial to the interests of the holders of Series 1 Class B Shares; or

  (iv)
  any alteration to the Articles made in connection with the matters described in this paragraph 4 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Ordinary Shares, dealt with under such procedures); or

  (v)
  any issue of equity share capital where the issue of such equity share capital results or would, but for the provisions of paragraph 4(f) relating to roundings and minimum adjustments or the carry forward of adjustments or, where comprising Ordinary Shares, the fact that the consideration per Ordinary Share receivable therefor is at least 95 per cent. of the Current Market Price per Ordinary Share, otherwise result in an adjustment of the Conversion Price; or

  (vi)
  the conversion of Ordinary Shares into, or the issue of any Ordinary Shares in, uncertificated form (or the conversion of Ordinary Shares in uncertificated form to certificated form) or the amendment of the Articles to enable title to securities (including Ordinary Shares) to be evidenced and transferred without a written instrument or any other consequential related alteration to the Articles made in connection with the matters described in this paragraph 4(k)(ix); or

  (vii)
  any issue of equity share capital or modification of rights attaching to the Ordinary Shares where prior thereto the Company shall have instructed an Independent

      Financial Adviser (acting as an expert) to determine what (if any) adjustments should be made to the Conversion Price as being fair and reasonable to take account thereof and such Independent Financial Adviser shall have determined in good faith either that no adjustment is required or that an adjustment to the Conversion Price is required and, if so, the new Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly); or

    (viii)
    the issue of the Dividend Access Share or the issue of further Class B Shares pursuant to paragraph 13 or the issue of further Class B Shares to any existing holders of Class B Shares or the issue of further dividend access shares to holders of Class B Shares;

  (x)
  procure that no Securities (whether issued by the Company or any of the Company's Subsidiaries or procured by the Company or any of the Company's Subsidiaries to be issued or issued by any other person pursuant to any arrangement with the Company or any of the Company's Subsidiaries) issued without rights to convert into, or exchange or subscribe for, Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share at the close of business on the last dealing day preceding the date of the first public announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the provisions of paragraph 4(f) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Conversion Price and that at no time shall there be in issue ordinary shares of differing nominal values;

  (xi)
  not reduce the aggregate of its issued share capital, share premium account, capital redemption reserve, merger reserve, revaluation reserve or any other reserve including distributable reserves or any uncalled liability in respect thereof except:

  (i)
  pursuant to the terms of issue of the relevant share capital; or

  (ii)
  by means of a purchase or redemption of share capital of the Company (subject always to paragraph 6); or

  (iii)
  as permitted by Section 610 of the Companies Act; or

  (iv)
  where the reduction does not involve any distribution of assets; or

  (v)
  where the reduction results in (or would, but for the provisions of paragraph 4(f) relating to roundings and minimum adjustments the carry forward of adjustments, result in) an adjustment to the Conversion Price or is otherwise taken into account for the purposes of determining whether such an adjustment should be made; or

  (vi)
  solely in relation to a change in the currency in which the nominal value of the Ordinary Shares is expressed; or

  (vii)
  pursuant to a Newco Scheme; or

  (viii)
  as a result of the accounting treatment under applicable generally accepted accounting principles of any redemption or refinancing of debt instruments; or

  (ix)
  the reduction is permitted by applicable law and the Company is advised by an Independent Financial Adviser, acting as an expert, that the interests of the holders of the Series 1 Class B Shares will not be materially prejudiced by such reduction; or

  (x)
  pursuant to the issue, transfer or purchase of equity share capital for the purpose of an Employee Share Scheme.

(l)
Adjustment of Relevant Amount on consolidation, redesignation or subdivision in relation to the Series 1 Class B Shares

  Upon the happening of the event described below, the Relevant Amount shall be adjusted as follows:

  If and whenever there shall be a consolidation, redesignation or subdivision in relation to the Series 1 Class B Shares, the Relevant Amount shall be adjusted by dividing the Relevant Amount in force immediately prior to such consolidation, redesignation or subdivision by the following fraction:

A B

  where:

  A     is the aggregate number of Series 1 Class B Shares in issue immediately after, and as a result of, such consolidation, redesignation or subdivision, as the case may be; and B     is the aggregate number of the Series 1 Class B Shares in issue immediately before such consolidation, redesignation or subdivision, as the case may be. Such adjustment shall become effective on the date the consolidation, redesignation or subdivision, as the case may be, takes effect.

5      Voting

Holders of the Series 1 Class B Shares will only be entitled to receive notice of and to attend any general meeting of shareholders and to speak to or vote upon any resolution proposed at such meeting if a resolution is proposed which either varies or abrogates any of the rights and restrictions attached to the Series 1 Class B Shares or proposes the winding up of the Company (and then in each such case only to speak and vote upon any such resolution).

If holders of the Series 1 Class B Shares are entitled to vote upon a resolution proposed at a general meeting of shareholders, on a show of hands every holder of Series 1 Class B Shares who is entitled to vote or any proxy or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of Series 1 Class B Shares who is entitled to vote and who is present in person, by proxy or by corporate representative, will have two votes for each Series 1 Class B Share of which he or she is the holder.

Other provisions in the Articles relating to voting procedures also apply to the Series 1 Class B Shares.

6      Purchase of own shares

For as long as any Series 1 Class B Shares remain in issue the Company may not purchase or otherwise acquire any of its Ordinary Shares or other Parity Securities (other than the Series 1 Class B Shares) or any depositary or other receipts or certificates representing Ordinary Shares or Parity Securities (other than the Series 1 Class B Shares) other than any such purchases or acquisitions which are made in connection with any Employee Share Scheme or which are made from HM Treasury or its nominees.

7      Form and Denomination

The Series 1 Class B Shares will, when issued, be fully paid and, as such, will not be subject to a call for any additional payment. For each Series 1 Class B Share issued, an amount equal to its nominal value of £0.01 will be credited to the Company's issued share capital account.

The Series 1 Class B Shares will be issued in registered form.

Title to Series 1 Class B Shares in certificated form will pass by transfer and registration on the register of members of the Company in accordance with the Articles. The Articles provide, amongst other matters, that transfers of the Series 1 Class B Shares in certificated form are to be effected by an instrument of transfer in any usual form or in any other form approved by the Board of Directors. Instruments of transfer of the Series 1 Class B Shares must be signed by or on behalf of the transferor or executed in some other legally valid way.

See "Registrar" below. Any registration of transfer will be effected without charge to the person requesting the registration, but the requesting person will be required to pay any related taxes, stamp duties or other governmental charges (except to the extent that the same are required to be paid by any other person, including the Company, pursuant to paragraph 4(h) above or otherwise pursuant to the terms of issue of the Series 1 Class B Shares).

8      Variation of Rights

The rights, preferences and privileges attached to Series 1 Class B Shares may be varied or abrogated in accordance with the Articles (including Article 6). In addition, the Company may make such changes to the terms of issue of the Series 1 Class B Shares as it, in its sole discretion, deems necessary in order to ensure that the Series 1 Class B Shares continue to count as core tier 1 capital for the purposes of regulatory requirements applicable to it, and such changes may be made without the consent of holders of the Series 1 Class B Shares. The Company will notify holders of the Series 1 Class B Shares in accordance with paragraph 9 if it makes any such changes.

Subject as provided in paragraph 13 and without prejudice to any requirement to make adjustments under paragraph 4(b), the rights attached to the Series 1 Class B Shares will not be deemed to be varied by the creation or issue of (a) Further Series 1 Class B Shares, any further Class B Shares, any other Parity Securities or any other share capital ranking equally with or junior to the Series 1 Class B Shares or (b) any preference shares, in each case whether carrying identical rights or different rights in any respect, including as to dividend, premium or entitlement on a return of capital, redemption or conversion and whether denominated in sterling or any other currency. Any further Class B Shares, any other Parity Securities or any other share capital ranking equal with or junior to the Series 1 Class B Shares may either carry identical rights in all respects with the Series 1 Class B Shares or carry different rights.

9      Notices

Notices given by the Company will be given by the Registrar on its behalf unless the Company decides otherwise. A notice may be given by the Company to any holder of Series 1 Class B Shares in certificated form by sending it by post to the holder's registered address. Service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter by first class post containing the notice, and to have been effected on the day after the letter containing the same is posted. Where a holder's registered address is outside the United Kingdom, all notices shall be sent to him by air mail post.

A notice may be given by the Company to the joint holders of Series 1 Class B Shares by giving the notice to the joint holder first named in the register.

A notice may be given by the Company to the extent permitted by the Companies Act and the UK Listing Authority by electronic communication, if so requested or authorised by the holder, the holder having notified the Company of an e-mail address to which the Company may send electronic communications, and having agreed to receive notices and other documents from the Company by electronic communication. If a holder notifies the Company of an e-mail address, the Company may send the holder the notice or other document by publishing the notice or other document on a website and notifying the holder by e-mail that the notice or other document has been published on the website. The Company must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed, and where the notice in question is a notice of a meeting, the notice must continue to be published on that website throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

Notices to holders of the Series 1 Class B Shares in uncertificated form, including notices for general meetings of holders of Series 1 Class B Shares, will be published in accordance with the operating procedures for the time being of CREST and the Regulations.

In addition, if and for so long as the Series 1 Class B Shares are listed and admitted to trading on any stock exchange, notices shall be given in accordance with any requirements of such exchange.

10   Additional Amounts

If at any time the Company is required by a tax authority to deduct or withhold taxes from payments made by the Company with respect to the Series 1 Class B Shares, the Company will not pay additional amounts. As a result, the net amount received from the Company by each holder of a Series 1 Class B Share, after the deduction or withholding, will be less than the amount the holder would have received in the absence of the deduction or withholding.

11   Governing Law

The creation and issuance of the Series 1 Class B Shares and the rights attached to them shall be governed by and construed in accordance with the laws of Scotland.

12   Registrar

Computershare Investor Services PLC located at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ will maintain the register and will act as Registrar.

The Company reserves the right at any time to appoint an additional or successor registrar. Notice of any change of registrar will be given to holders of the Series 1 Class B Shares.

13   Further Issues

Subject to the adjustment provisions in paragraph 4, the Company may, at any time and from time to time, and without any consent or sanction of the holders of the Series 1 Class B Shares, create or issue further Class B Shares (whether Series 1 or otherwise) or other share capital ranking equal with or junior to the Series 1 Class B Shares, save that for so long as HM Treasury is the holder of any Series 1 Class B Share the Company may not create or issue further Class B Shares or other share capital ranking equally with the Series 1 Class B Shares (other than Ordinary Shares, the Dividend Access Share and Further Series 1 Class B Shares issued to HM Treasury or to holders of Series 1 Class B Shares in accordance with their terms) without the prior written consent of HM Treasury.

14   Definitions

"Additional Ordinary Shares" has the meaning provided in paragraph 4(c);

"Articles" means the articles of association of the Company;

"Board of Directors" means the Board of Directors of the Company or a duly authorised committee of such Board of Directors;

"Business Day" means a day on which banks are open for business in London;

"business day" means, in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in that place;

"Capital Distribution" has the meaning provided in paragraph 4(b)(iii);

"Capitalisation Issue Shares" has the meaning provided in paragraph 4(a);

"Class B Share Capital" means that part of the Company's share capital represented by Class B Shares;

"Class B Shares" means Class B Shares (of whatever series) in the capital of the Company;

"Companies Act" means the Companies Act 2006 (as amended from time to time);

"Company" means The Royal Bank of Scotland Group plc;

"Conversion Date" has the meaning provided in paragraph 4(h);

"Conversion Notice" has the meaning provided in paragraph 4(h);

"Conversion Period" has the meaning provided in paragraph 4(a);

"Conversion Price" means £0.50 per Ordinary Share, subject to adjustment from time to time as provided in paragraph 4(b);

"Conversion Right" has the meaning provided in paragraph 4(a);

"CREST" means the system for the paperless settlement of trades and holding of uncertificated securities operated by Euroclear UK & Ireland Limited, the operator of CREST (in accordance with the Regulations) (or any successor), or any other relevant system under the Regulations;

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the average of the daily Volume Weighted Average Price of an Ordinary Share on each of the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five-dealing-day period the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex- any other entitlement) and during some other part of that period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement, including for this purpose any Ordinary Share Bonus Issue), then:

(i)
if the Ordinary Shares to be created, issued or transferred and delivered do not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Ordinary Shares shall have been based on a price cum-Dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of the first public announcement of such Dividend or entitlement, in any such case, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit; or

(ii)
if the Ordinary Shares to be created, issued or transferred and delivered do rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Ordinary Shares shall have been based on a price ex-Dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of the first public announcement of such Dividend or entitlement, in any such case, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit, and provided further that if on each of the said five dealing days the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Ordinary Shares to be created, issued or transferred and delivered do not rank for that Dividend (or other entitlement) the Volume Weighted Average Price on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of the first public announcement of such Dividend or entitlement, in any such case, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit, and provided further that, if the Volume Weighted Average Price of an Ordinary Share is not available on one or more of the said five dealing days (disregarding for this purpose the proviso to the definition of Volume Weighted Average Price), then the average of such Volume Weighted Average Prices which are available in that five-dealing-day period shall be used (subject to a minimum of two such prices) and if only one, or no, such Volume Weighted Average Price is available in the relevant period the Current Market Price shall be determined in good faith by an Independent Financial Adviser (acting as an expert);

"dealing day" means a day on which the Relevant Stock Exchange or relevant market is open for business and on which Ordinary Shares, Securities or Spin-Off Securities (as the case may be) may be dealt in (other than a day on which the Relevant Stock Exchange or relevant market is scheduled to or does close prior to its regular weekday closing time);

"Directors" means the executive and non-executive directors of the Company who make up its board of directors;

"Dividend" means, in relation to the Ordinary Shares, any dividend or distribution to Shareholders (including a Spin-Off) whether of cash, assets or other property, and however described and whether payable out of share premium account, profits, retained earnings or any other capital or revenue reserve or account, and including a distribution or payment to holders upon or in connection with a reduction of capital (and for these purposes a distribution of assets includes without limitation an issue of Ordinary

Shares or other Securities credited as fully or partly paid up by way of capitalisation of profits or reserves), provided that:

(i)
where a Dividend in cash is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the payment of cash, then the Dividend in question shall be treated as a Dividend in cash of the greater of (i) such cash amount and (ii) the Current Market Price of such Ordinary Shares or, as the case may be, the Fair Market Value of such other property or assets (as at the date of the first public announcement of such Dividend or capitalisation (as the case may be) or, if later, the date on which the number of Ordinary Shares (or amount of property or assets, as the case may be) which may be created, issued or transferred and delivered is determined);

(ii)
any Ordinary Share Bonus Issue shall be disregarded; and

(iii)
any issue of Ordinary Shares falling within paragraph 4(b)(ii) shall be disregarded;

"Dividend Access Share" means the Series 1 Dividend Access Share of 1 pence in the capital of the Company;

"Effective Date" has, for the purpose of any paragraph in which such expression is used, the meaning given in the relevant paragraph;

"Effective Date relating to such Dividend or entitlement" means (for the purposes of the definition of "Current Market Price") the first date on which the Ordinary Shares are traded ex- the relevant Dividend or entitlement on the Relevant Stock Exchange;

"Employee Share Scheme" means a scheme for encouraging or facilitating the holding of shares in or debentures of the Company or any Subsidiary by or for the benefit of: (a) the bona fide employees or former employees of the Company or any other member of the Group (including ABN AMRO Holding N.V. and its subsidiaries from time to time) or (b) the spouses, civil partners, surviving spouses, surviving civil partners, or minor children or step-children of such employees or former employees;

"equity share capital" means, in relation to any entity, its issued share capital excluding any part of that capital which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specific amount in a distribution;

"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Independent Financial Adviser (acting as an expert) provided that (i) the Fair Market Value of a Dividend in cash shall be the amount of such cash; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Securities, Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser, acting as an expert), the Fair Market Value (a) of such Securities or Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Securities or Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five dealing days on the relevant market commencing on such date (or, if later, the first such dealing day such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded) or such shorter period as such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded; (iv) where Securities, Spin-Off Securities, options, warrants or other rights are not publicly traded (as aforesaid) or if the fair market value of such publicly traded securities cannot be determined as provided in (iii) after a period of 15 calendar days following the relevant date, the Fair Market Value of such Securities, Spin-Off Securities, options, warrants or other rights shall be determined in good faith by an Independent Financial Adviser (acting as an expert), on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Ordinary Share, the dividend yield of an Ordinary Share, the volatility of such market price, prevailing interest rates and the terms of such Securities, Spin-Off Securities, options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof. Such amounts shall, in the case of (i) above, be translated into the Relevant Currency (if declared or paid or payable in a currency other than the Relevant Currency) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid or are entitled to be paid the Dividend in cash in the Relevant Currency; and in any other case, shall be translated into the

Relevant Currency (if expressed in a currency other than the Relevant Currency) at the Prevailing Rate on that date. In addition, in the case of (i) and (ii) above, the Fair Market Value shall be determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit;

"FSA" means the Financial Services Authority or such other governmental authority in the United Kingdom (or if the Company becomes domiciled in a jurisdiction other than the United Kingdom, in such other jurisdiction) having supervisory authority over the Group in respect of any banking business carried on;

"Further Series 1 Class B Shares" means any further Series 1 Class B Shares issued pursuant to paragraph 13 and consolidated and forming a single series with the then Series 1 Class B Shares in issue;

"Group" means the Company and its subsidiary undertakings;

"HM Treasury" means The Commissioners of Her Majesty's Treasury of, as at the Issue Date, 1 Horse Guards Road, London SW1A 2HQ;

"in certificated form" means a share or other security which is not in uncertificated form;

"Independent Financial Adviser" means an independent financial institution of international repute appointed at its own expense by the Company and, to the extent that HM Treasury or its nominee is a holder of more than 50% of the outstanding Series 1 Class B Shares at the relevant time, approved in writing by HM Treasury (such approval not to be unreasonably withheld or delayed);

"Issue Date" means [    •    ] 2009 and, as applicable, any other date on which Further Series 1 Class B Shares may be issued;

"London Stock Exchange" means the London Stock Exchange plc;

"Newco Scheme" means a scheme of arrangement or analogous proceeding ("Scheme of Arrangement") which effects the interposition of a limited liability company ("Newco") between the Shareholders of the Company immediately prior to the Scheme of Arrangement (the "Existing Shareholders") and the Company; provided that (i) only ordinary shares of Newco or depositary or other receipts or certificates representing ordinary shares of Newco are issued to Existing Shareholders; (ii) immediately after completion of the Scheme of Arrangement the only shareholders of Newco or, as the case may be, the only holders of depositary or other receipts or certificates representing ordinary shares of Newco are Existing Shareholders; (iii) immediately after completion of the Scheme of Arrangement, Newco is (or one or more wholly-owned Subsidiaries of Newco are) the only shareholder of the Company; (iv) all Subsidiaries of the Company immediately prior to the Scheme of Arrangement (other than Newco, if Newco is then a Subsidiary of the Company) are Subsidiaries of the Company (or of Newco) immediately after the Scheme of Arrangement; and (v) immediately after completion of the Scheme of Arrangement the Company (or Newco) holds, directly or indirectly, the same percentage of the ordinary share capital and equity share capital of those Subsidiaries as was held by the Company immediately prior to the Scheme of Arrangement;

"Non-Cash Dividend" has the meaning provided in paragraph 4(b)(iii);

"Non-Voting Deferred Share Series B" has the meaning provided in paragraph 4(a);

"Ordinary Share Bonus Issue" means, in relation to the Ordinary Shares, an issue of Ordinary Shares credited as fully paid to the relevant Shareholders by way of capitalisation of profits or reserves and where such Ordinary Shares are, or are expressed to be, issued in lieu of a dividend (whether a cash dividend equivalent or other amount is announced or would otherwise be payable to Shareholders, whether at their election or otherwise);

"Ordinary Shares" means the ordinary shares of the Company of 25 pence nominal each as at the Issue Date;

"Parity Securities" means (i) the Ordinary Shares of the Company and (ii) any other securities of the Company or any other member of the Group ranking or expressed to rank pari passu with the Ordinary Shares and/or the Series 1 Class B Shares on a return of capital or distribution of assets on a winding-up, either issued by the Company or, where issued by another member of the Group, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank pari passu with the Ordinary Shares and/or the Series 1 Class B Shares on a return of capital or distribution of assets on a winding-up;

"Prevailing Rate" means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12 noon (London time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12 noon (London time) on the immediately preceding day on which such rate can be so determined;

"record date" means, in respect of any entitlement to receive a dividend or other distribution declared, paid or made, or any rights granted, the record date or other due date for the establishment of the relevant entitlement;

"Reference Date" means, in relation to a Retroactive Adjustment, the date as of which the relevant Retroactive Adjustment takes effect or, if that is not a dealing day, the next following dealing day;

"Registrar" is Computershare Investor Services PLC;

"Regulations" means the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755);

"Relevant Amount" means £0.50 per Series 1 Class B Share, subject to adjustment from time to time as provided in paragraph 4(l);

"Relevant Currency" means sterling or, if at the relevant time or for the purposes of the relevant calculation or determination, the London Stock Exchange is not the Relevant Stock Exchange, the currency in which the Ordinary Shares are quoted or dealt in on the Relevant Stock Exchange at such time;

"Relevant Page" means the relevant page on Bloomberg or such other information service provider selected by the Company that displays the relevant information;

"Relevant Shares" means such Series 1 Class B Shares as are due to be converted on any Conversion Date and excludes any Capitalisation Issue Shares;

"Relevant Stock Exchange" means the London Stock Exchange or, if at the relevant time the Ordinary Shares are not at that time listed and admitted to trading on the London Stock Exchange, the principal stock exchange or securities market on which the Ordinary Shares are then listed, admitted to trading or quoted or dealt in;

"Retroactive Adjustment" has the meaning provided in paragraph 4(c);

"Scheme of Arrangement" has the meaning provided in the definition of "Newco Scheme";

"Securities" means any securities including, without limitation, Ordinary Shares, or options, warrants or other rights to subscribe for or purchase or acquire Ordinary Shares;

"Series 1 Class B Dividend" has the meaning provided in paragraph 2.1;

"Series 1 Class B Shares" means the 51,000,000,000 Series 1 Class B Shares of the Company with a nominal value of £0.01 each, together with any Further Series 1 Class B Shares issued by the Company from time to time;

"Series 1 Class B Dividend Trigger Event" has the meaning given to such term in the terms of issue of the Dividend Access Share;

"Shareholders" means the person(s) in whose name(s) Ordinary Shares are for the time being registered in the register of Ordinary Share ownership maintained by or on behalf of the Company;

"Specified Date" has, for the purpose of any paragraph in which such expression is used, the meaning given in the relevant paragraph;

"Spin-Off" means:

(i)
a distribution of Spin-Off Securities by the Company to Shareholders as a class; or

(ii)
any issue, transfer or delivery of any property or assets (including cash or shares or securities of or in or issued or allotted by any entity) by any entity (other than the Company) to Shareholders as a class, or in the case of or in connection with a Newco Scheme, Existing Shareholders as a class

  (but excluding the issue and allotment of ordinary shares by Newco to Existing Shareholders as a class), pursuant in each case to any arrangements with the Company or any of its Subsidiaries;

"Spin-Off Securities" means equity share capital of an entity other than the Company or options, warrants or other rights to subscribe for or purchase equity share capital of an entity other than the Company;

"sterling" means the lawful currency of the United Kingdom from time to time;

"Subsidiary" has the meaning provided in Section 1159 of the Companies Act;

"subsidiary undertaking" has the meaning provided in Section 1162 of the Companies Act;

"UK Listing Authority" means the Financial Services Authority in its capacity as competent authority for the purposes of the Financial Services and Markets Act 2000;

"uncertificated form" or "in uncertificated form" means, when used in relation to shares, shares recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

"Volume Weighted Average Price" means, in respect of an Ordinary Share, Security or, as the case may be, a Spin-Off Security on any dealing day, the order book volume-weighted average price of an Ordinary Share, Security or, as the case may be, a Spin-Off Security published by or derived (in the case of an Ordinary Share) from Bloomberg page RBS LN EQUITY VAP or (in the case of a Security (other than Ordinary Shares) or Spin-Off Security) from the principal stock exchange or securities market on which such Securities or Spin-Off Securities are then listed or quoted or dealt in, if any, or, in any such case, such other source as shall be determined to be appropriate by an Independent Financial Adviser (acting as an expert) on such dealing day, provided that, if on any such dealing day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of an Ordinary Share, Security or a Spin-Off Security, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined in good faith by an Independent Financial Adviser (acting as an expert); and

"Winding Up Ratio" has the meaning provided in paragraph 3.

References to any issue or offer or grant to Shareholders "as a class" or "by way of rights" shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders, other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

In making any calculation or determination of Current Market Price or Volume Weighted Average Price, such adjustments (if any) shall be made as an Independent Financial Adviser considers appropriate to reflect any consolidation or sub-division of the Ordinary Shares or any issue of Ordinary Shares by way of capitalisation of profits or reserves, or any like or similar event.

For the purposes of paragraphs 4(a), (b), (c), (i), (j) and (k) only, (a) references to the "issue" of Ordinary Shares or Ordinary Shares being "issued" shall include the transfer and/or delivery of Ordinary Shares, whether newly issued and allotted or previously existing or held by or on behalf of the Company or any of its Subsidiaries, and (b) Ordinary Shares held by or on behalf of the Company or any of its respective Subsidiaries (and which, in the case of paragraph 4(b)(iv) and (vi), do not rank for the relevant right or other entitlement) shall not be considered as or treated as "in issue" or "issued" or entitled to receive the relevant Dividend, right or other entitlement.

References to listing on the London Stock Exchange (or like or similar references) shall be construed as admission to the Official List of the UKLA and admission to trading on the EEA Regulated Market of the London Stock Exchange (being a market as defined by Article 4.1(14) of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments).

PART B TERMS OF ISSUE OF THE RBS's SERIES 1 DIVIDEND ACCESS SHARE

1      General

The Series 1 Dividend Access Share will have a nominal value of £0.01 and will be fully paid up at issue. The Series 1 Dividend Access Share will be issued in registered form and will be held in certificated form. Temporary documents of title in relation to the Series 1 Dividend Access Share in certificated form will not be issued pending despatch by post of a definitive certificate. Capitalised terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in paragraph 16 below.

2      Series 1 Dividend Access Share Dividends

2.1
Subject to the discretions, limitations and qualifications set out herein, non-cumulative dividends on the Series 1 Dividend Access Share will be payable from the date the Company issues the Series 1 Dividend Access Share in respect of the period up to and including the Series 1 Class B Dividend Stop Date (if any). The Company will pay dividends when, as and if declared by the Board of Directors. Subject to the discretions, limitations and qualifications set out herein, the Series 1 Dividend Access Share shall entitle the holder thereof to receive out of the distributable profits of the Company a non-cumulative dividend (the "Dividend Access Share Dividend"), in priority to the payment of any dividend to the holders of any class of Ordinary Share or Class B Shares and pari passu in such regard with the holders of any other Dividend Access Shares then in issue.

  The Board of Directors shall, by 31 October in each financial year of the Company, decide whether or not to pay an interim dividend on the Ordinary Shares or make an interim Ordinary Share Bonus Issue in that financial year. If it is decided that an interim dividend on the Ordinary Shares or an interim Ordinary Share Bonus Issue is to be paid or made in any financial year, the corresponding semi-annual (hereinafter referred to as "first semi-annual") Dividend Access Share Dividend or Bonus Issue on the Series 1 Dividend Access Share in the same financial year will be paid or made at the time set out below. The record date for any first semi-annual Dividend Access Share Dividend or Bonus Issue on the Series 1 Dividend Access Share shall be the same as the record date for any interim dividend on the Ordinary Shares or interim Ordinary Share Bonus Issue in the relevant financial year or otherwise shall be three Business Days before 31 October in each year. If paid or made, the first semi-annual Dividend Access Share Dividend or Bonus Issue on the Series 1 Dividend Access Share in a financial year will be paid or made on the same date that the corresponding interim dividend on the Ordinary Shares is paid or interim Ordinary Share Bonus Issue is made. If it is decided that no such interim dividend on the Ordinary Shares or interim Ordinary Share Bonus Issue will be paid or made in a financial year, the first semi-annual Dividend Access Share Dividend or Bonus Issue on the Series 1 Dividend Access Share in such financial year will, if to be paid or made, be so paid or made on 31 October in such financial year (commencing in 2010). Any first semi-annual Dividend Access Share Dividend will only be paid if (to the extent legally required) profits are available for distribution and are permitted by law to be distributed.

  The Board of Directors shall, by 31 May in each financial year of the Company, decide whether or not to recommend a dividend on the Ordinary Shares or make an Ordinary Share Bonus Issue which is expressed to be a final dividend for the immediately preceding financial year. If it is decided that such a dividend on the Ordinary Shares or Ordinary Share Bonus Issue is to be recommended and is subsequently approved by Shareholders, the corresponding semi-annual (hereinafter referred to as "second semi-annual") Dividend Access Share Dividend or Bonus Issue on the Series 1 Dividend Access Share expressed to be for the corresponding period will be paid at the time set out below. The record date for any second semi-annual Dividend Access Share Dividend or Bonus Issue on the Series 1 Dividend Access Share shall be the same as the record date for any final dividend on the Ordinary Shares or final Ordinary Share Bonus Issue for the relevant financial year or otherwise shall be three Business Days before 31 May in each year. If paid or made, the second semi-annual Dividend Access Share Dividend or Bonus Issue on the Series 1 Dividend Access Share in a financial year will be paid or made on the same date that the corresponding final dividend on the Ordinary Shares is paid or final Ordinary Share Bonus Issue is made. If it is decided that no such final dividend on the Ordinary Shares or Ordinary Share Bonus Issue will be paid or made in any year (the "current year") for the immediately preceding financial year, any second semi-annual Dividend Access Share Dividend or Bonus Issue on the

  Series 1 Dividend Access Share expressed to be for the corresponding period will, if to be paid or made, be so paid or made on 31 May in the current year (commencing in 2010). Any second semi-annual Dividend Access Share Dividend will only be paid if (to the extent legally required) profits are available for distribution and are permitted by law to be distributed.

  If paid or made, the first semi-annual Dividend Access Share Dividend on the Series 1 Dividend Access Share shall be equivalent to (A) the greater of:

  (1)
  7 per cent. of the Reference Amount multiplied by the actual number of days in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares, to (and including) such earlier Series 1 Class B Dividend Stop Date, divided by 365 (or 366 in a leap year) and

  (2)
  if a cash dividend or cash dividends on the Ordinary Shares or Ordinary Share Bonus Issue(s) is/are paid or made in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares, to (and including) such earlier Series 1 Class B Dividend Stop Date, 250 per cent. (as adjusted from time to time as provided below, the "Participation Rate") of the aggregate Fair Market Value of such cash dividend(s) or Ordinary Share Bonus Issue(s) per Ordinary Share multiplied by the then Reference Series 1 Class B Shares Number. Where a dividend in cash is announced which may at the election of a Shareholder or Shareholders be satisfied by the issue or delivery of Ordinary Shares in an Ordinary Share Bonus Issue, or where an Ordinary Share Bonus Issue is announced which may at the election of a Shareholder or Shareholders be satisfied by the payment of cash, then the Fair Market Value of such dividend or Ordinary Share Bonus Issue shall be deemed to be the amount of the dividend in cash or of the payment in cash (as the case may be), less (B) the Fair Market Value of the aggregate amount of any dividend or distribution paid or made on the Series 1 Class B Shares and/or on any Ordinary Shares issued on conversion of the Series 1 Class B Shares (regardless of who holds such Series 1 Class B Shares or Ordinary Shares at the relevant time) in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares to (and including) such earlier Series 1 Class B Dividend Stop Date), provided that the first semi-annual Dividend Access Share Dividend shall never be less than zero.

  If paid or made, the second semi-annual Dividend Access Share Dividend on the Series 1 Dividend Access Share shall be equivalent to (A) the greater of:

  (1)
  7 per cent. of the Reference Amount multiplied by the actual number of days in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares, to (and including) such earlier Series 1 Class B Dividend Stop Date, divided by 365 (or 366 in a leap year) and

  (2)
  if a cash dividend or cash dividends on the Ordinary Shares or Ordinary Share Bonus Issue(s) is/are paid or made in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares, to (and including) such earlier Series 1 Class B Dividend Stop Date, the Participation Rate of the aggregate Fair Market Value of such cash dividend(s) or Ordinary Share Bonus Issue(s) per Ordinary Share multiplied by the then Reference Series 1 Class B Shares Number. Where a dividend in cash is announced which may at the election of a Shareholder or Shareholders be satisfied by the issue or delivery of

    Ordinary Shares in an Ordinary Share Bonus Issue, or where an Ordinary Share Bonus Issue is announced which may at the election of a Shareholder or Shareholders be satisfied by the payment of cash, then the Fair Market Value of such dividend or Ordinary Share Bonus Issue shall be deemed to be the amount of the dividend in cash or of the payment in cash (as the case may be), less (B) the Fair Market Value of the aggregate amount of any dividend or distribution paid or made on the Series 1 Class B Shares and/or on any Ordinary Shares issued on conversion of the Series 1 Class B Shares (regardless of who holds such Series 1 Class B Shares or Ordinary Shares at the relevant time) in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Series 1 Class B Dividend Stop Date in respect of any Series 1 Class B Shares, then in respect of those Series 1 Class B Shares to (and including) such earlier Series 1 Class B Dividend Stop Date) and less the Fair Market Value of the immediately preceding first semi-annual Dividend Access Share Dividend or Bonus Issue paid or made (if any), provided that the second semi-annual Dividend Access Share Dividend shall never be less than zero.

  If the Participation Rate is adjusted during the course of a financial year, the amount of the semi-annual Dividend Access Share Dividend in such financial year, if determined by reference to the Participation Rate, shall itself be adjusted in such manner as the Independent Financial Adviser (acting as an expert) considers appropriate to take account of the date(s) on which the adjustment(s) to the Participation Rate become effective. A written opinion of the Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest error.

  The initial Participation Rate is 250 per cent. Upon the happening of any of the events in respect of which the Series 1 Class B Share Conversion Price or the Series 1 Class B Share Relevant Amount shall be adjusted as provided in:

  (i)
  sub-paragraphs 4(b)(i) to (x) (inclusive) of the Series 1 Class B Share Terms (subject to the provisions of the last paragraph of paragraph 4(a) of the Series 1 Class B Share Terms), the Participation Rate shall also be adjusted at the same time as follows:

NPR = OPR ×	OCP NCP

    and

  (ii)
  paragraph 4(l) of the Series 1 Class B Share Terms (subject to paragraph 4(a) of the Series 1 Class B Share Terms), the Participation Rate shall also be adjusted at the same time as follows:

NPR = OPR ×	NRA ORA

    where:

    NPR means the new Participation Rate, following such adjustment;

    OPR means the old Participation Rate, immediately prior to such adjustment;

    NCP means the new Series 1 Class B Share Conversion Price following such adjustment;

    OCP means the old Series 1 Class B Share Conversion Price, immediately prior to such adjustment;

    NRA means the new Series 1 Class B Share Relevant Amount following such adjustment; and

    ORA means the old Series 1 Class B Share Relevant Amount, immediately prior to such adjustment.

2.2
The Company shall, upon determining any dividend pursuant to this paragraph 2, cause the amount thereof to be notified to the holders of Series 1 Dividend Access Share in accordance with paragraph 11.

2.3
In the event of a change to the accounting reference date of the Company, the references in this paragraph 2 to (i) 31 May shall be deemed to be changed to such date as falls five months after the new accounting reference date and (ii) 31 October shall be deemed to be changed to such date as falls ten months after the new accounting reference date.

  In the event of a change in accounting reference date from 31 December, the Company shall make such other changes to the dividend payment arrangements described above as, following consultation with an Independent Financial Adviser (acting as an expert), it determines are fair and reasonable to take account of any initial stub period(s) when the new accounting reference date is introduced.

  In the event of a change in the frequency of dividend payments on the Ordinary Shares such that they are not paid semi-annually consistent with the payment of Dividend Access Share Dividends on the Series 1 Dividend Access Share, the Company shall make such changes to the Dividend Access Share Dividend payment arrangements described in this paragraph 2 as, following consultation with the Independent Financial Adviser (acting as an expert), it determines are fair and reasonable to take account of such changed frequency.

2.4
Non-cumulative dividends on the Series 1 Dividend Access Share are payable in respect of the period up to and including the Series 1 Class B Dividend Stop Date (if any). After the Series 1 Class B Dividend Stop Date (if any) the right of the holder of this Dividend Access Share to Dividend Access Share Dividends in respect of any Series 1 Class B Shares in issue during each of the 30 consecutive dealing days during which the Series 1 Class B Dividend Trigger Event occurs shall cease, but this is without prejudice to the right to Dividend Access Share Dividends in respect of any Series 1 Class B Shares not in issue on each such day.

2.5
If any doubt shall arise as to the appropriate amount of any Dividend Access Share Dividend, and following consultation between the Company and an Independent Financial Adviser, a written opinion of such Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest or proven error.

3      Payment of Dividend Access Share Dividends Discretionary

If, in the opinion of the Board of Directors, the distributable profits of the Company are sufficient to cover the payment, in full, of the Dividend Access Share Dividend on the relevant Dividend Access Share Dividend payment date and also the payment in full of all other dividends and other amounts stated to be payable on such date on any Parity Securities in issue (other than the Ordinary Shares and the Series 1 Class B Shares), the Board of Directors may:

(a)
pay in full the Dividend Access Share Dividend on the relevant Dividend Access Share Dividend payment date; or

(b)
in their sole and absolute discretion resolve at least 10 Business Days prior to the relevant Dividend Access Share Dividend payment date that no Dividend Access Share Dividend shall be paid or that a Dividend Access Share Dividend shall be paid only in part.

The Board of Directors shall not be bound to give their reasons for exercising their discretion under this sub-paragraph. The Board of Directors may exercise their discretion in respect of a dividend notwithstanding the previous setting aside of a sum to provide for payment of that dividend to the extent that, in the opinion of the Board of Directors (i) there are insufficient distributable profits to cover the payment, in full, of the Dividend Access Share Dividend on the relevant Dividend Access Share payment date and also the payment in full of all other dividends and other amounts stated to be payable on such date on any Parity Securities in issue (other than the Ordinary Shares and the Series 1 Class B Shares) or (ii) the payment of the Dividend Access Share Dividend would breach or cause a breach of the capital adequacy requirements applicable to the Company.

If, at least 10 Business Days prior to a Dividend Access Share Dividend payment date, the Board of Directors considers that the distributable profits of the Company are insufficient to cover the payment in full of the Dividend Access Share Dividend and also the payment in full of all other dividends or other amounts stated to be payable on such Dividend Access Share Dividend payment date on any Parity Securities (other than the Ordinary Shares and the Series 1 Class B Shares), then the Board of Directors may pay a reduced Dividend Access Share Dividend. This will be paid in proportion to the dividends and other amounts which would have been due on the Series 1 Dividend Access Share and any other shares and other instruments of the Company (other than the Ordinary Shares and the Series 1 Class B Shares) on such Dividend Access Share Dividend payment date which are expressed to rank equally with the Series 1 Dividend Access Share as regards participation in profits if there had been sufficient profit.

The Board of Directors may in its discretion decide that the Dividend Access Share Dividend in any financial year will not be paid at all or will be paid only in part even when distributable profits are available for distribution. If the Board of Directors decides not to pay the Dividend Access Share Dividend in respect of a period or determines that it shall be paid only in part, then the right of the holder of the Series 1 Dividend Access Share to receive the relevant Dividend Access Share Dividend in respect of that period will be lost either entirely or as to the part not paid, as applicable, and the Company will have no obligation in respect of the amount of Dividend Access Share Dividend not paid either to pay the relevant Dividend Access Share Dividend in respect of that period or to pay interest thereon, whether or not Dividend Access Share Dividends are paid in respect of any future financial period.

As soon as practicable after resolving that no Dividend Access Share Dividend shall be paid or that it shall be paid only in part, the Board of Directors shall give notice thereof to the holder of the Series 1 Dividend Access Share in accordance with paragraph 11.

4      Payment of Dividend Access Share Dividends

Subject to these terms of issue, the Company will, if to be paid, pay Dividend Access Share Dividends out of its distributable profits in sterling. Dividend Access Share Dividends may be paid by the Company by crediting any account which the holder of the Series 1 Dividend Access Share, or in the case of joint holders, the holder whose name stands first in the register in respect of the Series 1 Dividend Access Share, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or person, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by the Articles.

Any such Dividend Access Share Dividend may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person, in each case as the holder or joint holders may in writing direct.

If payment in respect of the Series 1 Dividend Access Share into any such bank account is to be made on a Dividend Access Share Dividend payment date which is not a Business Day, then payment of such amount will be made on the next succeeding Business Day, without any interest or payment in respect of such delay.

Payments in respect of amounts payable by way of Dividend Access Share Dividend will be subject in all cases to any applicable fiscal or other laws and other regulations.

If the Board of Directors decides to pay a Dividend Access Share Dividend and either (i) no dividend has been paid on the Ordinary Shares and/or distribution made thereon in respect of the corresponding period or (ii) a dividend has been paid and/or a distribution has been made on the Ordinary Shares otherwise than in cash in respect of the corresponding period, the Board of Directors may in its discretion determine that such Dividend Access Share Dividend shall be paid in whole or in part by the Company issuing Series 1 Class B Shares, credited as fully paid, to the holder of the Series 1 Dividend Access Share. The number of such Series 1 Class B Shares to be issued to the holder shall be such number of Series 1 Class B Shares as shall be certified by the Independent Financial Adviser (acting as an expert) to be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of such semi-annual Dividend Access Share Dividend or part thereof otherwise payable to such holder of the Series 1 Dividend Access Share, based on the Fair Market Value of a Series 1 Class B Share at the time of such determination. A written opinion of the Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest error.

The basis of allotment in accordance with the immediately preceding paragraph shall be such that the holder of the Series 1 Dividend Access Share may not receive a fraction of a Series 1 Class B Share (for this purpose calculating entitlements on the basis of a holder's entire holding of Series 1 Class B Shares). The Board of Directors may make such provisions as they think fit for any fractional entitlements, including provisions whereby, in whole or in part, fractional entitlements are disregarded or the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained.

The Series 1 Class B Shares so allotted shall rank pari passu in all respects with the fully paid Series 1 Class B Shares then in issue save only as regards participation in any dividend on the Series 1 Class B Shares payable by reference to a record date falling on or prior to the date of issue of the Series 1 Class B Shares so allotted.

The new Series 1 Class B Shares issued in respect of the whole (or some part) of the relevant dividend declared in respect of the Series 1 Dividend Access Share shall be in certificated form unless the Company and a holder agree otherwise.

The Board of Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this paragraph 4.

5      Restrictions on Dividends and Redemption

If any Dividend Access Share Dividend is not declared and paid in full in cash or otherwise, the Company:

(i)
may not, and shall procure that no member of the Group shall, declare or pay dividends or other distributions upon any Parity Securities (whether in cash or otherwise, and whether payable on the same date as the relevant Dividend Access Share Dividend or subsequently) or make any Ordinary Share Bonus Issue (whether to be made on the same date as the relevant Dividend Access Share Dividend or subsequently), and the Company may not, and shall procure that no member of the Group shall, set aside any sum for the payment of these dividends or distributions; or

(ii)
may not, and shall procure that no member of the Group shall, redeem, purchase or otherwise acquire (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for any consideration any of its Parity Securities or any depository or other receipts or certificates representing Parity Securities (other than any such purchases or acquisitions which are made in connection with any Employee Share Scheme), and (save as aforesaid) the Company may not, and shall procure that no member of the Group shall, set aside any sum or establish any sinking fund (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for the redemption, purchase or other acquisition of Parity Securities or any depository or other receipts or certificates representing Parity Securities, in each case until such time as Dividend Access Share Dividends are no longer payable or payment of Dividend Access Share Dividends in cash or otherwise has resumed in full, as the case may be.

6      Rights upon Liquidation

On a winding-up or liquidation, voluntary or otherwise, the holder of the Series 1 Dividend Access Share will rank in the application of the assets of the Company available to shareholders: (1) equally in all respects with holders of Ordinary Shares and Series 1 Class B Shares and any other class of shares or securities of the Company in issue or which may be issued by the Company which rank or are expressed to rank equally with the Series 1 Dividend Access Share, the Ordinary Shares or the Series 1 Class B Shares on a winding-up or liquidation and (2) junior to all other shareholders and all creditors of the Company.

In such event the holder of the Series 1 Dividend Access Share will be deemed to hold one (as adjusted from time to time as provided below, the "Winding Up Ratio") Ordinary Share and will be entitled to receive out of the surplus assets of the Company remaining after payment of all prior-ranking claims, a sum equal to that payable to a holder of one (as adjusted) Ordinary Share in such event.

The initial Winding Up Ratio is one. Upon each adjustment of the Series 1 Class B Share Winding Up Ratio in accordance with the Series 1 Class B Share Terms (or, if there are no Series 1 Class B Shares outstanding at the relevant time, upon any event that would have led to such an adjustment if there had been Series 1 Class B Shares outstanding at such time), the Winding Up Ratio shall also be adjusted at the same time and to the same extent.

7      Voting

The holder of the Series 1 Dividend Access Share will only be entitled to receive notice of and to attend any general meeting of shareholders and to speak to or vote upon any resolution proposed at such meeting if a resolution is proposed which either varies or abrogates any of the rights and restrictions attached to the Series 1 Dividend Access Share or proposes the winding up of the Company (and then in each such case only to speak and vote upon any such resolution).

If the holder of the Series 1 Dividend Access Share is entitled to vote upon a resolution proposed at a general meeting of shareholders, on a show of hands the holder of the Series 1 Dividend Access Share or any proxy or a corporate representative for the holder, in each case who is present in person, will have one vote. On a poll, the holder of the Series 1 Dividend Access Share who is entitled to vote and who is present in person, by proxy or by corporate representative, will have one vote.

Other provisions in the Articles relating to voting procedures also apply to the Series 1 Dividend Access Share.

8      Purchase of own shares

For as long as the Dividend Access Share remains in issue and the Reference Amount is greater than zero, the Company may not purchase or otherwise acquire any of its Ordinary Shares or other Parity Securities (other than the Series 1 Class B Shares) or any depositary or other receipts or certificates representing Ordinary Shares or Parity Securities (other than the Series 1 Class B Shares) other than any such purchases or acquisitions which are made in connection with any Employee Share Scheme or which are made from HM Treasury or its nominees.

9      Form and Denomination

The Series 1 Dividend Access Share will, when issued, be fully paid and, as such, will not be subject to a call for any additional payment. An amount equal to the nominal value of £0.01 of the Series 1 Dividend Access Share will be credited to the Company's issued share capital account.

The Series 1 Dividend Access Share will be issued in registered form to HM Treasury or its nominee. The Series 1 Dividend Access Share shall not be transferable.

Title to the Series 1 Dividend Access Share will be evidenced by registration on the register of members of the Company in accordance with the Articles.

See "Registrar" below.

10   Variation of Rights

The rights, preferences and privileges attached to the Series 1 Dividend Access Share may be varied or abrogated in accordance with the Articles (including Article 6). In addition, the Company may make such changes to the terms of issue of the Series 1 Dividend Access Share as it, in its sole discretion, deems necessary in order to ensure that the Series 1 Dividend Access Share continues to count as core tier 1 capital for the purposes of regulatory requirements applicable to it, and such changes may be made without the consent of the holder of the Series 1 Dividend Access Share. The Company will notify the holder of the Series 1 Dividend Access Share in accordance with paragraph 11 if it makes any such changes.

Subject as provided in paragraph 15, the rights attached to the Series 1 Dividend Access Share will not be deemed to be varied by the creation or issue of (a) any further Dividend Access Shares or any other Parity Securities or any other share capital ranking equally with or junior to the Series 1 Dividend Access Share or (b) any preference shares, in each case whether carrying identical rights or different rights in any respect, including as to dividend, premium or entitlement on a return of capital, redemption or conversion and whether denominated in sterling or any other currency. Any further Dividend Access Shares, any other Parity Securities or any other share capital ranking equal with or junior to the Dividend Access Share may either carry identical rights in all respects with the Series 1 Dividend Access Share or carry different rights.

11   Notices

Notices given by the Company will be given by the Registrar on its behalf unless the Company decides otherwise.

A notice may be given by the Company to the holder of the Series 1 Dividend Access Share in certificated form by sending it by post to the holder's registered address. Service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter by first class post containing the notice, and to have been effected on the day after the letter containing the same is posted. Where the holder's registered address is outside the United Kingdom, all notices shall be sent to him by air mail post.

A notice may be given by the Company to the joint holders of the Series 1 Dividend Access Share by giving the notice to the joint holder first named in the register. A notice may be given by the Company to the extent permitted by the Companies Act by electronic communication, if so requested or authorised by the holder, the holder having notified the Company of an e-mail address to which the Company may send electronic communications, and having agreed to receive notices and other documents from the Company by electronic communication. If the holder notifies the Company of an e-mail address, the Company may send the holder the notice or other document by publishing the notice or other document on a website and notifying the holder by e-mail that the notice or other document has been published on the website. The Company must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed, and where the notice in question is a notice of a meeting, the notice must continue to be published on that website throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

12   Additional Amounts

If at any time the Company is required by a tax authority to deduct or withhold taxes from payments made by the Company with respect to the Series 1 Dividend Access Share, the Company will not pay additional amounts. As a result, the net amount received from the Company by the holder of the Series 1 Dividend Access Share, after the deduction or withholding, will be less than the amount the holder would have received in the absence of the deduction or withholding.

13   Governing Law

The creation and issuance of the Series 1 Dividend Access Share and the rights attached to it shall be governed by and construed in accordance with the laws of Scotland.

14   Registrar

Computershare Investor Services PLC located at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ will maintain the register and will act as Registrar.

The Company reserves the right at any time to appoint an additional or successor registrar. Notice of any change of registrar will be given to the holder of the Series 1 Dividend Access Share.

15   Further Issues

The Company may, at any time and from time to time, and with the consent of HM Treasury, create or issue further Dividend Access Shares.

16   Definitions

"Articles" means the articles of association of the Company;

"Board of Directors" means the Board of Directors of the Company or a duly authorised committee of such Board of Directors;

"Bonus Issue" means, in relation to the Series 1 Dividend Access Share, an issue of Series 1 Class B Shares to the holder of the Series 1 Dividend Access Share by way of capitalisation of profits or reserves;

"Business Day" means a day on which banks are open for business in London;

"Class B Shares" means Class B Shares (of whatever series) in the capital of the Company;

"Companies Act" means the Companies Act 2006 (as amended from time to time);

"Company" means The Royal Bank of Scotland Group plc;

"current year" has the meaning provided in paragraph 2.1;

"dealing day" means a day on which the Relevant Stock Exchange or relevant market is open for business and on which Ordinary Shares, Securities or Spin-Off Securities (as the case may be) may be dealt in (other than a day on which the Relevant Stock Exchange or relevant market is scheduled to or does close prior to its regular weekday closing time);

"Directors" means the executive and non-executive directors of the Company who make up its board of directors;

"Dividend" shall have the meaning given in paragraph 14 of the Series 1 Class B Share Terms;

"Dividend Access Share Dividend" has the meaning provided in paragraph 2.1;

"Dividend Access Shares" means Dividend Access Shares (of whatever series) in the capital of the Company;

"Employee Share Scheme" means a scheme for encouraging or facilitating the holding of shares in or debentures of the Company or any Subsidiary by or for the benefit of: (a) the bona fide employees or former employees of the Company or any other member of the Group (including ABN AMRO Holding N.V. and its subsidiaries from time to time) or (b) the spouses, civil partners, surviving spouses, surviving civil partners, or minor children or step-children of such employees or former employees;

"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Independent Financial Adviser (acting as an expert) provided that (i) the Fair Market Value of a dividend in cash shall be the amount of such cash; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Securities, Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser, acting as an expert), the Fair Market Value (a) of such Securities or Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Securities or Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five dealing days on the relevant market commencing on such date (or, if later, the first such dealing day such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded) or such shorter period as such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded; (iv) where Securities, Spin-Off Securities, options, warrants or other rights are not publicly traded (as aforesaid) or if the fair market value of such publicly traded securities cannot be determined as provided in (iii) after a period of 15 calendar days following the relevant date, the Fair Market Value of such Securities, Spin-Off Securities, options, warrants or other rights shall be determined in good faith by an Independent Financial Adviser (acting as an expert), on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Ordinary Share, the dividend yield of an Ordinary Share, the volatility of such market price, prevailing interest rates and the terms of such Securities, Spin-Off Securities, options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof. Such amounts shall, in the case of (i) above, be translated into the Relevant Currency (if declared or paid or payable in a currency other than the Relevant Currency) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid or are entitled to be paid the dividend in cash in the Relevant Currency; and in any other case, shall be translated into the Relevant Currency (if expressed in a currency other than the Relevant Currency) at the Prevailing Rate on that date. In addition, in the case of (i) and (ii) above, the Fair Market Value shall be determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit;

"first semi-annual" has the meaning provided in paragraph 2.1;

"FSA" means the Financial Services Authority or such other governmental authority in the United Kingdom (or if the Company becomes domiciled in a jurisdiction other than the United Kingdom, in such other jurisdiction) having supervisory authority over the Group in respect of any banking business carried on;

"Further Series 1 Class B Shares" means any further Series 1 Class B Shares issued from time to time and consolidated and forming a single series with the then Series 1 Class B Shares in issue;

"Group" means the Company and its subsidiary undertakings;

"HM Treasury" means The Commissioners of Her Majesty's Treasury of, as at the Issue Date, 1 Horse Guards Road, London SW1A 2HQ;

"in certificated form" means a share or other security which is not in uncertificated form;

"Independent Financial Adviser" means an independent financial institution of international repute appointed at its own expense by the Company and approved in writing by HM Treasury (such approval not to be unreasonably withheld or delayed);

"Issue Date" means [    •    ] 2009;

"London Stock Exchange" means the London Stock Exchange plc;

"Ordinary Share Bonus Issue" means, in relation to the Ordinary Shares, an issue of Ordinary Shares credited as fully paid to the relevant Shareholders by way of capitalisation of profits or reserves and where such Ordinary Shares are, or are expressed to be, issued in lieu of a dividend (whether a cash dividend equivalent or other amount is announced or would otherwise be payable to Shareholders, whether at their election or otherwise);

"Ordinary Shares" means the ordinary shares of the Company of 25 pence nominal each as at the Issue Date;

"Parity Securities" means (i) the Ordinary Shares and the Series 1 Class B Shares of the Company and (ii) any other securities of the Company or any other member of the Group ranking or expressed to rank pari passu with the Ordinary Shares and/or the Series 1 Class B Shares and/or the Series 1 Dividend Access Share on a return of capital or distribution of assets on a winding-up, either issued by the Company or, where issued by another member of the Group, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank pari passu with the Ordinary Shares and/or the Series 1 Class B Shares and/or the Series 1 Dividend Access Share on a return of capital or distribution of assets on a winding-up;

"Parity Value" means, in respect of any dealing day, the sterling amount calculated as follows:

PV	=	N × VWAP
where:
PV	=	the Parity Value
N	=
the number of Ordinary Shares determined by dividing £0.50 by the Series 1 Class B Share Conversion Price in effect on such dealing day rounded down, if necessary, to the nearest whole number of Ordinary Shares
VWAP	=
the Volume Weighted Average Price of an Ordinary Share on such dealing day, provided that if on any such dealing day the Ordinary Shares shall have been quoted cum-Dividend or cum-any other entitlement (including, for the avoidance of doubt, any Ordinary Share Bonus Issue), the Volume Weighted Average Price of an Ordinary Share on such dealing day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement (including, for the avoidance of doubt, any Ordinary Share Bonus Issue) per Ordinary Share as at the date of first public announcement of such Dividend or entitlement (or, if that is not a dealing day, the immediately preceding dealing day);

"Participation Rate" has the meaning provided in paragraph 2.1;

"Prevailing Rate" means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12 noon (London time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12 noon (London time) on the immediately preceding day on which such rate can be so determined;

"record date" means, in respect of any entitlement to receive a dividend or other distribution declared, paid or made, or any rights granted, the record date or other due date for the establishment of the relevant entitlement;

"Reference Amount" means £25,500,000,000 plus the aggregate Series 1 Class B Share Relevant Amount of any Further Series 1 Class B Shares issued by the Company to HM Treasury after the Issue

Date and before the record date for the relevant Dividend Access Share Dividend, less the aggregate Series 1 Class B Relevant Amount of any Series 1 Class B Shares which were in issue during the 30 consecutive dealing days during which a Series 1 Class B Dividend Trigger Event occurred;

"Reference Series 1 Class B Shares Number" means the Reference Amount divided by the Series 1 Class B Share Relevant Amount;

"Relevant Currency" means sterling or, if at the relevant time or for the purposes of the relevant calculation or determination, the London Stock Exchange is not the Relevant Stock Exchange, the currency in which the Ordinary Shares are quoted or dealt in on the Relevant Stock Exchange at such time;

"Relevant Date" means, in respect of any semi-annual Dividend Access Share Dividend or Bonus Issue, the date on which the Company pays or makes the same or, subject to paragraph 2.3, if the same is not paid or made, means 31 October of the relevant year in the case of a first semi-annual Dividend Access Share Dividend or Bonus Issue, and 31 May of the relevant year in the case of a second semi-annual Dividend Access Share Dividend or Bonus Issue;

"Relevant Page" means the relevant page on Bloomberg or such other information service provider selected by the Company that displays the relevant information;

"Relevant Stock Exchange" means the London Stock Exchange or, if at the relevant time the Ordinary Shares are not at that time listed and admitted to trading on the London Stock Exchange, the principal stock exchange or securities market on which the Ordinary Shares are then listed, admitted to trading or quoted or dealt in;

"second semi-annual" has the meaning provided in paragraph 2.1;

"Securities" means any securities including, without limitation, Ordinary Shares, or options, warrants or other rights to subscribe for or purchase or acquire Ordinary Shares;

"Series 1 Class B Share Conversion Price" means the Conversion Price as defined in paragraph 4(a) of the Series 1 Class B Share Terms;

"Series 1 Class B Dividend Stop Date" means the date falling 20 days after the Series 1 Class B Dividend Trigger Event;

"Series 1 Class B Dividend Trigger Event" means in relation to Series 1 Class B Shares, in issue at the relevant time, the Parity Value for 20 or more dealing days in any period of 30 consecutive dealing days equals or exceeds £0.65 and, for the avoidance of doubt, there can be more than one such event based on the time of issue of the relevant Series 1 Class B Shares;

"Series 1 Class B Share Relevant Amount" means £0.50 per Series 1 Class B Share, subject to adjustment as provided in paragraph 4(l) of the Series 1 Class B Share Terms;

"Series 1 Class B Shares" means the 51,000,000,000 Series 1 Class B Shares of £0.01 each in the capital of the Company issued on the Issue Date, together with any Further Series 1 Class B Shares (as such term is defined in the Series 1 Class B Share Terms) issued by the Company from time to time;

"Series 1 Class B Share Terms" means the terms of the Series 1 Class B Shares approved by the Board of Directors on 18 November 2009;

"Series 1 Class B Share Winding Up Ratio" means the Winding Up Ratio as defined in paragraph 3 of the Series 1 Class B Share Terms;

"Series 1 Dividend Access Share" means the Series 1 Dividend Access Share of the Company with a nominal value of £0.01 issued by the Company on the Issue Date;

"Shareholders" means the person(s) in whose name(s) Ordinary Shares are for the time being registered in the register of Ordinary Share ownership maintained by or on behalf of the Company;

"Specified Date" has, for the purpose of any paragraph in which such expression is used, the meaning given in the relevant paragraph;

"Spin-Off Securities" means equity share capital of an entity other than the Company or options, warrants or other rights to subscribe for or purchase equity share capital of an entity other than the Company;

"sterling" means the lawful currency of the United Kingdom from time to time;

"Subsidiary" has the meaning provided in Section 1159 of the Companies Act 2006;

"subsidiary undertaking" has the meaning provided in Section 1162 of the Companies Act 2006;

"Volume Weighted Average Price" means, in respect of an Ordinary Share, Security or, as the case may be, a Spin-Off Security on any dealing day, the order book volume-weighted average price of an Ordinary Share, Security or, as the case may be, a Spin-Off Security published by or derived (in the case of an Ordinary Share) from Bloomberg page RBS LN EQUITY VAP or (in the case of a Security (other than Ordinary Shares) or Spin-Off Security) from the principal stock exchange or securities market on which such Securities or Spin-Off Securities are then listed or quoted or dealt in, if any, or, in any such case, such other source as shall be determined to be appropriate by an Independent Financial Adviser (acting as an expert) on such dealing day, provided that, if on any such dealing day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of an Ordinary Share, Security or a Spin-Off Security, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined in good faith by an Independent Financial Adviser (acting as an expert); and

"Winding Up Ratio" has the meaning provided in paragraph 6.

References to any issue or offer or grant to Shareholders "as a class" or "by way of rights" shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders, other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

In making any calculation or determination of Volume Weighted Average Price, such adjustments (if any) shall be made as an Independent Financial Adviser considers appropriate to reflect any consolidation or sub-division of the Ordinary Shares or any issue of Ordinary Shares by way of capitalisation of profits or reserves, or any like or similar event.

ANNEX 2—AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Amendments are required to the Articles of Association of RBS in connection with the B Share Issue and the issue of the Dividend Access Share and the Non-Voting Deferred Shares Series B, in order to:

•
enable RBS to issue three new classes of shares, where relevant on the terms set out in Annex 1 to this document;

•
allow for the possibility of disapplication of the pre-emption rights of holders of B Shares and the Dividend Access Share;

•
allow for the payment of scrip dividends on B Shares;

•
set the quorum for class meetings of holders of B Shares, the Dividend Access Share and the Non-Voting Deferred Shares Series B; and

•
remove the requirement for RBS to have an authorised share capital.

An amendment is also being made to facilitate the conversion of the Convertible Preference Shares.

The proposed amendments to the Articles of Association of RBS are set out below:

1.
the words " "Class B Share" The meaning given in Article 4E." be inserted in Article 2 after the words " "Certificated share" A share which is not an uncertificated share.";

2.
the words " "Dividend Access Share" The meaning given in Article 4F." be inserted in Article 2 after the words " "Dividend" Dividend and/or bonus.";

3.
the figure "16,000,000" before the words "Non-cumulative Dollar Preference Shares of US$0.01 each" be deleted from Article 2;

4.
the words " "Non-Voting Deferred Shares Series B" The meaning given in Article 4G." be inserted in Article 2 after the words " "Non-cumulative Sterling Preference Shares" The 300,000,000 Non-cumulative Sterling Preference Shares of £1 each in the capital of the Company.";

5.
the figure "300,000,000" before the words "Non-cumulative Sterling Preference Shares of £1 each" be deleted from Article 2;

6.
the figure "400,000" before the words "5 1/2 per cent. Cumulative Preference Shares of £1 each" be deleted from Article 2;

7.
the figure "500,000" before the words "11 per cent. Cumulative Preference Shares of £1 each" be deleted from Article 2;

8.
the words "The share capital of the Company at the date of adoption of these presents is" and paragraphs (a), (b), (c) immediately following such words and footnote 1 in Article 4 be deleted and the words "The rights as regards participation in the profits and assets of the Company attaching to those shares shall be as specified or referred to below and in Articles 4A, 4B, 4C and 4D:— "in Article 4 be substituted by the words "The rights as regards participation in the profits and assets of the Company attaching to the share capital of the Company shall be as specified or referred to below and in Articles 4A, 4B, 4C, 4D, 4E, 4F and 4G:—";

9.
the words "in the Company's authorised share capital or" and "effecting an appropriate increase in the authorised share capital and" be deleted from Article 4(C)(2)(b)(vi)(E);

10.
the following words be inserted after Article 4D to form a new Article 4E:

"4E. Class B Shares

Each Class B Share of £0.01 forming part of the share capital of the Company (a "Class B Share") shall have attached to it such rights and be subject to such restrictions as may be determined by the Directors prior to allotment or otherwise in accordance with their terms. Such rights and restrictions shall apply as if the same were set out in these Articles. Whenever the Directors have power under this Article to determine any of the rights attached to any of the Class B Shares, the rights so determined need not be the same as those attached to the Class B Shares then allotted or in issue. The Class B Shares may be issued in one or more separate series, and each series shall be identified in such manner as the Directors may determine without any such determination or identification requiring any alteration to these presents. Each series of Class B Shares shall, in the event of a holder electing to convert, be redeemable at the option of the Company if the Company so elects in order to effect the conversion.";

11.
the following words be inserted after Article 4E to form a new Article 4F:

"4F. Dividend Access Shares

Each Dividend Access Share of £0.01 forming part of the share capital of the Company (a "Dividend Access Share") shall have attached to it such rights and be subject to such restrictions as may be determined by the Directors prior to allotment or otherwise in accordance with their terms. Such rights and restrictions shall apply as if the same were set out in these Articles. Whenever the Directors have power under this Article to determine any of the rights attached to any of the Dividend Access Shares, the rights so determined need not be the same as those attached to the Dividend Access Shares then allotted or in issue. The Dividend Access Shares may be issued in one or more separate series, and each series shall be identified in such manner as the Directors may determine without any such determination or identification requiring any alteration to these presents.";

12.
the following words be inserted after Article 4F to form a new Article 4G:

"4G. Non-Voting Deferred Shares Series B

Each Non-Voting Deferred Share Series B of £0.01 forming part of the share capital of the Company (a "Non-Voting Deferred Share Series B") shall confer such rights upon the holder and be subject to such restrictions as follows:

(1)
Notwithstanding any other provision of these articles, a Non-Voting Deferred Share Series B:

(a)
does not entitle its holder to receive any dividend or distribution declared, made or paid or any return of capital (save as provided in Article 4G(1)(b) and does not entitle its holder to any further or other right of participation in the assets of the Company;

(b)
entitles its holder to participate on a return of assets on a winding up of the Company, such entitlement to be limited to the repayment of the amount paid up or credited as paid up on such share and shall be paid only after the holders of any and all Ordinary Shares, Class B Shares and Dividend Access Shares then in issue shall have received (a) in the case of the Ordinary Shares, payment in respect of such amount as is paid up or credited as paid up on those Ordinary Shares and in the case of the Class B Shares and the Dividend Access Shares, payment of such amounts to which the holders of Class B Shares and Dividend Access Shares are entitled pursuant to the respective terms of issue of such shares plus (b) the payment in cash or in specie of £10,000,000 on each such Ordinary Share, and/or Class B Share and/or Dividend Access Share;

(c)
does not entitle its holder to receive a share certificate in respect of his or her shareholding, save as required by law;

(d)
does not entitle its holder to receive notice of, nor attend, speak or vote at, any General Meeting of the Company; and

(e)
shall not be transferable at any time other than with the prior written consent of the Directors;

(2)
The Company shall have the irrevocable authority to authorise and instruct the Secretary of the Company (or any other person nominated for the purpose by the Board of Directors) as agent for the holders of Non-Voting Deferred Shares Series B to surrender the Non-Voting Deferred Shares Series B to the Company for no consideration and to execute on behalf of such holders such documents as are necessary in connection with such surrender without obtaining the sanction of the holder or holders thereof, and pending such surrender to retain the certificates, to the extent issued, for such Non-Voting Deferred Shares Series B;

(3)
Any request by the Company to surrender the Non-Voting Deferred Shares Series B may be made by the Directors depositing at the registered office of the Company a notice addressed to such person as the Directors shall have nominated on behalf of the holders of the Non-Voting Deferred Shares Series B;

(4)
The Company shall have the irrevocable authority to appoint a single holder or any other person on behalf of all holders of Non-Voting Deferred Shares Series B to exercise any vote to which holders of Non-Voting Deferred Shares Series B may be entitled in any circumstances or for any other matter connected to the Non-Voting Deferred Shares Series B;

(5)
The rights attached to the Non-Voting Deferred Shares Series B shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking in priority to or pari passu with or subsequent to such shares, any amendment or variation of the rights of any other class of shares of the Company, the Company reducing its share capital or the surrender, or purchase of any share, whether a Non-Voting Deferred Shares Series B or otherwise; and

(6)
The Company shall have the irrevocable authority to cancel any Non-Voting Deferred Shares Series B without making any payment to the holder and such cancellation shall not be deemed to be a variation or abrogation of the rights attaching to such Non-Voting Deferred Shares Series B";

13.
the following words be inserted after Article 5 to form a new Article 5A:

"5A. If, at any time, the Company has convertible securities in issue, the conversion of such convertible securities of the Company may be effected in such manner as the Directors shall from time to time determine and, without prejudice to the generality of the foregoing, may be effected by:

(A)   a capitalisation of any profit or reserve in accordance with Article 148 and the allotment and issue of fully paid shares to the holders of the convertible securities;

(B)   a share consolidation and/or sub-division;

(C)  an alteration by resolution of the Directors of the terms of the convertible securities including, without limitation, so as to:

(i)
reduce or eliminate any rights to attend, vote or speak at a General Meeting of the Company, any rights to receive notices or copies of the Company's Annual Report and Accounts and interim financial information, any rights to dividends and distributions and/or any rights to capital on a winding-up or liquidation;

(ii)
provide for the delivery or surrender of the convertible securities to the Company or as it may direct for no consideration; and

(iii)
authorise the Secretary of the Company (or any other person appointed for the purpose by the Directors) as agent for the holders of the convertible shares to execute on behalf of such holders such documents as are necessary in connection with such delivery or surrender without obtaining the sanction of the holder or holders thereof, in each case provided that the relevant holders of the convertible securities have, simultaneously with, or prior to, such alteration, received the securities (fully paid) to which they are entitled on conversion of the convertible securities;

(D)  a redemption or repurchase of securities out of the profits of the Company which would otherwise be available for distribution to the holders of any class of shares with the holders of the convertible securities subscribing for or acquiring, simultaneously with such redemption or repurchase, the appropriate number of securities (fully paid) to which they are entitled on conversion of the convertible securities and the holders shall be deemed irrevocably to authorise and instruct the Secretary of the Company (or any person appointed for the purpose by the Board of Directors) to subscribe for or acquire such securities, as agent on the holder's behalf; or

(E)   a redemption or repurchase of securities out of the proceeds of a fresh issue of shares with the holders of the convertible securities subscribing for or acquiring, simultaneously with such redemption or repurchase, the appropriate number of securities (fully paid) to which they are entitled on conversion of the convertible securities and the holders shall be deemed irrevocably to authorise and instruct the Secretary of the Company (or any other person appointed for the purpose by the Board of Directors) to subscribe for or acquire such securities, as agent on the holder's behalf, or any combination of such means";

14.
the words "and, in the case of a separate General Meeting of the holders of Class B Shares or Dividend Access Shares only, the necessary quorum shall be one holder of shares of the class present in person or by proxy holding or representing in aggregate at least one third in nominal value of the outstanding shares of the class, except at any adjourned meeting where this quorum requirement is not met, any one holder of shares of the class present in person or by proxy will constitute a quorum," be inserted in Article 6 after the words "any two holders of shares of the class present in person or by proxy shall be a quorum)";

15.
Articles 8 and 10(A)(2) be deleted;

16.
the words "than is fixed by the Memorandum of Association" be deleted from Article 10(A)(3);

17.
the word "new" be substituted for the word "unissued" wherever it appears in Articles 13(A), 143(E) and 148(A);

18.
the words "or Article 143A" be inserted in Article 13(B)(2)(ii) after the words "Article 143";

19.
the following words be inserted after Article 13(B)(2) to form a new Article 13(B)(2A):

13(B)(2A) During each Section 561 Class B Shares prescribed period the Directors shall be empowered to allot and to make offers or agreements to allot equity securities (other than Class B Shares) wholly for cash (pursuant to and within the terms of the said authority to allot, by way of sales of treasury shares, or both) as if the Class B Shares were not equity securities (within the meaning of Section 560(1) of the 2006 Act) so that Section 561(1) of the 2006 Act shall, if the Directors so determine, be disapplied in respect of any such allotment of equity securities (or offer or agreement as aforesaid) to the extent that such section would otherwise have given the holders of the Class B Shares rights in respect of the allotment of such equity securities;

20.
the following words be inserted after Article 13(B)(2A) to form a new Article 13(B)(2B):

13(B)(2B) During each Section 561 Dividend Access Shares prescribed period the Directors shall be empowered to allot and to make offers or agreements to allot equity securities (other than Dividend Access Shares) wholly for cash (pursuant to and within the terms of the said authority to allot, by way of sales of treasury shares, or both) as if the Dividend Access Shares were not equity securities (within the meaning of Section 560(1) of the 2006 Act) so that Section 561(1) of the 2006 Act shall, if the Directors so determine, be disapplied in respect of any such allotment of equity securities (or offer or agreement as aforesaid) to the extent that such section would otherwise have given the holders of the Dividend Access Shares rights in respect of the allotment of such equity securities;

21.
the following words be inserted after Article 13(B)(4)(iii) to form a new Article 13(B)(4)(iiiA):

13(B)(4)(iiiA) "Section 561 Class B Shares prescribed period" means, in the first instance, the period commencing on the day of the passing of Resolution 6 in the Notice of Meeting set out in the circular letter to shareholders dated 27 November 2009 and ending on the date the Company's current authority to allot is revoked or expires and thereafter shall mean any other period (not exceeding five years on any occasion) for which the authority conferred by sub-paragraph (2A) above is renewed by a Special Resolution of the Company;

22.
the following words be inserted after Article 13(B)(4)(iiiA) to form a new Article 13(B)(4)(iiiB):

13(B)(4)(iiiB) "Section 561 Dividend Access Shares prescribed period" means, in the first instance, the period commencing on the day of the passing of Resolution 6 in the Notice of Meeting set out in the circular letter to shareholders dated 27 November 2009 and ending on the date the Company's current authority to allot is revoked or expires and thereafter shall mean any other period (not exceeding five years on any occasion) for which the authority conferred by sub-paragraph (2B) above is renewed by a Special Resolution of the Company;

23.
the words "on Ordinary Shares" be inserted in the heading of Article 143 after the words "Scrip dividend";

24.
the following words be inserted after Article 143 to form a new Article 143A:

"143A. Scrip dividend on Class B Shares

The Directors may, subject to the rights attached to any class of share (including the terms attached to the Class B Shares) and in addition to the provisions of Article 4(C)(2)(b)(vi) and Article 143, with the prior sanction of an Ordinary Resolution of the Company, offer the holders of Class B Shares the right to elect to receive Ordinary Shares credited as fully paid, instead of cash in respect of all or part of such dividend or dividends as are specified by such resolution. Such offer may be made by the Directors upon such terms and conditions as they think fit, provided that the following provisions shall apply in any event:

(A)   the said Ordinary Resolution may specify all or part of a particular dividend (whether or not already declared) or may specify all or any dividends (or any part of such dividends) declared or to be declared or paid within a specified period, but such period may not end later than the beginning of the fifth Annual General Meeting following the date of the meeting at which such resolution is passed;

(B)   the entitlement of each holder of Class B Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo provided always that, in calculating the entitlement, the Directors may at their discretion adjust the figure obtained by dividing the relevant value by the amount payable on the Class B Shares up or down so as to procure that the entitlement of each shareholder to new Ordinary Shares may be represented by a simple numerical ratio. For this purpose "relevant value" shall be calculated in such manner as may be determined by the Directors on such basis as they consider fair and reasonable;

(C)  the basis of allotment shall be such that no member may receive a fraction of a share. The Directors may make such provisions as they think fit for any fractional entitlements, including provisions whereby, in whole or in part, fractional entitlements are disregarded or the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such shareholder of fully paid Ordinary Shares;

(D)  the Directors, after determining the basis of allotment, shall notify the holders of Class B Shares of the right of election offered to them, and shall send with, or following, such notification, forms of election and specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective. Documents in electronic form may, if the Directors so determine, be used in accordance with these presents (instead of documents in hard copy form) for the notification of the right of election and the sending of completed forms of election;

(E)   the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Class B Shares in respect whereof the said election has been duly made ("the elected B Shares") and instead thereof additional Ordinary Shares shall be allotted to the holders of the elected B Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise out of such of the sums standing to the credit of any of the Company's reserves (including Share Premium Account and Capital Redemption Reserve) or any of the profits which could otherwise have been applied in paying dividends in cash as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of new Ordinary Shares for allotment and distribution to and amongst the holders of the elected B Shares on such basis. A resolution of the Directors capitalising any part of the reserves or profits hereinbefore mentioned shall have the same effect as if (i) such capitalisation had been declared by Ordinary Resolution of the Company in accordance with Article 148 and (ii) Article 148 referred to "Class B shareholders" rather than "Ordinary Shareholders". Ordinary Shares will not be allotted to the holders of the elected B Shares to the extent that such allotment would result in the holders of Class B Shares holding directly or indirectly more than 75 per cent. of the total issued Ordinary Shares. In these circumstances, the balance of any relevant dividend shall be paid in cash;

(F)   the additional Ordinary Shares so allotted shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue save only as regards participation in the relevant dividend;

(G)  any resolution of the Company or the Directors, passed on or after the date of adoption of these presents, declaring a dividend in respect of which (or in respect of any part of which) a right of election is offered under this Article (whether before or after the passing of the resolution) shall be deemed to include (if not expressly included) a provision that the dividend declared (or the part thereof in respect of which the right of election is offered) shall not be payable in respect of Class B Shares as regards which a valid acceptance of the offer under this Article shall have been received by the Company not later than the final time for receipt of forms of election;

(H)  unless the Directors otherwise determine, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new Ordinary Share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared in respect of his elected B Shares shall be in uncertificated form (in respect of the member's elected B Shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected B Shares which were in certificated form on the date of the member's election);

(I)    the Directors may also from time to time establish, continue or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of Class B Shares may elect to receive Ordinary Shares credited as fully paid instead of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(J)   the Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this Article;

(K)   notwithstanding the foregoing, the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances, that the dividend shall be payable wholly in cash after all and if they so determine then all elections made shall be disregarded;

(L)   the Directors may on any occasion determine that rights of election hereunder shall be subject to such exclusions, restrictions or other arrangements as the Directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulating body or any stock exchange in, any territory; and

(M)  this Article shall have effect without prejudice to the other provisions of these presents and such provisions shall also have effect without prejudice to the provisions of this Article.";

25.
sub-paragraph 4(A) of Part 4 of Schedule 2, and sub-paragraph 2.7(ix)(G) of Schedule 3, to the Articles of Association be deleted.

26.
the words "together with the condition set out in (A) above," be deleted from sub-paragraph 4(B) of Part 4 of Schedule 2 to the Articles of Association;

27.
the word "authorised" be deleted wherever it appears in sub-paragraph 9(A)(bb)(5) of Part 4 of Schedule 2 to the Articles of Association and sub-paragraph 2.7(ix)(A)(bb)(5) of Schedule 3 to the Articles of Association;

28.
the words "together with the condition set out in (A) above," be deleted from sub-paragraph 2.7(xi)(B) of Schedule 4 to the Articles of Association;

29.
the sub-paragraph 2.7(xi)(A) of Schedule 4 to the Articles of Association be deleted;

30.
the words "sufficient authorised but unissued share capital and" be deleted from sub-paragraph 2.7(xii) of Schedule 4 to the Articles of Association; and

31.
the words "sufficient authorised and unissued share capital, and" be deleted from sub-paragraph 2.7(xiii) of Schedule 4 to the Articles of Association.

ANNEX 3—SCHEME PRINCIPLES

The "Scheme Principles" are as follows:

Coverage and termination

(A)
Protection under the Scheme will be provided in respect of covered entities and for a pre-defined portfolio (the "portfolio") of assets and exposures ("covered assets") which are identified in the initial data (the "initial data") to be provided by the participant in connection with the Scheme. In the initial data, covered assets are allocated to "covered asset classes" and otherwise flagged according to the nature of the applicable assets and exposures. Such allocation and flagging affects the treatment of covered assets under the Scheme and should not have been manipulated to the detriment of HM Treasury.
(B)
Protection under the Scheme will continue to be provided in respect of a covered asset if the agreements and instruments relating to the covered asset are amended or replaced only in accordance with the requirements of the Conditions, including an "asset continuity requirement". The asset continuity requirement will be satisfied if the relevant amendment or replacement constitutes or forms part of a restructuring and in certain other specified circumstances. If an amendment or replacement does not satisfy the asset continuity requirement, the covered asset will cease to be protected by the Scheme unless HM Treasury determines otherwise. The asset continuity requirement will not apply to a covered asset after the date on which a trigger (as described in Scheme Principle (E)) has occurred with respect to it.

(C)
Unless HM Treasury determines otherwise, a covered asset will cease to be protected by the Scheme if it does not satisfy certain specified "asset eligibility criteria". The asset eligibility criteria will not apply to a covered asset from and including the date on which a trigger has occurred with respect to it. The asset eligibility criteria are that the covered asset remains:

(i)
included in the consolidated balance sheet of the participant's group under IFRS in force as at 31 December 2008 ("static IFRS"), with specific rules adapting this criterion, in order to identify analogous financial exposure, in respect of "covered liabilities" (including overdrafts); and

(ii)
legally and beneficially owned by, and within the control of, the relevant covered entity or entities, subject only to specific rules permitting (a) responsibility for the management and administration of covered assets to be delegated in specified circumstances or pursuant to specified types of arrangement ("permitted delegations"), (b) certain specified types of security and (c) covered assets to be subject to specified types of security, title transfer, securitisation, covered bond and conduit transactions ("permitted arrangements") in circumstances where a covered entity continues to retain all or substantially all the economic exposure to the covered asset under static IFRS and (unless the permitted arrangement falls within certain specified exceptions) a covered entity is entitled following the occurrence of a trigger to obtain legal and beneficial ownership, and control, of the covered asset on notice. Permitted arrangements should not be entered into for the purpose of affecting the treatment of covered assets under the Scheme.

(D)
Protection under the Scheme for a covered asset may also terminate with retrospective effect if (i) it becomes unlawful for HM Treasury to perform its payment obligations under the Scheme with respect to it, (ii) there is delay, exceeding a specified period, in reporting the occurrence of a trigger with respect to it, (iii) the initial data in respect of that covered asset contain errors such that it is not possible to identify the relevant assets and exposures which the participant intended to include in the portfolio or (iv) (subject, where applicable, to specified grace periods) one of certain specified termination events occurs with respect to it.

Triggers

(E)
Losses (as described in Scheme Principles (H), (I) and (J)) with respect to a covered asset will be taken into account under the Scheme if one of three verifiable credit-related triggers ("triggers") occurs in respect of that covered asset. The triggers are intended to capture the following circumstances:

(i)
failure to pay: the counterparty to the covered asset has (subject to specified grace periods) failed to pay an amount due under the terms of the covered asset (with specific rules adapting the failure to pay trigger, in order to identify analogous non-performance, in respect of covered assets within the consumer finance and residential mortgage covered asset classes and in respect of long dated and other limited recourse assets);

  (ii)
  bankruptcy: the counterparty is subject to a specified insolvency- or bankruptcy- related event (or, in order to identify analogous credit deterioration, if the covered asset forms part of the consumer finance or residential mortgage covered asset class, the covered asset has been charged off within the systems of the relevant covered entity in accordance with its ordinary business practices consistently applied); or

  (iii)
  restructuring: the covered asset is subject to a restructuring and is (or, unless the covered asset forms part of the residential mortgage covered asset class, is required by static IFRS to be) subject to an individual asset-level impairment (provided that individual asset-level impairments made, or required by static IFRS to be made, on or before 31 December 2008 will be taken into account for this purpose only if the Participant complies with certain specified notice requirements), with specific rules adapting the restructuring trigger for covered assets accounted for on a fair value basis.

(F)
For a covered asset which is a derivative agreement, the only triggers are (i) subject to a specified threshold, restructuring (as described in Scheme Principle (E)(iii)) and (ii) (subject to a specified grace period) the failure by the counterparty to that covered asset to pay the early termination amount for that derivative agreement after an early termination date has occurred under that derivative agreement.

Losses

(G)
Protection under the Scheme for each covered asset will be subject to a specified cap, the amount of which will reduce to zero over time or at a specified time and will never increase. For this purpose, each covered asset will have its own cap.

(H)
Protection under the Scheme will be provided for credit exposure in respect of each covered asset. Accordingly, a "loss" in relation to a covered asset will (subject to the cap referred to in Scheme Principle (G)) correspond to the outstanding principal amount of the covered asset (excluding amounts capitalised after 31 December 2008, except in respect of an overdraft) on the first date a trigger occurs with respect to the covered asset (or, if later, 31 December 2008). There are additional rules, intended to achieve analogous protection for credit exposure, defining the amount of the loss if a trigger occurs with respect to a covered asset which is a derivative agreement, limited recourse asset (which may be a long dated asset) or finance lease.

(I)
Subject to specified limitations, further losses in respect of covered liabilities may arise where, after the date on which a trigger has occurred with respect to a covered asset (or, if later, 31 December 2008), the relevant covered entity or entities make certain further advances or payments pursuant to and in accordance with the terms of the covered asset. The cap referred to in Scheme Principle (G) continues to apply to such further losses in respect of covered liabilities.

(J)
Subject to specified limitations, HM Treasury may elect that assets and exposures of the participant's group that are not protected under the Scheme ("non-covered assets") and which (i) represent new debt funding or a decision to continue to make available existing debt funding, in each case on or after the date on which a trigger has occurred with respect to a related covered asset, and (ii) meet criteria specified by HM Treasury, will become protected by the Scheme. The extent of the protection for such "extended protection assets" (which assets may or may not already be in existence at the time of HM Treasury's election) will be at HM Treasury's discretion. Further losses which arise will be protected within the extent of the protection which HM Treasury elects to provide.

(K)
The losses referred to in Scheme Principle (H) and losses in respect of covered liabilities and extended protection assets, referred to in Scheme Principles (I) and (J) respectively, will be taken into account for the purpose of the calculation (the "payment calculation") referred to in Scheme Principle (Q).

(L)
Protection under the Scheme may be rolled over to a specified extent in respect of certain classes of sterling covered assets in certain specified circumstances. If protection for a covered asset is rolled over, following the date upon which the protection under the Scheme would have terminated but for the rollover, 55 per cent. of the covered asset will be protected by the Scheme (on the 90/10 basis set out in Scheme Principle (Q)).

Recoveries

(M)
If a trigger occurs with respect to a covered asset then the assets, receipts, realisations, recoveries, rights, interests and benefits made, realised, received, recovered or derived by covered entities, other members of their group and any other holders of the covered asset, with respect to, resulting from or arising out of the covered asset, hedging arrangements meeting certain specified criteria and junior assets meeting certain specified criteria (in each case whether or not relating to losses and including, in certain specified cases, those arising before the date on which the trigger occurs) will, subject to limited specified exceptions, constitute "recoveries".

(N)
Recoveries are calculated net of certain specified out-of-pocket expenses. It is intended that expenses will be deductible from recoveries only if and to the extent there is a direct and verifiable connection between the incurrence of the relevant expense and the achievement of the relevant recovery.

(O)
Recoveries will be taken into account for the purpose of the payment calculation where they (i) are in the form of cash realisations, (ii) are in the form of assets transferred under any credit support arrangement relating to a derivative agreement or (iii) are not in the form of cash realisations but are deemed to be taken into account pursuant to specific rules. Non-cash realisations are traced for the purpose of taking them into account once they are converted into or give rise to cash realisations.

Payments

(P)
Losses and recoveries will be converted into sterling for the purpose of the payment calculation by reference to a specified exchange rate. It is not intended that the participant should manipulate the process of reporting triggers, losses and recoveries in order to procure a different exchange rate or otherwise for the purpose of affecting the payment calculation.

(Q)
Payments in respect of protection under the Scheme will be calculated on a whole portfolio basis by reference to the cumulative amount of losses and recoveries in respect of the portfolio and will, over time, represent 90 per cent. of the amount by which cumulative losses (as reduced by cumulative recoveries) on the portfolio exceed a specified first loss amount. All cumulative losses (as reduced by cumulative recoveries) on the portfolio up to the first loss amount, and 10 per cent. of the amount by which cumulative losses (as reduced by cumulative recoveries) on the portfolio exceed the first loss amount, will not be protected under the Scheme.

(R)
In the payment calculation, recoveries will be applied first to reduce the amount of payments to be made by HM Treasury in respect of losses, second to provide for the participant to reimburse HM Treasury in respect of payments it has made to the participant and third towards reinstating the first loss amount.

(S)
Payments in respect of losses and recoveries will, over time, reflect the credit performance of the covered assets (to the extent protected under the Scheme) without any manipulation which results in the Treasury providing protection for more than its 90 per cent. share of losses (as reduced by recoveries) in excess of the first loss amount or the participant being exposed to less than the first loss amount plus its 10 per cent. share of losses (as reduced by recoveries). The performance of covered assets (to the extent protected under the Scheme), including when compared with the performance of non-covered assets, should not be manipulated to the detriment of HM Treasury (whether by the adoption, amendment or implementation in a particular manner of systems or business practices, or otherwise).

(T)
The provision of protection under the Scheme in respect of a covered asset is subject to the participant providing or making available, upon request by HM Treasury, documentation, information and other evidence which is sufficient to (i) verify that the relevant payment obligation has arisen pursuant to the Conditions and (ii) enable the amount of the payment required to be made by the Conditions to be determined accurately. Such documentation, information and other evidence may (without limitation) be required by HM Treasury in order to verify satisfaction of the asset continuity requirement and the asset eligibility criteria, the occurrence and timing of a trigger and the amount of any loss or recovery.

Asset management

(U)
Subject to certain specified exceptions, the participant must ensure that any conduct in relation to covered assets (to the extent protected by the Scheme), non-cash recoveries and certain closely related hedges (together, the "protected assets") complies with certain specified "asset management requirements", including a specified "asset management objective".

(V)
The asset management objective does not apply to protected assets within the consumer finance and residential mortgage covered asset classes that are managed and administered alongside non-covered assets within those classes by personnel who are unaware of whether or not such assets and exposures are protected under the Scheme, provided that the other asset management requirements are complied with such that (without limitation):

(i)
the policies, practices and procedures of the participant's group are applied consistently to a particular type or class of asset or exposure regardless of whether or not the asset or exposure is protected under the Scheme; and

(ii)
there is no prejudice to, discrimination against or disproportionate adverse effect on the relevant protected assets when compared to assets and exposures of the same type or class that are non-covered assets.

(W)
It is intended that where (i) there is a conflict between a protected asset and a non-covered asset or (ii) a protected asset and a non-covered asset are related for credit aggregation purposes (including where they have a common obligor or have obligors that are members of the same group), Scheme Principle (U) should also apply to the non-covered asset to the extent necessary to ensure that the protected asset is managed and administered in accordance with the asset management requirements (except where the non-covered asset is publicly-traded and managed separately from the protected asset by virtue of a Chinese wall).

(X)
It is also intended that Scheme Principle (U) should apply to any decision to dispose of a protected asset in respect of which a trigger has occurred.

(Y)
None of Scheme Principles (U) to (X) is intended to result in any behaviour which breaches applicable law or regulation or any contractual term of any asset or exposure which was in effect as at 31 December 2008 or was formed or amended in accordance with the Conditions.

(Z)
The triggers (including the grace periods), the calculation of losses and recoveries and the asset management requirements are intended (without limitation) to ensure that the participant is not incentivised to enforce any rights against obligors earlier than it would enforce such rights but for its participation in the Scheme.

Exposure to 10 per cent. share

(AA)
Subject to specified exceptions, the participant must ensure that, at all times when the amount of cumulative losses (as reduced by cumulative recoveries) is in excess of the first loss amount, it or the relevant covered or other specified entity has, following a trigger, a full, unhedged economic exposure to its 10 per cent. share of recoveries.

Step-in

(BB)
As the Treasury's exposure under the Scheme, and its ability to monitor that exposure, depends (amongst other things) on the effective management and administration of certain assets and exposures (including covered assets) and the availability of information relevant to such exposure, the Treasury benefits from certain specified step-in rights upon the occurrence of specified step-in trigger events. The step-in rights may be exercised for a number of different purposes, including to enable HM Treasury to gather information and oversee the management and administration of the covered assets or specific covered assets and/or to enable HM Treasury to require the appointment of a third party to manage and administer the covered assets or specific covered assets, in each case for the purpose of fulfilling certain specified step-in objectives. If any step-in trigger event occurs, HM Treasury's ability to exercise the step-in rights effectively (including by the appointment of a step-in manager) and in a timely fashion is a crucial remedy. It is intended that the Conditions which provide for the step-in rights should achieve these objectives.

Regulatory capital treatment

(CC)
It is intended that the protection under the Scheme should, so far as possible, satisfy the requirements for eligible credit risk mitigation techniques set out in chapters 4, 5 and 9 (as relevant) of BIPRU. It is intended that the credit risk mitigation achieved through participation in the Scheme should reflect HM Treasury's sovereign risk weighting.

ANNEX 4—PRINCIPAL TERMS OF THE RBS 2010 DEFERRAL PLAN

The principal features of the RBS 2010 Deferral Plan (the "Plan") are summarised below.

1      Eligibility

All employees of the Company and its subsidiaries (including Executive Directors) are eligible to participate.

2      Grant of deferred awards

The Remuneration Committee or such other individual or group of persons so authorised by the Remuneration Committee (the "Committee") may grant deferred awards in substitution for a cash bonus which might otherwise have been paid. Deferred awards may be granted in the form of conditional rights to receive shares, forfeitable shares subject to restrictions under a forfeitable share agreement and/or conditional rights to receive subordinated debt.

The Plan will normally be operated within six weeks following the announcement of the Company's results for any period.

3      Reduction of deferred award

Deferred awards may be reduced and/or forfeited after reviewing (amongst other things) the performance of the Company, any member of the Group, any business area or team or the relevant individual.

4      Vesting of a deferred award

For the first operation of the Plan, the deferred award will vest as follows:

(i)
for Executive Directors, deferred awards will normally vest in June 2012;

(ii)
for senior management and specific individuals with a key role in the management of risk across the RBS Group, deferred awards will normally vest as to 1/3 in June 2010, and as to 1/3 in June 2011 and June 2012;

(iii)
for other employees earning a salary of over £39,000, deferred awards will normally vest as to 1/2 in June 2010, and as to 1/4 in June 2011 and June 2012; and

(iv)
for all other employees, any bonus amount over £2,000 will be deferred under the Plan and will normally vest as to 1/2 in June 2011, with the other 1/2 vesting in June 2012.

For subsequent operations of the Plan, the Remuneration Committee will determine deferral periods taking into account regulatory requirements and market practice.

On vesting of forfeitable shares, the restrictions in the forfeitable share agreement cease to have effect. On vesting of a conditional right to receive shares, shares are issued or transferred to the participant.

The Committee may decide to satisfy deferred awards in shares, subordinated debt or by the payment of an equivalent cash amount on vesting.

5      Leaving employment

Deferred awards continue to vest as normal if a participant ceases to be an employee of the Group (including ABN AMRO and its subsidiaries) unless the employee:

(i)
leaves for cause, in which case they lapse on the date of cessation of employment or, if the Committee so decides, on the date the participant gives or receives notice; or

(ii)
engages in competitive activity, in which case they lapse.

For US taxpayers, if they leave other than for cause, vesting may be accelerated for tax purposes however the deferred awards will not be released until their original vesting dates.

If a participant dies, his deferred award vests, subject to production of a valid grant of probate.

6      Corporate events

In the event of a variation in share capital, demerger, distribution (other than an ordinary dividend), change of control, delisting or other transaction affecting the current or future value of the shares or subordinated debt, deferred awards are not affected, unless the Committee determines that: they vest subject to any conditions that may be imposed; they lapse; they are exchanged for new awards; the number of shares and any other terms of the deferred awards should be adjusted; and/or any other appropriate action should be taken.

7      Limits

A deferred award must not be granted to an employee if it would cause the market value (as at the award date) of shares subject to deferred awards granted to him under the Plan in the same financial year to exceed the value of the bonus or other incentive to be deferred under the Plan.

In any 10 year period, not more than 10 per cent. of the issued ordinary share capital of the Company, including B Shares, may be issued or committed to be issued under the Plan and all other employee share plans operated by the Company. These limits do not include deferred awards which have lapsed. If conditional rights to shares are to be net settled, the number of shares committed to be issued will be based on the net expected number of shares to be transferred on vesting.

8      Amendments

The rules of the Plan may be amended by the Committee. However, prior shareholder approval will be required to amend certain provisions if the amendments are to the advantage of participants. These provisions relate to: eligibility; individual and Plan limits; the basis for determining a participant's entitlement to benefits under the Plan and any adjustment if there is a variation of capital; and the amendment power itself. Shareholder approval is not required to make minor amendments to facilitate the administration of the Plan, to comply with or take account of any proposed or existing legislation, to take account of any changes in legislation, or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participating company or participant.

9      Other provisions

Deferred awards are not pensionable.

In relation to forfeitable shares, participants will have dividend and voting rights and all other rights of a shareholder in relation to forfeitable shares, except to the extent specified in the forfeitable share agreement. Participants will have no dividend or voting rights in relation to conditional rights to receive shares, until the shares have been issued or transferred to them, but on vesting participants may be entitled to receive a payment in cash or shares equal to the value of dividends which would have been payable on the vested shares during the vesting period. Participants will not be entitled to receive interest or have any other rights of a bondholder in relation to conditional rights to receive subordinated debt, until the subordinated debt is transferred to them, but the value of subordinated debt received may be increased to take account of a notional amount of interest which would have been payable on the subordinated debt during the vesting period, at rates to be determined by the Committee.

Shares under the Plan may be newly issued, issued from treasury, or purchased in the market.

Any shares issued under the Plan will rank equally with shares of the same class in issue on the date of allotment except in respect of rights by reference to a prior record date.

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of The Royal Bank of Scotland Group plc (the "Company") will be held on 15 December 2009 at RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ at 10.30 a.m. for the purposes of considering and, if thought fit, passing the following resolutions:

Ordinary Resolutions

1.
THAT:

(a)
the Company's and RBS plc's accession to and participation in the asset protection scheme announced by HM Treasury in January 2009 (the "Asset Protection Scheme") on the terms of the Asset Protection Scheme terms and conditions and the accession agreement dated 26 November 2009 between the Company, RBS plc and HM Treasury (the "Accession Agreement") (together the "Scheme Documents") (including, without limitation, the exercise of their respective rights and performance of their respective obligations under and in connection with the Scheme Documents, their entry into any agreements and transactions contemplated by the Scheme Documents and their carrying into full effect the terms of the Scheme Documents); and

(b)
the issue to HM Treasury of up to 4,425,000,000,000 B Shares of £0.01 each in the capital of the Company (the "B Shares") and one Dividend Access Share of £0.01 in the capital of the Company (the "Dividend Access Share") on the terms set out in, and in accordance with, the acquisition and contingent capital agreement dated 26 November 2009 between the Company and HM Treasury (the "Acquisition and Contingent Capital Agreement") (together with any ordinary shares in the capital of the Company ("Ordinary Shares") and/or any non-voting deferred shares series B of £0.01 each in the capital of the Company (the "Non-Voting Deferred Shares Series B") issued or created on conversion of such B Shares) and any other issue of B Shares to HM Treasury pursuant to the Accession Agreement and/or the Acquisition and Contingent Capital Agreement,

  being a related party transaction for the purposes of the Listing Rules of the United Kingdom Listing Authority (the "Listing Rules"), be and are hereby approved and the Directors of the Company (or a committee of the Directors) be and are hereby authorised (subject always to the provisions of the Listing Rules) to waive, amend, vary or extend any of the terms of any of the Scheme Documents, the Acquisition and Contingent Capital Agreement and the documents and agreements contemplated by the Scheme Documents and/or the Acquisition and Contingent Capital Agreement (provided that any such waivers, amendments, variations or extensions are not of a material nature) and to do all things as they may in their absolute discretion consider to be necessary or desirable to implement and give effect to, or otherwise in connection with, the Asset Protection Scheme, the Acquisition and Contingent Capital Agreement and any such document or agreement.

2.
THAT, subject to and conditional upon Resolutions 1 and 5 being passed and without prejudice to the authority conferred on the Directors by paragraph (1) of Article 13(B) of the Articles of Association and any other subsisting authority conferred on the Directors pursuant to Section 551 (or the corresponding provision of the Companies Act 1985), the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares and to grant rights to convert securities into shares up to an aggregate nominal amount of £84,500,000,000.01, comprising:

(a)
up to 4,025,000,000,000 B Shares of £0.01 each and one Dividend Access Share of £0.01 to be allotted to HM Treasury (or its nominee), in relation to the allotment of shares; and

(b)
up to 177,000,000,000 Ordinary Shares of £0.25 each in connection with converting B Shares into Ordinary Shares and/or Non-Voting Deferred Shares Series B, in relation to the grant of rights to convert securities into shares, provided that such authority shall expire on 15 December 2014; and by such authority and power the Directors may during such period make offers or enter into agreements which would, or might, require securities to be allotted after the expiry of such period.

3.
THAT, subject to and conditional upon Resolution 2 being passed:

3.1
pursuant to Article 148(A) of the Articles of Association, the Directors be authorised to apply such amount as the Directors at their discretion may determine of the sums standing to the credit of any of the Company's distributable reserves, share premium account, merger reserve, capital redemption reserve or any reserve available for the purpose at the relevant time for the purposes of:

(a)
allotting to the holders of the B Shares additional B Shares, credited as fully paid, in connection with converting B Shares into Ordinary Shares in accordance with the terms of issue of the B Shares; and/or

(b)
allotting additional B Shares to the holders of the Dividend Access Share and/or the B Shares, credited as fully paid, in payment of any dividend (or any part thereof) declared or proposed at any time after the date of the passing of this resolution and that the Directors be authorised to allot such shares, credited as fully paid, to the holders of the B Shares and/or the Dividend Access Share with authority to deal with fractional entitlements arising out of such allotment as they think fit and authority to take all such other steps as they may deem necessary or desirable to implement such capitalisation and allotment; and

3.2
pursuant to Article 10 of the Articles of Association, such amount of the Company's share capital as the Directors may determine be consolidated and sub-divided and/or such number of the Company's shares as the Directors may determine be sub-divided (whether into shares of the same class and/or different classes), being such amount and/or number as the Directors may determine for the purposes of or in connection with converting B Shares into Ordinary Shares and/or Non-Voting Deferred Shares Series B in accordance with the terms of issue of the B Shares (including the consolidation and sub-division of the Ordinary Shares into ordinary shares of a lower nominal value and Non-Voting Deferred Shares Series B) and that the Directors be authorised to take all such other steps as they may deem necessary or desirable to implement such consolidation and/or sub-division.

4
THAT, the rules of the RBS 2010 Deferral Plan (the "Plan"), the main features of which are summarised in Annex 4 of the Circular of which this notice forms part and which are provided to the General Meeting and initialled by the Chairman for the purposes of identification, be and are approved and adopted and the Directors be and are hereby authorised to do all other acts and things necessary or desirable to operate the Plan, including the ability to establish further plans similar to the Plan for the benefit of employees overseas or relevant employees in the ABN AMRO Group and subject to such modifications as may be necessary or desirable to take account of applicable securities laws, exchange control or tax legislation, provided that any shares of the Company made available under such further plans are treated as counting against any limits on overall participation in the Plan.

Special Resolutions

5
THAT:

5.1
the provision of the Company's Memorandum of Association as to authorised share capital which is treated by virtue of paragraph 42 of the Companies Act 2006 (Commencement No. 8, Transitional Provisions and Savings) Order 2008 as a provision of the Company's Articles of Association setting the maximum amount of shares that may be allotted by the Company be and is hereby removed from the Company's Articles of Association; and

5.2
the amendments set out in Annex 2 of the Circular of which this notice forms part be and are hereby made to the Company's Articles of Association.

6
THAT, subject to and conditional upon Resolutions 2 and 5 being passed, and in addition and without prejudice to any subsisting authority (whether conferred by paragraph (2) of Article 13(B) of the Articles of Association or otherwise), the Directors be generally and unconditionally empowered to allot equity securities (as defined in Section 560(1) of the Companies Act 2006 and including the grant of rights to convert in accordance with Section 560(2) of the Companies Act 2006) wholly for cash (or otherwise) pursuant to the authority given by Resolution 2 above:

(a)
up to a nominal amount of £1,610,000,000.01 in relation to the issue of B Shares and the Dividend Access Share to HM Treasury (or its nominee); and

  (b)
  up to a nominal amount of £44,250,000,000 in relation to the issue of Ordinary Shares in connection with conversion of the B Shares,

  as if Section 561(1) of the Companies Act 2006, to the extent applicable in each case, did not apply to any such allotment. Such power shall expire simultaneously with the expiry of the authority granted by Resolution 2, provided that by such power the Company may make offers and enter into agreements during this period which would, or might, require equity securities to be allotted after such expiry.

By order of the Board of Directors of the Company.

Miller McLean
Group Secretary
Date: 27 November 2009

Notes:

(1)
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 10.30 am on 13 December 2009, or, if the General Meeting is adjourned, on the register of members of the Company 48 hours before the time of the adjourned meeting, will be entitled to attend or vote at the General Meeting in respect of the number of shares registered in their name at that time. In each case, changes to entries on the register after 10.30 a.m. on 13 December 2009 will be disregarded in determining the rights of any person to attend or vote at the meeting and the number of votes any person may cast at the meeting.

(2)
Every member entitled to attend, speak and vote at the General Meeting is entitled to appoint a proxy or proxies to attend, speak and vote instead of the member. A proxy need not be a member of the Company. A member may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by a member. A form appointing a proxy is enclosed with this notice and may be returned in the enclosed pre-paid envelope. To appoint a proxy, the form of proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be completed and must either (a) be sent to the Company's transfer office at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or (b) the proxy appointment must be lodged using the CREST Proxy Voting Service in accordance with Note 5 below, or (c) the proxy appointment must be registered electronically on the website at www.rbs.com/generalmeeting/e-proxy, in each case so as to be received no later than 10.30 a.m. on 11 December 2009. In calculating this, no account is taken of non-working days. The appointment of a proxy will not prevent a member from subsequently attending and voting at the meeting in person.

(3)
Any person to whom this General Meeting Notice has been sent, whose shares are held on their behalf by another person and who has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

(4)
The statement of the rights of shareholders in relation to the appointment of proxies in notes (2) above and (5) below do not apply to Nominated Persons. The rights described in these notes can only be exercised by shareholders.

(5)
CREST members who wish to appoint and/or give instructions to a proxy or proxies through the CREST electronic proxy appointment service may do so through the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Please refer to the CREST manual at www.euroclear.com/CREST.

(6)
As at 24 November 2009 (being the latest practicable date prior to the printing of this document), the issued share capital of the Company conferring the right to vote at the General Meeting consisted of 56,365,721,284 ordinary shares of 25p each carrying one vote each on a poll, 400,000 5.5 per cent. cumulative preference shares of £1 each carrying four votes each on a poll, and 500,000 11 per cent. cumulative preference shares of £1 each carrying four votes each on a poll. Therefore, the total number of voting rights in the Company as at 24 November 2009 was 56,369,321,284.

(7)
Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

(8)
Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the meeting that the question be answered.

(9)
A copy of this notice and other information required by Section 311A of the Companies Act 2006 can be found at www.rbs.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 December 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
By:	/s/ A N TAYLOR Name: A N Taylor Title: Head of Group Secretariat

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FORWARD LOOKING STATEMENTS
FINANCIAL INFORMATION

EXPECTED TIMETABLE OF PRINCIPAL EVENTS
DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS
PART I LETTER FROM THE CHAIRMAN OF RBS
APPENDIX 1 TO THE LETTER FROM THE CHAIRMAN OF RBS—RISK FACTORS
APPENDIX 2 TO THE LETTER FROM THE CHAIRMAN OF RBS—PRINCIPAL TERMS AND CONDITIONS OF THE APS
APPENDIX 3 TO THE LETTER FROM THE CHAIRMAN OF RBS—PRINCIPAL TERMS OF ISSUE OF THE B SHARES AND THE DIVIDEND ACCESS SHARE
APPENDIX 4 TO THE LETTER FROM THE CHAIRMAN OF RBS—KEY TERMS OF THE STATE AID RESTRUCTURING PLAN
APPENDIX 5 TO THE LETTER FROM THE CHAIRMAN OF RBS—GENERAL MEETING AND ACTION TO BE TAKEN BY SHAREHOLDERS
PART II CAPITAL RESOURCES AND LIQUIDITY MANAGEMENT
PART III UNAUDITED PRO FORMA FINANCIAL INFORMATION
PART IV ADDITIONAL INFORMATION
PART V DOCUMENTATION INCORPORATED BY REFERENCE
PART VI DEFINITIONS
ANNEX 1—TERMS OF ISSUE OF THE B SHARES AND THE DIVIDEND ACCESS SHARE
ANNEX 2—AMENDMENTS TO THE ARTICLES OF ASSOCIATION
ANNEX 3—SCHEME PRINCIPLES
ANNEX 4—PRINCIPAL TERMS OF THE RBS 2010 DEFERRAL PLAN
NOTICE OF GENERAL MEETING
SIGNATURES